As filed with the Securities and Exchange Commission on January 6, 2017.

Registration Statement No. 333-215383

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ObsEva SA

(Exact name of registrant as specified in its charter)

Switzerland	2834	Not applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Ernest Loumaye

Chief Executive Officer

ObsEva SA

Chemin des Aulx, 12

1228 Plan-les-Ouates

Geneva, Switzerland

Tel: +41 22 552 38 40

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

National Corporate Research, Ltd.

10 East 40th Street

New York, New York 10016

(212) 947-7200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Divakar Gupta Nicole Brookshire Charles S. Kim Cooley LLP 1114 Avenue of the Americas New York, New York 10036 (212) 479-6000	B. Shayne Kennedy Brian J. Cuneo Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 (650) 328-4600

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), shall determine.

The information contained in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 6, 2017

PRELIMINARY PROSPECTUS

                 Shares

Common Shares

This is the initial public offering of common shares of ObsEva SA. No public market has previously existed for our common shares. We are offering              of our common shares in this offering. The initial public offering price is expected to be between $          and $          per common share. We have applied to list our common shares on The NASDAQ Global Market under the symbol “OBSV.”

We are an “emerging growth company” and a foreign private issuer as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company and a Foreign Private Issuer.”

Investing in our common shares involves a high degree of risk. Before buying any common shares, you should carefully read the discussion of material risks of investing in our common shares in “Risk Factors” beginning on page 11 of this prospectus.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds, Before Expenses, to Us
Per common share	$	$	$
Total	$	$	$

(1)	See “Underwriting” for additional information regarding total underwriter compensation.

Entities affiliated with Medicxi have indicated an interest to purchase up to an aggregate of $         million of our common shares in this offering at the initial public offering price. In addition, certain of our existing shareholders and their affiliated entities have indicated an interest to purchase up to an aggregate of $         million of our common shares in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these entities, or any of these entities may determine to purchase more, less or no shares in this offering. The underwriters will receive the same underwriting discount on any shares purchased by these entities as they will on any other shares sold to the public in this offering.

We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase an additional              common shares from us.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common shares on or about                      , 2017.

Credit Suisse	Jefferies	Leerink Partners

The date of this prospectus is                      , 2017

We and the underwriters have not authorized anyone to provide you with any information other than contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, the common shares only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common shares.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the common shares and the distribution of this prospectus outside the United States.

The terms “dollar,” “USD” or “$” refer to U.S. dollars, the terms “Swiss Franc” and “CHF” refer to the legal currency of Switzerland and the terms “€” or “euro” are to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended. Unless otherwise indicated, all references to currency amounts in this prospectus are in U.S. dollars.

We present the audited consolidated financial statements and the unaudited consolidated interim financial statements in U.S. dollars and in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, or IFRS.

Through and including                      , 2017 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in our common shares. You should read the entire prospectus carefully, including “Risk Factors” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and the related notes, in each case included in this prospectus. You should carefully consider, among other things, the matters discussed in the section of this prospectus titled “Business” before making an investment decision. Unless otherwise indicated, “ObsEva,” “the Company,” “our Company,” “we,” “us” and “our” refer to ObsEva SA and its consolidated subsidiaries.

Company Overview

We are a clinical-stage biopharmaceutical company focused on the development and commercialization of novel therapeutics for serious conditions that compromise a woman’s reproductive health and pregnancy. Our goal is to build the leading women’s reproductive health and pregnancy company focused on conditions where current treatment options are limited and significant unmet needs exist.

We are focused on providing therapeutic solutions for women between the ages of 15 and 49 who suffer from reproductive health conditions that affect their quality of life, ability to conceive or that complicate pregnancy and the health of newborns. There are millions of women of reproductive age affected by conditions such as endometriosis, uterine fibroids and preterm labor, or that require in vitro fertilization, or IVF, to conceive. Our most advanced product candidates are designed to address the symptoms associated with endometriosis and uterine fibroids and to improve clinical pregnancy and live birth rates in women undergoing IVF. Endometriosis is an often painful disorder in which tissue that normally lines the inside of the uterus, called the endometrium, grows outside of the uterus, causing monthly bleeding and chronic inflammatory reactions inside the abdomen, that may result in ovarian cyst formation, scar tissue and adhesions. Uterine fibroids, also known as leiomyomata or myoma, are common non-cancerous tumors that develop in the muscular wall of the uterus and have disabling symptoms such as heavy menstrual bleeding. We are also developing a product candidate to treat preterm labor.

We are advancing a pipeline of orally-administered innovative new chemical entities, or NCEs, for the treatment of symptoms associated with endometriosis and uterine fibroids, improvement of clinical pregnancy and live birth rates in women undergoing IVF and treatment of preterm labor. The following diagram summarizes the indications and development stage of our current product candidates:

We were founded in November 2012 by former executives of PregLem SA, or PregLem, a Swiss-based specialty biopharmaceutical company dedicated to the development and commercialization of innovative drugs for women’s reproductive health. While at PregLem, our senior management team collaborated in the clinical development and commercialization of several women’s reproductive health therapeutics, including Esmya (ulipristal acetate) for the treatment of uterine fibroids. PregLem was subsequently acquired by Gedeon Richter in 2010. We believe we will be able to leverage our senior management team’s long-standing experience working together and with key opinion leaders, patient groups, payors, reproductive health networks, fertility clinics, obstetricians and gynecologists, or OB/GYNs, nurses and pharmacists to identify, in-license or acquire, develop and commercialize product candidates.

Our portfolio currently consists of three in-licensed NCEs in clinical development for four indications intended to address areas that we believe present significant unmet medical needs.

OBE2109 for the Treatment of Pain Associated with Endometriosis and Heavy Menstrual Bleeding Associated with Uterine Fibroids

We are developing OBE2109 as a novel, oral gonadotropin-releasing hormone, or GnRH, receptor antagonist, which is a type of drug that binds to the receptor and thus inhibits GnRH from eliciting a response from the same receptor, for the treatment of pain associated with endometriosis and heavy menstrual bleeding associated with uterine fibroids in pre-menopausal women. As of 2014, we believe that approximately 2.5 million women in the United States were diagnosed and being treated for endometriosis, and the majority of those women experience significant pain during menstrual periods. According to a study published in the American Journal of Obstetrics & Gynecology in 2003, uterine fibroids affect an estimated 20 to 40% of women over the age of 30 in the United States based on clinical cases and women who undergo treatment.

In 2015, we in-licensed OBE2109 from Kissei Pharmaceutical Co., Ltd., or Kissei, a Japanese pharmaceutical company. Prior to in-licensing OBE2109, Kissei completed a preclinical program, a Phase 1 clinical trial in healthy female volunteers of Japanese and European descent and three Phase 2a clinical trials in patients of Japanese descent with endometriosis, including one trial that included a subgroup of patients with both endometriosis and uterine fibroids. In these trials, OBE2109 was observed to have a linear pharmacokinetic, or PK, profile, a predictable dose-dependent suppression of estradiol, which is a form of the hormone estrogen, and a dose range that was well-tolerated and provided symptom relief. A drug’s PK profile refers to the specific way in which a given drug is handled by the body over time, including the particular patterns of the specified drug’s absorption, distribution and elimination from the body, while a drug’s pharmacodynamic, or PD, profile refers to the biochemical and physiological effects of a drug on the body. We expect OBE2109 to potentially reduce pain symptoms associated with endometriosis and heavy menstrual bleeding associated with uterine fibroids, while mitigating bone mineral density loss and other adverse effects associated with excessive estradiol suppression.

We are currently conducting a multiple-dose, placebo-controlled Phase 2b clinical trial of OBE2109 in patients with endometriosis across 46 sites in the United States and 15 sites in Central and Eastern Europe, with a target enrollment of 330 patients, which we refer to as the EDELWEISS clinical trial. We expect to report the primary efficacy results from the 24-week evaluation period of the EDELWEISS clinical trial in the first half of 2018. For the uterine fibroids indication, we intend to commence a Phase 3 clinical program with two Phase 3 clinical trials, which we refer to as the PRIMROSE clinical trials, in the first half of 2017. We expect to report data from these Phase 3 PRIMROSE clinical trials in the first half of 2020.

There are currently no GnRH receptor antagonists approved for the treatment of symptoms associated with endometriosis or uterine fibroids. However, we are aware that AbbVie Inc., Myovant Sciences, Inc. and Astellas Pharma Inc. are developing GnRH receptor antagonists for the treatment of symptoms associated with endometriosis or uterine fibroids. Based on publicly available information for these other products in development, we believe OBE2109 has the following potential advantages:

•	Favorable and consistent PK profile. OBE2109 has been observed to have a consistent PK profile and low variability due to high bioavailability and low volume of distribution. We believe some of the competitive product candidates have low bioavailability and high volume of distribution due to drug accumulation in fat, which we believe may translate into variable efficacy and safety. In addition, OBE2109’s half-life allows for once daily dosing across indications, while one of the competitive product candidates is being developed for twice daily dosing.

•	Personalized dosing. Based on OBE2109’s consistent PK and PD profiles observed in preclinical studies and clinical trials, we are currently evaluating personalized dosing that can be tailored to a patient’s individual response. We believe this may allow us to pursue a label for varied dosing based on a patient’s estradiol levels and symptoms. We believe other products in clinical development are currently only being evaluated for one or two dosing options, which do not appear to account for individual patient characteristics, individual response or patient preference.

•	No systematic need for add-back therapy. For symptoms associated with both endometriosis and uterine fibroids, we are developing OBE2109 as a stand-alone treatment (without need for add-back therapy) and in association with add-back therapy (fixed-dose combination therapy) to fulfill the needs of a broad patient population with endometriosis or uterine fibroids. Add-back therapy refers to the administration of additional estrogen during treatment to counteract the side effects of excessive suppression of estradiol. We believe at least one other product in clinical development is only being evaluated as a fixed-dose combination therapy that includes add-back therapy, which we believe may not be suitable for treatment of women with poor tolerance or contraindications to add-back therapy. We also believe that at least one of the other products in clinical development has demonstrated, at the dose being developed in the clinical trials, a bone mineral density loss at 24 weeks of treatment comparable to Lupron, a GnRH agonist used for the treatment of endometriosis and uterine fibroids.

•	Compliance benefit. OBE2109 may have an advantage in patient compliance due to the lack of observed food effect and the ability to be taken once anytime throughout the day, as compared to certain of the competitive product candidates, which we believe need to be taken on an empty stomach.

OBE001 (nolasiban) to Improve IVF Outcomes

We are developing OBE001 (nolasiban), an oral oxytocin receptor antagonist, to improve clinical pregnancy and live birth rates in women undergoing IVF. In Europe, approximately 620,000 IVF treatments were performed in 2012, and in the United States, approximately 210,000 IVF treatments were performed in 2014. The IVF process has an overall live birth rate of approximately 33% in the United States and 21% in Europe.

We in-licensed OBE001 from Merck Serono, which previously completed preclinical studies and Phase 1 clinical trials in 103 healthy female volunteers that evaluated the safety and PK profile of OBE001.

In 2016, we completed our 247-patient Phase 2 clinical trial of OBE001 in women undergoing IVF. In this Phase 2 clinical trial, OBE001 did not reach the primary endpoint of demonstrating a statistically significant increase in pregnancy rate at six weeks after embryo transfer. In our post-hoc analysis, which excluded patients with progesterone levels in the top quartile of the patient pool, we identified a statistically significant dose-proportional increase in pregnancy rate at 10 weeks as well as live birth rates. We believe that high progesterone levels can lead to a premature closing of the embryo implantation window. Based on these results, we intend to initiate a European Phase 3 clinical trial in women undergoing IVF in the first half of 2017 and expect to report data for the primary endpoint in the second quarter of 2018.

OBE022 for the Treatment of Preterm Labor

We are developing OBE022, an oral and selective prostaglandin F2α, or PGF2α, receptor antagonist, as a once daily treatment for preterm labor in weeks 24 to 34 of pregnancy.

Preterm labor, defined as the body commencing the birthing process prior to 37 weeks, is characterized by uterine contractions, cervical dilation and rupture of the fetal membranes that surround and protect the fetus during pregnancy. Preterm labor can lead to preterm birth, which is currently the leading worldwide cause of death of newborn babies. According to the National Center for Health Statistics, approximately 9.6% of babies in the United States were born preterm in 2014.

We in-licensed OBE022 from Merck Serono in 2015. Based on its PK profile and efficacy observed in animal models, we believe OBE022 has the potential to become a first-in-class therapy to suppress preterm labor and delay or avoid preterm birth, without significant safety concerns for the fetus. We are currently conducting a Phase 1 clinical trial assessing the safety, tolerability and PK profile of OBE022 in healthy post-menopausal female volunteers. Based on preliminary data, OBE022 was observed to have a favorable safety profile and to be well-tolerated up to 1,300 mg, which is above the estimated clinical effective dose, after single dose administration.

Our Strengths

We believe our clinical and product development experience in the field of women’s reproductive health and pregnancy provides us with the following strengths:

•	Strategic focus on diseases in women’s reproductive health and pregnancy that affect growing female populations with high unmet medical needs and significant commercial potential;

•	Three product candidates with clear mechanisms of action and early evidence of efficacy that have the potential to progress into and through late-stage clinical trials;

•	Management with substantial experience working together and developing and commercializing pharmaceutical products in the field of women’s reproductive health and pregnancy;

•	Strong industry and key opinion leader relationships in the field of women’s reproductive health and pregnancy that provide access to potential product in-licensing opportunities; and

•	Support from leading healthcare-focused investors and board members with experience in building and operating life science companies.

Our Strategy

Our goal is to build the leading women’s reproductive health and pregnancy company focused on conditions where current treatment options are limited and significant unmet needs exist. The key elements of our strategy include the following:

•	Continue to advance each of our current product candidates in their respective indications;

•	Develop a targeted commercialization strategy for any approved product candidates;

•	Pursue additional indications for our current product candidates; and

•	Leverage our international product development experience and extensive network of clinical experts and pharmaceutical industry executives within women’s reproductive health and pregnancy to in-license or acquire novel product candidates.

Risks Associated with Our Business

Our business is subject to many risks and uncertainties, as more fully described under “Risk Factors” and elsewhere in this prospectus. For example, you should be aware of the following risks before investing in our common shares.

•	We have incurred significant operating losses since inception and anticipate that we will continue to incur substantial operating losses for the foreseeable future and may never achieve or maintain profitability.

•	We have a limited operating history and have never generated any revenue from product sales, which may make it difficult to evaluate the success of our business to date and to assess our future viability.

•	Even if this offering is successful, we will need substantial additional funding to pursue our business objectives.

•	We depend entirely on the success of a limited number of product candidates, which are in clinical development and none of which have completed a pivotal trial.

•	Clinical trials are very expensive, time-consuming and difficult to design and implement and involve uncertain outcomes.

•	Clinical trials may be delayed, suspended or terminated for many reasons, which will increase our expenses and delay the time it takes to develop our product candidates.

•	We operate in a highly competitive and rapidly changing industry, which may result in our competitors discovering, developing or commercializing competing products before or more successfully than we do, or our entering a market in which a competitor has commercialized an established competing product, and we may not be successful in competing with them.

•	If we fail to comply with our obligations under our existing and any future intellectual property licenses with third parties or if such licenses are subject to a disagreement over contract interpretation, we could lose license rights that are important to our business or be subject to a narrowing of the scope of our rights to the relevant intellectual property or technology or an increase of our financial or other obligations to our licensors.

Corporate Information

We are a Swiss stock corporation (société anonyme) organized under the laws of Switzerland. We were formed in 2012 with an indefinite duration. We are currently registered in Plan-les-Ouates, Geneva, Switzerland. Our principal executive offices are located at Chemin des Aulx, 12, 1228 Plan-les-Ouates, Geneva, Switzerland. Our telephone number is +41 22 552 38 40. Investors should contact us for any inquiries through the address and telephone number of our principal executive office. We maintain a web site at www.obseva.com. The reference to our website is an inactive textual reference only and the information contained in, or that can be accessed through, our web site is not a part of this prospectus.

“ObsEva,” the ObsEva logo and other trademarks or service marks of ObsEva SA appearing in this prospectus are the property of ObsEva SA. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective holders.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	a requirement to have only two years of audited financial statements in addition to any required interim financial statements and correspondingly reduced Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure in its initial registration statement; and

•	an exemption from the auditor attestation requirement in the assessment of its internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002. See the section of this prospectus entitled “Management’s Discussion and Analysis—JOBS Act Exemptions.”

We may take advantage of these provisions up to the last day of the fiscal year ending after the fifth anniversary of this offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, have more than $700 million in market value of our common shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens.

Upon consummation of this offering, we will report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission, or SEC, of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

The Offering

Common shares offered by us	common shares.

Common shares to be outstanding after this offering	common shares.

Option to purchase additional common shares	We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to an additional common shares.

Use of proceeds	We expect the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, to be approximately $ based on an assumed initial public offering price of $ per common share, which is the midpoint of the price range set forth on the cover page of this prospectus. We intend to use the net proceeds from this offering to advance the development of OBE2109, OBE001 and OBE022 and for general corporate purposes. Further, we may use a portion of the net proceeds to pursue our strategy to in-license or acquire additional product candidates, although we have no agreements or commitments for any specific acquisitions or in-licenses as of the date of this prospectus. These expectations are subject to change. See the section of this prospectus entitled “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Risk Factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common shares.

Proposed NASDAQ Global Market symbol	“OBSV.”

The number of common shares that will be outstanding after this offering is based on the number of common shares outstanding as of December 31, 2016 and excludes              common shares that may be issued from our conditional share capital to cover equity grants awarded under our 2017 Equity Incentive Plan, which will become effective prior to the completion of this offering.

Except as otherwise noted, the information in this prospectus assumes or gives effect to the following:

•	a one-for-13 forward share split of our outstanding common, preferred and non-voting shares effected on December 8, 2016;

•	the conversion of all of our outstanding preferred shares into an aggregate of 19,111,326 common shares, which will occur automatically immediately prior to the closing of this offering;

•	the conversion of all of our outstanding non-voting shares into an aggregate of 1,854,502 common shares, which will occur automatically immediately prior to the closing of this offering;

•	the filing and effectiveness of our amendment and restatement of our articles of association to increase the number of our authorized common shares to shares immediately prior to the closing of this offering; and

•	no exercise by the underwriters of their option to purchase additional common shares.

Entities affiliated with Medicxi have indicated an interest to purchase up to an aggregate of $         million of our common shares in this offering at the initial public offering price. In addition, certain of our existing shareholders and their affiliated entities have indicated an interest to purchase up to an aggregate of $         million of our common shares in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these entities, or any of these entities may determine to purchase more, less or no shares in this offering. The underwriters will receive the same underwriting discount on any shares purchased by these entities as they will on any other shares sold to the public in this offering.

Summary Consolidated Financial Data

You should read the following summary consolidated financial data together with our audited consolidated financial statements and our unaudited consolidated interim financial statements, including, in each case, the related notes thereto included elsewhere in this prospectus and the “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus. We have derived the summary consolidated statements of comprehensive loss for the years ended December 31, 2015 and 2014 presented below from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statements of comprehensive loss for the nine months ended September 30, 2016 and 2015 presented below and the summary consolidated balance sheet data as of September 30, 2016 presented below have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus and have been prepared on the same basis as the audited consolidated financial statements. In the opinion of management, the unaudited summary consolidated financial data reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information in those statements. Our historical results are not necessarily indicative of the results that should be expected in the future and the results for the nine months ended September 30, 2016 are not necessarily indicative of the results to be expected for the full year ending December 31, 2016 or any other future period.

We present the audited consolidated financial statements and the unaudited consolidated interim financial statements in U.S. dollars and in accordance with IFRS.

	Nine Months Ended September 30,		Year Ended December 31,
	2016	2015	2015	2014
	(in thousands, except share and per share data)
	(unaudited)
Consolidated Statements of Comprehensive Loss:
Other operating income	$37	$14	$17	$45
Operating expenses:
Research and development expenses	(15,544)	(11,943)	(16,892)	(11,402)
General and administrative expenses	(3,321)	(1,586)	(2,954)	(1,560)

Total operating expenses	(18,865)	(13,529)	(19,846)	(12,962)

Operating loss	(18,828)	(13,515)	(19,829)	(12,917)
Finance income	34	195	—	109
Finance expense	(267)	—	(38)	—

Net loss before tax	(19,061)	(13,320)	(19,867)	(12,808)
Income tax expense	—	—	—	—

Net loss	$(19,061)	$(13,320)	$(19,867)	$(12,808)

Net loss per share, basic and diluted(1)	$(0.9)	$(1.4)	$(1.9)	$(1.4)

(1)	See Note 17 to our audited consolidated financial statements and Note 7 to our unaudited consolidated interim financial statements appearing elsewhere in this prospectus for a description of the method used to compute basic and diluted net loss per share attributable to common shareholders.

	As of September 30, 2016
	Actual	Pro Forma(1)(2)
	(in thousands) (unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$38,910	$
Working capital(3)	33,168
Total assets	57,416
Total liabilities	9,301
Share capital	1,735
Accumulated losses	(27,859)
Total shareholders’ equity	48,115

(1)	Pro forma consolidated balance sheet data reflects our sale of common shares in this offering at an assumed initial public offering price of $ per common share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(2)	Pro forma consolidated balance sheet data is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $ per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the pro forma amount of each of cash and cash equivalents, working capital, total assets and total shareholders’ equity by $ , assuming that the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. A 1,000,000 share increase or decrease in the number of common shares offered by us would increase or decrease the pro forma amount of each of cash and cash equivalents, working capital, total assets and total shareholders’ equity by $ , assuming the assumed initial public offering price of $ per common share, the midpoint of the price range set forth on the cover page of this prospectus remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(3)	We define working capital as current assets less current liabilities. See our audited consolidated financial statements and unaudited consolidated interim financial statements included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

RISK FACTORS

Investing in our common shares involves a high degree of risk. You should carefully consider the following risks and all other information contained in this prospectus, including our financial statements and the related notes, before making an investment decision regarding our securities. The risks and uncertainties described below are those significant risk factors, currently known and specific to us, which we believe are relevant to an investment in our securities. If any of these risks materialize, our business, financial condition or results of operations could suffer, the price of our common shares could decline and you could lose part or all of your investment.

Risks Related to Our Financial Position and Need for Additional Capital

We have incurred significant operating losses since inception and anticipate that we will continue to incur substantial operating losses for the foreseeable future and may never achieve or maintain profitability.

Since our inception, we have incurred significant operating losses. Our net loss was $19.1 million, $19.9 million and $12.8 million for the nine months ended September 30, 2016 and the years ended December 31, 2015 and 2014, respectively. As of September 30, 2016, we had accumulated losses of $58.5 million, out of which $30.6 million were offset with share premium. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. We have devoted substantially all of our efforts to in-licensing and developing our product candidates, OBE2109, OBE001 and OBE022, as well as capital raising, and building our management team. It could be several years, if ever, before we have a commercialized product. The net losses we incur may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase substantially if and as we:

•	continue the ongoing and planned preclinical and clinical development of OBE2109, OBE001 and OBE022 and make required milestone payments under license agreements;

•	initiate preclinical studies and clinical trials for any additional indications for our current product candidates and any future product candidates that we may pursue;

•	continue to build our portfolio of product candidates through the acquisition or in-license of additional product candidates or technologies;

•	continue to develop, maintain, expand and protect our intellectual property portfolio;

•	pursue regulatory approvals for our current and future product candidates that successfully complete clinical trials;

•	ultimately establish a sales, marketing and distribution infrastructure to commercialize any product candidate for which we may obtain marketing approval;

•	hire additional clinical, regulatory, scientific and accounting personnel; and

•	incur additional legal, accounting and other expenses in operating as a public company.

To become and remain profitable, we must develop and eventually commercialize one or more product candidates with significant market potential. This will require us to be successful in a range of challenging activities, including completing clinical trials of OBE2109, OBE001 and OBE022, developing commercial scale manufacturing processes, obtaining marketing approval, manufacturing, marketing and selling any current and future product candidates for which we may obtain marketing approval, and satisfying any post-marketing requirements. We are only in the preliminary stages of most of these activities and, in some cases, have not yet commenced certain of these activities. We may never succeed in any or all of these activities and, even if we do, we may never generate sufficient revenue to achieve profitability.

Because of the numerous risks and uncertainties associated with product development, we are unable to accurately predict the timing or amount of expenses or when, or if, we will obtain marketing approval to commercialize any of our product candidates. If we are required by the U.S. Food and Drug Administration, or FDA, or other regulatory authorities such as the European Medicines Agency, or EMA, to perform studies and trials in addition to those currently expected, or if there are any delays in the development, or in the completion of any planned or future preclinical studies or clinical trials of our current or future product candidates, our expenses could increase and profitability could be further delayed.

Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease the value of our company and could impair our ability to raise capital, maintain our research and development efforts, expand our business or continue our operations. A decline in the value of our company also could cause you to lose all or part of your investment.

We have a limited operating history and have never generated any revenue from product sales, which may make it difficult to evaluate the success of our business to date and to assess our future viability.

We commenced operations in 2012, and our operations to date have been largely focused on in-licensing and developing our product candidates, including conducting preclinical studies and clinical trials, raising capital, and building our management team and infrastructure. We have not yet demonstrated an ability to successfully complete later-stage clinical trials, obtain regulatory approvals, manufacture products on a commercial scale, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful commercialization. Additionally, the markets for our product candidates are competitive, complex and have characteristics that differ by geography. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history or a history of successfully developing and commercializing products.

We expect our financial condition and operating results to continue to fluctuate from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. We will need to eventually transition from a company with a research and development focus to a company capable of undertaking commercial activities. We may encounter unforeseen expenses, difficulties, complications and delays, and may not be successful in such a transition.

Even if this offering is successful, we will need substantial additional funding to pursue our business objectives. If we are unable to raise capital when needed or on terms favorable to us, we could be forced to curtail our planned operations and the pursuit of our growth strategy.

Identifying potential product candidates and conducting preclinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain regulatory approval and achieve product sales. We expect our expenses to increase in connection with our ongoing activities, particularly as we continue to develop our product candidates. Our expenses could increase beyond our current expectations if the FDA, EMA or other foreign regulatory agencies require us to perform clinical trials and other studies in addition to those that we currently anticipate. In addition, our product candidates, if approved, may not achieve commercial success. Our revenue, if any, will be derived from sales of products that we do not expect to be commercially available for a number of years, if at all. Additionally, if we obtain marketing approval for our product candidates, we expect to incur significant expenses related to manufacturing, marketing, sales and distribution. Furthermore, upon the closing of this initial public offering, we expect to incur additional costs associated with operating as a public company.

As of September 30, 2016, our cash and cash equivalents was $38.9 million. We expect our existing cash and cash equivalents, together with the proceeds from this offering, will enable us to fund our operating expenses and capital expenditure requirements for at least the next 12 months. This estimate is based on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we expect. Changes may occur beyond our control that would cause us to consume our available capital before that time, including changes in and progress of our development activities and changes in regulation. Our future capital requirements will depend on many factors, including:

•	the scope, progress, results and costs of our ongoing and planned preclinical studies and clinical trials for OBE2109, OBE001 and OBE022;

•	the timing and amount of milestone payments we are required to make under our license agreements;

•	the extent to which we in-license or acquire other product candidates and technologies;

•	the number and development requirements of other product candidates that we may pursue;

•	the costs, timing and outcome of regulatory review of our product candidates;

•	the costs associated with building out our U.S. operations;

•	the costs and timing of future commercialization activities, including drug manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval;

•	the revenue, if any, received from commercial sales of our product candidates for which we receive marketing approval;

•	our ability to establish strategic collaborations; and

•	the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims.

Even if this offering is successful, we will require additional capital to complete our planned clinical development programs for our current product candidates to seek regulatory approval. If we receive regulatory approval for any of our product candidates, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution. Any additional capital raising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our current and future product candidates, if approved.

In addition, we cannot guarantee that future financing will be available on a timely basis, in sufficient amounts or on terms acceptable to us, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of our shareholders and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our common shares to decline. Further, as a Swiss corporation we have less flexibility to raise capital, particularly in a quick and efficient manner. As a result, once we are a listed company in the United States, we may not be able to access the capital markets as frequently as comparable U.S. companies. See the Risk Factor entitled “Our status as a Swiss corporation means that our shareholders enjoy certain rights that may limit our flexibility to raise capital, issue dividends and otherwise manage ongoing capital needs” for additional information related to our ability to timely raise capital. If we are unable to obtain funding on a timely basis on acceptable terms, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of any product candidates, if approved, or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired.

Raising additional capital may cause dilution to our shareholders, restrict our operations or require us to relinquish rights to our intellectual property or future revenue streams.

Until such time as we can generate substantial product revenue, if ever, we expect to finance our operations through a combination of equity offerings, debt financings, and license and development agreements in connection with any future collaborations. We do not have any committed external source of funds. In the event we seek additional funds, we may raise additional capital through the sale of equity or convertible debt securities. In such an event, you and our existing shareholders may experience substantial dilution, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of our common shares. Debt financing, if available, could result in increased fixed payment obligations and may involve agreements that include restrictive covenants, such as limitations on our ability to incur additional debt, make capital expenditures, acquire, sell or license intellectual property rights or declare dividends, and other operating restrictions that could hurt our ability to conduct our business.

Further, if we raise additional capital through collaborations, strategic alliances, or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our intellectual property future revenue streams, research programs or product candidates, or grant licenses on terms that may not be favorable to us.

Fluctuations in exchange rates may adversely affect our results of operations.

Our reporting currency is in U.S. dollars, but the results of operations and the financial position of our operations in Switzerland are reported in Swiss francs and then translated into U.S. dollars for reporting purposes. Our financial results are, thus, impacted primarily by currency fluctuations between U.S. dollars and Swiss francs. Moreover, a change in the concentration of our business activities could result in an increased effect of exchange rates on our financial position and results of operations. Although we do currently hedge against certain currency risks, see the section in this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Qualitative and Quantitative Disclosures about Financial Risks” for more information regarding our exposure to currency fluctuations. There is no assurance that we will, in the future, be successful in fully or even adequately hedging our currency risk.

Risks Related to the Development of Our Product Candidates

We depend entirely on the success of a limited number of product candidates, which are in clinical development and none of which have completed a pivotal trial. If we do not obtain regulatory approval for and successfully commercialize one or more of our product candidates or we experience significant delays in doing so, we may never become profitable.

We do not have any products that have received regulatory approval and may never be able to develop marketable product candidates. We expect that a substantial portion of our efforts and expenses over the next few years will be devoted to OBE2109, OBE001 and OBE022, and as a result, our business currently depends heavily on the successful development, regulatory approval and commercialization of these product candidates. We cannot be certain that our product candidates will receive regulatory approval or will be successfully commercialized even if they receive regulatory approval. The research, testing, manufacturing, safety, efficacy, labeling, approval, sale, marketing and distribution of our product candidates are, and will remain, subject to comprehensive regulation by the FDA, EMA and comparable foreign regulatory agencies. Failure to obtain regulatory approval for our product candidates in the United States, the European Union or other jurisdictions will prevent us from commercializing and marketing our product candidates. The success of our product candidates will depend on several additional factors, including:

•	completing clinical trials that demonstrate their efficacy and safety;

•	receiving marketing approvals from applicable regulatory authorities;

•	completing any post-marketing studies required by applicable regulatory authorities;

•	establishing commercial manufacturing capabilities;

•	launching commercial sales, marketing and distribution operations;

•	the prevalence and severity of adverse events experienced with our product candidates;

•	acceptance of our product candidates by patients, the medical community and third-party payors;

•	a continued acceptable safety profile following approval;

•	obtaining and maintaining healthcare coverage and adequate reimbursement for our product candidates;

•	competing effectively with other therapies, including with respect to the sales and marketing of our product candidates, if approved; and

•	qualifying for, maintaining, enforcing and defending our intellectual property rights and claims.

Many of these factors are beyond our control, including the time needed to adequately complete clinical testing, the regulatory submission process, potential threats to our intellectual property rights and changes in the competitive landscape. It is possible that none of our product candidates will ever obtain regulatory approval, even if we expend substantial time and resources seeking such approval. If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully complete clinical trials, obtain regulatory approval or, if approved, commercialize our product candidates, which would harm our business, financial condition and results of operations.

Clinical trials are very expensive, time-consuming and difficult to design and implement and involve uncertain outcomes. Furthermore, results of earlier preclinical studies and clinical trials may not be predictive of results of future preclinical studies or clinical trials.

The risk of failure for our product candidates is high. It is impossible to predict when or if any of our product candidates will prove effective or safe in humans or will receive regulatory approval. To obtain the requisite regulatory approvals to market and sell any of our product candidates, we must demonstrate through extensive preclinical studies and clinical trials that our product candidates are safe and effective in humans. Clinical testing is expensive and can take many years to complete, and the outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. For example, in our Phase 2 clinical trial of OBE001 in women undergoing IVF, OBE001 did not achieve the primary endpoint of a statistically significant increase in pregnancy rate after six weeks and, as a result, we are required to conduct additional clinical trials and analyses which may ultimately delay the development of OBE001. Additionally, we are planning to conduct a PK and PD study to confirm the add-back dosage to be utilized in our Phase 3 PRIMROSE clinical trials for OBE2109’s uterine fibroid indication. If the results of the PK and PD study do not support our dosing assumptions, we may need to adapt our add-back drug dosing in the Phase 3 PRIMROSE clinical trials.

In addition, the results of preclinical studies and earlier clinical trials may not be predictive of the results of later-stage clinical trials. The results generated to date in preclinical studies or clinical trials for our product candidates do not ensure that later preclinical studies or clinical trials will demonstrate similar results. Further, we have limited clinical data for each of our product candidates and have not completed Phase 3 clinical trials for any of our product candidates. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical and earlier stage clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in later-stage clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials, and we cannot be certain that we will not face similar setbacks. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products.

In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in clinical trial procedures set forth in protocols, differences in the size and type of the patient populations, adherence to the dosing regimen and other clinical trial protocols, and the rate of dropout among clinical trial participants. Specifically, the three Phase 2 clinical trials of OBE2109 only enrolled women of Japanese descent, and therefore the effects of OBE2109 on women of European descent in our Phase 2b clinical trial of OBE2109 in women with pain associated with endometriosis or our two planned Phase 3 clinical trials of OBE2109, which will be conducted in Europe and in the United States, in women with heavy menstrual bleeding associated with uterine fibroids may not be consistent with the results of the Japanese Phase 2 clinical trials. Additionally, in the case of our late-stage clinical product candidates, results may differ in general on the basis of the larger number of clinical trial sites and additional countries and languages involved in Phase 3 clinical trials. Different countries have different standards of care and different levels of access to care for patients. These differences may, in part, drive the heterogeneity of the patient populations that enroll in our studies.

In addition, because we in-licensed OBE2109 from Kissei Pharmaceutical Co., Ltd., or Kissei, and OBE001 and OBE022 from Ares Trading S.A., an affiliate of Merck Serono, or Merck Serono, we were not involved in and had no control over the preclinical and clinical development of these product candidates prior to entering into these in-license agreements. In addition, we are relying on Kissei and Merck Serono to have conducted such research and development in accordance with the applicable protocol, legal, regulatory and scientific standards, having accurately reported the results of all clinical trials conducted prior to our acquisition of OBE2109, OBE001 and OBE022, and having correctly collected and interpreted the data from these studies and trials. To the extent any of these has not occurred, expected development time and costs may be increased which could adversely affect the marketing approval for and any future revenue from these product candidates.

The European Phase 3 clinical trial for OBE001 based on observations from our post-hoc analysis of the failed Phase 2 clinical trial may not achieve statistically significant results or otherwise meet its targeted endpoint.

Following the failure to achieve the primary endpoint of a statistically significant increase in pregnancy rate after six weeks in our Phase 2 clinical trial for OBE001, we completed a post-hoc analysis of the Phase 2 data. In the post-hoc analysis, which excluded patients with progesterone levels in the top quartile of the patient pool, we identified a statistically significant result for the primary endpoint. Based on these results, we intend to initiate a European Phase 3 clinical trial. There may be greater risk to the ultimate success of this clinical trial given the fact that we are basing our European Phase 3 clinical trial design on post-hoc analysis and this trial may not achieve in statistically significant results or otherwise meet its primary endpoint.

Clinical trials may be delayed, suspended or terminated for many reasons, which will increase our expenses and delay the time it takes to develop our product candidates.

We may experience delays in our ongoing or future preclinical studies or clinical trials, and we do not know whether future preclinical studies or clinical trials will begin on time, need to be redesigned, enroll an adequate number of patients on time or be completed on schedule, if at all. The completion of clinical trials for our clinical product candidates may be delayed, suspended or terminated as a result of many factors, including:

•	the FDA or comparable foreign regulatory authorities disagreeing as to the design or implementation of our clinical trials, including the design of our two Phase 3 clinical trials for OBE2109;

•	the delay or refusal of regulators or institutional review boards, or IRBs, to authorize us to commence a clinical trial at a prospective trial site and changes in regulatory requirements, policies and guidelines;

•	delays or failure to reach agreement on acceptable terms with prospective clinical research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	delays in patient enrollment and variability in the number and types of patients available for clinical trials;

•	the inability to enroll a sufficient number of patients in trials to ensure adequate statistical power to detect statistically significant treatment effects;

•	having clinical sites deviate from the trial protocol or dropping out of a trial;

•	negative or inconclusive results, which may require us to conduct additional preclinical studies or clinical trials or to abandon projects that we expect to be promising;

•	safety or tolerability concerns could cause us to suspend or terminate a trial if we find that the participants are being exposed to unacceptable health risks;

•	regulators or IRBs requiring that we or our investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or safety concerns, among others;

•	lower than anticipated retention rates of patients and volunteers in clinical trials;

•	the inability to enroll a sufficient number of patients in clinical trials due to social and cultural stigmas or sensitivities around reproductive therapies;

•	our CROs or clinical trial sites failing to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all, deviating from the protocol or dropping out of a trial;

•	delays relating to adding new clinical trial sites;

•	difficulty in maintaining contact with patients after treatment, resulting in incomplete data;

•	delays in establishing the appropriate dosage levels;

•	the quality or stability of the product candidate falling below acceptable standards;

•	the inability to produce or obtain sufficient quantities of the product candidate to complete clinical trials; and

•	exceeding budgeted costs due to difficulty in accurately predicting costs associated with clinical trials.

We could also encounter delays if a clinical trial is suspended or terminated by us, by the IRBs or Ethics Committees of the institutions in which such trials are being conducted, by the Data Safety Monitoring Board for such trial or by the FDA or other regulatory authorities. Such authorities may suspend or terminate a clinical trial due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.

Further, conducting clinical trials in foreign countries, as we plan to do for our product candidates, presents additional risks that may delay completion of our clinical trials. These risks include the failure of enrolled patients in foreign countries to adhere to the clinical protocol as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes, as well as political and economic risks relevant to such foreign countries.

If we experience delays in the completion, or termination, of any clinical trial of our product candidates, the commercial prospects of our product candidates may be harmed, and our ability to generate product revenue from sales of any of these product candidates will be delayed or not realized at all.

We do not know whether any of our preclinical studies or clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. Any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenue from product sales. Any of these occurrences may significantly harm our business, financial condition and prospects. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates. Significant preclinical study or clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do and impair our ability to successfully commercialize our product candidates.

The regulatory approval process of the FDA, EMA or any comparable foreign regulatory agency may be lengthy, time-consuming and unpredictable.

Our future success is dependent upon our ability to successfully develop, obtain regulatory approval for and then successfully commercialize one or more of our product candidates. The time required to obtain approval by the FDA and comparable foreign authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. We have not obtained regulatory approval for any product candidate and it is possible that none of our existing product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory approval. Neither we nor any future collaborator is permitted to market any of our product candidates in the United States or abroad until we receive regulatory approval of a New Drug Application, or NDA, from the FDA or approval from the EMA or other applicable foreign regulatory agency.

Prior to obtaining approval to commercialize a product candidate in any jurisdiction, we or our collaborators must demonstrate with substantial evidence from well-controlled clinical trials, and to the satisfaction of the FDA, EMA or any comparable foreign regulatory agency, that such product candidates are safe and effective for their intended uses. Results from preclinical studies and clinical trials can be interpreted in different ways. The FDA, EMA or any comparable foreign regulatory agency can delay, limit or deny approval of our product candidates or require us to conduct additional preclinical or clinical testing or abandon a program for many reasons, including:

•	the FDA, EMA or the applicable foreign regulatory agency’s disagreement with the design or implementation of our clinical trials;

•	negative or ambiguous results from our clinical trials or results that may not meet the level of statistical significance required by the FDA, EMA or any comparable foreign regulatory agency for approval;

•	serious and unexpected drug-related side effects experienced by participants in our clinical trials or by individuals using drugs similar to our product candidates;

•	our inability to demonstrate to the satisfaction of the FDA, EMA or the applicable foreign regulatory agency that our product candidates are safe and effective for their proposed indications;

•	the FDA’s, EMA’s or the applicable foreign regulatory agency’s disagreement with the interpretation of data from preclinical studies or clinical trials;

•	our inability to demonstrate the clinical and other benefits of our product candidates outweigh any safety or other perceived risks;

•	the FDA’s, EMA’s or the applicable foreign regulatory agency’s requirement for additional preclinical studies or clinical trials;

•	the FDA’s, EMA’s or the applicable foreign regulatory agency’s disagreement regarding the formulation, labeling or the specifications of our product candidates;

•	the FDA’s, EMA’s or the applicable foreign regulatory agency’s failure to approve the manufacturing processes or facilities of third-party manufacturers with which we contract; or

•	the potential for approval policies or regulations of the FDA, EMA or the applicable foreign regulatory agencies to significantly change in a manner rendering our clinical data insufficient for approval.

Any of our current or future product candidates could take a significantly longer time to gain regulatory approval than expected or may never gain regulatory approval. This could delay or eliminate any potential product revenue by delaying or terminating the potential commercialization of our product candidates.

Of the large number of drugs in development, only a small percentage successfully complete the FDA or foreign regulatory approval processes and are commercialized. The lengthy approval process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval to market our product candidates, which would significantly harm our business, financial condition, results of operations and prospects.

We intend to seek formal advice and guidance from the FDA prior to advancing our product candidates into further studies and pivotal clinical trials. If the feedback we receive is different from what we currently anticipate, this could delay the development and regulatory approval process for these product candidates. For example, we do not believe our subjective 11-point numeric pain rating scale we are using in our Phase 2b clinical trial of OBE2109 in women with pain associated with endometriosis will be sufficient, on its own, to support a suitable endpoint for future Phase 3 clinical trials. As a result, we believe we will be required to validate an additional assessment of pain for our Phase 3 program. We will have limited experience using this new pain assessment rating scale in a clinical setting, which, as a result, increases the risk that we may have unforeseen, or variability in, results from this clinical trial.

We generally plan to seek regulatory approval to commercialize our product candidates in the United States, the European Union and other key global markets. To obtain regulatory approval in other countries, we must comply with numerous and varying regulatory requirements of such other countries regarding safety, efficacy, chemistry, manufacturing and controls, clinical trials, commercial sales, pricing and distribution of our product candidates. Even if we are successful in obtaining approval in one jurisdiction, we cannot ensure that we will obtain approval in any other jurisdiction. Failure to obtain approval in one jurisdiction may negatively impact our ability to obtain approval elsewhere. Failure to obtain marketing authorization for our product candidates will result in our being unable to market and sell such products. If we fail to obtain approval in any jurisdiction, the geographic market for our product candidates could be limited. Similarly, regulatory agencies may not approve the labeling claims that are necessary or desirable for the successful commercialization of our product candidates or may grant approvals for more limited patient populations than requested.

Even if we eventually complete clinical testing and receive approval of an NDA or foreign marketing application for our product candidates, the FDA or the applicable foreign regulatory agency may grant approval contingent on the performance of costly additional clinical trials, including Phase 4 clinical trials or the implementation of a Risk Evaluation and Mitigation Strategy, or REMS, which may be required to ensure safe use of the drug after approval. Any delay in obtaining, or inability to obtain, applicable regulatory approval would delay or prevent commercialization of that product candidate and would adversely impact our business and prospects.

Our clinical trials may fail to demonstrate the safety and efficacy of our product candidates, or serious adverse or unacceptable side effects may be identified during the development of our product candidates, which could prevent or delay regulatory approval and commercialization, increase our costs or necessitate the abandonment or limitation of the development of some of our product candidates.

Before obtaining regulatory approvals for the commercial sale of our product candidates, we must demonstrate through lengthy, complex and expensive preclinical testing and clinical trials that our product candidates are both safe and effective for use in each target indication, and failures can occur at any stage of testing. Clinical trials, such as our initial Phase 2 clinical trial for OBE001, often fail to demonstrate efficacy or safety of the product candidate studied for the target indication.

Moreover, undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or comparable foreign regulatory authorities. Results of our clinical trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics. Accordingly, we may need to abandon their development or limit development to certain uses or sub-populations in which such side effects are less prevalent, less severe or more acceptable from a risk-benefit perspective. Many compounds that initially showed promise in preclinical or early-stage testing have later been found to cause side effects that restricted their use and prevented further development of the compound for larger indications.

For example, in evaluation of OBE2109 to date, patients have experienced adverse events consistent with the suppression of estradiol, including hot flashes and abnormal uterine bleeding. Three patients experienced hot flashes that were moderate in severity. Occurrence of serious treatment-related side effects could impede subject recruitment and clinical trial enrollment or the ability of enrolled patients to complete the trial, require us to halt the clinical trial, and prevent receipt of regulatory approval from the FDA, EMA or any comparable foreign regulatory agency. They could also adversely affect physician or patient acceptance of our product candidates or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

Additionally, if one or more of our product candidates receives regulatory approval, and we or others later identify undesirable side effects caused by these product candidates, a number of potentially significant negative consequences could result, including:

•	withdrawal by regulatory authorities of approvals of such product;

•	seizure of the product by regulatory authorities;

•	recall of the product;

•	restrictions on the marketing of the product or the manufacturing process for any component thereof;

•	requirement by regulatory authorities of additional warnings on the label, such as a “black box” warning or contraindication;

•	requirement that we implement a REMS or create a medication guide outlining the risks of such side effects for distribution to patients;

•	commitment to expensive additional safety studies prior to launch as a prerequisite of approval by regulatory authorities of such product;

•	commitment to expensive post-marketing studies as a prerequisite of approval by regulatory authorities of such product;

•	the product may become less competitive;

•	initiation of legal action against us claiming to hold us liable for harm caused to patients; and

•	harm to our reputation and resulting harm to physician or patient acceptance of our products.

Any of these events could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved, and could significantly harm our business, financial condition, and results of operations.

We depend on enrollment of patients in our clinical trials for our product candidates. If we are unable to enroll patients in our clinical trials, our research and development efforts could be adversely affected.

Identifying and qualifying patients to participate in clinical trials of our product candidates is critical to our success. Successful and timely completion of clinical trials will require that we enroll a sufficient number of patients who remain in the study until its conclusion. If patients are unwilling to participate in our clinical trials because of a lack of familiarity with our approach to the treatment of reproductive health conditions, negative publicity from adverse events in the reproductive health field or for other reasons, including competitive clinical trials for similar patient populations and general social or cultural stigmas and sensitivities towards reproductive health, our timelines for recruiting patients, conducting clinical trials and obtaining regulatory approval of potential products may be delayed. These delays could result in increased costs, delays in advancing our product development, delays in testing the effectiveness of our technology or termination of our clinical trials altogether.

We cannot predict how successful we will be at enrolling patients in future clinical trials. Patient enrollment is affected by other factors including:

•	the eligibility criteria for the trial in question;

•	the perceived risks and benefits of the product candidate in the trial;

•	clinicians’ and patients’ perceptions as to the potential advantages of the product candidate being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating or drugs that may be used off-label for these indications;

•	the size of the patient population required for analysis of the trial’s primary endpoints;

•	competition for patients for competitive product candidates undergoing clinical trials;

•	the efforts to facilitate timely enrollment in clinical trials;

•	the design of the trial;

•	the patient referral practices of physicians;

•	our ability to recruit clinical trial investigators with the appropriate competencies and experience;

•	the ability to monitor patients adequately during and after treatment;

•	the risk that patients enrolled in clinical trials will drop out of the trials before completion;

•	the ability to obtain and maintain patient consents; and

•	the proximity and availability of clinical trial sites for prospective patients.

In addition, our clinical trials will compete with other clinical trials for product candidates that are in the same therapeutic areas as our product candidates, and this competition will reduce the number and types of patients available to us, because some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors. We expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials in such clinical trial site.

In particular, for the clinical trials for OBE001 and OBE022, we will need to enroll women undergoing IVF and pregnant women, respectively. We believe that these patient populations may be reluctant to enroll in clinical trials, given the sensitivity of reproductive health issues, particularly for women who are undergoing IVF or are experiencing spontaneous preterm labor. In addition, to date, pregnant women have not been extensively evaluated in clinical trials. As a result, enrollment in our planned clinical trials is difficult to predict and may take longer or cost more than we anticipate.

Delays in the completion of any clinical trial of our product candidates will increase our costs, slow down our product candidate development and approval process, and delay or potentially jeopardize our ability to commence product sales and generate revenue. In addition, many of the factors that may lead to a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

We may not be successful in our efforts to in-license or acquire additional product candidates for other serious conditions compromising women’s reproductive health and pregnancy.

A significant element of our strategy is to build and expand our pipeline of product candidates through in-licensing or acquiring additional product candidates for other serious conditions compromising women’s reproductive health and pregnancy. Currently, we do not have the internal expertise, nor do we intend to develop the internal expertise, necessary to discover new chemical entities for therapeutic purposes. As a result, if we are not able to identify and acquire additional product candidates, we will not be able to expand our pipeline. Even if we are successful in continuing to build our pipeline through in-licensing or acquisitions, the potential product candidates that we in-license or acquire may not be suitable for clinical development, including as a result of being shown to have harmful side effects or other characteristics that indicate that they are unlikely to be drugs that will receive marketing approval and achieve market acceptance.

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

We have limited financial and managerial resources. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

We may become exposed to costly and damaging liability claims, either when testing our product candidates in the clinic or at the commercial stage, and our product liability insurance may not cover all damages from such claims.

We are exposed to potential product liability and professional indemnity risks that are inherent in the research, development, manufacturing, marketing, and use of pharmaceutical products. We currently have no products that have been approved for commercial sale. However, the current and future use of product candidates by us in clinical trials, and the sale of any approved products in the future, may expose us to liability claims. These claims might be made by patients that use the product, healthcare providers, pharmaceutical companies, or others selling such products. Any claims against us, regardless of their merit, could be difficult and costly to defend, and could compromise the market acceptance of our product candidates or any prospects for commercialization of our product candidates, if approved.

Although the clinical trial process is designed to identify and assess potential side effects, it is always possible that a drug, even after regulatory approval, may exhibit unforeseen side effects. If any of our product candidates were to cause adverse side effects during clinical trials or after approval of the product candidate, we may be exposed to substantial liabilities. Physicians and patients may not comply with any warnings that identify known potential adverse effects and patients who should not use our product candidates.

Although we maintain product liability insurance coverage, such insurance may not be adequate to cover all liabilities that we may incur. We may need to increase our insurance coverage each time we commence a clinical trial and if we successfully commercialize any product candidate. As the expense of insurance coverage is increasing, we may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise. If a successful product liability claim or series of claims is brought against us for uninsured liabilities or in excess of insured liabilities, our assets may not be sufficient to cover such claims and our business operations could be impaired.

Risks Related to Commercialization of Our Product Candidates

We have never commercialized a product candidate and we may lack the necessary expertise, personnel and resources to successfully commercialize any of our products that receive regulatory approval on our own or together with collaborators.

We have never commercialized a product candidate. Our operations to date have been limited to organizing and staffing our company, business planning, raising capital, in-licensing or acquiring our product candidates and undertaking preclinical studies and clinical trials of our product candidates. We currently have no sales force, marketing or distribution capabilities. To achieve commercial success of our product candidates, if any are approved, we will have to develop our own sales, marketing and supply capabilities or outsource these activities to a third party.

Factors that may affect our ability to commercialize our product candidates on our own include recruiting and retaining adequate numbers of effective sales and marketing personnel, obtaining access to or persuading adequate numbers of physicians to prescribe our product candidates and other unforeseen costs associated with creating an independent sales and marketing organization. Developing a sales and marketing organization requires significant investment, is time-consuming and could delay the launch of our product candidates. We may not be able to build an effective sales and marketing organization in the United States, the European Union or other key global markets. If we are unable to build our own distribution and marketing capabilities or to find suitable partners for the commercialization of our product candidates, we may have difficulties generating revenue from them.

We operate in a highly competitive and rapidly changing industry.

Biopharmaceutical product development is highly competitive and subject to rapid and significant technological advancements. Our success is highly dependent upon our ability to in-license, acquire, develop and obtain regulatory approval for new and innovative products on a cost-effective basis and to market them successfully. In doing so, we face and will continue to face intense competition from a variety of businesses, including large, fully integrated, well-established pharmaceutical companies who already possess a large share of the market, specialty pharmaceutical and biopharmaceutical companies, academic institutions, government agencies and other private and public research institutions in the United States, the European Union and other jurisdictions.

With respect to OBE2109, there are no GnRH antagonists currently approved for the treatment of pain associated with endometriosis or heavy menstrual bleeding associated with uterine fibroids. However, we are aware that AbbVie Inc., Myovant Sciences, Inc. and Astellas Pharma Inc. are developing GnRH antagonist product candidates for treatment of symptoms associated with endometriosis or uterine fibroids. We also anticipate competing with GnRH agonists, including Lupron (leuprolide acetate), marketed by AbbVie Inc. and Takeda Pharmaceuticals, Visanne (dienogest), which is approved for the treatment of endometriosis outside the United States and marketed by Bayer, ulipristal acetate, which is approved for the treatment of moderate-to-severe symptoms of uterine fibroids outside the United States and marketed by Gedeon Richter in Europe and other regions, and by Actavis (Allergan) in Canada. Actavis (Allergan) has stated that it expects to submit an NDA for ulipristal acetate with the FDA in 2017. In addition, oral contraceptives and NSAIDs are routinely used as a first-line therapy for the treatment of symptoms associated with endometriosis and uterine fibroids and have a meaningful success rate at mitigating the symptoms associated with these conditions.

With respect to OBE001, there are no oxytocin receptor antagonists approved for use in connection with IVF. However, we are aware that Ferring Pharmaceuticals Inc. has been developing barusiban, an oxytocin receptor antagonist, to be administered subcutaneously, for use in connection with IVF. Ferring Pharmaceuticals’ atosiban, an oxytocin receptor antagonist, has been used in investigator initiated trials in connection with IVF outside the United States.

With respect to OBE022, we anticipate competing with atosiban, which has been approved to delay preterm birth outside of the United States, as well as currently available prostaglandin inhibitors, such as NSAIDs. We are also aware that GlaxoSmithKline is developing retosiban, an oxytocin receptor antagonist, to delay preterm birth.

We may also compete with other companies acquiring and developing or marketing drug therapies or products for women’s reproductive health diseases.

Many of the companies against which we are competing or against which we may compete in the future have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved drugs than we do. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Mergers and acquisitions in the biopharmaceutical industry could result in even more resources being concentrated among a small number of our competitors.

Competition may further increase as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. Our competitors may succeed in developing, acquiring or licensing, on an exclusive basis, products that are more effective or less costly than any product candidate that we may develop.

Established biopharmaceutical companies may invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make our product candidates less competitive. In addition, any new product that competes with an approved product must demonstrate compelling advantages in efficacy, convenience, tolerability and safety in order to overcome price competition and to be commercially successful. Accordingly, our competitors may succeed in obtaining patent protection, discovering, developing, receiving FDA, EMA or any comparable foreign regulatory agency approval for or commercializing drugs before we do, which would have an adverse impact on our business and results of operations.

The availability of our competitors’ products could limit the demand and the price we are able to charge for any product candidate we commercialize, if any. The inability to compete with existing or subsequently introduced drugs would harm our business, financial condition and results of operations.

The successful commercialization of certain of our product candidates will depend in part on the extent to which governmental authorities and health insurers establish adequate coverage, reimbursement levels and pricing policies. Failure to obtain or maintain adequate coverage and reimbursement for our product candidates, if approved, could limit our ability to market those products and decrease our ability to generate revenue.

The availability and adequacy of coverage and reimbursement by governmental healthcare programs such as Medicare and Medicaid, private health insurers and other third-party payors are essential for most patients to be able to afford products such as our product candidates, if approved. Our ability to achieve acceptable levels of coverage and reimbursement for products by governmental authorities, private health insurers and other organizations will have an effect on our ability to successfully commercialize, and attract additional collaboration partners to invest in the development of our product candidates. Coverage under certain government programs, such as Medicare, Medicaid and Tricare, may not be available for certain of our product candidates. Assuming we obtain coverage for a given product by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. We cannot be sure that coverage and reimbursement in the United States, the European Union or elsewhere will be available for any product that we may develop, and any reimbursement that may become available may be decreased or eliminated in the future.

Third-party payors increasingly are challenging prices charged for pharmaceutical products and services, and many third-party payors may refuse to provide coverage and reimbursement for particular drugs when an equivalent generic drug or a less expensive therapy is available. It is possible that a third-party payor may consider our product candidates and other therapies as substitutable and only offer to reimburse patients for the less expensive product. Even if we show improved efficacy or improved convenience of administration with our product candidates, pricing of existing drugs may limit the amount we will be able to charge for our product candidates. These payors may deny or revoke the reimbursement status of a given product or establish prices for new or existing marketed products at levels that are too low to enable us to realize an appropriate return on our investment in product development. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize our product candidates, and may not be able to obtain a satisfactory financial return on products that we may develop.

There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. In the United States, third-party payors, including private and governmental payors, such as the Medicare and Medicaid programs, play an important role in determining the extent to which new drugs and biologics will be covered. The Medicare and Medicaid programs increasingly are used as models for how private payors and other governmental payors develop their coverage and reimbursement policies for drugs and biologics. Some third-party payors may require pre-approval of coverage for new or innovative devices or drug therapies before they will reimburse health care providers who use such therapies. It is difficult to predict at this time what third-party payors will decide with respect to the coverage and reimbursement for our product candidates.

Obtaining and maintaining reimbursement status is time-consuming and costly. No uniform policy for coverage and reimbursement for products exists among third-party payors in the United States. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. Furthermore, rules and regulations regarding reimbursement change frequently, in some cases at short notice, and we believe that changes in these rules and regulations are likely.

Outside the United States, international operations are generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost-containment initiatives in Europe, Canada, and other countries has and will continue to put pressure on the pricing and usage of our product candidates. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. Other countries allow companies to fix their own prices for medical products, but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our product candidates. Accordingly, in markets outside the United States, the reimbursement for our products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits.

Moreover, increasing efforts by governmental and third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our product candidates. We expect to experience pricing pressures in connection with the sale of any of our product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations, and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products.

Even if we obtain regulatory approval for OBE2109, OBE001, OBE022 or future product candidates, they will remain subject to ongoing regulatory oversight.

Even if we obtain any regulatory approval for OBE2109, OBE001, OBE022 or future product candidates, they will be subject to extensive and ongoing regulatory requirements for manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, sampling and record-keeping. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with current good manufacturing practices, or cGMP, regulations and good clinical practices, or GCPs, for any clinical trials that we conduct post-approval, all of which may result in significant expense and limit our ability to commercialize such products. In addition, any regulatory approvals that we receive for OBE2109, OBE001, OBE022 or future product candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the product candidate. The FDA may also require a REMS as a condition of approval of our product candidates, which could include requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools.

The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability. Moreover, if there are changes in the application of legislation or regulatory policies, or if problems are discovered with a product or our manufacture of a product, or if we or one of our distributors, licensees or co-marketers fails to comply with regulatory requirements, the regulators could take various actions. These include imposing fines on us, imposing restrictions on the product or its manufacture and requiring us to recall or remove the product from the market. The regulators could also suspend or withdraw our marketing authorizations, requiring us to conduct additional clinical trials, change our product labeling or submit additional applications for marketing authorization. If any of these events occurs, our ability to sell such product may be impaired, and we may incur substantial additional expense to comply with regulatory requirements, which could adversely affect our business, financial condition and results of operations.

Off-label use is common in the indications for which our product candidates are under development, which may result in enforcement actions by the FDA and other regulatory agencies for violations of the laws and regulations prohibiting the promotion of off-label uses.

Although physicians, in the practice of medicine, may prescribe approved drugs for unapproved indications, pharmaceutical companies are prohibited from marketing or promoting their drug products for uses outside the approved label, a practice known as off-label promotion. Certain of our product candidates, including OBE022 and OBE001, are under development for indications for which off-label use is common. For example, nifedipine is prescribed off-label for the treatment of preterm labor, although it is not approved for this use. Similarly, the anticipated market for OBE2109 is characterized by the use of oral contraceptives as a first-line therapy, which have been prescribed off-label for the treatment of a variety of indications. To the extent the price of our product candidates, if approved, is significantly higher than the prices of commercially available products that are frequently prescribed off-label, physicians may recommend and prescribe these commercial alternatives instead of writing prescriptions for our products. Either of these outcomes may adversely impact our results of operations by limiting how we price our product and increasing our competition.

In addition, if any of our product candidates are approved, our product labeling, advertising and promotional materials would be subject to regulatory requirements and continuing review by the FDA, Department of Justice, Department of Health and Human Services’ Office of Inspector General, state attorneys general, members of Congress and the public. If we are found to have improperly promoted off-label uses of our product candidates, if approved, we may become subject to significant liability. Such enforcement has become more common in the industry. If we are found to have promoted our products for any such off-label uses, the federal government could levy civil, criminal or administrative penalties, and seek fines against us. The FDA or other regulatory authorities could also request that we enter into a consent decree or a corporate integrity agreement, or seek a permanent injunction against us under which specified promotional conduct is monitored, changed or curtailed. If we cannot successfully manage the promotion of our product candidates, if approved, we could become subject to significant liability, which would materially adversely affect our business and financial condition.

In the United States, engaging in the impermissible promotion of our products, following approval, for off-label uses can also subject us to false claims litigation under federal and state statutes, which can lead to civil and criminal penalties and fines, agreements with governmental authorities that materially restrict the manner in which we promote or distribute drug products through, for example, corporate integrity agreements, and debarment, suspension or exclusion from participation in federal and state healthcare programs. These false claims statutes include the, among others, federal civil False Claims Act, which allows any individual to bring a lawsuit against a pharmaceutical company on behalf of the federal government alleging submission of false or fraudulent claims, or causing others to present such false or fraudulent claims, for payment by a federal program such as Medicare or Medicaid. If the government decides to intervene and prevails in the lawsuit, the individual will share in the proceeds from any fines or settlement funds. If the government declines to intervene, the individual may pursue the case alone. These false claims lawsuits against pharmaceutical companies have increased significantly in volume and breadth, leading to several substantial civil and criminal settlements regarding certain sales practices promoting off-label drug uses. This growth in litigation has increased the risk that a pharmaceutical company will have to defend a false claim action, pay settlement fines or restitution, as well as criminal and civil penalties, agree to comply with burdensome reporting and compliance obligations, and be excluded from Medicare, Medicaid and other federal and state healthcare programs. If we do not lawfully promote our approved products, if any, we may become subject to such litigation and, if we do not successfully defend against such actions, those actions may have an adverse effect on our business, financial condition, results of operations and prospects.

Even if any of our product candidates receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

Even if the FDA, EMA or any comparable foreign regulatory agency approves the marketing of any product candidates that we develop, physicians, patients, third-party payors or the medical community may not accept or use them. Efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources and may not be successful. If OBE2109, OBE001, OBE022 or any future product candidate that we develop does not achieve an adequate level of acceptance, we may not generate significant product revenue or any profits from operations. The degree of market acceptance of OBE2109, OBE001, OBE022 or any of our future product candidates that are approved for commercial sale will depend on a variety of factors, including:

•	the efficacy and potential advantages compared to alternative treatments;

•	effectiveness of sales and marketing efforts;

•	the cost of treatment in relation to alternative treatments, including any similar generic treatments;

•	our ability to offer our products, if approved, for sale at competitive prices;

•	the convenience and ease of administration compared to alternative treatments;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	the strength of marketing and distribution support;

•	the availability of third-party coverage and adequate reimbursement, and patients’ willingness to pay out-of-pocket in the absence of third-party coverage or adequate reimbursement;

•	the prevalence and severity of any side effects;

•	any restrictions on the use of our products, if approved, together with other medications; and

•	other potential advantages over alternative treatment methods.

Our efforts to educate physicians, patients, third-party payors and others in the medical community on the benefits of our products, if approved, may require significant resources and may never be successful. Such efforts may require more resources than are typically required due to the complexity and uniqueness of our product candidates. Because we expect sales of our product candidates, if approved, to generate substantially all of our product revenue for the foreseeable future, the failure of our product candidates to find market acceptance would harm our business and could require us to seek additional financing.

In addition, the potential market opportunity for OBE2109, OBE001, OBE022 or any other product candidate we may develop is difficult to estimate precisely. Our estimates of the potential market opportunity are predicated on several key assumptions such as industry knowledge and publications, third-party research reports and other surveys. While we believe that our internal assumptions are reasonable, these assumptions may be inaccurate. If any of the assumptions proves to be inaccurate, then the actual market for OBE2109, OBE001, OBE022 or our future product candidates could be smaller than our estimates of the potential market opportunity. If the actual market for OBE2109, OBE001, OBE022 or our future product candidates is smaller than we expect, or if the products fail to achieve an adequate level of acceptance by physicians, health care payors and patients, our revenue from product sales may be limited and we may be unable to achieve or maintain profitability.

We currently have no marketing, sales or distribution infrastructure. If we are unable to develop sales, marketing and distribution capabilities on our own or through collaborations, or if we fail to achieve adequate pricing or reimbursement we will not be successful in commercializing our product candidates, if approved.

We currently have no marketing, sales and distribution capabilities and our product candidates are still in clinical development. If any of our product candidates are approved, we intend either to establish a sales and marketing organization with technical expertise and supporting distribution capabilities to commercialize our product candidates, or to outsource this these functions to a third party. Either of these options would be expensive and time-consuming. These costs may be incurred in advance of any approval of our product candidates. In addition, we may not be able to hire a sales force that is sufficient in size or has adequate expertise in the medical markets that we intend to target. Any failure or delay in the development of our internal sales, marketing and distribution capabilities would adversely impact the commercialization of our products.

To the extent that we enter into collaboration agreements with respect to marketing, sales or distribution, our product revenue may be lower than if we directly marketed or sold any approved products. In addition, any revenue we receive will depend in whole or in part upon the efforts of these third-party collaborators, which may not be successful and are generally not within our control. If we are unable to enter into these arrangements on acceptable terms or at all, we may not be able to successfully commercialize any approved products. If we are not successful in commercializing any approved products, either on our own or through collaborations with one or more third parties, our future product revenue will suffer and we may incur significant additional losses.

Our business and operations would suffer in the event of computer system failures, cyber-attacks or a deficiency in our cyber-security.

Despite the implementation of security measures, our internal computer systems, and those of third parties on which we rely, are vulnerable to damage from computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures, cyber-attacks or cyber-intrusions over the Internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization. The risk of a security breach or disruption, particularly through cyber-attacks or cyber-intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our product development programs. For example, the loss of clinical trial data from completed or ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach was to result in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur material legal claims and liability, damage to our reputation, and the further development of our product candidates could be delayed.

Risks Related to Our Dependence on Third Parties

If we fail to comply with our obligations under our existing and any future intellectual property licenses with third parties, we could lose license rights that are important to our business.

We are party to several license agreements under which we in-license patent rights and other intellectual property related to or business, including a license and supply agreement with Kissei, under which we were granted an exclusive license relating to OBE2109 and license agreements with Merck Serono, pursuant to which we were granted exclusive worldwide licenses relating to OBE001 and OBE022. We may enter into additional license agreements in the future. Our license agreements impose, and we expect that future license agreements will impose, various diligence, milestone payment, royalty, insurance and other obligations on us. Any uncured, material breach under these license agreements could result in our loss of rights to practice the patent rights and other intellectual property licensed to us under these agreements, and could compromise our development and commercialization efforts for OBE2109, OBE001 and OBE022, or any future product candidates. See the section of this prospectus entitled “Business” for a more detailed description of our current license agreements.

We may be required to make significant payments in connection with our license and supply agreement with Kissei.

We acquired exclusive rights to OBE2109 pursuant to our license and supply agreement with Kissei in November 2015. Under the terms of Kissei license and supply agreement, we are obligated to cover substantial development costs for OBE2109, and make significant payments in connection with certain milestones and the sale of resulting products. If these obligations become due under the terms of the Kissei license and supply agreement, we may not have sufficient funds available to meet our obligations and our development efforts may be negatively impacted.

Our intellectual property in-licenses with third parties may be subject to disagreements over contract interpretations, which could narrow the scope of our rights to the relevant intellectual property or technology or increase our financial or other obligations to our licensors.

The agreements under which we currently in-license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could harm our business, financial condition, results of operations and prospects. If any of our current or future licenses or material relationships or any in-licenses upon which our current or future licenses are based are terminated or breached, we may:

•	lose our rights to develop and market OBE2109, OBE001, OBE022 or any future product candidates;

•	lose patent protection for OBE2109, OBE001, OBE022 or any future product candidates;

•	experience significant delays in the development or commercialization of OBE2109, OBE001, OBE022 or any future product candidates;

•	not be able to obtain any other licenses on acceptable terms, if at all; or

•	incur liability for damages.

If we experience any of the foregoing, it could harm our business, financial condition and results of operations.

We rely on third parties to conduct our preclinical studies and clinical trials and if these third parties perform in an unsatisfactory manner, our business could be substantially harmed.

We currently do not have the ability to independently conduct preclinical studies that comply with the regulatory requirements known as good laboratory practice, or GLP, requirements. We also do not currently have the ability to independently conduct any clinical trials. We have relied upon and plan to continue to rely upon medical institutions, clinical investigators, contract laboratories and other third parties, such as CROs, to conduct GLP-compliant preclinical studies and GCP-compliant clinical trials on our product candidates properly and on time, and may not currently have all of the necessary contractual relationships in place to do so. Once we have established contractual relationships with such third-party CROs, we will have only limited control over their actual performance of these activities.

We and our CROs and other vendors are required to comply with cGMP, GCP and GLP, which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the European Union and any comparable foreign regulatory authorities for all of our product candidates in preclinical and clinical development. Regulatory authorities enforce these regulations through periodic inspections of trial sponsors, principal investigators, clinical trial sites and other contractors. Although we rely on CROs to conduct any current or planned GLP-compliant preclinical studies and GCP-compliant clinical trials and have limited influence over their actual performance, we remain responsible for ensuring that each of our preclinical studies and clinical trials is conducted in accordance with its investigational plan and protocol and applicable laws and regulations, and our reliance on the CROs does not relieve us of our regulatory responsibilities. If we or any of our CROs or vendors fail to comply with applicable regulations, the data generated in our preclinical studies and clinical trials may be deemed unreliable and the FDA, EMA or any comparable foreign regulatory agency may require us to perform additional preclinical studies and clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory agency, such regulatory agency will determine that all of our clinical trials comply with GCP regulations. In addition, our clinical trials must be conducted with products produced under cGMP requirements. Our failure to comply with these requirements may require us to repeat clinical trials, which would delay the regulatory approval process.

While we will have agreements governing their activities, our CROs will not be our employees, and we will not be able to control whether or not they devote sufficient time and resources to our future preclinical and clinical programs. These CROs may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials, or other drug development activities which could harm our business. We face the risk of potential unauthorized disclosure or misappropriation of our intellectual property by CROs, which may reduce our trade secret protection and allow our potential competitors to access and exploit our proprietary technology. If our CROs do not successfully carry out their contractual duties or obligations, fail to meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for any other reason, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for, or successfully commercialize any product candidate that we develop. As a result, our financial results and the commercial prospects for any product candidate that we develop would be harmed, our costs could increase, and our ability to generate revenue could be delayed.

If our relationship with these CROs terminates, we may not be able to enter into arrangements with alternative CROs or do so on commercially reasonable terms. Switching or adding additional CROs involves substantial cost and requires management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which can negatively impact our ability to meet our desired clinical development timelines. Though we intend to carefully manage our relationships with our CROs, there can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not have a negative impact on our business and financial condition.

We currently rely on third parties for the production of our clinical supply of our product candidates and we intend to continue to rely on third parties for our clinical and commercial supply.

We currently rely on and expect to continue to rely on third parties for the manufacturing and supply of chemical compounds for the clinical trials of our product candidates and, if approved, our commercial supply. Further, Kissei has the exclusive right to supply us with the active pharmaceutical ingredient, or API, for

OBE2109 for our clinical trials and commercial supply, if approved, subject to limited specified exceptions within the control of Kissei. Reliance on third-party suppliers may expose us to different risks than if we were to manufacture product candidates ourselves. The facilities used by our contract manufacturers to manufacture our product candidates must be approved by the FDA or other regulatory authorities pursuant to inspections that will be conducted after we submit our NDA or comparable marketing application to the FDA or other regulatory agency. Although we have auditing rights with all our manufacturing counterparties, we do not have control over a supplier’s or manufacturer’s compliance with these laws, regulations and applicable cGMP standards and other laws and regulations, such as those related to environmental health and safety matters. For example, a contract manufacturing organization, or CMO, that Kissei is using to supply the API for OBE2109 received a warning letter from the FDA in November 2016 citing deviations from cGMP requirements with respect to its drug manufacturing facility. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or others, they will not be able to secure or maintain regulatory approval for their manufacturing facilities. In addition, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory agency does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved. Any failure to achieve and maintain compliance with these laws, regulations and standards could subject us to the risk that we may have to suspend the manufacturing of our product candidates or that obtained approvals could be revoked, which would adversely affect our business and reputation. Furthermore, third-party providers may breach agreements they have with us because of factors beyond our control. They may also terminate or refuse to renew their agreements because of their own financial difficulties or business priorities, potentially at a time that is costly or otherwise inconvenient for us. If we were unable to find adequate replacement or another acceptable solution in time, our clinical trials could be delayed or our commercial activities could be harmed.

In addition, the fact that we are dependent on third parties for the manufacture, storage and distribution of our product candidates means that we are subject to the risk that our product candidates and, if approved, commercial products may have manufacturing defects that we have limited ability to prevent or control. The sale of products containing such defects could result in recalls or regulatory enforcement action that could adversely affect our business, financial condition and results of operations.

We rely on our third-party manufacturers to source the supply of the materials for our product candidates and, in the case of OBE2109, a single and exclusive supplier for its API. The inability to obtain supply of the materials for our product candidates or the failure of, or loss of, our sole and exclusive supplier to supply us with the API for OBE2109 would materially and adversely affect our business.

We rely on our manufacturers to purchase from third-party suppliers the materials necessary to produce our product candidates for our clinical trials, and we expect to continue to depend on third-party suppliers for the foreseeable future. There are a limited number of suppliers for raw materials that we use to manufacture our drugs and there may be a need to assess alternate suppliers to prevent a possible disruption of the manufacture of the materials necessary to produce our product candidates for our clinical trials, and if approved, ultimately for commercial sale. We do not have any control over the process or timing of the acquisition of these raw materials by our manufacturers. Moreover, we currently do not have any agreements for the commercial production of these raw materials. Any significant delay in the supply of a product candidate, or the raw material components thereof, for an ongoing clinical trial due to the need to replace a third-party manufacturer could considerably delay completion of our clinical trials, product testing and potential regulatory approval of our product candidates. If our manufacturers or we are unable to purchase these raw materials after regulatory approval has been obtained for our product candidates, the commercial launch of our product candidates would be delayed or there would be a shortage in supply, which would impair our ability to generate revenue from the sale of our product candidates.

Other than in respect of our agreement with Kissei, we have not yet entered into a long-term agreement with any alternate supplier of API for our product candidates. We may be unable to enter into long-term arrangements with alternative suppliers or do so on commercially reasonable terms, which could have a material adverse impact upon our business. With respect to OBE2109, we have entered into an exclusive agreement for the supply of the API for OBE2109 with Kissei. A CMO that Kissei is using to supply the API for OBE2109 received a warning letter from the FDA in November 2016 citing deviations from cGMP requirements with respect to its drug manufacturing facility. In the event of a disruption to Kissei or to a CMO Kissei elects to utilize for this source of supply, we will have no other means of producing OBE2109 until Kissei restores the affected facilities, selects an alternate CMO or we or it procures alternative manufacturing facilities. Additionally, any damage to or destruction of our or our third-party manufacturers’ or suppliers’ facilities or equipment may significantly impair our ability to manufacture our product candidates on a timely basis.

We rely on our manufacturers and other subcontractors to comply with and respect the proprietary rights of others in conducting their contractual obligations for us. If our manufacturers or other subcontractors fail to acquire the proper licenses or otherwise infringe third-party proprietary rights in the course of completing their contractual obligations to us, we may have to find alternative manufacturers or defend against claims of infringement, either of which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved.

We may in the future enter into collaborations with third parties to develop our product candidates. If these collaborations are not successful, our business could be harmed.

We may potentially enter into collaborations with third parties in the future. We will face, to the extent that we decide to enter into collaboration agreements, significant competition in seeking appropriate collaborators. Moreover, collaboration arrangements are complex and time-consuming to negotiate, document, implement and maintain. We may not be successful in our efforts to establish and implement collaborations or other alternative arrangements should we so chose to enter into such arrangements. The terms of any collaborations or other arrangements that we may establish may not be favorable to us.

Any future collaborations that we enter into may not be successful. The success of our collaboration arrangements will depend heavily on the efforts and activities of our collaborators. Collaborations are subject to numerous risks, including:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations;

•	collaborators may not perform their obligations as expected;

•	the clinical trials conducted as part of these collaborations may not be successful;

•	collaborators may not pursue development and commercialization of any product candidates that achieve regulatory approval or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborators’ strategic focus or available funding or external factors, such as an acquisition, that divert resources or create competing priorities;

•	collaborators may delay clinical trials, provide insufficient funding for clinical trials, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

•	we may not have access to, or may be restricted from disclosing, certain information regarding product candidates being developed or commercialized under a collaboration and, consequently, may have limited ability to inform our shareholders about the status of such product candidates;

•

collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

•	product candidates developed in collaboration with us may be viewed by our collaborators as competitive with their own product candidates or products, which may cause collaborators to cease to devote resources to the commercialization of our product candidates;

•	a collaborator with marketing and distribution rights to one or more of our product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of any such product candidate;

•	disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development of any product candidates, may cause delays or termination of the research, development or commercialization of such product candidates, may lead to additional responsibilities for us with respect to such product candidates or may result in litigation or arbitration, any of which would be time-consuming and expensive;

•	collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;

•	disputes may arise with respect to the ownership of intellectual property developed pursuant to our collaborations;

•	collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability; and

•	collaborations may be terminated for the convenience of the collaborator and, if terminated, we could be required to raise additional capital to pursue further development or commercialization of the applicable product candidates.

If any such potential future collaborations do not result in the successful development and commercialization of product candidates, or if one of our future collaborators terminates its agreement with us, we may not receive any future research funding or milestone or royalty payments under the collaboration. If we do not receive the funding we expect under these agreements, the development of our product candidates could be delayed and we may need additional resources to develop our product candidates. In addition, if one of our future collaborators terminates its agreement with us, we may find it more difficult to attract new collaborators and the perception of us in the business and financial communities could be adversely affected. All of the risks relating to product development, regulatory approval and commercialization apply to the activities of our potential future collaborators.

If we are not able to establish or maintain collaborations, we may have to alter some of our future development and commercialization plans.

Our product development programs and the potential commercialization of our product candidates will require substantial additional capital to fund expenses. For some of our product candidates, we may decide to collaborate with pharmaceutical and biotechnology companies for the future development and potential commercialization of those product candidates, particularly in Asia. Furthermore, we may find that our programs require the use of proprietary rights held by third parties, and the growth of our business may depend in part on our ability to acquire, in-license or use these proprietary rights.

We face significant competition in seeking appropriate collaborators, and a number of more established companies may also be pursuing strategies to license or acquire third-party intellectual property rights that we may consider attractive. These established companies may have a competitive advantage over us due to their size, financial resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. Whether we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the design or results of clinical trials, the likelihood of approval by the FDA, EMA or similar foreign regulatory authorities, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, competing products, the existence of uncertainty with respect to our ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge, and industry and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us for our product candidate. We may also be restricted under existing license agreements from entering into agreements on certain terms with potential collaborators. Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators.

We may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. Even if we are able to obtain a license to intellectual property of interest, we may not be able to secure exclusive rights, in which case others could use the same rights and compete with us. If we are unable to successfully obtain rights to required third party intellectual property rights or maintain the existing intellectual property rights we have, we may have to curtail the development of such product candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop our product candidates or bring them to market and generate product revenue.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

Because we rely on third parties to develop and manufacture our product candidates, we must, at times, share trade secrets with them. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements or other similar agreements with our collaborators, advisors, employees and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, such as trade secrets. Despite these contractual agreements with third parties, sharing trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and may harm our business.

In addition, these agreements typically restrict the ability of our advisors, employees, third-party contractors and consultants to publish data potentially relating to our trade secrets, although our agreements may contain certain limited publication rights. Despite our efforts to protect our trade secrets, our competitors may discover our trade secrets, either through breach of our agreements with third parties, independent development or publication of information by any of our third-party collaborators. A competitor’s discovery of our trade secrets would impair our competitive position and have an adverse impact on our business.

Risks Related to Regulatory Compliance

Enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidates and may affect the prices we may set.

In the United States, the European Union, and other foreign jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes and proposed changes to the healthcare system that could affect our future results of operations. In particular, there have been and continue to be a number of initiatives at the United States federal and state levels that seek to reduce healthcare costs and improve the quality of healthcare. For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively the ACA, was enacted, which substantially changes the way healthcare is financed by both governmental and private insurers. Among the provisions of the ACA, those of greatest importance to the pharmaceutical and biotechnology industries include:

•	an annual, non-deductible fee on any entity that manufactures or imports certain branded prescription drugs and biologic agents, which is apportioned among these entities according to their market share in certain government healthcare programs;

•	a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

•	new requirements to report certain financial arrangements with physicians and certain others, including reporting “transfers of value” made or distributed to prescribers and other healthcare providers and reporting investment interests held by physicians and their immediate family members;

•	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13.0% of the average manufacturer price for branded and generic drugs, respectively;

•	a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;

•	extension of a manufacturer’s Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

•	expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;

•	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and

•	establishment of a Center for Medicare Innovation at the Centers for Medicare & Medicaid Services, or CMS, to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.

There have been judicial and Congressional challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. At this time, the full effect that the ACA would have on our business remains unclear.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2025 unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other health care funding, which could have an adverse effect on our customers and accordingly, our financial operations.

Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. For example, CMS may develop new payment and delivery models, such as bundled payment models. The U.S. Department of Health and Human Services, or HHS, set a goal of moving 30% of Medicare payments to alternative payment models tied to the quality or value of services by 2016 and 50% of Medicare payments into these alternative payment models by the end of 2018. In March, HHS announced that it has achieved its goal for 2016. In addition, recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products. We expect that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. federal government will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures.

Individual states in the United States have also become increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, results of operations, financial condition and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our products or put pressure on our product pricing, which could negatively affect our business, results of operations, financial condition and prospects.

In the European Union, similar political, economic and regulatory developments may affect our ability to profitably commercialize any of our product candidates, if approved. In addition to continuing pressure on prices and cost containment measures, legislative developments at the European Union or member state level may result in significant additional requirements or obstacles that may increase our operating costs. The delivery of healthcare in the European Union, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than European Union, law and policy. National governments and health service providers have different priorities and approaches to the delivery of health care and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most EU member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing European Union and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to commercialize any products for which we obtain marketing approval. In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies.

We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we or our collaborators are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or our collaborators are not able to maintain regulatory compliance, our product candidates may lose any regulatory approval that may have been obtained and we may not achieve or sustain profitability, which would adversely affect our business.

Our business operations and current and future relationships with investigators, health care professionals, consultants, third-party payors and customers will be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws, health information privacy and security laws, and other healthcare laws and regulations. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties.

Although we do not currently have any products on the market, if we obtain FDA approval for OBE2109, OBE001, OBE022 or any future product candidates, and begin commercializing those products in the United States, our operations may be directly, or indirectly through our prescribers, customers and third-party payors, subject to various U.S. federal and state healthcare laws and regulations, including, without limitation, the U.S. federal Anti-Kickback Statute, the U.S. federal civil and criminal false claims laws and Physician Payments Sunshine Act and regulations. Healthcare providers, physicians and others play a primary role in the recommendation and prescription of any products for which we obtain marketing approval. These laws may impact, among other things, our current business operations, including our clinical research activities, and proposed sales, marketing and education programs and constrain the business of financial arrangements and relationships with healthcare providers, physicians and other parties through which we market, sell and distribute our products for which we obtain marketing approval. In addition, we may be subject to patient data privacy and security regulation by both the U.S. federal government and the states in which we conduct our business. Finally, we may be subject to additional healthcare, statutory and regulatory requirements and enforcement by foreign regulatory authorities in jurisdictions in which we conduct our business. The laws that may affect our ability to operate include:

•	the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or paying any remuneration (including any kickback, bribe, or certain rebates), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under U.S. federal and state healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

•	the U.S. federal false claims and civil monetary penalties laws, including the civil False Claims Act, which, among other things, impose criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the U.S. federal government, claims for payment or approval that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. federal government. In addition, the government may assert that a claim including items and services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act;

•	the U.S. federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items or services; similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and its implementing regulations, and as amended again by the Modifications to the

HIPAA Privacy, Security, Enforcement and Breach Notification Rules Under HITECH and the Genetic Information Nondiscrimination Act; Other Modifications to the HIPAA Rules, commonly referred to as the Final HIPAA Omnibus Rule, published in January 2013, which imposes certain obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information without appropriate authorization by covered entities subject to the Final HIPAA Omnibus Rule, i.e. health plans, healthcare clearinghouses and healthcare providers, as well as their business associates that perform certain services for or on their behalf involving the use or disclosure of individually identifiable health information;

•	the U.S. federal Food, Drug and Cosmetic Act, which prohibits, among other things, the adulteration or misbranding of drugs, biologics and medical devices;

•	the U.S. federal legislation commonly referred to as Physician Payments Sunshine Act, enacted as part of the ACA, and its implementing regulations, which requires certain manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program to report annually to the CMS information related to certain payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members;

•	analogous state laws and regulations, including: state anti-kickback and false claims laws, which may apply to our business practices, including, but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws and regulations that require drug manufacturers to file reports relating to pricing and marketing information, which requires tracking gifts and other remuneration and items of value provided to healthcare professionals and entities; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts; and

•	European and other foreign law equivalents of each of the laws, including reporting requirements detailing interactions with and payments to healthcare providers.

Ensuring that our internal operations and future business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of the laws described above or any other governmental laws and regulations that may apply to us, we may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, exclusion from U.S. government funded healthcare programs, such as Medicare and Medicaid, or similar programs in other countries or jurisdictions, disgorgement, individual imprisonment, contractual damages, reputational harm, diminished profits, and the curtailment or restructuring of our operations. Further, defending against any such actions can be costly, time-consuming and may require significant financial and personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired. If any of the physicians or other providers or entities with whom we expect to do business is found to not be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs and imprisonment. If any of the above occur, it could adversely affect our ability to operate our business and our results of operations.

Risks Related to Our Intellectual Property

If we fail to comply with our obligations under our existing and any future intellectual property licenses with third parties or if such licenses are subject to a disagreement over contract interpretation, we could lose license rights that are important to our business or be subject to a narrowing of the scope of our rights to the relevant intellectual property or technology or an increase of our financial or other obligations to our licensors.

We are party to several license agreements under which we in-license patent rights and other intellectual property related to our business, and we may enter into additional license agreements in the future. See “Risk Factors—Risks Related to Our Dependence on Third Parties” for a more detailed description of risks related to current and future license agreements.

If we are unable to obtain and maintain patent protection for our technology and product candidates, or if the scope of the patent protection obtained is not sufficiently broad, we may not be able to compete effectively in our markets.

We rely upon a combination of patents, trade secret protection and confidentiality agreements to protect the intellectual property related to our development programs and product candidates. Our success depends in large part on our ability to obtain and maintain patent protection in the United States and other countries with respect to our current and future product candidates. We have sought to protect our proprietary position by filing and in-licensing patent applications in the United States and abroad related to our development programs and product candidates. The patent prosecution process is expensive and time-consuming, and we or our licensors may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner or in all jurisdictions.

It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Moreover, in some circumstances, we do not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology that we have licensed from third parties. We prosecute and maintain the patent rights for OBE022 and rely on our licensors Kissei and Merck Serono to prosecute and maintain the patent rights for OBE2109 and OBE001. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business. The patent applications that we own or in-license may fail to result in issued patents with claims that cover our current and future product candidates in the United States or in other foreign countries. Our patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless, and until, a patent issues from such applications, and then only to the extent the issued claims cover the technology.

If the patent applications we hold or have in-licensed with respect to our development programs and product candidates fail to issue, if their breadth or strength of protection is threatened, or if they fail to provide meaningful exclusivity for our current and future product candidates, it could dissuade companies from collaborating with us to develop product candidates, and threaten our ability to commercialize, products. Any such outcome could have a negative effect on our business.

The patent position of biopharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. For example, EU patent law restricts the patentability of methods of treatment of the human body more than U.S. law does. Publications of discoveries in scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions remain confidential for a period of time after filing, and some remain so until issued. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in our owned or licensed patents or pending patent applications, or that we were the first to file for patent protection of such inventions. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. There is no assurance that all potentially relevant prior art relating to our patents and patent applications has been found, and such prior art could potentially invalidate a one or more of our patents or prevent a patent from issuing from a one or more of our pending patent applications. There is also no assurance that there is not prior art of which we are aware, but which we do not believe affects the validity or enforceability of a claim in our patents and patent applications, which may, nonetheless, ultimately be found to affect the validity or enforceability of a claim. Even if patents do successfully issue and even if such patents cover our current and future product candidates, third parties may challenge their validity, enforceability or scope, which may result in such patents being narrowed, invalidated or held unenforceable, which could allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. Any successful opposition to these patents or any other patents owned by or licensed to us could deprive us of rights necessary for the successful commercialization of any product candidates that we may develop. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property, provide exclusivity for our product candidates, prevent others from designing around our claims or provide us with a competitive advantage. Any of these outcomes could impair our ability to prevent competition from third parties. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection.

We, independently or together with our licensors, have filed several patent applications covering various aspects of our product candidates. We cannot offer any assurances about which, if any, patents will issue, the breadth of any such patent, or whether any issued patents will be found invalid and unenforceable or will be challenged by third parties. Any successful opposition to these patents or any other patents owned by or licensed to us after patent issuance could deprive us of rights necessary for the successful commercialization of any product candidates that we may develop. Further, if we encounter delays in regulatory approvals, the period of time during which we could market a product candidate under patent protection could be reduced.

We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent which might adversely affect our ability to develop and market our product candidates.

We cannot guarantee that any of our or our licensors’ patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third-party patent and pending application in the United States and abroad that is relevant to or necessary for the commercialization of our product candidates in any jurisdiction. For example, U.S. applications filed before November 29, 2000 and certain U.S. applications filed after that date that will not be filed outside the United States remain confidential until patents issue. Patent applications in the United States and elsewhere are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our product candidates could have been filed by others without our knowledge. Additionally, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our product candidates or the use of our product candidates. The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact our ability to market our product candidates. We may incorrectly determine that our product candidates are not covered by a third-party patent or may incorrectly predict whether a third party’s pending application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect, which may negatively impact our ability to develop and market our product candidates. Our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our product candidates.

If we fail to identify and correctly interpret relevant patents, we may be subject to infringement claims. We cannot guarantee that we will be able to successfully settle or otherwise resolve such infringement claims. If we fail in any such dispute, in addition to being forced to pay damages, we may be temporarily or permanently prohibited from commercializing any of our product candidates that are held to be infringing. We might, if possible, also be forced to redesign product candidates that we no longer infringe the third-party intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering OBE2109, OBE001 and OBE022 are obtained, once the patent life has expired for a product candidate, we may be open to competition from competitive medications, including biosimilar or generic medications. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such product candidates might expire before or shortly after such product candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing product candidates similar or identical to ours.

Depending upon the timing, duration and conditions of FDA marketing approval of our product candidates, one or more of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments, and similar legislation in the European Union. The Hatch-Waxman Amendments permit a patent term extension of up to five years for a patent covering an approved product as compensation for effective patent term lost during product development and the FDA regulatory review process. However, we may not receive an extension if we fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. Moreover, the length of the extension could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is less than we request, the period during which we can enforce our patent rights for that product will be shortened and our competitors may obtain approval to market competing products sooner. As a result, our revenue from applicable products could be reduced. Further, if this occurs, our competitors may take advantage of our investment in development and trials by referencing our clinical and preclinical data and launch their product earlier than might otherwise be the case.

Intellectual property rights do not necessarily address all potential threats to our business.

Once granted, patents may remain open to opposition, interference, re-examination, post-grant review, inter partes review, nullification or derivation action in court of before patent offices or similar proceedings for a given period after allowance or grant, during which time third parties can raise objections against such grant. In the course of such proceedings, which may continue for a protracted period of time, the patent owner may be compelled to limit the scope of the allowed or granted claims thus attacked, or may lose the allowed or granted claims altogether. In addition, the degree of future protection afforded by our intellectual property rights is uncertain because even granted intellectual property rights have limitations, and may not adequately protect our business. The following examples are illustrative:

•	others may be able to make compounds, or OBE2109, OBE001 and OBE022 formulations that are similar to our OBE2109, OBE001 and OBE022 formulations but that are not covered by the claims of the patents that we own or control;

•	the patents of third parties may have an adverse effect on our business;

•	we or our licensors or any future strategic partners might not have been the first to conceive or reduce to practice the inventions covered by the issued patent or pending patent application that we own or have exclusively licensed;

•	we or our licensors or any future strategic partners might not have been the first to file patent applications covering certain of our inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

•	it is possible that our pending patent applications will not lead to issued patents;

•	issued patents that we own or have exclusively licensed may not provide us with any competitive advantage, or may be held invalid or unenforceable, as a result of legal challenges by our competitors;

•	our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	third parties performing manufacturing or testing for us using our product candidates or technologies could use the intellectual property of others without obtaining a proper license;

•	we may not develop additional proprietary technologies that are patentable; and

•	the patents of others may have an adverse effect on our business.

Changes in patent laws or patent jurisprudence could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involve both technological complexity and legal complexity. Therefore, obtaining and enforcing biopharmaceutical patents is costly, time-consuming and inherently uncertain. In addition, the America Invents Act, or the AIA, was signed into law on September 16, 2011, and many of the substantive changes became effective on March 16, 2013.

An important change introduced by the AIA is that, as of March 16, 2013, the United States transitioned to a “first-to-file” system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. A third party that files a patent application in the U.S. Patent and Trademark Office, or USPTO, after that date but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by the third party. This will require us to be cognizant going forward of the time from invention to filing of a patent application, but circumstances could prevent us from promptly filing patent applications on our inventions.

Among some of the other changes introduced by the AIA are changes that limit where a patentee may file a patent infringement suit and providing opportunities for third parties to challenge any issued patent in the USPTO. This applies to all of our U.S. patents, even those issued before March 16, 2013. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in U.S. federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. The AIA and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents.

The USPTO has developed in the last few years regulations and procedures to govern administration of the AIA, and many of the substantive changes to patent law associated with the AIA, and, in particular, the first to file provisions, only became effective on March 16, 2013. Accordingly, it is not clear what, if any, impact the AIA will have on the operation of our business. However, the AIA and its implementation could increase the uncertainties and costs surrounding the prosecution of our or our licensors’ or collaboration partners’ patent applications and the enforcement or defense of our or our licensors’ or collaboration partners’ issued patents, all of which could have an adverse effect on our business and financial condition.

Additionally, the U.S. Supreme Court has ruled on several patent cases in recent years, such as Association for Molecular Pathology v. Myriad Genetics, Inc. (Myriad I), Mayo Collaborative Services v. Prometheus Laboratories, Inc., and Alice Corporation Pty. Ltd. v. CLS Bank International, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. Similarly, the complexity and uncertainty of European patent laws has also increased in recent years. For example, the April 2010 amendment of the European Patent Convention, which limited the time permitted for filing divisional applications, was subsequently abrogated. This amendment and subsequent abrogation illustrates the uncertainty involved in the prosecution of European patent laws. In addition, the European patent system is relatively stringent in the type of amendments that are allowed during prosecution. These changes could limit our ability to obtain new patents in the future that may be important for our business.

Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could have a negative impact on the success of our business.

Our commercial success depends, in part, upon our ability, and the ability of our future collaborators, to develop, manufacture, market and sell OBE2109, OBE001, OBE022 and any future product candidates, if approved, and use our proprietary technologies without alleged or actual infringement, misappropriation or other violation of the patents and proprietary rights of third parties. There have been many lawsuits and other proceedings involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries, including patent infringement lawsuits, interferences, oppositions and re-examination proceedings before the USPTO, and corresponding foreign patent offices. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing product candidates. Some claimants may have substantially greater resources than we do and may be able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. In addition, patent holding companies that focus solely on extracting royalties and settlements by enforcing patent rights may target us. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may be subject to claims of infringement of the intellectual property rights of third parties.

We may in the future become party to, or be threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to OBE2109, OBE001, OBE022 and any future product candidates and technology, including interference or derivation proceedings, post grant review and inter partes review before the USPTO or similar adversarial proceedings or litigation in other jurisdictions. Similarly, we or our licensors or collaborators may initiate such proceedings or litigation against third parties, including to challenge the validity or scope of intellectual property rights controlled by third parties. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future, regardless of their merit. There is a risk that third parties may choose to engage in litigation with us to enforce or to otherwise assert their patent rights against us. Even if we believe such claims are without merit, a court of competent jurisdiction could hold that these third-party patents are valid, enforceable and infringed, and the holders of any such patents may be able to block our ability to commercialize such product candidate unless we obtained a license under the applicable patents, or until such patents expire or are finally determined to be invalid or unenforceable. Similarly, if any third-party patents were held by a court of competent jurisdiction to cover aspects of our compositions, formulations, or methods of treatment, prevention or use, the holders of any such patents may be able to block our ability to develop and commercialize the applicable product candidate unless we obtained a license or until such patent expires or is finally determined to be invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms, or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. Furthermore, even in the absence of litigation, we may need to obtain licenses from third parties to advance our research or allow commercialization of our product candidates, and we have done so from time to time. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In such an event, we would be unable to further practice our technologies or develop and commercialize any of our product candidates at issue, which could harm our business significantly.

Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our product candidates, if approved. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. Third parties making such claims may have the ability to dedicate substantially greater resources to these legal actions than we or our licensors or collaborators can. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign our infringing products or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure.

We may become involved in lawsuits to protect or enforce our patents, the patents of our licensors or our other intellectual property rights, which could be expensive, time-consuming and unsuccessful.

Competitors may infringe or otherwise violate our or our licensors’ patents or misappropriate or otherwise violate our or our licensor’s other intellectual property rights. To counter infringement or unauthorized use, we may be required to file legal claims, which can be expensive and time-consuming. Our agreements with Merck Serono give Merck Serono the first right to control such claims. Therefore, these patents and applications may not be enforced in a manner consistent with the best interests of our business. Our or our licensors’ adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than we or our licensors can. In addition, in an infringement proceeding, a court may decide that a patent of ours or our licensors is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing. The initiation of a claim against a third party may also cause the third party to bring counter claims against us such as claims asserting that our patents are invalid or unenforceable or claims challenging the scope of the intellectual property rights we own or control. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, non-enablement or lack of statutory subject matter. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant material information from the USPTO, or made a materially misleading statement, during prosecution. Third parties may also raise similar validity claims before the USPTO in post-grant proceedings such as ex parte re-examinations, inter partes review, or post-grant review, or oppositions or similar proceedings outside the United States, in parallel with litigation or even outside the context of litigation. The outcome following legal assertions of invalidity and unenforceability is unpredictable. We cannot be certain that there is no invalidating prior art, of which we, our licensors and the patent examiner were unaware during prosecution. For the patents and patent applications that we have licensed, we may have limited or no right to participate in the defense of any licensed patents against challenge by a third party. Our agreements with Kissei and Merck Serono give our licensors the first right to defend such validity challenges. Therefore, these patents and applications may not be defended in a manner consistent with the best interests of our business. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of any future patent protection on our current or future product candidates. Such a loss of patent protection could harm our business. In addition, if the breadth or strength of protection provided by our or our licensors’ patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

We may not be able to prevent, alone or with our licensors, infringement or misappropriation of our intellectual property rights, particularly in countries where the laws may not protect those rights as fully as in the United States. Our business could be harmed if in litigation the prevailing party does not offer us a license on commercially reasonable terms. Any litigation or other proceedings to enforce our intellectual property rights may fail, and even if successful, may result in substantial costs and distract our management and other employees.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have an adverse effect on the price of our common shares.

We may not be able to protect our intellectual property rights throughout the world, which could negatively impact our business.

Filing, prosecuting and defending patents covering OBE2109, OBE001, OBE022 and any future product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Further, licensing partners may not prosecute patents in certain jurisdictions in which we may obtain commercial rights, thereby precluding the possibility of later obtaining patent protection in these countries. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and may also export infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our product candidates, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license. Furthermore, while we intend to protect our intellectual property rights in our expected significant markets, we cannot ensure that we will be able to initiate or maintain similar efforts in all jurisdictions in which we may wish to market our product candidates. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate, which may have an adverse effect on our ability to successfully commercialize our product candidates in all of our expected significant foreign markets.

Additionally, the requirements for patentability may differ in certain countries, particularly developing countries. For example, unlike other countries, China has a heightened requirement for patentability, and specifically requires a detailed description of medical uses of a claimed drug. In India, unlike the United States, there is no link between regulatory approval of a drug and its patent status. Furthermore, generic or biosimilar drug manufacturers or other competitors may challenge the scope, validity or enforceability of our or our licensors’ patents, requiring us or our licensors to engage in complex, lengthy and costly litigation or other proceedings. Generic or biosimilar drug manufacturers may develop, seek approval for, and launch biosimilar versions of our products. In addition to India, certain countries in Europe and developing countries, including China, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In those countries, we and our licensors may have limited remedies if patents are infringed or if we or our licensors are compelled to grant a license to a third party, which could materially diminish the value of those patents. This could limit our potential revenue opportunities. Accordingly, our and our licensors’ efforts to enforce intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we own or license.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of their former employers or other third parties.

We may employ individuals who were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and independent contractors do not use the proprietary information or know-how of others in their work for us, and we are not currently subject to any claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties, we may in the future be subject to such claims. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Such intellectual property rights could be awarded to a third party, and we could be required to obtain a license from such third party to commercialize our technology or products. Such a license may not be available on commercially reasonable terms or at all. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

We may be subject to claims challenging the inventorship of our patents and other intellectual property.

Although we are not currently experiencing any claims challenging the inventorship of our patents or ownership of our intellectual property, we may in the future be subject to claims that former employees, collaborators or other third parties have an interest in our patents or other intellectual property as an inventor or co-inventor. While it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. For example, the assignment of intellectual property rights may not be self-executing or the assignment agreements may be breached, or we may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing our product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Intellectual property litigation could cause us to spend substantial resources and distract our personnel from their normal responsibilities.

Litigation or other legal proceedings relating to intellectual property claims, with or without merit, is unpredictable and generally expensive and time-consuming and is likely to divert significant resources from our core business, including distracting our technical and management personnel from their normal responsibilities. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common shares. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities.

We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon, misappropriating or successfully challenging our intellectual property rights. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have an adverse effect on our ability to compete in the marketplace.

Our inability to protect our confidential information and trade secrets would harm our business and competitive position.

In addition to seeking patents for some of our technology and products, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. We also seek to preserve the integrity and confidentiality of our data, trade secrets and know-how by maintaining physical security of our premises and physical and electronic security of our information technology systems. Monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we have taken to protect our proprietary technologies will be effective. We cannot guarantee that our trade secrets and other proprietary and confidential information will not be disclosed or that competitors will not otherwise gain access to our trade secrets. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts both within and outside the United States may be less willing or unwilling to protect trade secrets. If a competitor lawfully obtained or independently developed any of our trade secrets, we would have no right to prevent such competitor from using that technology or information to compete with us, which could harm our competitive position.

Trade secrets and know-how can be difficult to protect as trade secrets and know-how will over time be disseminated within the industry through independent development, the publication of journal articles, and the movement of personnel skilled in the art from company to company or academic to industry scientific positions. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent such competitor from using that technology or information to compete with us, which could harm our competitive position. If we are unable to prevent material disclosure of the intellectual property related to our technologies to third parties, we will not be able to establish or maintain a competitive advantage in our market, which could adversely affect our business, results of operations and financial condition. Even if we are able to adequately protect our trade secrets and proprietary information, our trade secrets could otherwise become known or could be independently discovered by our competitors. Competitors could purchase our products and attempt to replicate some or all of the competitive advantages we derive from our development efforts, willfully infringe our intellectual property rights, design around our protected technology or develop their own competitive technologies that fall outside of our intellectual property rights. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, in the absence of patent protection, we would have no right to prevent them, or those to whom they communicate, from using that technology or information to compete with us.

We may not be able to prevent misappropriation of our intellectual property, trade secrets or confidential information, particularly in countries where the laws may not protect those rights as fully as in the United States. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common shares.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance and annuity fees on any issued patent are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we or our licensors fail to maintain the patents and patent applications covering our products, our competitors might be able to enter the market, which would harm our business.

Risks Related to Our Business Operations, Employee Matters and Managing Growth

Our future growth and ability to compete depends on retaining our key personnel and recruiting additional qualified personnel.

We are highly dependent on the management, development, clinical, financial and business development experience of Ernest Loumaye, our Chief Executive Officer, Jean-Pierre Gotteland, our Chief Scientific Officer, Elke Bestel, our Chief Medical Officer and Head of Pharmacovigilance, Ben T.G. Tan, our Vice President of Commercial and Business Development, and Fabien Lefebvre de Ladonchamps, our Vice President of Finance. Each of these officers may currently terminate their employment with us at any time and will continue to be able to do so after the closing of this offering. We do not maintain “key person” insurance for any of our executives or employees.

Laws and regulations on executive compensation, including legislation in our home country, Switzerland, may restrict our ability to attract, motivate and retain the required level of qualified personnel. In Switzerland, legislation affecting public companies has been passed that, among other things, (1) imposes an annual binding shareholders’ “say on pay” vote with respect to the compensation of executive management, including executive officers and the board of directors, (2) generally prohibits severance, advances, transaction premiums and similar payments to members of our executive management and board of directors, (3) imposes other restrictive compensation practices and (4) requires companies to specify various compensation-related matters in their articles of association, thus requiring them to be approved by a shareholders’ vote. In addition, the competition for qualified personnel in the biopharmaceutical field is intense, and our future success depends upon our ability to attract, retain and motivate highly-skilled scientific, technical and managerial employees. Because the Swiss legislation affecting public companies will apply to operations in the United States and are more onerous and restrictive than comparable laws and regulations applying to U.S. domiciled companies, recruiting and retaining employees in the United States will be even more difficult as compared to companies in the United States. We face competition for personnel from other companies, universities, public and private research institutions and other organizations. If our recruitment and retention efforts are unsuccessful in the future, it may be difficult for us to implement business strategy, which could harm our business.

In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high quality personnel, our ability to pursue our growth strategy will be limited.

Our future growth depends, in part, on our ability to penetrate foreign markets, where we would be subject to additional regulatory burdens and other risks and uncertainties.

Our future profitability will depend, in part, on our ability to commercialize our product candidates in markets outside of the United States and the European Union. If we commercialize our product candidates in foreign markets, we will be subject to additional risks and uncertainties, including:

•	economic weakness, including inflation, or political instability in particular economies and markets;

•	the burden of complying with complex and changing foreign regulatory, tax, accounting and legal requirements, many of which vary between countries;

•	different medical practices and customs in foreign countries affecting acceptance in the marketplace;

•	tariffs and trade barriers;

•	other trade protection measures, import or export licensing requirements or other restrictive actions by U.S. or foreign governments;

•	longer accounts receivable collection times;

•	longer lead times for shipping;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	workforce uncertainty in countries where labor unrest is common;

•	language barriers for technical training;

•	reduced protection of intellectual property rights in some foreign countries, and related prevalence of generic alternatives to therapeutics;

•	foreign currency exchange rate fluctuations and currency controls;

•	differing foreign reimbursement landscapes;

•	uncertain and potentially inadequate reimbursement of our products; and

•	the interpretation of contractual provisions governed by foreign laws in the event of a contract dispute.

Foreign sales of our products could also be adversely affected by the imposition of governmental controls, political and economic instability, trade restrictions and changes in tariffs.

We expect to expand our development and regulatory capabilities and potentially implement sales, marketing and distribution capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

As of December 31, 2016, we had 27 employees. As our clinical development progresses, we expect to experience growth in the number of our employees and the scope of our operations, particularly in the areas of clinical operations, regulatory affairs and, if any of our product candidates receives marketing approval, sales, marketing and distribution. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

Our employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs and vendors may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements.

We are exposed to the risk that our employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs and vendors may engage in fraudulent conduct or other illegal activity. Misconduct by these parties could include intentional, reckless or negligent conduct or unauthorized activities that violates (1) the laws and regulations of the FDA, the EMA and other similar regulatory authorities, including those laws requiring the reporting of true, complete and accurate information to such authorities, (2) manufacturing standards, (3) federal and state data privacy, security, fraud and abuse and other healthcare laws and regulations in the United States and abroad and (4) laws that require the true, complete and accurate reporting of financial information or data. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Misconduct by these parties could also involve the improper use of individually identifiable information, including information obtained in the course of clinical trials, creating fraudulent data in our preclinical studies or clinical trials or illegal misappropriation of product candidates, which could result in regulatory sanctions and serious harm to our reputation. Prior to the completion of this offering, we intend to adopt a code of business conduct and ethics, but it is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. Additionally, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant civil, criminal and administrative penalties, including damages, fines, disgorgement, imprisonment, exclusion from participation in government healthcare programs, such as Medicare and Medicaid, contractual damages, reputational harm and the curtailment or restructuring of our operations.

Risks Related to This Offering and Our Common Shares

The price of our common shares is likely to be volatile and may fluctuate due to factors beyond our control.

The share price of publicly traded emerging biopharmaceutical and drug discovery and development companies has been highly volatile and is likely to remain highly volatile in the future. The market price of our common shares may fluctuate significantly due to a variety of factors, including:

•	positive or negative results of preclinical studies and clinical trials reported by us, strategic partners or competitors;

•	any delay in the commencement, enrollment and the ultimate completion of clinical trials;

•	technological innovations or commercial product introductions by us or competitors;

•	failure to successfully develop and commercialize any of our product candidates;

•	developments, announcements or changes in government regulations relating to drug products, including related to drug pricing, reimbursement and healthcare coverage;

•	delays in in-licensing or acquiring additional complementary product candidates;

•	developments concerning proprietary rights, including patents and litigation matters;

•	public concern relating to the commercial value or safety of any of our product candidates or reproductive therapy generally;

•	financing or other corporate transactions, or inability to obtain additional funding;

•	failure to meet or exceed expectations of the investment community;

•	announcements by therapeutic drug product providers related to pricing of therapeutics;

•	announcements of significant licenses, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	publication of research reports or comments by securities or industry analysts;

•	general market or regulatory conditions in the pharmaceutical industry or in the economy as a whole; or

•	other events and factors, many of which are beyond our control.

These and other market and industry factors may cause the market price and demand for our securities to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from selling their common shares at or above the price paid for the shares and may otherwise negatively affect the liquidity of our common shares. In addition, the stock market in general, and biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies.

Some companies that have experienced volatility in the trading price of their shares have been the subject of securities class action litigation. Any lawsuit to which we are a party, with or without merit, may result in an unfavorable judgment. We also may decide to settle lawsuits on unfavorable terms. Any such negative outcome could result in payments of substantial damages or fines, damage to our reputation or adverse changes to our offerings or business practices. Defending against litigation is costly and time-consuming, and could divert our management’s attention and resources. Furthermore, during the course of litigation, there could be negative public announcements of the results of hearings, motions or other interim proceedings or developments, which could have a negative effect on the market price of our common shares.

We will incur increased costs as a result of operating as a public company, and our management and board of directors will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company listed in the United States, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of The NASDAQ Global Market, and other applicable securities rules and regulations impose various requirements on non-U.S. reporting public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. In Switzerland, legislation affecting public companies will also impose additional disclosure and compliance requirements on us. Our management, board of directors and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified members of our management and board of directors. However, these rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

There has been no public market for our common shares prior to this offering, and an active market in the shares may not develop in which investors can resell our common shares.

Prior to this offering, there has been no public market for our common shares. We cannot predict the extent to which an active market for our common shares will develop or be sustained after this offering, or how the development of such a market might affect the market price for our common shares. The initial public offering price of our common shares in this offering will be agreed upon between us and the underwriters based on a number of factors, including market conditions in effect at the time of the offering, which may not be indicative of the price at which our shares will trade following completion of the offering. If an active market for our common shares does not develop or is not sustained, it may be difficult for you to sell shares you purchased in this offering at an attractive price or at all.

Concentration of ownership of our common shares among our existing executive officers, directors and principal shareholders may prevent new investors from influencing significant corporate decisions.

Based upon our common shares outstanding as of              , upon the closing of this offering, our executive officers, directors and shareholders who owned more than 5% of our outstanding common shares before this offering will, in the aggregate, beneficially own approximately     % of our outstanding common shares. Based on an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, if our 5% shareholders and their affiliated entities purchase all of the shares they have indicated an interest in purchasing in this offering, the number of common shares beneficially owned by our executive officers, directors and current 5% shareholders and their respective affiliates will, in the aggregate, increase to     % of our common shares. These shareholders, acting together, will be able to significantly influence all matters requiring shareholder approval, including the election and removal of directors and approval of any merger, consolidation or sale of all or substantially all of our assets.

Some of these persons or entities may have interests different than yours. For example, because many of these shareholders purchased their shares at prices substantially below the price at which shares are being sold in this offering and have held their shares for a longer period, they may be more interested in selling our company to an acquirer than other investors, or they may want us to pursue strategies that deviate from the interests of other shareholders.

Future sales, or the possibility of future sales, of a substantial number of our common shares could adversely affect the price of our common shares.

Future sales of a substantial number of our common shares, or the perception that such sales will occur, could cause a decline in the market price of our common shares. Following the completion of this offering, we will have              common shares outstanding, assuming the underwriters do not exercise their option to purchase additional common shares, based on              common shares outstanding as of             . This includes the common shares in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates. Approximately     % of the common shares outstanding are expected to be held by existing shareholders. A significant portion of these common shares will be subject to the lock-up agreements described in the “Underwriting” section of this prospectus. If, after the end of such lock-up agreements, these shareholders sell substantial amounts of common shares in the public market, or the market perceives that such sales may occur, the market price of our common shares and our ability to raise capital through an issue of equity securities in the future could be adversely affected.

We also intend to enter into a registration rights agreement prior to the completion of this offering pursuant to which we will agree under certain circumstances to file a registration statement to register the resale of the common shares held by certain of our existing shareholders, as well as to cooperate in certain public offerings of such common shares. In addition, following the completion of this offering, we intend to adopt a new omnibus equity incentive plan under which we would have the discretion to grant a broad range of equity-based awards to eligible participants. We intend to register all common shares that we may issue under this equity compensation plan. Once we register these common shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Underwriting” section of this prospectus.

We do not expect to pay dividends in the foreseeable future.

We have not paid any dividends since our incorporation. Even if future operations lead to significant levels of distributable profits, we currently intend that any earnings will be reinvested in our business and that dividends will not be paid until we have an established revenue stream to support continuing dividends. The proposal to pay future dividends to shareholders will in addition effectively be at the discretion of our board of directors and shareholders after taking into account various factors including our business prospects, cash requirements, financial performance and new product development. In addition, payment of future dividends is subject to certain limitations pursuant to Swiss law or by our articles of association. See the section of this prospectus entitled “Description of Share Capital and Articles of Association.” Accordingly, investors cannot rely on dividend income from our common shares and any returns on an investment in our common shares will likely depend entirely upon any future appreciation in the price of our common shares.

If you purchase common shares in this offering, you will suffer immediate dilution of your investment.

The assumed initial public offering price of our common shares is substantially higher than the pro forma net tangible book value per common share. Therefore, if you purchase common shares in this offering, you will pay a price per share that substantially exceeds our pro forma net tangible book value per common share after this offering. Based on the assumed initial public offering price of $         per common share, which is the midpoint of the range set forth on the cover page of this prospectus, you will experience immediate dilution of $         per common share, representing the difference between our pro forma net tangible book value per common share after giving effect to this offering and the assumed initial public offering price. In addition, purchasers of common shares in this offering will have contributed approximately     % of the aggregate price paid by all purchasers of our common shares but will own only approximately     % of our common shares outstanding after this offering. To the extent options are exercised, you will incur further dilution. See the section of this prospectus entitled “Dilution.”

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common shares. We intend to use the net proceeds from this offering to advance the development of OBE2109, OBE001 and OBE022 through additional clinical trials and for general corporate purposes. The failure by our management to apply these funds effectively could result in financial losses that could have an adverse effect on our business, cause the price of our common shares to decline and delay the development of our product candidates. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

We are a Swiss stock corporation. The rights of our shareholders may be different from the rights of shareholders in companies governed by the laws of U.S. jurisdictions.

We are a Swiss stock corporation. Our corporate affairs are governed by our articles of association and by the laws governing companies incorporated in Switzerland. The rights of our shareholders and the responsibilities of members of our board of directors may be different from the rights and obligations of shareholders and directors of companies governed by the U.S. laws. In the performance of its duties, our board of directors is required by Swiss law to consider the interests of our company, our shareholders, our employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder. Swiss corporate law limits the ability of our shareholders to challenge resolutions made or other actions taken by our board of directors in court. Our shareholders generally are not permitted to file a suit to reverse a decision or an action taken by our board of directors but are instead only permitted to seek damages for breaches of fiduciary duty. As a matter of Swiss law, shareholder claims against a member of our board of directors for breach of fiduciary duty would have to be brought in Geneva, Switzerland, or where the relevant member of our board of directors is domiciled. In addition, under Swiss law, any claims by our shareholders against us must be brought exclusively in Geneva, Switzerland. Class actions and derivative actions as such are not available under Swiss law. In addition, Swiss corporation law restricts our ability to implement rights plans or U.S.-style “poison pills.” Since the Swiss takeover rules do not apply to us, our ability to resist an unsolicited takeover attempt may be limited. See the sections of this prospectus entitled “Description of Share Capital and Articles of Association” and “Comparison of Swiss Law and Delaware Law.” Also, there can be no assurance that Swiss law will not change in the future or that it will serve to protect investors in a similar fashion afforded under corporate law principles in the United States, which could adversely affect the rights of investors.

Our shares are not listed in Switzerland, our home jurisdiction. As a result, certain Swiss law provisions designed to protect shareholders in the event of a public takeover offer or change of control transaction will not apply.

The Swiss rules that require investors to disclose their interest in our company if they reach, exceed or fall below certain ownership thresholds only applies to issuers that have a listing for their equity securities in Switzerland. Since our shares will be listed exclusively on The NASDAQ Global Market, a U.S. market, the disclosure obligations generally applicable to holders of significant interests in Swiss corporations do not apply to us. Likewise, the Swiss takeover regime only applies to issuers that have a listing for their shares in Switzerland. This regime does consequently not apply to us or our shareholders. In particular, the Swiss rules that oblige any person or group of persons that acquires more than one third of a company’s voting rights to submit a cash offer for all the outstanding listed equity securities of the relevant company at a minimum price do not apply to us. Since Swiss corporation law restricts our ability to implement rights plans or U.S.-style “poison pills,” our ability to protect minority shareholders in the event of a change of control transaction may be limited.

U.S. shareholders may not be able to obtain judgments or enforce civil liabilities against us or our executive officers or members of our board of directors.

We are a Swiss stock corporation, and our jurisdiction of incorporation is Geneva, Switzerland. Moreover, a number of our directors and executive officers and a number of directors of each of our subsidiaries are not residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or upon such persons or to enforce against them judgments obtained in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our Swiss counsel that there is doubt as to the enforceability in Switzerland of original actions, or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent predicated upon the federal and state securities laws of the United States. Original actions against persons in Switzerland based solely upon the U.S. federal or state securities laws are governed, among other things, by the principles set forth in the Swiss Federal Act on International Private Law. This statute provides that the application of provisions of non-Swiss law by the courts in Switzerland shall be precluded if the result is incompatible with Swiss public policy. Also, mandatory provisions of Swiss law may be applicable regardless of any other law that would otherwise apply.

Switzerland and the United States do not have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. The recognition and enforcement of a judgment of the courts of the United States in Switzerland is governed by the principles set forth in the Swiss Federal Act on Private International Law. This statute provides in principle that a judgment rendered by a non-Swiss court may be enforced in Switzerland only if:

•	the non-Swiss court had jurisdiction pursuant to the Swiss Federal Act on Private International Law;

•	the judgment of such non-Swiss court has become final and non-appealable;

•	the judgment does not contravene Swiss public policy;

•	the court procedures and the service of documents leading to the judgment were in accordance with the due process of law; and

•	no proceeding involving the same position and the same subject matter was first brought in Switzerland, or adjudicated in Switzerland, or was earlier adjudicated in a third state and this decision is recognizable in Switzerland.

Our status as a Swiss stock corporation means that our shareholders enjoy certain rights that may limit our flexibility to raise capital, issue dividends and otherwise manage ongoing capital needs.

Swiss law reserves for approval by shareholders certain corporate actions over which a board of directors would have authority in some other jurisdictions. For example, the payment of dividends and cancellation of treasury shares must be approved by shareholders. Swiss law also requires that our shareholders themselves resolve to, or authorize our board of directors to, increase our share capital. While our shareholders may authorize share capital that can be issued by our board of directors without additional shareholder approval, Swiss law limits this authorization to 50% of the issued share capital at the time of the authorization. The authorization, furthermore, has a limited duration of up to two years and must be renewed by the shareholders from time to time thereafter in order to be available for raising capital. Additionally, subject to specified exceptions, including exceptions explicitly described in our articles of association, Swiss law grants pre-emptive rights to existing shareholders to subscribe for new issuances of shares. Swiss law also does not provide as much flexibility in the various rights and regulations that can attach to different classes of shares as do the laws of some other jurisdictions. These Swiss law requirements relating to our capital management may limit our flexibility, and situations may arise where greater flexibility would have provided benefits to our shareholders. See the sections of this prospectus entitled “Description of Share Capital and Articles of Association” and “Comparison of Swiss Law and Delaware Law.”

We are a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

Following the consummation of this offering, we will report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to Swiss laws and regulations with regard to such matters and intend to furnish quarterly financial information to the SEC, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including: (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each financial year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

As a foreign private issuer and as permitted by the listing requirements of NASDAQ, we will have the option to follow certain home country governance practices rather than the corporate governance requirements of NASDAQ.

We are a foreign private issuer. As a result, in accordance with NASDAQ Listing Rule 5615(a)(3), we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with certain of the corporate governance requirements of NASDAQ.

Swiss law does not require that a majority of our board of directors consist of independent directors. Our board of directors therefore may include fewer independent directors than would be required if we were subject to NASDAQ Listing Rule 5605(b)(1). In addition, we are not subject to NASDAQ Listing Rule 5605(b)(2), which requires that independent directors regularly have scheduled meetings at which only independent directors are present.

Although Swiss law also requires that we set up a compensation committee, we may follow home country requirements with respect to such committee.

Our articles of association provide for an independent proxy elected by our shareholders, who may represent our shareholders at a general meeting of shareholders, and we must provide shareholders with an agenda and other relevant documents for the general meeting of shareholders. However, Swiss law does not have a regulatory regime for the solicitation of proxies and company solicitation of proxies is prohibited for public companies in Switzerland, thus our practice may vary from the requirement of NASDAQ Listing Rule 5620(b), which sets forth certain requirements regarding the solicitation of proxies. Furthermore, in accordance with Swiss law and generally accepted business practices, our articles of association do not provide quorum requirements generally applicable to general meetings of shareholders. Our practice thus varies from the requirement of NASDAQ Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting stock.

For an overview of our corporate governance principles, see the section of this prospectus entitled “Description of Share Capital and Articles of Association.” As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

Following the consummation of this offering, we may lose our foreign private issuer status, which would then require us to comply with the domestic reporting requirements of the Exchange Act and cause us to incur significant legal, accounting and other expenses.

We are currently a foreign private issuer and therefore, following the consummation of this offering, we will not be required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. In order to maintain our current status as a foreign private issuer, either (1) a majority of our common shares must be either directly or indirectly owned of record by non-residents of the United States or (2)(a) a majority of our executive officers or directors may not be United States citizens or residents, (b) more than 50% of our assets cannot be located in the United States and (c) our business must be administered principally outside the United States. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and stock exchange rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time-consuming and costly. If we lose our foreign private issuer status and are unable to devote adequate funding and the resources needed to maintain compliance with U.S. securities laws, while continuing our operations, we could be forced to deregister with the SEC. A deregistration would substantially reduce or effectively terminate the trading of our securities in the United States. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

While we do not expect to be a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our current year and future years, we may be or become a PFIC, which could result in adverse U.S. federal income tax consequences to U.S. holders.

Although we do not expect to be a PFIC for our taxable year ending December 31, 2016, and future taxable years, we could be or become a PFIC. Under the Internal Revenue Code of 1986, as amended, we will be a PFIC for any taxable year in which (1) 75% or more of our gross income consists of passive income or (2) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets and received directly its proportionate share of the income of such other corporation. Passive income generally includes dividends, interest, certain rents and royalties, and capital gains.

If we are a PFIC for any taxable year during which a U.S. holder holds our shares, the U.S. holder may be subject to adverse tax consequences, including (1) the treatment of all or a portion of any gain on the disposition of our common shares as ordinary income, (2) the addition of an interest charge to the tax on such gain and (3) the obligation to comply with certain reporting requirements.

Each U.S. holder is strongly urged to consult its tax advisor regarding these issues. For further discussion of the adverse U.S. federal income tax consequences in the event we are classified as a PFIC, see the section of this prospectus entitled “Material Income Tax Considerations.”

As a result of changes in tax laws, treaties, rulings, regulations or agreements, or their interpretation, of Switzerland or any other country in which we operate, the loss of a major tax dispute or a successful challenge to our operating structure, intercompany pricing policies or the taxable presence of our key subsidiaries in certain countries, or other factors, our effective income tax rates may increase in the future, which could adversely affect our net income and cash flows.

We operate in multiple jurisdictions and our profits are taxed pursuant to the tax laws of these jurisdictions. Our effective income tax rate may be affected by changes in or interpretations of tax laws, treaties, rulings, regulations or agreements in any given jurisdiction, utilization of net operating loss and tax credit carryforwards, changes in geographical allocation of income and expense, and changes in management’s assessment of matters such as the realizability of deferred tax assets. In the past, we have experienced fluctuations in our effective income tax rate. Our effective income tax rate in a given fiscal year reflects a variety of factors that may not be present in the succeeding fiscal year or years. There is no assurance that our effective income tax rate will not change in future periods.

We file Swiss and non-Swiss tax returns. We are frequently subject to tax audits, examinations and assessments in various jurisdictions. If any tax authority successfully challenges our operational structure, intercompany pricing policies or the taxable presence of our key subsidiaries in certain countries, if the terms of certain income tax treaties are interpreted in a manner that is adverse to our structure, or if we lose a material tax dispute in any country, our effective income tax rate could increase. A material assessment by a governing tax authority could adversely affect our profitability. If our effective income tax rate increases in future periods, our net income and cash flows could be adversely affected.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to “emerging growth companies” will make our common shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For as long as we continue to be an “emerging growth company,” we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As an “emerging growth company,” we are required to report only two years of financial results and selected financial data compared to three and five years, respectively, for comparable data reported by other public companies. We may take advantage of these exemptions until we are no longer an “emerging growth company.” We could be an “emerging growth company” for up to five years, although circumstances could cause us to lose that status earlier, including if the aggregate market value of our common shares held by non-affiliates exceeds $700 million as of any June 30 (the end of our second fiscal quarter) before that time, in which case we would no longer be an “emerging growth company” as of the following December 31 (our fiscal year end). We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and the price of our common shares may be more volatile.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common shares.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common shares.

We will be required to disclose changes made in our internal controls and procedures on a quarterly basis and our management will be required to assess the effectiveness of these controls annually. However, for as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. We could be an “emerging growth company” for up to five years. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our common shares and our trading volume could decline.

The trading market for our common shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by equity research analysts. If no or too few securities or industry analysts commence coverage of us, the trading price for our common shares would likely be negatively affected. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our common shares or publish inaccurate or unfavorable research about our business, the price of our common shares would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our common shares could decrease, which might cause the price of our common shares and trading volume to decline.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We present our consolidated financial statements in U.S. dollars and in accordance with IFRS. None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States.

The terms “dollar,” “USD” or “$” refer to U.S. dollars, the terms “Swiss Francs” or “CHF” refer to the legal currency of Switzerland and the terms “€” or “euro” are to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended. Unless otherwise indicated, all references to currency amounts in this prospectus are in U.S. dollars.

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” but are also contained elsewhere in this prospectus. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this prospectus are based upon information available to us as of the date of this prospectus and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements include statements about:

•	the success, cost, timing and potential indications of our product candidates’ development activities and clinical trials, including our ongoing and future trials of OBE2109, OBE001 and OBE022;

•	our ability to obtain and maintain regulatory approval of our product candidates, including OBE2109, OBE001 and OBE022, in any of the indications for which we plan to develop them, and any related restrictions, limitations or warnings in the label of an approved product;

•	the results of ongoing or future clinical trials, including of OBE2109, OBE001 and OBE022;

•	our ability to obtain funding for our operations, including funding necessary to complete the clinical trials of any of our product candidates;

•	our plans to research, develop and commercialize our product candidates;

•	the timing of our regulatory filings for our product candidates;

•	the clinical utility of our product candidates;

•	the size and growth potential of the markets for our product candidates;

•	our ability to raise additional capital and the terms on which we are able to raise that additional capital;

•	our commercialization, marketing and manufacturing capabilities and strategy;

•	our expectations regarding our ability to obtain and maintain intellectual property protection for our product candidates and our ability to operate our business without infringing on the intellectual property rights of others;

•	the timing and amount of milestone and royalty payments we are required to make under our license agreements;

•	our ability to attract and retain qualified employees and key personnel;

•	our ability to contract with third-party suppliers and manufacturers and their ability to perform adequately;

•	the activities of our competitors;

•	the success of competing therapies that are or become available;

•	our plans to in-license or acquire additional product candidates;

•	the time period for how long we qualify as an emerging growth company and a foreign private issuer;

•	our estimates regarding future revenue, expenses and needs for additional financing;

•	regulatory developments in the United States and foreign countries; and

•	other risks and factors listed under “Risk Factors” and elsewhere in this prospectus.

You should refer to the “Risk Factors” section of this prospectus for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

INDUSTRY AND MARKET DATA

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties, as well estimates by our management based on such data. The market data and estimates used in this prospectus involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such data and estimates. While we believe that the information from these industry publications, surveys and studies is reliable, the industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of important factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the common shares that we are offering will be $          million, based on an assumed initial public offering price of $         per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $          per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds to us from this offering by $        , assuming that the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. A 1,000,000 share increase or decrease in the number of common shares offered by us would increase or decrease the net proceeds to us from this offering by approximately $        , assuming the assumed initial public offering price of $          per common share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We currently estimate that we will use the net proceeds from this offering, together with our existing cash and cash equivalents, as follows:

•	approximately $ to advance the development of OBE2109;

•	approximately $ to advance the development of OBE001;

•	approximately $ to advance the development of OBE022; and

•	the remainder to fund other research and development activities, as well as for working capital and other general corporate purposes, including to pursue our strategy to in-license or acquire additional product candidates, although we have no agreements or commitments for any specific acquisitions or in-licenses as of the date of this prospectus.

This expected use of net proceeds from this offering and our existing cash and cash equivalents represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development, the status of and results from clinical trials, as well as any collaborations that we may enter into with third parties for our product candidates, and any unforeseen cash needs.

As a result, our management will have broad discretion in the application of the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of those net proceeds. Pending these uses, we plan to invest these net proceeds in short-term, interest bearing deposits.

Based on the planned use of proceeds described above, we believe that the net proceeds from this offering and our current cash and cash equivalents will be sufficient to enable us to fund our operating expenses and capital expenditure requirements through at least the next 12 months. We have based this estimate on assumptions that may prove to be incorrect, and we could use our available capital resources sooner than we currently expect.

DIVIDEND POLICY

Since our incorporation, we have never paid a dividend, and we do not anticipate paying dividends in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business. As a result, investors in our common shares will benefit in the foreseeable future only if our common shares appreciate in value.

Under Swiss law, any dividend must be proposed by our board of directors and approved by a shareholders’ meeting. In addition, our auditors must confirm that the dividend proposal of our board of directors conforms to Swiss statutory law and our articles of association. A Swiss corporation may pay dividends only if it has sufficient distributable profits brought forward from the previous business years or if it has distributable reserves, each as evidenced by its audited stand-alone statutory balance sheet prepared pursuant to Swiss law and after allocations to reserves required by Swiss law and its articles of association have been deducted. Distributable reserves are generally booked either as “retained earnings” (réserves issues du bénéfice) or as “capital reserves” (réserves issues du capital). Distributions out of issued share capital, which is the aggregate par value of a corporation’s issued shares, may be made only by way of a share capital reduction. See the section of this prospectus entitled “Description of Share Capital and Articles of Association.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of September 30, 2016:

•	on an actual basis; and

•	on a pro forma basis to give effect to the filing, registration and effectiveness of the amendment and restatement of our articles of association, which will occur immediately prior to the closing of this offering, and our sale of common shares in this offering at an assumed initial public offering price of $ per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Our capitalization following the closing of this offering will depend on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information in conjunction with our financial statements and the related notes thereto included elsewhere in this prospectus and the sections of this prospectus titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2016
	Actual	Pro Forma(1)
	(in thousands, except share data) (unaudited)
Cash and cash equivalents	$38,910	$

Shareholders’ equity:
Share capital, 22,363,770 shares issued and outstanding, actual; shares issued and outstanding, pro forma	1,735
Share premium	71,818
Reserves	2,421
Accumulated losses	(27,859)

Total shareholders’ equity	48,115

Total capitalization	$48,115	$

(1)	The pro forma information set forth above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $ per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the pro forma amount of each of cash and cash equivalents, share premium, total shareholders’ equity and total capitalization by $ , assuming that the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. A 1,000,000 share increase or decrease in the number of common shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease the pro forma amount of each of cash and cash equivalents, share premium, total shareholders’ equity and total capitalization by $ , assuming the assumed initial public offering price of $ per common share, the midpoint of the price range set forth on the cover page of this prospectus remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of common shares outstanding in the table above does not include              common shares that may be issued from our conditional share capital to cover equity grants awarded under our 2017 Equity Incentive Plan, which will become effective prior to the completion of this offering.

DILUTION

If you invest in our common shares, your ownership interest will be diluted to the extent of the difference between the initial public offering price per common share paid by purchasers of the common shares and the pro forma net tangible book value per common share after this offering. Our net tangible book value as of September 30, 2016 was $30.6 million, or $1.37 per common share. Net tangible book value per common share is determined by dividing our total tangible assets less our total liabilities by the 22,363,770 common shares outstanding as of September 30, 2016.

After giving further effect to our sale of             common shares in this offering at an assumed initial public offering price of $        per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of September 30, 2016 would have been $        , or $        per common share. This amount represents an immediate increase in net tangible book value of $        per common share to our existing shareholders and an immediate dilution in net tangible book value of $        per common share to new investors.

The following table illustrates this dilution on a per common share basis:

Assumed initial public offering price per common share		$
Historical net tangible book value per common share as of September 30, 2016	$1.37
Increase in net tangible book value per common share attributable to new investors participating in this offering

Pro forma net tangible book value per common share after giving effect to this offering

Dilution per common share to new investors participating in this offering		$

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $        per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease our pro forma net tangible book value by $        , our pro forma net tangible book value per common share after this offering by $        and dilution per common share to new investors participating in this offering by $        , assuming that the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of common shares we are offering. A 1,000,000 share increase in the number of common shares offered by us, as set forth on the cover page of this prospectus, would increase the pro forma net tangible book value per common share after this offering by $        and decrease the dilution per common share to new investors participating in this offering by $        , assuming the assumed initial public offering price of $        per common share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. A 1,000,000 share increase in the number of common shares offered by us, as set forth on the cover page of this prospectus, would decrease the pro forma net tangible book value per common share after this offering by $        and increase the dilution per common share to new investors participating in this offering by $        , the assumed initial public offering price of $        per common share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and estimated offering expenses commissions payable by us.

If the underwriters exercise their option to purchase an additional            common shares in this offering, our pro forma net tangible book value per common share after this offering would increase to $        per common share, representing an immediate increase in pro forma net tangible book value per common share of $        to existing shareholders and immediate dilution of $        in pro forma net tangible book value per common share to new investors participating in this offering.

The following table summarizes as of September 30, 2016, on the pro forma basis described above, the number of common shares, the total consideration and the average price per common share (1) paid to us by existing shareholders and (2) to be paid by investors purchasing common shares in this offering at an assumed initial public offering price of $        per common share, which is the midpoint of the price range set forth on the cover page on this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Average Price Per Common Share
	Common Shares Purchased from Us			Total Consideration to Us
	Number	Percent		Amount	Percent
Existing shareholders			%	$		%	$
New investors							$

Total		100.0%		$	100.0%

The table above assumes no exercise of the underwriters’ option to purchase additional common shares in this offering. If the underwriters’ option to purchase additional common shares is exercised in full, the number of common shares held by existing shareholders would be reduced to    % of the total number of common shares outstanding after this offering, and the number of common shares held by new investors participating in the offering would be increased to    % of the total number of common shares outstanding after this offering.

The tables and discussion above do not include              common shares that may be issued from our conditional share capital to cover equity grants awarded under our 2017 Equity Incentive Plan, which will become effective prior to the completion of this offering.

To the extent that options are exercised, new options are issued under our equity incentive plan, or we issue additional common shares or convertible securities in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our shareholders.

Certain of our existing shareholders and their affiliated entities have indicated an interest in purchasing up to an aggregate of $         million of our common shares in this offering at the initial public offering price per share. Based on an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, these entities would purchase up to an aggregate of             of the             shares in this offering based on these indications of interest. However, because indications of interest are not binding agreements or commitments to purchase, these entities may determine to purchase fewer shares than they indicate an interest in purchasing or not to purchase any shares in this offering. It is also possible that these entities could indicate an interest in purchasing more of our common shares. In addition, the underwriters could determine to sell fewer shares to any of these entities than the entities indicate an interest in purchasing or not to sell any shares to these entities. The foregoing discussion and tables do not reflect any potential purchases by these entities or their affiliated entities.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated financial data together with our audited consolidated financial statements and our unaudited consolidated interim financial statements, including, in each case, the related notes thereto included elsewhere in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. We have derived the selected consolidated statements of comprehensive loss for the years ended December 31, 2015 and 2014 presented below and the selected consolidated balance sheet data as of December 31, 2015 and 2014 presented below from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statements of comprehensive loss for the nine months ended September 30, 2016 and 2015 presented below and the selected consolidated balance sheet data as of September 30, 2016 presented below have been derived from our unaudited consolidated interim financial statements included elsewhere in this prospectus and have been prepared on the same basis as the audited consolidated financial statements. In the opinion of management, the unaudited selected consolidated financial data reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information in those statements. Our historical results are not necessarily indicative of the results that should be expected in the future and the results for the nine months ended September 30, 2016 are not necessarily indicative of the results to be expected for the full year ending December 31, 2016 or any other future period.

We present the audited consolidated financial statements and unaudited consolidated interim financial statements in U.S. dollars and in accordance with IFRS.

	Nine Months Ended September 30,		Year Ended December 31,
	2016	2015	2015	2014
	(in thousands, except share and per share data)
	(unaudited)
Consolidated Statements of Comprehensive Loss:
Other operating income	$37	$14	$17	$45
Operating expenses:
Research and development expenses	(15,544)	(11,943)	(16,892)	(11,402)
General and administrative expenses	(3,321)	(1,586)	(2,954)	(1,560)

Total operating expenses	(18,865)	(13,529)	(19,846)	(12,962)

Operating loss	(18,828)	(13,515)	(19,829)	(12,917)
Finance income	34	195	—	109
Finance expense	(267)	—	(38)	—

Net loss before tax	(19,061)	(13,320)	(19,867)	(12,808)
Income tax expense	—	—	—	—

Net loss	$(19,061)	$(13,320)	$(19,867)	$(12,808)

Net loss per share, basic and diluted(1)	$(0.9)	$(1.4)	$(1.9)	$(1.4)

(1)	See Note 17 to our audited consolidated financial statements and Note 7 to our unaudited consolidated interim financial statements appearing elsewhere in this prospectus for a description of the method used to compute basic and diluted net loss per share attributable to common shareholders.

		As of December 31,
	As of September 30, 2016	2015	2014
	(in thousands)
	(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$38,910	$54,275	$4,008
Working capital(1)	33,168	50,266	2,566
Total assets	57,416	71,590	9,279
Total liabilities	9,301	6,915	3,292
Share capital	1,735	1,694	764
Accumulated losses	(27,859)	(39,437)	(18,214)
Total shareholders’ equity	48,115	64,675	5,987

(1)	We define working capital as current assets less current liabilities. See our audited consolidated financial statements and unaudited consolidated interim financial statements included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our audited consolidated financial statements and our unaudited consolidated interim financial statements, including, in each case, the related notes thereto, beginning on page F-1. In addition to historical information, this discussion contains forward-looking statements that involve risks and uncertainties. You should read the sections of this prospectus titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” for a discussion of the factors that could cause our actual results to differ materially from our expectations.

Overview

We are a clinical-stage biopharmaceutical company focused on the development and commercialization of novel therapeutics for serious conditions that compromise a woman’s reproductive health and pregnancy. We are focused on providing therapeutic solutions for women between the ages of 15 and 49 who suffer from reproductive health conditions that affect their quality of life, ability to conceive or that complicate pregnancy and the health of newborns. Our goal is to build the leading women’s reproductive health and pregnancy company focused on conditions where current treatment options are limited and significant unmet needs exist.

We are developing OBE2109 as a novel, oral gonadotropin-releasing hormone, or GnRH, receptor antagonist, for the treatment of pain associated with endometriosis and heavy menstrual bleeding associated with uterine fibroids in pre-menopausal women. We are currently conducting a multiple-dose, placebo-controlled Phase 2b clinical trial of OBE2109 in patients with endometriosis, with a target enrollment of 330 patients. We expect to report data from the first 24-week evaluation period of this trial in the first half of 2018. For the uterine fibroids indication, we intend to commence a Phase 3 clinical development program with two Phase 3 clinical trials in the first half of 2017. We expect to report data from these Phase 3 clinical trials in the first half of 2020. We are also developing OBE001 (nolasiban), an oral oxytocin receptor antagonist, to improve clinical pregnancy and live birth rates in women undergoing in vitro fertilization, or IVF. We intend to initiate a European Phase 3 clinical trial in women undergoing IVF in the first half of 2017 and expect to report data for the primary endpoint in the second quarter of 2018. In addition, we are developing OBE022 an oral and selective prostaglandin F2α receptor antagonist, as a once daily treatment for preterm labor in weeks 24 to 34 of pregnancy. We are currently conducting a Phase 1 clinical trial assessing the safety, tolerability and PK profile of OBE022 in healthy post-menopausal female volunteers. Based on preliminary data, OBE022 was observed to have a favorable safety profile and to be well-tolerated up to 1,300 mg, which is above the estimated clinical effective dose, after single dose administration.

We were founded in November 2012 and our operations to date have included organizing and staffing our company, raising capital, in-licensing rights to OBE2109, OBE001 and OBE022 and conducting preclinical studies and clinical trials. To date, we have not generated any revenue from product sales as none of our product candidates have been approved for commercialization. We have historically financed our operations exclusively through the sale of equity. As of September 30, 2016, we have raised an aggregate of $93.2 million of gross proceeds and also acquired license rights on product candidates from the sale of preferred shares.

We have never been profitable and have incurred significant net losses in each period since our inception. Our net losses were $19.9 million and $12.8 million for years ended December 31, 2015 and 2014, respectively, and $19.1 million and $13.3 million for the nine months ended September 30, 2016 and 2015, respectively. As of September 30, 2016, we had accumulated losses of $58.5 million, out of which $30.6 million were offset with share premium. We expect to continue to incur significant expenses and operating losses for the foreseeable future. We anticipate that our expenses will increase significantly in connection with our ongoing activities as we:

•

continue to invest in the clinical development of our product candidates and specifically in connection with our ongoing Phase 2b clinical trial of OBE2109 for the treatment of endometriosis, our planned

Phase 3 clinical trials of OBE2109 for the treatment of uterine fibroids, our planned European Phase 3 clinical trial for OBE001, our ongoing Phase 1 clinical trial for OBE022 and any additional clinical trials that we may conduct for product candidates;

•	hire additional research and development, and general and administrative personnel;

•	maintain, expand and protect our intellectual property portfolio;

•	identify and in-license or acquire additional product candidates; and

•	incur additional costs associated with operating as a public company following the completion of this offering.

We will need substantial additional funding to support our operating activities as we advance our product candidates through clinical development, seek regulatory approval and prepare for, and if any of our product candidates are approved, proceed to commercialization. Adequate funding may not be available to us on acceptable terms, or at all.

We have no manufacturing facilities, and all of our manufacturing activities are contracted out to third parties. Additionally, we currently utilize third-party clinical research organizations, or CROs, to carry out our clinical development and trials. We do not yet have a sales organization.

Strategic Licensing Agreements

OBE2109

In November 2015, we entered into a license and supply agreement, or the Kissei license and supply agreement, with Kissei. Pursuant to the Kissei license and supply agreement we received an exclusive license to develop, manufacture and commercialize products, or the Product, containing the compounds which is a specified GnRH antagonist and covered by certain licensed patent rights, or the Compound, throughout the world except for specified Asian countries and we arranged to exclusively acquire from Kissei the material necessary to produce OBE2109.

In consideration for the license, we made an initial $10.0 million upfront payment. In addition, we have agreed to make aggregate milestone payments of up to $63.0 million upon the achievement of specified developmental milestones, such as the initiation of clinical trials and receipt of regulatory approvals. With respect to any Product we commercialize under the Kissei license and supply agreement, we have agreed to make additional aggregate milestone payments of up to $125.0 million to Kissei upon the achievement of specified commercial milestones.

Pursuant to the Kissei license and supply agreement, we have agreed to exclusively purchase the active pharmaceutical ingredient for OBE2109 from Kissei. During the development stage, we are obligated to pay Kissei a specified supply price. Following the first commercial sale of licensed product, we are obligated to pay Kissei a royalty payment in the low twenty percent range as a percentage of net sales, which includes payment for Kissei’s supply of the active pharmaceutical ingredient until the latest of the date that the valid claim of a patent for the Product has expired, the expiration of our regulatory exclusivity period or 15 years from the first commercial sale of such product on a country-by-country and product-by-product basis. During the term, we are restricted from developing, marketing and selling GnRH agonists and GnRH antagonists other than the Compound to the extent allowed by applicable laws.

OBE001

In August 2013, we entered into a license agreement, or the 2013 license agreement, with Ares Trading S.A., an affiliate of Merck Serono, or Merck Serono, pursuant to which we received a worldwide exclusive license to develop, manufacture and commercialize compounds covered by the licensed patent rights, including OBE001. In consideration for the license, we issued 914,069 Series A preferred shares to Merck Serono at the time of our Series A financing, which had a fair-value of $4.9 million based on an exchange rate of $1.00 for

CHF 0.9244 as of the date of the transaction. With respect to any products we commercialize under the 2013 license agreement, we agreed to pay Merck Serono quarterly royalties based on a high-single-digit percentage of annual net sales of each product, subject to specified reductions, until the later of the date that all of the patent rights for that product have expired, as determined on a country-by-country and product-by-product basis, or ten years from the first commercial sale of such product on a country-by-country and product-by-product basis.

OBE022

In June 2015, we entered into a second license agreement with Merck Serono, or the 2015 license agreement, which we amended in July 2016, pursuant to which we received a worldwide exclusive license to develop, manufacture and commercialize compounds covered by the licensed patent rights, including OBE022. In consideration for the license, we issued 325,000 Series A preferred shares to Merck Serono in September 2016 upon the initiation of a Phase 1 clinical trial for a licensed product. With respect to any products we commercialize under the 2015 license agreement, we agreed to pay Merck Serono quarterly royalties based on a mid-single-digit percentage of annual net sales of each product, subject to specified reductions, until the later of the date that all of the patent rights for that product have expired, as determined on a country-by-country and product-by-product basis or ten years from the first commercial sale of such product on a country-by-country and product-by-product basis.

Components of Results of Operations

Revenue

To date, we have not generated any revenue from product sales and do not expect to generate any revenue from product sales for the foreseeable future.

Other Operating Income

Other operating income mainly relates to consulting services rendered to a third party, which services terminated in June 2015, as well as re-invoicing costs associated with our Merck Serono license agreements.

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of costs incurred in connection with our research and development activities and consist mainly of direct research costs, which include: costs associated with the use of CROs and consultants hired to assist on our research and development activities; personnel expenses, which include salaries, benefits and share-based compensation expenses for our employees; expenses related to regulatory affairs and intellectual property; manufacturing costs in connection with conducting preclinical studies and clinical trials; and depreciation expense for assets used in research and development activities. Research and development costs are generally expensed as incurred. However, costs for certain activities, such as manufacturing and preclinical studies and clinical trials, are generally recognized based on an evaluation of the progress to completion of specific tasks using information and data provided to us by our vendors and collaborators.

We typically use our employee, consultant and infrastructure resources across our development programs. We track outsourced research and development costs by product candidate or preclinical program, but we do not allocate personnel costs, other internal costs or external consultant costs to specific product candidates.

From inception through September 30, 2016, we have incurred $46.5 million in research and development expenses to advance the development of our product candidates. The following table provides a breakdown of our outsourced research and development expenses that are directly attributable to the specified product candidates for the years ended December 31, 2015 and 2014 and the nine months ended September 30, 2016 and 2015.

	Nine Months Ended September 30,		Year Ended December 31,
	2016	2015	2015	2014
	(in thousands)
	(unaudited)
OBE2109	$(5,538)	$—	$(188)	$—
OBE001	(3,029)	(7,773)	(9,252)	(6,983)
OBE022	(2,687)	(1,067)	(1,275)	(833)

Total outsourced research and development expenses	$(11,254)	$(8,840)	$(10,715)	$(7,816)

We expect our research and development expense will increase for the foreseeable future as we seek to advance the development of our product candidates. At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of our product candidates. We are also unable to predict when, if ever, material net cash inflows will commence from sales of our product candidates. This is due to the numerous risks and uncertainties associated with developing such product candidates, including:

•	the number of clinical sites included in the trials;

•	the length of time required to enroll suitable patients;

•	the number of patients that ultimately participate in the trials;

•	the number of doses patients receive;

•	the duration of patient follow-up; and

•	the results of our clinical trials.

In addition, the probability of success for any of our product candidates will depend on numerous factors, including competition, manufacturing capability and commercial viability. A change in the outcome of any of these variables with respect to the development of any of our product candidates would significantly change the costs, timing and viability associated with the development of that product candidate.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel expenses, including salaries, benefits and share-based compensation expense, for personnel in executive, finance, accounting, business development, legal and human resource functions. General and administrative expense also includes corporate facility costs not otherwise included in research and development expenses, legal fees related to corporate matters and fees for accounting and consulting services.

We anticipate that our general and administrative expense will increase in the future to support continued research and development activities. We also anticipate that we will incur increased accounting, audit, legal, regulatory, compliance and director and officer insurance costs, as well as investor and public relations expenses, associated with operating as a public company.

Finance Result, Net

Finance result, net, consists mainly of interest income on our cash and cash equivalents and foreign exchange gains and losses.

Taxation

We are subject to corporate taxation in Switzerland. In 2015, the Canton of Geneva granted us a ten year tax holiday for all income and capital taxes on a communal and cantonal level commencing in fiscal year 2013 and valid through to 2022, subject to our Swiss domiciliation and the compliance with certain reporting provisions.

We are also entitled under Swiss laws to carry forward any losses incurred for a period of seven years and can offset our losses carried forward against future taxes. As of December 31, 2015, we had tax loss carryforwards totaling $30.0 million. We do not believe it is probable that we will generate sufficient profits to avail ourselves of these tax loss carryforwards.

Analysis of Results of Operations

The following table sets forth our selected consolidated statements of operations data for the periods indicated:

	Nine Months Ended September 30,		Year Ended December 31,
	2016	2015	2015	2014
	(in thousands)
	(unaudited)
Consolidated Statement of Operations Data:
Other operating income	$37	$14	$17	$45

Operating expenses:
Research and development expenses	(15,544)	(11,943)	(16,892)	(11,402)
General and administrative expenses	(3,321)	(1,586)	(2,954)	(1,560)

Total operating expenses	(18,865)	(13,529)	(19,846)	(12,962)
Finance result, net	(233)	195	(38)	109

Net loss	$(19,061)	$(13,320)	$(19,867)	$(12,808)

Nine Months Ended September 30, 2016 and 2015

Operating Expenses

Research and Development Expenses

	Nine Months Ended September 30,
	2016	2015
	(in thousands)
	(unaudited)
Research and development expenses by product candidate
OBE2109	$(5,538)	$—
OBE001	(3,029)	(7,773)
OBE022	(2,687)	(1,067)
Unallocated expenses
Staff costs	(3,234)	(2,563)
Other research and development costs	(1,056)	(540)

Total research and development expenses	$(15,544)	$(11,943)

Research and development expenses increased by $3.6 million during the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015 primarily due to the increased costs of $5.5 million resulting from the initiation of our Phase 2b clinical trial with OBE2109 in endometriosis, increased costs of $1.6 million resulting from the initiation of our Phase 1 clinical trial with OBE022 and increased staff costs for $0.7 million associated with increased headcount, which were partially offset by decreased costs of $4.7 million from OBE001 as the result of the completion of the Phase 2 clinical trial.

General and Administrative Expenses

	Nine Months Ended September 30,
	2016	2015
	(in thousands)
	(unaudited)
Staff costs	$(1,140)	$(986)
Professional fees	(1,768)	(373)
Other general and administrative costs	(413)	(227)

Total general and administrative expenses	$(3,321)	$(1,586)

General and administrative expenses increased by $1.7 million during the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015 primarily due to an increase of $0.2 million in employee salaries, related benefits and share-based compensation costs associated with an increased headcount and an increase of $1.4 million in professional fees mainly due to legal, audit and accounting fees associated with our initial public offering.

Finance Result, Net

	Nine Months Ended September 30,
	2016	2015
	(in thousands)
	(unaudited)
Finance result, net	$ (233)	$195

Finance result, net decreased by $0.4 million during the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015 mainly due to the foreign exchange losses realized on our cash and cash equivalents.

Years Ended December 31, 2015 and 2014

Operating Expenses

Research and Development Expenses

	Year Ended December 31,
	2015	2014
	(in thousands)
	(unaudited)
Research and development expenses by product candidate
OBE2109	$(188)	$—
OBE001	(9,252)	(6,983)
OBE022	(1,275)	(833)
Unallocated expenses
Staff costs	(5,367)	(2,989)
Other research and development costs	(810)	(597)

Total research and development expenses	$(16,892)	$(11,402)

Research and development expenses increased by $5.5 million in 2015 compared to 2014 primarily due to a $2.3 million increase in the costs of outsourced research and development activities primarily attributable to the two Phase 2 clinical trials for OBE001 and a $2.4 million increase in employee salaries, related benefits and share-based compensation costs associated with an increased headcount.

General and Administrative Expenses

	Year Ended December 31,
	2015	2014
	(in thousands)
	(unaudited)
Staff costs	$(1,946)	$(933)
Professional fees	(690)	(367)
Other general and administrative costs	(318)	(260)

Total general and administrative expenses	$(2,954)	$(1,560)

General and administrative expenses increased by $1.4 million in 2015 compared to 2014 primarily due to costs associated with an increase in employee salaries, related benefits and share-based compensation costs associated with an increased headcount, as well as our Series B financing and the Kissei license and supply agreement.

Finance Result, Net

	Year Ended December 31,
	2015	2014
	(in thousands)
Finance result, net	$(38)	$109

Finance result, net decreased by $0.1 million in 2015 compared to 2014 primarily due to foreign exchange losses realized on our cash and cash equivalents.

Liquidity and Capital Resources

Since our inception, we have not generated any revenue and have incurred net losses and negative cash flows from our operations. We have funded our operations primarily through the sale of equity. From inception through September 30, 2016, we have raised an aggregate of $93.2 million of gross proceeds from the sale of preferred shares. As of September 30, 2016, we had $38.9 million in cash and cash equivalents.

Our primary uses of cash are to fund operating expenses, primarily research and development expenditures. Cash used to fund operating expenses is impacted by the timing of when we pay these expenses, as reflected in the change in our outstanding accounts payable and accrued expenses. We currently have no ongoing material financing commitments, such as lines of credit or guarantees.

We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research and development of, continue or initiate clinical trials of, and seek marketing approval for, our product candidates. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to program sales, marketing, manufacturing and distribution to the extent that such sales, marketing and distribution are not the responsibility of potential collaborators. Furthermore, following the completion of this offering, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.

We expect our existing cash and cash equivalents, together with the net proceeds from this offering, will enable us to fund our operating expenses and capital expenditure requirements for at least the next 12 months.

We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, including:

•	the scope, progress, results and costs of our ongoing and planned preclinical studies and clinical trials for OBE2109, OBE001 and OBE022;

•	the timing and amount of milestone and royalty payments we are required to make under our license agreements;

•	the extent to which we in-license or acquire other product candidates and technologies;

•	the number and development requirements of other product candidates that we may pursue;

•	the costs, timing and outcome of regulatory review of our product candidates;

•	the costs associated with building out our U.S. operations;

•	the costs and timing of future commercialization activities, including drug manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval;

•	the revenue, if any, received from commercial sales of our product candidates for which we receive marketing approval;

•	our ability to establish strategic collaborations; and

•	the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims.

Identifying potential product candidates and conducting preclinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes many years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success. Our revenue, if any, will be derived from sales of products that we do not expect to be commercially available for many years, if at all.

Until such time, if ever, as we can generate substantial product revenue, we may finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of any additional securities may include liquidation or other preferences that adversely affect your rights as a shareholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise funds through additional collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

The following table shows a summary of our cash flows for the periods indicated:

	Nine Months Ended September 30,		Year Ended December 31,
	2016	2015	2015	2014
	(in thousands)
	(unaudited)
Cash and cash equivalents at beginning of period	$54,275	$4,008	$4,008	$16,293
Net cash used in operating activities	(16,589)	(11,751)	(13,911)	(12,124)
Net cash used in investing activities	(38)	(15)	(10,050)	(101)
Net cash from financing activities	19	16,312	74,404	427
Effect of exchange rates	1,243	(146)	(176)	(487)

Cash and cash equivalents at end of period	$38,910	$8,408	$54,275	$4,008

Operating Activities

Net cash used in operating activities consists of net loss before tax adjusted for changes in net working capital, that is current assets less current liabilities, and for non-cash items such as depreciation and amortization, and the value of share-based services.

During the nine months ended September 30, 2016, operating activities used $16.6 million of cash, primarily as the result of our net loss before tax of $19.1 million, as adjusted for non-cash items and changes in the net working capital. Non-cash items amounted to $0.7 million and mainly consisted of share-based payments. Changes in the net working capital included primarily a $2.1 million increase in accrued expenses, mainly due to our ongoing Phase 2 clinical trial of OBE2109 in endometriosis as of September 30, 2016. During the nine months ended September 30, 2015, operating activities used $11.8 million of cash, primarily as the result of our net loss before tax of $13.3 million, as adjusted for non-cash items and changes in the net working capital. Non-cash items amounted to $0.5 million and mainly consisted of share-based payments. Changes in net working capital included primarily a $1.1 million increase in accrued expenses, mainly due to the two ongoing Phase 2 clinical trials as of September 30, 2015.

During the year ended December 31, 2015, operating activities used $13.9 million of cash, primarily as the result of our net loss before tax of $19.9 million, as adjusted for non-cash items and changes in the net working capital. Non-cash items amounted to $3.4 million and primarily consisted of share-based payments and the issuance of anti-dilution common shares during our Series B financing in November 2015. Changes in the net working capital included a $2.1 million increase in accrued expenses, primarily due to the stamp duty due on the proceeds from the Series B financing, as well as to accrued staff costs, including annual bonuses, and our ongoing clinical trials as of December 31, 2015. During the year ended December 31, 2014, operating activities used $12.1 million of cash, primarily as the result of our net loss before tax of $12.8 million, as adjusted for non-cash items and changes in the net working capital. Non-cash items amounted to $0.4 million and mainly consisted of share-based payments. Changes in the net working capital included mainly a $1.1 million increase in accrued expenses, mainly due to staff costs accrued, including annual bonuses, and our ongoing clinical trials as of December 31, 2014.

Investing Activities

Net cash used in investing activities consists primarily of investments in leasehold improvements and furniture and fixtures, as well as investments in intangible assets through the execution of in-licensing agreements.

Net cash used in investing activities in the nine months ended September 30, 2016 and September 30, 2015, as well as in the year ended December 31, 2014, were primarily used to purchase furniture and fixtures for our offices in Switzerland. Net cash used in investing activities in 2015 mainly consisted of the upfront payment made to Kissei under the Kissei license and supply agreement.

Financing Activities

Net cash from financing activities consists primarily of proceeds from the sale of equity securities.

Cash flows from financing activities in 2014 and during the nine months ended September 30, 2015, mainly consist of our receipt of the payment for the second tranche of the Series A financing. Cash flows from financing activities in 2015 mainly consist of the proceeds from the Series B financing. Cash flows from financing activities during the nine months ended September 30, 2016 mainly consist of interest received on our short-term interest bearing deposits.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations at December 31, 2015:

	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years	Total
	(in thousands)
Operating leases	$246	$369	$—	$—	$615

Total	$246	$369	$—	$—	$615

As of September 30, 2016, there have been no material changes to the amounts set forth in the table above.

Under our license agreements with Kissei and Merck Serono, we may be required to pay royalties in the future. In addition, pursuant to the Kissei license and supply agreement, we have agreed to make aggregate milestone payments of up to $63.0 million upon the achievement of specified developmental milestones, such as the initiation of clinical trials and receipt of regulatory approvals. With respect to any product we commercialize under the Kissei license and supply agreement, we have agreed to make additional aggregate milestone payments of up to $125.0 million to Kissei upon the achievement of specified commercial milestones. We have not included any contingent payment obligations, such as milestone payments and royalties, in the table above as the amount, timing and likelihood of such payments are not known.

We enter into contracts in the normal course of business with CROs for clinical trials, preclinical studies, manufacturing and other services and products for operating purposes. These contracts generally provide for termination upon notice, and therefore we believe that our non-cancelable obligations under these agreements are not material.

Off-Balance Sheet Arrangements

For the years ended December 31, 2015 and 2014 and the nine months ended September 30, 2016 and 2015, we did not have, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the U.S. Securities and Exchange Commission.

Outstanding Debt

We do not engage in trading activities involving non-exchange traded contracts nor do we currently have any debt outstanding. We therefore believe that we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these relationships.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which we have prepared in accordance with International Financial Reporting Standards, or IFRS. The preparation of our consolidated financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, costs and expenses. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates.

While our significant accounting policies are described in more detail in Note 3.4 to our consolidated financial statements appearing elsewhere in this prospectus, we believe the following accounting policies to be most critical to understanding our historical financial performance as they relate to the more significant areas involving management’s judgments and estimates.

Recognition of Research and Development Expenses

We recognize expenses incurred in carrying out our research and development activities in line with our best estimation of the stage of completion of each separately contracted study or activity. This includes the calculation of research and development accruals at each period to account for expenditure that has been incurred. This requires us to estimate of the full costs to complete each study or activity and to estimate the current stage of completion. There have been no material adjustments to estimates based on the actual costs incurred for the periods presented. In all cases, we expense the full cost of each study or activity by the time the final study report or, where applicable, product, has been received.

We will recognize an internally-generated intangible asset arising from our development activities only when an asset is created that can be identified, it is probable that the asset created will generate future economic benefits and the development cost of the asset can be measured reliably. We have determined that regulatory and marketing approvals are the earliest points at which the probable threshold for the creation of an internally generated intangible asset can be achieved. We therefore expense all research and development expenditure incurred prior to achieving such approvals as it is incurred. None of our product candidates have yet received regulatory and marketing approvals.

Share-Based Compensation

We measure and recognize compensation expense for all share grants based on the estimated fair value of the award on the grant date. We only grant non-voting shares to our employees and key management. The fair value is recognized as expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award.

The determination of the grant date fair value of non-voting shares using either an option pricing method that uses a Black-Scholes model or a hybrid method is affected principally by our estimated fair value of our preferred and common shares and requires management to make a number of assumptions. Measurement and recognition of share-based compensation expense includes estimates that are highly complex and subject to significant judgment.

In order to determine the fair value of our non-voting shares, our board of directors considered, among other things, contemporaneous valuations of our common shares and preferred shares prepared by unrelated third-party valuation firms in accordance with the guidance provided by the American Institute of Certified Public Accountants 2013 Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Given the absence of a public trading market of our capital shares, our board of directors exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of our non-voting shares, including:

•	contemporaneous third-party valuations of our common shares;

•	the prices, rights, preferences and privileges of our preferred shares and common shares relative to our non-voting shares;

•	our business, financial condition and results of operations, including related industry trends affecting our operations;

•	the likelihood of achieving a liquidity event, such as an initial public offering or sale of our company, given prevailing market conditions;

•	the lack of marketability of our non-voting shares;

•	the market performance of comparable publicly traded companies; and

•	U.S. and global economic and capital market conditions and outlook.

In valuing our non-voting shares, our board of directors determined the equity value of our business generally using a combination of the income approach and the backsolve approach valuation methods.

The income approach estimates value based on the expectation of future cash flows that a company will generate, such as cash earnings, cost savings, tax deductions and the proceeds from disposition. These future cash flows are discounted to their present values using a discount rate derived based on an analysis of the cost of capital of comparable publicly traded companies in similar lines of business, as of each valuation date, and is adjusted to reflect the risks inherent in our cash flows.

The backsolve method, a form of market approach, derives the implied enterprise equity value and the fair value of the non-voting share from a contemporaneous transaction involving the company’s own securities using the following assumptions: rights and preferences of different classes of shares, probability of various liquidity event scenarios, expected timing of a liquidity event, volatility and expected value in a liquidity event.

Following the completion of this offering, the fair value per share of our shares for purposes of determining share-based compensation expense will be the closing price of our common shares as reported on the applicable grant date.

Impairments

Goodwill and intangible assets that have an indefinite useful life or that are not available for use are not subject to amortization and are tested annually for impairment or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

We test assets for impairment in accordance with International Accounting Standard, or IAS, 36 Impairment of Assets. IAS 36 outlines that an impairment loss must be recognized if an asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). The recoverable amounts of our assets and cash-generating units have been determined based on fair value less costs to sell calculations, which require the use of certain assumptions.

Management maintains internal valuations of each asset annually (or more frequently should indicators of impairment be identified) and valuations from independent experts are requested periodically. The internal valuations are continually reviewed by management and consideration is given as to whether there are indicators of impairment which would warrant impairment testing.

Employee Benefits

We maintain a pension plan for all employees in Switzerland that is maintained through payments to a legally independent collective foundation. This pension plan qualifies under IFRS as defined benefit pension plan. There are no pension plans for the subsidiaries in Ireland and the United States.

The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by an independent actuary, using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Past-service costs are recognized immediately in the consolidated statement of comprehensive loss.

Recent Accounting Pronouncements

See Note 3.3 to our consolidated financial statements beginning on page F-1 of this prospectus for a description of recent accounting pronouncements applicable to our consolidated financial statements.

Qualitative and Quantitative Disclosures about Financial Risks

We operate primarily in Switzerland, Europe and in the United States and are therefore exposed to market risk, which represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates.

As of September 30, 2016, we had $38.9 million of cash and cash equivalents and we had no debt.

Interest Rate Risk

Our cash is held in readily available checking and money market accounts. These securities are generally not dependent on interest rate fluctuations that may cause the principal amount of these assets to fluctuate. As a result, a change in market interest rates would not have any significant impact on our financial position or results of operations. As of September 30, 2016, we had no debt and, therefore, have no material interest rate risk exposure.

Foreign Currency Exchange Risk

We operate primarily in Switzerland, Europe and in the United States and our functional currency is the Swiss franc, and as a result, we are exposed to (1) transactional foreign exchange risk when we or a subsidiary enter into a transaction in a currency other than our or its functional currency and (2) translational foreign exchange risk when we translate our financial statements from our functional currency into U.S. dollars.

Transactional Risk

Our expenses are generally denominated in the currencies of the countries where the relevant transaction takes place, which is primarily in Switzerland, the United States, Euro-zone countries and to a lesser extent in the United Kingdom. Transactions in foreign currencies of our Swiss company are recorded in Swiss francs at the applicable exchange rate on the date of the relevant transaction. Our results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign currency exchange rates.

Translational Risk

Because our reporting currency is the U.S. dollar, we may be exposed to translation risk when the income statements of us and our subsidiaries located in countries outside the United States are converted into U.S. dollars using the average exchange rate for the period, and whilst revenues and costs are unchanged in local currency, changes in exchange rates may lead to effects on the converted balances of revenue, costs and the result in U.S. dollars.

To date, our risk management policy is to economically hedge 100% of anticipated transactions in each major currency for the subsequent 12 months. As our operations grow, we will continue to reassess our approach to manage our risk relating to fluctuations in foreign currency rates.

Capital Risk

We are not regulated and not subject to specific capital requirements, however, we aim to be compliant with the specific needs of the Swiss law. To ensure that statutory capital requirements are met, we monitor capital periodically on an interim basis as well as annually. From time to time, we may take appropriate measures or propose capital increases at the shareholders’ meeting to ensure the necessary capital remains intact.

JOBS Act Transition Period

In April 2012, the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements under the JOBS Act. Subject to certain conditions, as an emerging growth company, we may rely on certain of these exemptions, including without limitation, (1) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (2) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an emerging growth company until the earlier to occur of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenues of at least $1.0 billion or (c) in which we are deemed to be a “large accelerated filer” under the rules of the U.S. Securities and Exchange Commission, which means the market value of our common shares that is held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

BUSINESS

Overview

We are a clinical-stage biopharmaceutical company focused on the development and commercialization of novel therapeutics for serious conditions that compromise a woman’s reproductive health and pregnancy. We are advancing a pipeline of orally-administered innovative new chemical entities, or NCEs, for the treatment of symptoms associated with endometriosis and uterine fibroids, improvement of clinical pregnancy and live birth rates in women undergoing in vitro fertilization, or IVF, and treatment of preterm labor. We have assembled a strong management team with extensive experience in successfully developing and commercializing therapeutics in our target market. Our goal is to build the leading women’s reproductive health and pregnancy company focused on conditions where current treatment options are limited and significant unmet needs exist.

We were founded in November 2012 by former executives of PregLem SA, or PregLem, a Swiss-based specialty biopharmaceutical company dedicated to the development and commercialization of innovative drugs for women’s reproductive medicine. While at PregLem, our senior management team collaborated in the clinical development and commercialization of several women’s reproductive health therapeutics, including Esmya (ulipristal acetate) for the treatment of uterine fibroids. PregLem was subsequently acquired by Gedeon Richter in 2010. We believe we will be able to leverage our senior management team’s long-standing experience working together and with key opinion leaders, patient groups, payors, reproductive health networks, fertility clinics, obstetricians and gynecologists, or OB/GYNs, nurses and pharmacists to identify, in-license or acquire, develop and commercialize product candidates. We are merging our passion for, and extensive experience in, the field of women’s reproductive health and pregnancy, to develop therapeutics that can help women lead more healthy and fulfilling lives.

We are focused on providing therapeutic solutions for women between the ages of 15 and 49 who suffer from reproductive health conditions that affect their quality of life, ability to conceive or that complicate pregnancy and the health of newborns. There are millions of women of reproductive age affected by conditions such as endometriosis, uterine fibroids and preterm labor, or that require IVF to conceive. We believe the efficacy of current treatment options is limited and creates a significant unmet need for improved therapeutics for these women. The graphic below depicts the segments and associated characteristics of the therapeutic market for women’s reproductive health products:

*	IMS Health Incorporated estimate as of 2015.

Our portfolio currently consists of three in-licensed NCEs in clinical development for four indications intended to address areas that we believe present significant unmet medical needs:

•	OBE2109 for the treatment of pain associated with endometriosis and heavy menstrual bleeding associated with uterine fibroids. We are developing OBE2109 as a novel, oral gonadotropin-releasing hormone, or GnRH, receptor antagonist, for the treatment of pain associated with endometriosis and heavy menstrual bleeding associated with uterine fibroids in pre-menopausal women. Endometriosis is an often painful disorder in which the tissue that normally lines the inside of the uterus, called the endometrium, grows outside of the uterus, causing monthly bleeding and chronic inflammatory reactions inside the abdomen that may result in ovarian cyst formation, scar tissue and adhesions. The symptoms of endometriosis include significant pain during menstrual periods, chronic pelvic pain, pain during intercourse, excessive menstrual bleeding and infertility. These symptoms can impact general physical, mental and social well-being. As of 2014, we believe that approximately 2.5 million women in the United States were diagnosed and being treated for endometriosis and that the majority of those women experience significant pain during menstrual periods. Uterine fibroids are common non-cancerous tumors that develop in the muscular wall of the uterus and have disabling symptoms such as heavy menstrual bleeding. According to a study published in the American Journal of Obstetrics & Gynecology in 2003, uterine fibroids affect an estimated 20 to 40% of women over the age of 30 in the United States based on clinical cases and women who undergo treatment.

In previous Phase 1 and Phase 2 clinical trials, OBE2109 was observed to have a linear pharmacokinetic, or PK, profile, a predictable dose-dependent suppression of estradiol and a dose range that was well-tolerated and provided symptom relief. We are currently conducting a multiple-dose, placebo-controlled Phase 2b clinical trial of OBE2109 in patients with endometriosis, with a target enrollment of 330 patients, which we refer to as the EDELWEISS trial. We expect to report data from the first 24-week evaluation period of the EDELWEISS trial in the first half of 2018. For the uterine fibroids indication, we plan to perform a Phase 1 PK and PD clinical trial to assess two different doses of add-back therapy in patients receiving 100 mg and 200 mg doses of OBE2109 over six weeks. We expect that the results of this clinical trial, which we expect to receive in the first half of 2017, will confirm the selection of the add-back therapy dose or doses planned in the two randomized, placebo-controlled Phase 3 clinical trials that we intend to commence in the first half of 2017. We refer to these Phase 3 clinical trials of OBE2109 in patients with heavy menstrual bleeding associated with uterine fibroids as the PRIMROSE clinical trials. The PRIMROSE clinical trials will each have a target enrollment of approximately 500 patients. We expect to report data from the PRIMROSE clinical trials in the first half of 2020. We believe OBE2109, if approved in either indication, has the potential to be a best-in-class oral GnRH receptor antagonist based on its favorable PK and pharmacodynamic, or PD, profiles, and its expected balance between safety and efficacy. We expect OBE2109 to potentially reduce pain symptoms associated with endometriosis and heavy menstrual bleeding associated with uterine fibroids, while mitigating bone mineral density loss and other adverse effects associated with excessive estradiol suppression. Further, we believe that OBE2109 has the potential to offer personalized dosing that can be tailored to a patient’s individual response. Finally, we believe OBE2109 has certain advantageous characteristics including the absence of food effect, high bioavailability, low volume of distribution, and low PK and PD variability. We believe these characteristics could be key product differentiators compared to other GnRH receptor antagonists in clinical development.

•

OBE001 (nolasiban) to improve IVF outcome. We are developing OBE001 (nolasiban), an oral oxytocin receptor antagonist, to improve clinical pregnancy and live birth rates in women undergoing IVF. Infertility is a disease of the reproductive system that impairs the body’s ability to perform the basic function of reproduction. IVF helps women achieve pregnancy through the collection of mature eggs in the ovaries, followed by fertilization and early embryo development in the laboratory before transfer of the embryos into the womb. In Europe, approximately 620,000 IVF treatments were performed in 2012, and in the United States, approximately 210,000 IVF treatments were performed in

2014. We believe that OBE001, if approved, could represent a compelling option for increasing IVF outcomes, which, based on current treatments, only has an overall live birth rate of approximately 33% in the United States and 21% in Europe. In 2016, we completed our 247-patient Phase 2 clinical trial of OBE001 in women undergoing IVF. OBE001 did not reach the primary endpoint of a statistically significant increase in pregnancy rate at six weeks after embryo transfer, or ET. In our post-hoc analysis of the data, which excluded patients with progesterone levels in the top quartile of the patient pool, we identified a statistically significant dose-proportional increase in pregnancy rate at 10 weeks and live birth rate. We believe that high progesterone levels can lead to a premature closing of the embryo implantation window. Based on these results, we intend to initiate a European Phase 3 clinical trial in women undergoing IVF in the first half of 2017 and expect to report data for the primary endpoint in the second quarter of 2018.

•	OBE022 for the treatment of preterm labor (GA 24-34 weeks). We are developing OBE022, an oral and selective prostaglandin F2α, or PGF2α, receptor antagonist, as a once daily treatment for preterm labor from 24 to 34 weeks gestational age, or GA. PGF2α is a naturally occurring prostaglandin, or active lipid compound, that acts to induce labor. Preterm labor, defined as the body commencing the birthing process prior to 37 weeks, is characterized by uterine contractions, cervical dilation and rupture of the fetal membranes that surround and protect the fetus during pregnancy. Preterm labor can lead to preterm birth, which is currently the leading worldwide cause of death of newborn babies. According to the National Center for Health Statistics, approximately 9.6% of babies in the United States were born preterm in 2014. Through specific antagonism of the PGF2α receptor, OBE022 is designed to control preterm labor by reducing inflammation, decreasing uterine contractions and preventing cervical changes and fetal membrane ruptures. Based on its PK profile and efficacy observed in animal models, we believe OBE022 has the potential to become a first-in-class therapy to suppress preterm labor and delay or avoid preterm birth, without significant safety concerns for the fetus. We are currently conducting a Phase 1 clinical trial assessing the safety, tolerability and PK profile of OBE022 in healthy post-menopausal female volunteers. Based on preliminary data, OBE022 was observed to have a favorable safety profile and to be well-tolerated up to 1,300 mg, which is above the estimated clinical effective dose, after single dose administration.

The following table summarizes key information regarding our current product candidates:

We are also evaluating additional indications for our current product candidates as well as opportunities to in-license or acquire additional product candidates in our therapeutic field.

Our executive team has substantial experience in developing and commercializing pharmaceutical products in this field. For example, Ernest Loumaye, M.D., Ph.D., OB/GYN, our Chief Executive Officer and co-founder, is a board certified and academically trained OB/GYN with extensive experience developing therapeutics for women’s health and over 90 publications in peer-reviewed journals. Most recently he was the Chief Executive Officer and Co-Founder of PregLem. Prior to PregLem, Dr. Loumaye spent nine years as Head of Clinical Development for Reproductive Health at Serono, now Merck Serono, where he led the worldwide clinical development and contributed to the worldwide registration of Gonal-F, Luveris and Ovidrel.

In addition, Jean-Pierre Gotteland, Ph.D., our Chief Scientific Officer, and Elke Bestel M.D., our Chief Medical Officer held the same roles at PregLem where they worked with Dr. Loumaye for six years and successfully in-licensed, developed and registered a first-in-class product, Esmya (ulipristal acetate), for the treatment of uterine fibroids.

Collectively, our management team has led the clinical development or contributed to the worldwide registration of three market-leading fertility products at Serono, Gonal-F, Luveris and Ovidrel, as well as other products including Esmya, Puregon Pen, Implanon, NuvaRing and Evamist. In addition, members of our management team bring pharmaceutical development, regulatory approval, manufacturing, reimbursement and commercialization experience from other pharmaceutical and biotechnology companies, including Merck Serono, Organon, Allergan, Pierre Fabre, Novartis Pharma AG, Roche, SmithKline Beecham, Shire, Galderma, Speedel, Evolva SA and Acrux.

We have demonstrated an ability to successfully execute on the first part of our strategy by leveraging our extensive network in the field of women’s reproductive health and pregnancy to in-license OBE2109 from Kissei Pharmaceutical Co., Ltd., or Kissei, and OBE001 and OBE022 from Ares Trading S.A., an affiliate of Merck Serono, or Merck Serono. Additionally, we have raised $93.2 million in equity financing from inception to December 31, 2016 from leading healthcare investors, including HBM Healthcare Investments, New Enterprise Associates, Novo A/S, OrbiMed, Sofinnova Partners and Sofinnova Ventures.

Our Strengths

We believe our clinical and product development experience in the field of women’s reproductive health and pregnancy provides us with the following strengths:

•	Strategic focus on diseases in women’s reproductive health and pregnancy that affect growing female populations with high unmet medical needs and significant commercial potential;

•	Three product candidates with clear mechanisms of action and early evidence of efficacy that have the potential to progress into and through late-stage clinical trials;

•	Management with substantial experience working together and developing and commercializing pharmaceutical products in the field of women’s reproductive health and pregnancy;

•	Strong industry and key opinion leader relationships in the field of women’s reproductive health and pregnancy that provide access to potential product in-licensing opportunities and product development experience; and

•	Support from leading healthcare-focused investors and board members with experience in building and operating life science companies.

Our Strategy

Our goal is to build the leading women’s reproductive health and pregnancy company focused on conditions where current treatment options are limited and significant unmet needs exist. The key elements of our strategy include the following:

•	Continue to advance each of our current product candidates in their respective indications:

•	OBE2109 for the treatment of pain associated with endometriosis and heavy menstrual bleeding associated with uterine fibroids. We are currently conducting the EDELWEISS trial, which is a multiple-dose, placebo-controlled Phase 2b clinical trial of OBE2109 in endometriosis patients in the United States and Europe, with a target enrollment of 330 patients, from which we expect to report initial data in the first half of 2018. Additionally, we intend to commence the PRIMROSE Phase 3 clinical trials in patients with heavy menstrual bleeding associated with uterine fibroids in the first half of 2017. The PRIMROSE clinical trials will each have a target enrollment of approximately 500 patients and will be conducted in the United States and in Europe. We expect to report data from these Phase 3 clinical trials in the first half of 2020.

•	OBE001 for the improvement of IVF outcomes in women undergoing assisted reproductive technology, or ART. We intend to advance OBE001 into Phase 3 clinical development to evaluate its potential to improve clinical pregnancy and live birth rates for women undergoing IVF. We plan to conduct an initial Phase 3 clinical trial in Europe, where we believe more IVF treatments are conducted than in the United States, in the first half of 2017, and expect to report data for the primary endpoint in the second quarter of 2018. If this trial is successful, we plan on conducting an end-of-Phase 2 meeting with the FDA and to reactivate our investigational new drug application, or IND, before commencing any U.S. clinical trials.

•	OBE022 for the treatment of preterm labor (GA 24-34 weeks). We are assessing the safety, tolerability and PK profile of OBE022 in a Phase 1 clinical trial in healthy post-menopausal female volunteers. Based on preliminary data, OBE022 was observed to have a favorable safety profile and to be well-tolerated up to 1,300 mg after single dose administration. If the results of our Phase 1 clinical trial are favorable, and pending successful completion of a set of drug-drug interaction, or DDI, studies, we intend to initiate, in the second half of 2017, a Phase 2a proof-of-concept clinical trial to assess the safety and efficacy of OBE022 to delay birth in women 24 to 34 weeks pregnant who face preterm labor and potentially preterm delivery.

•	Develop a targeted commercialization strategy for any approved product candidates. We have obtained worldwide commercial rights to our lead product candidates, except for certain countries in Asia with respect to OBE2109. As we move our product candidates through development toward regulatory approval we will evaluate several options for each product candidate’s commercialization strategy. These options include building our own internal sales force, entering into a joint marketing partnership with another pharmaceutical or biotechnology company, or out-licensing the product to another pharmaceutical or biotechnology company.

•	Pursue additional indications for our current product candidates. We believe each of our current product candidates have application outside the indications we are currently developing. For example, we are evaluating OBE2109 for the treatment of symptoms associated with adenomyosis, precocious puberty and polycystic ovary syndrome; OBE001 for improving clinical pregnancy and live birth rates following frozen thawed embryo transfer; and OBE022 for treatment of late-stage preterm labor in weeks 34 to 37 of pregnancy. We plan to pursue additional indications for our existing product candidates.

•	Leverage our international product development experience and extensive network of clinical experts and pharmaceutical industry executives within women’s reproductive health and pregnancy to in-license or acquire novel product candidates. We are focused on identifying, and in-licensing or acquiring, additional clinical-stage product candidates that we believe have the potential to become best-in-class or first-in-class products for the treatment of serious conditions in women’s reproductive health and pregnancy, if approved. We intend to focus on product candidates that we believe will be efficient from a capital-management standpoint, and we are exploring additional needs in our therapeutic field, such as premenstrual syndrome, fibrocystic breast disease, post-menopausal hot flashes, preeclampsia and dysmenorrhea.

OBE2109: Investigational GnRH Receptor Antagonist for Symptoms Associated with Endometriosis and Uterine Fibroids

We are developing OBE2109 as an oral GnRH receptor antagonist for the treatment of pain associated with endometriosis and heavy menstrual bleeding associated with uterine fibroids. We believe OBE2109, if approved, has the potential to be a best-in-class oral GnRH receptor antagonist based on its favorable PK and PD profiles, and its potential to provide targeted estradiol suppression to reduce pain symptoms associated with endometriosis and heavy menstrual bleeding associated with uterine fibroids, while mitigating bone mineral density loss and other adverse effects that are typically associated with excessive estradiol suppression. We believe that OBE2109 has the potential to offer personalized dosing that can be tailored to a patient’s individual response and that it will be supported by key differentiating product characteristics, including absence of food effect, high bioavailability, low volume of distribution, and low PK and PD variability. We believe these characteristics are key product differentiators compared to other GnRH receptor antagonists in development.

In 2015, we in-licensed OBE2109 from Kissei. Kissei completed three Phase 2a clinical trials in Japan of OBE2109 in patients with endometriosis, including one double blind placebo-controlled trial with a subgroup of patients diagnosed with both endometriosis and uterine fibroids. We are currently conducting the 330-patient multiple-dose, placebo-controlled Phase 2b EDELWEISS clinical trial of OBE2109 in endometriosis patients across 46 sites in the United States and 15 sites in Central and Eastern Europe. We expect to report data from the first 24-week evaluation period of this trial in the first half of 2018. We intend to commence our two Phase 3 PRIMROSE clinical trials in patients with heavy menstrual bleeding associated with uterine fibroids in the first half of 2017. The PRIMROSE clinical trials will each have a target enrollment of approximately 500 patients and will be conducted in the United States and in Europe. We expect to report data from these Phase 3 clinical trials in the first half of 2020.

Background of Endometriosis and Uterine Fibroids

Endometriosis is a painful disorder in which the endometrium grows outside of the uterus, typically on the lining of the pelvis, on the ovaries, in the rectovaginal septum, on the bladder, and in the bowels. Endometriosis causes monthly bleeding and chronic inflammatory reactions in the abdomen that may result in ovarian cyst formation, scar tissue and adhesions. The symptoms of endometriosis include significant pain during menstrual periods, chronic pelvic pain, pain during intercourse, excessive menstrual bleeding and infertility which in turn can impact general physical, mental and social well-being. Often the pain associated with endometriosis is cyclical in nature and reflects the response to reproductive hormones circulating throughout the body, particularly estrogen. Endometriosis is also one of the leading causes of infertility. In many instances, endometriosis is only diagnosed when women seek treatment for such infertility.

According to the World Endometriosis Research Foundation, as of 2014, endometriosis affects an estimated one in ten women during their reproductive years, totaling approximately 176 million women globally between the ages of 15 and 49. As of 2014, we believe that approximately 2.5 million women in the United States were diagnosed and treated for endometriosis, and the majority of those women experience significant pain during menstrual periods.

Uterine fibroids are common non-cancerous tumors that develop in the muscular wall of the uterus. Uterine fibroids can vary in size from a few millimeters to more than 20 centimeters, and in number from a single fibroid to several dozen fibroids. The main symptoms of uterine fibroids are heavy menstrual bleeding, anemia, abdominal pressure, abdominal pain, bloating, increased urinary frequency and reproductive dysfunction. Heavy menstrual blood loss is the most frequent disabling symptom of uterine fibroids. Uterine fibroids also carry an increased risk of pregnancy complications such as infertility, miscarriage, placental abruption and premature onset of labor.

According to a study published in the American Journal of Obstetrics & Gynecology in 2003, uterine fibroids affect an estimated 20 to 40% of women over the age of 30 in the United States based on clinical cases and women who undergo treatment. We believe that more than four million women in the United States are diagnosed and being treated for uterine fibroids.

The Role of GnRH

The exact causes of endometriosis and uterine fibroids are not currently understood. However, several factors can contribute to their development and progression, including the rise and fall of hormones, particularly estrogen, mainly in the form of estradiol. The production of estrogen in the body is regulated by GnRH. GnRH is responsible for stimulating the synthesis and release of luteinizing hormone, or LH, and follicle stimulating hormone, or FSH, by the pituitary gland. LH and FSH in turn drive estrogen production through stimulation of the ovaries. Estradiol is the hormone that, among other effects, causes the endometrium inside the uterus to thicken during the menstrual cycle. Similarly, estradiol has been determined to promote the growth of endometriosis lesions and uterine fibroids. Various pharmacological treatments directed at addressing endometriosis and uterine fibroids attempt to regulate the production of estrogen, particularly estradiol, by controlling the activity of GnRH.

Limitations of Current Therapies for Endometriosis and Uterine Fibroids

Current treatment options for endometriosis and uterine fibroids are either pharmacological or surgical.

Endometriosis

For endometriosis, the treatment selected is based on the severity of pain and the extent of the disease. Endometriosis treatments aim first to alleviate pain, then to remove or decrease the size and number of endometrial lesions, and possibly improve fertility. Oral contraceptives, progestins and nonsteroidal anti-inflammatory drugs, or NSAIDs, are generally first-line treatments for women experiencing pain. Following the failure of first-line therapies, current treatment options are limited to intra-muscular or subcutaneous GnRH agonist injections, GnRH agonists nasal spray pumps or surgery for the most symptomatic cases.

Surgery can provide short-term relief by excising the endometrial lesions, but often does not prevent the endometrial lesions from recurring. Surgery requires general anesthesia, and has a risk of scar tissue and adhesion formation, which could lead to infertility, make pain worse, require additional surgeries or damage other pelvic structures. Surgical treatments for endometriosis range from laparoscopy to more complex open abdominal surgery. If a woman has not responded to other medical or surgical treatments, a radical hysterectomy, which is the removal of all or part of the uterus and the ovaries may be required, resulting in definitive infertility and immediate menopause.

The World Endometriosis Research Foundation through its EndoCost study estimated the aggregate annual cost of endometriosis to be approximately $80 billion in the United States and approximately $60 billion in Germany, the UK, France and Italy in 2012 based on current exchange rates.

Uterine Fibroids

For heavy menstrual bleeding associated with uterine fibroids, current treatment options are limited and generally consist of oral contraceptives, GnRH agonist injections or surgery. Oral contraceptives are generally used as the first-line therapy. Upon failure of a first-line therapy or contraindication to oral contraceptives, surgical intervention is generally the next treatment option. Hysterectomy is the most commonly performed surgical treatment option. Other less invasive procedures include (1) myomectomy, which is a selective removal of the fibroid typically performed by laparoscopy, which usually preserves fertility, (2) uterine artery embolization, which is a procedure to obstruct the arteries nurturing the fibroid, performed by arterial catheterization, and (3) if the dominant symptom is bleeding, endometrial ablation, which is a procedure to remove the inner layer of the uterus performed by thermic or ultrasonic process. According to a study published in the American Journal of Obstetrics & Gynecology in 2012, approximately 200,000 hysterectomies and 30,000 myomectomies are performed annually for the treatment of uterine fibroids in the United States as of 2003. Hysterectomies are major surgeries and, according to the National Uterine Fibroids Foundation, approximately 660 women die each year in the United States from complications from a hysterectomy. Hysterectomies can be both physically and psychologically damaging, not only resulting in a woman becoming infertile, but they also can be perceived by some women as impairing their feminine integrity. Surgery also carries a risk of scar tissue and adhesions, which could lead to infertility, make pain worse, require additional surgeries or damage other pelvic structures.

Treating uterine fibroids is expensive, as surgery constitutes a significant cost burden. Patients who do not undergo surgery often require medical management, hospitalization and additional outpatient physician visits, which further increase the annual costs of the disease. According to a systematic review of literature published in the American Journal of Obstetrics & Gynecology in 2012, direct and indirect costs associated with uterine fibroids were estimated in 2010 to be up to $34.4 billion annually in the United States.

Mechanism of Action and Limitations of GnRH Agonists

GnRH agonists are a standard pharmaceutical therapy for estrogen dependent conditions such as endometriosis and uterine fibroids. However, GnRH agonists have significant drawbacks and limitations.

GnRH agonists act by overstimulating the GnRH receptors, which desensitizes pituitary cells, resulting in reduced secretion of LH and FSH, and reduced production of estrogen, a contributing factor to endometriosis and uterine fibroids. This leads to a state referred to as pseudo-menopause, in which patients experience menopausal symptoms before ultimately experiencing symptom relief. While GnRH agonists may be effective at treating the symptoms of endometriosis and uterine fibroids, they can be accompanied with serious drawbacks and limitations including:

•	Excessive suppression of estradiol and related unfavorable side effect profile. Because GnRH agonists cannot be titrated, they act by excessively suppressing estradiol to a post-menopausal level of less than 20 picogram/milliliter, or pg/ml. Excessive suppression of estrogen can result in multiple side effects before the patient experiences any relief, including hot flashes and bone mineral density loss. Clinical trials of an approved GnRH agonist demonstrated that patients lose an average of up to 6% of their bone mineral density after 12 months of GnRH agonist treatment.

•	Delayed therapeutic effect and initial worsening of symptoms. Since GnRH agonists act by overstimulating the GnRH receptors, they can cause an initial worsening of symptoms that can last for several weeks.

•	Administration by injection. Many GnRH agonists such as Lupron (leuprolide acetate) must be injected, which generally requires the assistance of a doctor or nurse.

•	Required add-back therapy. To counteract the side effects of the excessive suppression of estrogen, additional administration of estrogen, referred to as “add-back therapy,” may be recommended after three months of treatment and is required after six months of treatment. Add-back therapy may result in additional contraindications and adverse effects.

•	Variable and unpredictable reversibility of treatment. After stopping treatment with injectable GnRH agonists, a patient’s ovarian function can take weeks or months to return to normal. This is particularly relevant and problematic if a patient wishes to conceive after treatment or if treatment is interrupted for lack of tolerance.

OBE2109’s Mechanism of Action and Solution to GnRH Agonist Drawbacks and Limitations

OBE2109 has been designed to be a GnRH receptor antagonist with oral administration and low PK and PD variability. OBE2109 binds to and blocks the GnRH receptor in the pituitary gland, which clinical trials suggest results in a dose-dependent reduction of LH and FSH production. This reduction in LH and FSH production in turn leads to a reduction of estrogen levels.

At selected doses, OBE2109 has been observed to maintain estradiol levels in the target range of 20 to 60 pg/ml, which we believe is the optimal range to relieve symptoms associated with endometriosis and uterine fibroids while mitigating bone mineral density loss or other adverse effects that can be associated with excessive estradiol suppression.

We believe OBE2109 has the potential to overcome certain drawbacks and limitations of GnRH agonists. The potential advantages of OBE2109 compared to GnRH agonists include:

•	Fast onset of therapeutic effect. By blocking, as opposed to stimulating, the GnRH receptor, OBE2109 has the potential to suppress LH and FSH within hours, lowering estradiol levels and reducing pain within days while potentially mitigating the initial worsening of symptoms which is often associated with GnRH agonist treatments.

•	Ease of administration. OBE2109 has the potential to be administered orally once daily due to its observed half-life of approximately 15 hours. This potential dosing regime is a more convenient treatment option than GnRH agonist intramuscular or subcutaneous injections.

•	Optionality for endometriosis and uterine fibroids treatment: stand alone or in combination with add-back therapy. In contrast to GnRH agonists, for which add-back therapy may be recommended when treatment exceeds three months and is required when treatment exceeds six months, we believe that at the 50 to 200 mg doses being tested in our Phase 2b trial, OBE2109 has the potential to be utilized as a stand-alone treatment for a majority of patients with pain associated with endometriosis by maintaining estradiol levels between 20 and 60 pg/ml, without the need for add-back therapy to counteract the side effects associated with severe suppression of estradiol. For the treatment of heavy menstrual bleeding associated with uterine fibroids, we believe that based on our proposed dosing (100-200 mg) some patients may not require add-back therapy, while others may require add-back therapy, depending on the treatment dosage.

•	Quick reversibility of effect. As a result of OBE2109’s observed half-life of approximately 15 hours, we believe OBE2109 has the potential for ovarian function to resume within days following the end of treatment. In contrast, a patient’s ovarian function can take weeks or months to return to normal after stopping treatment with injectable GnRH agonists.

OBE2109’s Potential Advantages to Other GnRH Receptor Antagonists in Development

There are currently no GnRH receptor antagonists approved for the treatment of symptoms associated with endometriosis or uterine fibroids. We are aware that AbbVie Inc., Myovant Sciences, Inc. and Astellas Pharma Inc. are developing GnRH receptor antagonists for the treatment of symptoms associated with endometriosis or uterine fibroids.

Based on publicly available information and data for these other product candidates in development, we believe the potential advantages of OBE2109 compared to other GnRH receptor antagonists being developed include:

•

Favorable and consistent PK profile. OBE2109 has been observed to have a consistent PK profile and low variability, due to high bioavailability and low volume of distribution. We believe some of the competitive product candidates have low bioavailability and high volume of distribution due to drug accumulation in fat, which we believe may translate into variable efficacy and safety. In addition, OBE2109’s half-life allows for once daily dosing for across indications, while one of the competitive product candidates is being developed for twice daily dosing.

•	Personalized dosing. Based on OBE2109’s consistent PK and PD profile observed in preclinical studies and clinical trials, we are currently evaluating personalized dosing that can be tailored to a patient’s individual response. We believe this may allow us to pursue a label for varied dosing based on a patient’s estradiol levels and symptoms. We believe other products in clinical development are currently only being evaluated for one or two dosing options, which do not appear to account for patient characteristics, individual response or patient preference.

•	No systematic need for add-back therapy. For symptoms associated with both endometriosis and uterine fibroids, we are developing OBE2109 as a stand-alone treatment (without need for add-back therapy) and in association with add-back therapy (fixed-dose combination therapy) to fulfill the needs of a broad patient population with endometriosis or uterine fibroids. We believe at least one other product in clinical development is only being evaluated as a fixed-dose combination therapy that includes add-back therapy, which we believe may not be suitable for treatment of women with poor tolerance or contraindications to add-back therapy. We also believe that at least one of the other products in clinical development has demonstrated, at the dose being developed in the clinical trials, a bone mineral density loss at 24 weeks of treatment comparable to Lupron, a GnRH agonist used for the treatment of endometriosis and uterine fibroids.

•	Compliance benefit. OBE2109 may have an advantage in patient compliance due to the lack of observed food effect and the ability to be taken once anytime throughout the day, as compared to certain of the competitive product candidates, which we believe need to be taken on an empty stomach.

OBE2109 Preclinical and Clinical Development for Pain Associated with Endometriosis

Prior to in-licensing OBE2109, Kissei completed a preclinical program, a Phase 1 clinical trial in healthy female volunteers of Japanese and European descent and three Phase 2a clinical trials in patients of Japanese descent with endometriosis, including one trial that included a subgroup of patients with both endometriosis and uterine fibroids. In these trials, OBE2109 was observed to have a linear PK profile, a predictable dose-dependent suppression of estradiol and a dose range that was well-tolerated and provided symptom relief. Following our in-license of OBE2109 from Kissei, we submitted an IND for OBE2109 in May 2016, which was accepted by the FDA. We are currently conducting the multiple-dose, placebo-controlled Phase 2b EDELWEISS clinical trial of OBE2109 in 330 endometriosis patients in the United States and Europe. We expect to report initial data for this trial in the first half of 2018.

Preclinical Studies and Phase 1 Clinical Trial

In preclinical studies, OBE2109 was observed to be a highly potent and selective antagonist of the GnRH receptor. The preclinical toxicology and safety pharmacology studies did not raise tolerance or safety concerns or potential for DDIs.

In the Phase 1 clinical trial, OBE2109 was observed to have a favorable safety profile and to be well-tolerated up to 400 mg once daily for seven days. Additionally, OBE2109 had a linear PK profile, a half-life of approximately 15 hours and no significant differences between women of Japanese and European descent. Moreover, OBE2109 was observed to have a low volume of distribution, meaning the drug remained in the blood and did not accumulate in fatty tissue, and a dose-proportional response shown in the Figure 1 below. Furthermore, in the Phase 1 clinical trial, there was no food effect observed. OBE2109 was observed to induce a dose-dependent decrease in LH and FSH over time, which we believe correlates with the ability of OBE2109 to control estradiol levels in a dose-dependent manner. Based on the low PK variability and lack of dose overlap observed in the Phase 1 clinical trial, we believe we will be able to more tightly control biological response with personalized doses of OBE2109.

Figure 1: Mean OBE2109 Concentration Over Time	Figure 2: LH Reduction from Baseline Over Time

Completed Phase 2a Clinical Trials

Kissei completed three Phase 2a clinical trials of OBE2109 in patients of Japanese descent with endometriosis in 2013 and 2014. Endometriosis was either diagnosed by laparoscopy or by confirmation using ultrasound of ovarian chocolate cysts, which are a particular type of ovarian cyst associated with endometriosis. Outcomes included changes in pelvic menstrual, non-menstrual and overall pain scores, analgesic use and hormone levels. The designs of these trials are summarized in the table below.

Patients reported daily whether they were bleeding, and the level of their pelvic pain using a verbal rating scale from 0 to 4, with 0 representing no pain and 4 representing unbearable pain even after using a pain relieving drug.

Improvement rate of pelvic pain severity was assessed using the proportion of pain free days during the evaluation period. Pain free is defined as the absence of pain or slight pain during menstruation and the absence of pain during non-menstruation. Across all three studies, OBE2109 was observed to rapidly and consistently reduce pelvic pain scores. All doses were observed to have statistically significant reductions of both menstrual and non-menstrual pelvic pain compared to placebo.

In the KLH1201 trial, the average severity of pelvic pain during menstruation in the 50 mg and 200 mg treatment groups was 1.74 +/- 0.62 (mean +/- standard deviation), and 1.42 +/- 0.61, respectively, at baseline, as compared to 0.94 +/- 0.98 and 0.00 +/- 0.00, respectively, at week 8. The average severity of pelvic pain during non-menstruation in the 50 mg and 200 mg treatment groups was 0.25 +/- 0.26 and 0.23 +/- 0.30, respectively, at baseline, as compared to 0.06 +/- 0.12 and 0.12 +/- 0.29, respectively, at week 8. As the trial was not placebo-controlled, no statistical testing was conducted.

In the KLH1203 trial, the average reduction from baseline to week 8 in severity of pelvic pain during menstruation in the 75 mg and 150 mg treatment groups was 1.39 +/- 0.79 and 2.05 +/- 0.90, respectively. The average reduction from baseline to week 8 in average severity of pelvic pain during non-menstruation in these groups was 0.46 +/- 0.68 and 0.64 +/- 0.70, respectively. As the trial was not placebo-controlled, no statistical testing was conducted.

In the placebo-controlled KLH1202 trial, there was a statistically significant reduction in pain for each of the 50 mg, 100 mg and 200 mg treatment groups, as compared to placebo at weeks 4, 8 and 12. For menstrual pain, a p-value of less than 0.001 was considered to be statistically significant for all doses. For non-menstrual pain, a p-value equal to 0.003, 0.010 and 0.005 for the 50 mg, 100 mg and 200 mg doses, respectively, was considered to be statistically significant. Patients also reported that their pelvic pain reduction was maintained four weeks after treatment. The decrease in average severity of pelvic pain (regardless of presence or absence of menstrual bleeding) and the associated p-value is shown in Figure 3 below.

Figure 3: Average Change in Severity of Pelvic Pain Over Time (Menstrual and Non-menstrual Pain Combined)

In addition, patients reported significant dose-dependent reductions in analgesic use (p<0.001 for all comparisons) and bleeding days. Estradiol levels were increasingly suppressed in a dose-dependent manner consistently across all three Phase 2a trials, which we believe resulted in the reduction of pelvic pain, analgesic use and bleeding days. Doses of 50 mg and 75 mg were observed to result in median serum estradiol levels in the target range of 20 to 60 pg/ml. Doses of 100 mg, 150 mg and 200 mg were observed to reduce median estradiol serum levels below 20 pg/ml.

Figure 4: Median Estradiol Levels Over Time

In addition, as shown in Figure 5 below, approximately 40% of the patients receiving 50 mg and 100 mg doses of OBE2109 were observed to have estradiol levels between 20 to 60 pg/ml at week 12.

Trial KLH1201 KLH1202 KLH1203 Open-label Placebo-controlled, double- Open-label Trial Design parallel-group blind, parallel-group parallel-group 50 mg (n=29), 100 mg (n=26), 50 mg (n=12) or 75 mg (n=11) or Daily Dose 200 mg (n=28) or 200 mg (n=12) 150 mg (n=10) placebo (n=24) Treatment Duration 8 weeks 12 weeks 8 weeks Trial Population 24 endometriosis patients 107 endometriosis patients 21 endometriosis patients Japanese women Japanese women Japanese women Average age: 35 years Average age: 35 years Average age: 35 years Average weight: 53kg Average weight: 54kg Average weight: 53kg Demographics Average duration of Average duration of Average duration of endometriosis: 6 years endometriosis: 4 years endometriosis: 4 years Varying severity of Varying severity of Varying severity of endometriosis endometriosis endometriosis Severity of pelvic pain* during menstruation verbal and numerical rating scales Severity of pelvic pain* during non-menstruation using verbal and numerical rating scales Analgesics usage during menstruation Key Endpoints Analgesics usage during non-menstruation Estradiol levels * Pelvic pain refers to any pain symptoms around the pelvic area such as lower abdominal pain and low back pain excluding temporary pains

Figure 5: Percent of Patients at Various Estradiol Levels in KLH1202 Trial at Week 12

Safety Results of Phase 1 and Phase 2a Clinical Trials

The safety and tolerability of OBE2109 was evaluated in a total of 128 patients with endometriosis and 77 healthy female volunteers across the four clinical trials, with doses up to 400 mg for seven days and up to 200 mg for 12 weeks.

In the Phase 1 clinical trial, adverse events were reported with similar frequency in all groups, including the placebo group. No serious adverse events were reported.

In the three Phase 2a clinical trials, almost all of the adverse events were mild across all treatment groups. The most common adverse events were abnormal bleeding from the uterus, contracting a cold, headaches and hot flashes. Most hot flashes were mild, three were moderate in severity and none were severe. No serious adverse events were reported in the KLH1203 trial. A single serious adverse event was observed in each of the KLH1201 and KLH1202 trials and both were determined by the principal investigators to be unrelated to OBE2109.

Clinical Development Plan—Phase 2b EDELWEISS Clinical Trial in Pain Associated with Endometriosis

We are currently conducting the Phase 2b EDELWEISS clinical trial in patients with endometriosis. We expect to enroll approximately 330 patients across 46 sites in the United States and 15 sites in Central and Eastern Europe. In this double-blind, placebo-controlled trial, we are evaluating four doses of OBE2109: 50 mg, 75 mg, 100 mg and 200 mg, each with no add-back therapy. Patients will report their pain on a daily basis with an electronic diary and we will analyze data at 12 weeks and 24 weeks after initial treatment. After the initial 12-week evaluation period, we plan on exploring a dose titration regimen in an additional trial arm, in which some patients initially dosed with 75 mg will receive an increased dose of 100 mg, a decreased dose of 50 mg or the same dose of 75 mg for the second 12-week evaluation period, depending on their respective estradiol levels at 4 and 8 weeks after initial treatment. In addition, after the first 12 weeks, patients receiving placebo will switch to a 100 mg daily dose.

Figure 6 below depicts the trial design of the EDELWEISS trial:

Figure 6: Design of Phase 2b EDELWEISS Clinical Trial

We believe our current data in endometriosis patients of Japanese descent supports a daily dose of 50 mg or 75 mg of OBE2109. We believe this daily dose will suppress estradiol within the target range and not result in bone mineral density loss that requires add-back therapy. We expect slightly higher doses will be required to achieve estradiol suppression within the target range in patients of American and European descent given a higher average body weight. We plan to confirm this following the review of the results from the Phase 2b EDELWEISS clinical trial.

Menstrual and non-menstrual pelvic pain will be assessed with a 4-point Verbal Rating Scale, or VRS, and an 11-point Numeric Rating Scale, or NRS. The primary endpoint of this trial will be the reduction from baseline at week 12 in the mean overall pelvic VRS pain score. The key secondary endpoint is the bone mineral density after 24 weeks of treatment assessed with a dual-energy x-ray absorptiometry scan.

After 24 weeks of treatment, patients may choose to continue in an extension trial. In the extension trial, patients will continue treatment for another 28 weeks at the same dose, with the exception of patients receiving a 200 mg dose, who will be switched to a 100 mg daily dose. After treatment, all patients will be followed for an additional, 24-week period that will be treatment free.

We expect to receive the primary efficacy results for the 24-week evaluation period in the first half of 2018, which will allow us to assess the efficacy of OBE2109 in patients with endometriosis. We expect to receive the final results for the 28-week extension by the fourth quarter of 2018 and the 24-week follow-up period in the first half of 2019. Upon completion of the initial 24-week period and assuming the results of the trial are favorable, we will request an end-of-Phase 2 meeting with the FDA to determine the design of our Phase 3 program for pain associated with endometriosis.

OBE2109 Clinical Development for Heavy Menstrual Bleeding Associated with Uterine Fibroids

We are developing OBE2109 for reduction of heavy menstrual bleeding associated with uterine fibroids in adult women of reproductive age. We believe OBE2109 has the potential to provide an alternative to surgery, which is the most common treatment for uterine fibroids. One of the three Phase 2a clinical trials in patients of Japanese descent with endometriosis, KLH1202, included a subgroup of 51 patients with both endometriosis and uterine fibroids.

Completed Phase 2a Clinical Trial

In the KLH1202 clinical trial, 51 patients presented with uterine fibroids in addition to endometriosis. For these patients, both menstrual bleeding and uterine volume were evaluated.

Efficacy Results

As shown in Figure 7 below, we observed a dose-dependent reduction in the percentage of days in which bleeding occurred during the 12-week treatment period in patients treated with OBE2109.

Figure 7: Percentage of Days with Bleeding During 12-Week Treatment Period

Further, in these patients with uterine fibroids, the 50 mg dose of OBE2109 suppressed bleeding in approximately 55% of patients, whereas the 200 mg daily dose of OBE2109 suppressed bleeding in approximately 95% of patients as shown in Figure 8 below. In addition, most patients stopped bleeding within a few weeks of treatment initiation in the 100 mg and 200 mg group, as shown in Figure 8 below.

Figure 8: Time to No Bleeding for Uterine Fibroids Patients in KLH1202 Trial

These patients experienced a dose-dependent reduction in uterine volume, while no meaningful reduction in uterine volume was observed in the placebo group, as shown in Figure 9 below. Reducing uterine volume is important for the treatment of uterine fibroid patients, as patients with lower uterine volume are eligible for less invasive surgical procedures, such as a hysterectomy. In addition, uterine volume is correlated with several symptoms of uterine fibroids, such as urinary incontinence and frequency.

Figure 9: Change in Uterine Volume over Time

Safety Results

The safety results on the subgroup of patients with uterine fibroids did not differ from the safety in endometriosis patients. The adverse events were generally mild across all treatment groups. The most common adverse events were those associated with suppression of estradiol, including abnormal bleeding from the uterus and hot flashes. Abnormal bleeding from the uterus was not more frequent in uterine fibroid patients than in endometriosis only patients.

Clinical Development Plan—Heavy Menstrual Bleeding Associated with Uterine Fibroids

Based on feedback we received from the FDA in November 2016, we intend to commence the two PRIMROSE Phase 3 clinical trials in patients with heavy menstrual bleeding associated with uterine fibroids in the first half of 2017. The PRIMROSE clinical trials will each have a target enrollment of approximately 500 patients. One of the trials will be conducted in the United States and the other trial will be conducted in the United States and in Europe. We expect to report data from these PRIMROSE Phase 3 clinical trials in the first half of 2020. We also plan to perform a Phase 1 PK and PD clinical trial to assess two different doses of add-back therapy in patients receiving 100 mg and 200 mg doses of OBE2109 over six weeks. We expect that the results of this clinical trial, which we expect to receive in the first half of 2017, will confirm the selection of the add-back therapy dose or doses planned in the PRIMROSE clinical trials. We believe that a 100 mg dose of OBE2109 could control symptoms in a significant proportion of patients without requiring add-back therapy. We also intend to further assess the efficacy of a 200 mg dose of OBE2109 both with and without add-back therapy. We believe that the 200 mg dose will require add-back therapy to prevent excessive bone mineral density loss. In addition, in 2016 we completed a Phase 1 trial to assess the impact of OBE2109 on the potential induction of a liver enzyme known as cytochrome P450 3A4 (CYP3A4), which is responsible for the metabolism of add-back back therapy. In this trial, we observed no relevant CYP3A4 induction, which we believe means that OBE2109 will not interfere with add-back therapy.

Figure 10 below depicts the trial design of the Phase 3 PRIMROSE clinical trials:

Figure 10: Design of Phase 3 PRIMROSE Clinical Trials

Throughout the PRIMROSE clinical trials, patients will collect and deliver their used sanitary protection to us to be analyzed. In addition, patients will report their bleeding status on a daily basis with an electronic diary.

The PRIMROSE clinical trials will have a 52-week evaluation period. The primary endpoint of these clinical trials will be the reduction from baseline at week 24 of menstrual blood loss, defined as menstrual blood loss of less than 80 mL and equal to or greater than a 50% reduction from baseline, assessed with the alkaline hematin method. A key secondary endpoint will be the bone mineral density after 24 weeks of treatment assessed with a dual-energy x-ray absorptiometry scan. After the 52-week evaluation period, all patients will be followed for an additional, 24-week period that will be treatment free. We expect to report data from the PRIMROSE Phase 3 clinical trials in the first half of 2020, and, if the results are favorable, we intend to submit an NDA in the second half of 2020.

OBE001 (nolasiban) in IVF

We are developing OBE001 (nolasiban), as an oral oxytocin receptor antagonist, to improve clinical pregnancy and live birth rates in women undergoing embryo transfer after IVF, including intracytoplasmic sperm injection, or ICSI. We have observed OBE001’s ability to improve uterine receptivity by decreasing uterine contractions, improving uterine blood flow and enhancing the receptivity of the endometrium to embryo implantation. We in-licensed OBE001 from Merck Serono, which previously completed preclinical studies and Phase 1 clinical trials in 103 healthy female volunteers that evaluated the safety and PK profile of OBE001. We completed a 247-patient Phase 2 clinical trial of OBE001 in women undergoing IVF, which we refer to as the IMPLANT trial. In the IMPLANT trial, OBE001 did not reach the primary endpoint of demonstrating a statistically significant increase in pregnancy rate at six weeks after ET. In our post-hoc analysis, which excluded patients with progesterone levels in the top quartile of the patient pool, we identified a statistically significant dose-proportional increase in pregnancy rate at 10 weeks and live birth rate. We believe that high progesterone levels can lead to a premature closing of the embryo implantation window. Based on these results, we believe that OBE001 could represent a compelling option for increasing IVF outcomes, which, based on current treatments, only has an overall live birth rate of approximately 33% in the United States and 21% in Europe. We intend to initiate a European Phase 3 clinical trial in women undergoing IVF in the first half of 2017 and expect to report data for the primary endpoint in the second quarter of 2018.

Background on Assisted Reproductive Technology (IVF/ICSI)

Infertility is a disease of the reproductive system that impairs the body’s ability to reproduce. From 2006 to 2010, the inability to have a child affected approximately 6.7 million women in the United States, which represented approximately 11% of the reproductive-age population. An increasing number of women in developed countries are delaying having children until their mid-thirties, which has resulted in decreased fertility rates and increased demand for reproductive therapies.

ART is used primarily for infertility treatments. According to the Centers for Disease Control and the European Society of Human Reproduction and Embryology, IVF represents the vast majority of ART treatments or procedures. IVF helps women achieve pregnancy by the collection of mature eggs in the ovaries, followed by fertilization and early embryo development in the laboratory before transfer of the embryos into the womb. According to the European Society of Human Reproduction and Embryology, every year about 1.6 million ART treatments are performed worldwide. In Europe, ART treatments doubled from 2000 to 2010, and approximately 620,000 IVF treatments were performed in 2012. In the United States, IVF treatments increased by 41.7% from 2010 to 2014, with approximately 210,000 treatments performed in 2014. In Japan, approximately 325,000 IVF treatments were performed in 2012.

The first step in IVF is stimulation of egg production. Approximately ten days later, the eggs are harvested from the ovaries, otherwise known as ovum pick-up, or OPU, and co-incubated with sperm cells, with this day being referred to as Day 0. The resulting embryos are either used for fresh transfer to the uterus over the next three to five days or frozen for future use. In Europe, approximately 50% of all embryo transfers occur three days after Day 0 and an additional 25% occur five days after Day 0, with the remaining 25% frozen for future transfer. The figure below depicts the IVF procedure:

The cost of one IVF cycle varies between $8,000 to $15,000 in the United States, EUR 2,000 to EUR 10,000 in Europe and $3,000 to $6,000 in Japan. As of 2006, fertility drugs account for more than $2,000 of the cost of a treatment cycle. Most patients require multiple fertility treatment cycles. IMS Health Incorporated estimates that global sales of fertility drugs exceeded $2 billion in 2014.

The IVF process has an overall live birth rate of approximately 33% in the United States and 21% in Europe. The success of IVF depends on the quality of the embryo, the transfer procedure and ultimately the receptivity of the uterus. In order for the embryo transfer to be successful, it is important for the uterus to be receptive to embryo implantation, which includes a proper hormonal environment, appropriate blood flow within the uterus, and minimal uterine contractions at the time of embryo transfer. The endometrium is the inner layer of the uterus that is in direct contact with the implanting embryo. Uterine contractions occur throughout the course of a woman’s menstrual cycle and the frequency and intensity of the contractions depend on the phase of the cycle. In a study published in Human Reproduction in 1998, after IVF, the rate of uterine contractions assessed at the time of embryo transfer was observed to be negatively correlated with pregnancy rates as shown in the figure below.

Role of Oxytocin in Embryo Implantation

Oxytocin is a hormone that is secreted by the pituitary gland. Oxytocin receptors are present on the uterus smooth muscle cells, the endometrium and the uterus arteries. The release of oxytocin by the pituitary gland activates oxytocin receptors, which results in uterine contractions. As shown in the graphic below, blocking the activation of the uterine oxytocin receptors at the time of embryo transfer may enhance uterine receptivity by decreasing uterine contractions, improving uterine blood flow and enhancing the receptivity of the endometrium to embryo implantation, which can lead to increased clinical pregnancy and live birth rates.

A systematic review and meta-analysis of investigator-sponsored trials conducted in 2014 and published in Fertility & Sterility concluded that pregnancy rates doubled with the infusion of an oxytocin receptor antagonist at the time of embryo transfer. As part of this analysis, it was observed that improvement in pregnancy rates was not restricted to women with a high rate of uterine contractions. According to this analysis, additional mechanisms, such as endometrium receptivity and uterine blood flow, may also contribute to improving pregnancy rates. In a recent trial published in 2016 involving patients with endometriosis undergoing frozen-thawed embryo transfer, clinical pregnancy rates were approximately 20% higher after treatment with an oxytocin receptor antagonist, representing a 51% increase relative to the placebo. In addition, according to studies published in Archives of Gynecology and Obstetrics in 2011, women who received an oxytocin receptor antagonist after embryo transfer, were observed, based on three dimensional power doppler ultrasound, to have improved characteristics for uterine receptivity, including enhanced endometrial blood flow.

Limitations of Current Treatment Options

Currently, there are no oxytocin receptor antagonists approved for use in connection with IVF.

Potential Therapeutic Benefits of OBE001

We are developing OBE001, an oxytocin receptor antagonist, for use in connection with IVF. We believe OBE001 has the potential to offer the following therapeutic benefits:

•	Increased live birth rate. Though OBE001 did not reach the primary endpoint of a statistically significant increase in pregnancy rate at six weeks after ET, we conducted a post-hoc analysis of the IMPLANT clinical trial, which excluded patients with progesterone levels in the top quartile of the patient pool. In this post-hoc analysis, we identified a dose-proportional increase in ongoing pregnancy rate at week 10 and live birth rate from 30.6% for placebo to 51.0% for 900 mg OBE001, representing a 67% increase relative to placebo.

•	Convenience of administration. We are designing OBE001 to be an oral oxytocin receptor antagonist, which could be easily incorporated into IVF procedures.

•	Fast and sustained therapeutic effect. In clinical trials, OBE001 was observed to be rapidly absorbed in the body and, in the case of the 900 mg dose, to maintain effective concentrations in the body for three days after treatment, potentially allowing for a single administration at the time of embryo transfer.

•	Favorable safety profile. In Phase 1 and Phase 2 clinical trials, single doses of OBE001 were well tolerated by patients. In addition, extensive testing in animal models around the time of embryo implantation and during pregnancy has not revealed any concerns regarding embryo toxicity.

OBE001 Preclinical and Clinical Development

OBE001 was discovered and initially developed by Merck Serono. Following our in-license of OBE001 from Merck Serono in 2013, we submitted an IND for OBE001, which became effective in January 2015. Under that IND, we completed a Phase 2 clinical trial of OBE001 in 2016. Though OBE001 did not reach the primary endpoint of a statistically significant increase in pregnancy rate six weeks after the ET based on our post-hoc analysis of the Phase 2 data excluding patients with progesterone levels in the top quartile of the patient pool, we identified a statistically significant dose-proportional increase in ongoing pregnancy rate at week 10 and live birth rate, with both having an absolute increase of up to 20%, equivalent to a 67% relative increase to the placebo. Beginning in the first half of 2017, we intend to initiate a European Phase 3 clinical trial in women undergoing IVF to further evaluate the efficacy and safety of OBE001. Our IND for OBE001 is currently inactive following the Phase 2 clinical trial, but we intend to reactivate the IND after discussions with the FDA if the planned European Phase 3 clinical trial is successful.

Preclinical Studies and Phase 1 Clinical Trials

In preclinical studies, the ability of OBE001 to inhibit uterine contraction was observed, and there were no tolerance or safety concerns. Specifically, studies were conducted focusing on the reproductive toxicology in rats and rabbits during the time of implantation, and such studies did not reveal concerns of embryo toxicity after repeated exposure to OBE001.

In single and multiple ascending dose Phase 1 clinical trials conducted in the United Kingdom by Merck Serono, OBE001 was tested in 103 healthy female volunteers with single doses up to 1,500 mg and multiple doses up to 900 mg for seven days. There were no safety signals, trends in adverse events or negative findings from vital signs or laboratory parameters. OBE001 was observed to be quickly absorbed, reaching maximum concentration in approximately two hours, and to have a dose-proportional PK profile and a half-life that could support once daily dosing. There was no observed food effect.

STUDY TOTAL DURATION PER SUBJECT UP TO 22 WEEKS Screening Visit: Up to 12 Weeks Prior OPU OPU Day + 3 (Baseline Visit) Dosing and Embryo Transfer Post-Treatment Period Key Measurements Taken Prior to Dosing Uterine contractions OBE001 PK Estradiol, progesterone vital signs To Dosing T+3.5h Uterine contractions OBE001 PK Estradiol, progesterone T+4h Embryo Transfer (ET) T+4.5h Vital signs 14 days Blood pregn.test Hemato/chemistry Vital signs Physical exam 6 & 10 Weeks Ultrasound to confirm pregnancy continuation: No. of gestational sac & embryo with cardiac activity

Phase 2 Clinical Trial

In 2016, we completed a Phase 2, double-blind, placebo-controlled, dose ranging, clinical trial of OBE001 in women undergoing IVF, which we refer to as the IMPLANT trial. This trial enrolled 247 women across 26 fertility clinics in five European countries. Patients were between the ages of 18 and 36, were currently undergoing medically indicated IVF and had no more than one previous IVF cycle failure. The study evaluated three doses of OBE001, 100 mg, 300 mg or 900 mg, compared to placebo. Patients received a single oral dose approximately four hours before a Day 3 fresh embryo transfer. The patients were evaluated once pregnant at weeks 2, 6 and 10 and we also evaluated the infants born for up to six months after birth. Assuming a 20% pregnancy rate in placebo and a 40% pregnancy rate in OBE001 at 900 mg, the number of patients in each arm of the trial provided an 80% chance to show a statistically significant increase in pregnancy rate from placebo through ascending doses of OBE001 using a trend test. We believed this was the appropriate trial design to determine dose effect and guide future clinical development.

The trial design is summarized below:

The primary endpoint of this trial was:

•	the percentage of women with an intra-uterine pregnancy with positive embryo heartbeat at six weeks after the ET day.

Secondary endpoints included:

•	the percentage of women with a positive blood pregnancy test at 14 days after the OPU day;

•	the percentage of women with an intra-uterine pregnancy with positive embryo heartbeat at 10 weeks after the OPU day;

•	the embryo-implantation rate defined as the number of intra-uterine embryos with positive heartbeat at six weeks after the ET day divided by the number of embryos transferred; and

•	the absolute and relative change from baseline, prior to OBE001 or placebo administration, to the time of embryo transfer, which is about 3.5 hours after OBE001/placebo administration and prior to embryo transfer, in the rate of uterine contractions per minute.

Efficacy Results

As shown in Figure 11 below, which we refer to as the “Full Set Analysis,” the overall percentage of patients with an intra-uterine pregnancy with a positive heartbeat at six weeks after ET and the live birth rate were increased by over 9%, equivalent to a 26% increase relative to placebo. The median uterine contractions decreased by 8.7%, 4.0% and 13.3% for the 100 mg, 300 mg and 900 mg groups, respectively, compared to placebo. However, statistical significance was not reached for the primary endpoint, as indicated in the “Trend Test” column in Figure 11 below. We believe the lack of statistical significance was attributable to the limited

Full Set Analysis Placebo OBE001 100 mg OBE001 300 mg OBE001 900 mg OBE001 All Doses Trend Test Number of patients 65 62 60 60 182 Relative change in uterine contractions 0.0% -8.7% -4.0% -13.3%** Ongoing pregnancy rate at 6 weeks after ET day 33.8% 46.8% 35.0% 46.7% 42.9% p=0.33 Ongoing pregnancy rate at 10 weeks after OPU day 29.2% 43.5%* 35.0% 45.0%* 41.2% p=0.15 Live birth rate (baby born alive ≥ 24 weeks gestation) 29.2% 40.3% 35.0% 43.3% 39.6% p=0.20 *p≤0.10 **p≤0.05
Subset Post-Hoc Analysis Placebo OBE001 100 mg OBE001 300 mg OBE001 900 mg OBE001 All Doses Trend Test Number of Patients 49 50 35 49 134 Ongoing pregnancy rate at 6 weeks after ET day 36.7% 44.0% 48.6% 53.1% 48.5% p=0.095* Ongoing pregnancy rate at 10 weeks after OPU day 30.6% 42.0%* 48.6% 51.0%* 47.0% p=0.035** Live birth rate (baby born alive ≥ 24 weeks gestation) 30.6% 38.0% 48.6% 51.0% 45.5% p=0.025** *p≤0.10 **p≤0.05

sample size and based on the 300 mg dose group of OBE001 which had lower clinical pregnancy and live birth rates than the 100 mg and 900 mg treatment groups.

The trend test is a statistical technique that was used to determine whether there was a statistically significant linear relationship between the dose of OBE001 administered and the amplitude of the increase in ongoing pregnancy rate at six weeks after the ET day. In this Phase 2 IMPLANT trial, we considered a p-value of less than 0.10 to be statistically significant.

Figure 11

Following our receipt of the initial data, we reviewed the patients’ characteristics within each of the dose groups. From this review, we discovered that patients in the 300 mg group demonstrated higher estradiol levels and higher progesterone levels prior to embryo transfer than in the other groups. We believe that high estradiol levels are responsible for the earlier expression of progesterone receptors, which induce advancement of endometrial maturation, and that high progesterone levels can lead to a premature closing of the embryo implantation window, preventing or impairing the embryo implantation. Therefore, we subsequently conducted a post-hoc analysis of the results of the Phase 2 clinical trial, removing patients with a progesterone level in the top quartile of the patient pool. There were 25 patients excluded in this post-hoc analysis from the 300 mg group, while only 16, 12 and 11 patients were excluded in this post-hoc analysis from the placebo, 100 mg and 900 mg groups, respectively, which we believe demonstrates the imbalance between the 300 mg group and the other groups.

Parameters Placebo n=65 OBE001 100 mg n=62 OBE001 300 mg n=60 OBE001 900 mg n=60 Ectopic Pregnancy 1 1 0 1 Congenital Malformation 2* 40 1 Intra-uterine Growth Retardation 0 0 2 0 * Club-Foot/ Renal Hydrops 0 Acrania/Turner Syndrome/Prader Willi Syndrom/Left Ventricular Hypoplasia Polydactyly

In our post-hoc analysis, we identified a statistically significant relationship between the dose of OBE001 and the ongoing pregnancy rate at week 10 and live birth rate, with an increase from 30.6% for placebo to 51.0% for 900 mg OBE001 at week 10 and for live birth rate, equivalent to a 67% increase relative to placebo (trend test p-value < 0.05). The results of our post-hoc analysis are shown in Figure 12 below:

Figure 12

Based on these results, we believe that a single 900 mg dose of OBE001 administered just before embryo transfer has the potential to increase clinical pregnancy and live birth rates following IVF.

Phase 2 Clinical Safety Results

In the IMPLANT trial, OBE001 was well tolerated at doses up to 900 mg. Adverse events were reported through 10 weeks following the OPU day. Increased doses were not observed to result in increased occurrence of adverse events. The most common adverse events were determined to be related to pregnancy, menstrual bleeding or the IVF procedure and occurred at similar frequencies in the placebo and active treatment groups. Serious adverse events were reported in six patients and included ectopic pregnancy in three patients, and adnexal torsion, vaginal hemorrhage and ovarian hyperstimulation syndrome in one patient each. None of these serious adverse events were determined by the investigator to be related to the treatment and none caused trial discontinuation. One patient in the OBE001 900 mg group discontinued participation in the trial due to a non-serious adverse event of ovarian hyperstimulation syndrome, which was determined by the investigator to be unrelated to treatment. Only three adverse events, which occurred in patients in the 300 mg group, were considered related to treatment (mild nausea, mild dizziness and mild rash), and the patients fully recovered from the adverse events.

In the trial, ongoing pregnancies were followed up to 28 days post-delivery. As expected with human pregnancies, some congenital malformations were observed both in the placebo group and the treatment groups. There appeared to be no relationship between the OBE001 dose and the incidence of the congenital malformations, as shown in Figure 13 below, and none were determined by the investigator to be related to treatment. In addition, OBE001 was not associated with an increase in ectopic pregnancy or in intra-uterine growth retardation.

Figure 13

Clinical Development Plan

We intend to advance OBE001 into Phase 3 clinical development to evaluate its potential to improve clinical pregnancy and live birth rates for women undergoing IVF. We plan to first conduct a Phase 3 clinical trial in Europe, where we believe more IVF treatments are conducted. The European Phase 3 clinical trial is designed to test the effect of a single oral dose of 900 mg of OBE001 administered four hours before embryo transfer, compared to placebo. The primary endpoint will be the ongoing pregnancy rate at ten weeks after the OPU day. Secondary endpoints will include clinical pregnancy rates at six weeks after the ET day, live birth rates, maternal, newborn baby and infant follow-up. The design of this European Phase 3 clinical trial is shown in Figure 14 below.

Figure 14

We plan to initiate this European Phase 3 clinical trial in the first half of 2017, and expect to report data for the primary endpoint in the second quarter of 2018. If this trial is successful, we plan on holding an end-of-Phase 2 meeting with the FDA and to reactivate our IND before commencing any U.S. clinical trials.

Delay of Delivery 48 Hours 7 Days Placebo/Control 53 (45-61) [9] 39 (28-49) [8] Betamimetics 75 (65-85) [29] 65 (59-71) [26] Calcium-Channel Blocker 76 (57-95) [17] 62 (56-69) [10] Magnesium Sulfate 89 (85-93) [11] 61 (39-84) [5] Oxytocin Receptor Antagonists 86 (80-91) [8] 78 (68-88) [6] Prostaglandln Inhibitors 93 (90-95) [8] 76 (67-85) [3] Data presented as percentage of women experiencing delay () = 95% confidence interval [] = number of studies

OBE022: Our PGF2α Receptor Antagonist for the Treatment of Preterm Labor (GA 24-34 weeks)

We are developing OBE022 as a potential first-in-class, once daily, oral and selective PGF2α, receptor antagonist for the treatment of preterm labor in weeks 24 to 34 of pregnancy. PGF2α is a naturally occurring prostaglandin that acts to induce labor in pregnant women. Through specific antagonism of the PGF2α receptor, OBE022 is designed to control preterm labor by reducing inflammation, decreasing uterine contractions and preventing cervical changes and membrane ruptures. Based on its PK profile and efficacy observed in animal models, we believe OBE022 has the potential to become a first-in-class therapy to suppress premature labor and delay or avoid preterm birth while also being safe for the fetus. We are currently conducting a Phase 1 clinical trial to assess the safety, tolerability and PK profile of OBE022 in healthy post-menopausal female volunteers. Based on preliminary data, OBE022 was observed to have a favorable safety profile and to be well-tolerated up to 1,300 mg, which is above the estimated clinical effective dose, after single dose administration.

Background and Impact of Preterm Labor

Preterm labor, defined as the body commencing the birthing process prior to 37 weeks, is characterized by uterine contractions, cervical dilation and rupture of the fetal membranes that surround and protect the fetus during pregnancy. According to a study published in the Lancet in 2012, approximately 15 million babies were born preterm in 2010, accounting for 11.1% of all live births worldwide. In the 65 countries with reliable data for preterm birth, 62 countries had increasing rates of preterm birth over the period from 1990 to 2010. According to the National Center for Health Statistics, the United States’ preterm birth rate was 9.6% in 2014, which, according to the March of Dimes Foundation, ranks among the worst of high-resource countries. In 2007, the Institute of Medicine reported that the cost associated with premature birth in the United States was approximately $26.2 billion each year.

According to the World Health Organization, preterm birth is the leading worldwide cause of neonatal death, defined as death in the first 28 days of life. Preterm birth complications are also the leading cause of death in children under the age of five, having caused nearly one million deaths in 2013 worldwide. Infants who survive preterm birth may have lifelong health problems such as cerebral palsy, vision and hearing impairment and intellectual disabilities. Approximately one-third of children born prematurely need special school services, according to the March of Dimes Foundation.

Role of Prostaglandins in Preterm Labor

Prostaglandins play a major role in the normal function of the female reproductive system. There are various prostaglandins at work in the human body with different functions, such as prostaglandin E2, or PGE2, and PGF2α. PGE2 and PGF2α have opposing effects on the female reproductive system. PGE2 causes the widening of blood vessels. PGE2 is produced by the fetus and is important in fetal physiology and development, and therefore, blocking its action has the potential to produce unwanted fetal effects. By contrast, PGF2α is a constrictor of the myometrium and uterine blood vessels. PGF2α is present in the uterus and plays a major role in the initiation and process of childbirth. PGF2α modulates various functions leading to the progression of labor and is involved in all aspects of childbirth including ripening of the cervix, membrane rupture and induction of uterine contraction. PGF2α promotes the establishment of a pro-inflammatory intra-uterine environment by stimulation of pro-inflammatory cytokine and chemokine production in the myometrium, leading to the initiation of labor.

Limitations of Current Treatment Options

Various classes of pharmaceutical agents that decrease uterine contractions, also known as tocolytics, are used to delay preterm labor. These different classes act on the uterine muscle through various mechanisms of action but have limited efficacy, restrictive safety issues and are used off-label in the United States. These different classes include nifedipine, a calcium channel blocker, magnesium sulfate and glyceryl trinitrate, each of which have been observed to have limited efficacy. Beta-adrenergic agonists have been largely discontinued

because of severe maternal cardiovascular side effects. Atosiban, an oxytocin receptor antagonist, is approved in Europe and can delay preterm labor, but is administered through a bolus injection followed by an infusion and is not indicated for dosing beyond 48 hours.

Reviews of these different classes of tocolytic drugs concluded that prostaglandin synthesis inhibitors, also known as NSAIDs, provided the best efficacy for delaying labor at 48 hours and seven days. According to a study published in Obstetrics & Gynecology in 2009, prostaglandin antagonists were most effective at delaying delivery at 48 hours and seven days among the class of drugs available in the United States. Delaying delivery as long as possible up to full term is ideal, but delaying delivery by at least 48 hours is significant because a steroid can be administered to the mother to mature the baby’s lungs so the baby can potentially breathe on its own. The table below, which shows the results of that study, displays the percentage of patients that did not deliver a baby at various time points following treatment.

Figure 15: Weighted Percentages of Tocolytic Agents for Efficacy

Currently available prostaglandin inhibitors, such as the NSAID indomethacin, act by non-selective inhibition of prostaglandin-forming enzymes, thus blocking the generation and signaling of many prostaglandin sub-types, including both PGE2 and PGF2α. Because they potentially adversely affect fetal physiology through the inhibition of PGE2, NSAIDs are no longer recommended for pregnant women due to these unwanted side effects. According to a publication in 2015 in the American Journal of Obstetrics and Gynecology, the most concerning side effects associated with the non-selective prostaglandin inhibitors include severe conditions in newborn babies, such as renal function impairment, constriction of the blood vessel connecting the pulmonary artery to the aorta, bleeding into the fluid-filled areas of the brain, necrotizing enterocolitis, which is a serious condition that occurs when the intestinal tissue blood flow is damaged and begins to die, and periventricular leukomalacia, which is a form of brain injury that can lead to serious disabilities.

As a result of the limited efficacy and unfavorable safety profile of many current therapies used off-label to treat preterm labor, we believe there remains a significant unmet need for a selective prostaglandin inhibitor focused on the inhibition of only PGF2α to delay preterm labor and provide a safe treatment option for both mother and child.

Preclinical and Clinical Development

OBE022 was discovered and initially developed by Merck Serono as a selective inhibitor of PGF2α. We in-licensed OBE022 from Merck Serono in 2015. In preclinical studies, OBE022 was observed to reduce uterine contractions and to exert a synergistic effect in combination with nifedipine to delay delivery. In our current Phase 1 clinical trial, we are assessing the safety, tolerability and PK profile of OBE022 when administered in healthy post-menopausal female volunteers. Based on preliminary data, OBE022 was observed to have a favorable safety profile and to be well-tolerated up to 1,300 mg after single dose administration. If the results of the Phase 1 clinical trial are positive, following completion of a set of DDI studies, we intend to initiate, in the second half of 2017, a Phase 2a proof-of-concept clinical trial to assess the safety and efficacy of OBE022 to delay birth after oral administration in pregnant women who face preterm labor and potentially preterm delivery in weeks 24 to 34 of pregnancy.

Preclinical Development

In the preclinical pharmacology, PK and toxicology studies conducted by Merck Serono, OBE022 was observed to be a highly selective, competitive and reversible PGF2α receptor antagonist with over 100 times the affinity for it compared to other prostaglandin receptor subtypes. OBE022 has been observed to have tocolytic effects in vitro and in vivo by markedly reducing spontaneous uterine contractions in a preterm labor animal model.

Preclinical studies have also been conducted to support oral administration of OBE022 in humans. Overall, the toxicological profile of OBE022 observed in repeated-dose toxicity studies in rats and dogs appeared to be benign. We also conducted safety studies to evaluate OBE022 compared to NSAIDs in pregnant rats prior to delivery. In these studies, we observed that the NSAID indomethacin induced constriction of the blood vessel connecting the pulmonary artery to the aorta and impaired the renal function in the newborn rats, while OBE022 did not. Based on the results of these preclinical studies, we believe that OBE022 has the potential to be an effective, safer tocolytic agent for the treatment of preterm labor.

Clinical Development Plan

In our current Phase 1 clinical trial, we are assessing the safety, tolerability and PK profile of OBE022 when administered in approximately 70 healthy post-menopausal female volunteers as single and multiple ascending doses at one site in the United Kingdom. As PGF2α is also involved in uterine contractions and the related pain that can occur during normal menstruation in non-pregnant women, we are assessing the ability of OBE022 to reduce the intra-uterine pressure and the pelvic pain scores in healthy female volunteers of child bearing age during menstruation. Based on preliminary data from the single doses administered in the Phase 1 clinical trial, which is ongoing, OBE022 was observed to be readily absorbed and converted into the active stable metabolite OBE002. Exposure to OBE002 increased with dose of OBE022 and reached clinically meaningful exposure levels within an hour after administration which is an important feature for orally administered preterm labor treatments. To date, median OBE022 half-lives have been observed to be between 8 and 15 hours, which we believe is an adequate half-life for OBE002 to have once daily or twice daily dosing. Preliminary plasma concentration-time data is presented in Figure 16 below. To date, single and multiple administrations of OBE022 were well tolerated at all doses. There have been no serious adverse events and no clinically relevant changes in safety parameters.

Figure 16:

We will also be initiating DDI studies in healthy female patients to generate safety, tolerability and PK data associated with OBE022 when co-administered with other medications typically used in patients with preterm labor. We anticipate receiving data from these studies in the second quarter of 2017.

If the results of our Phase 1 clinical trials are favorable, we intend to initiate in the second half of 2017 a Phase 2a proof-of-concept clinical trial to assess the safety and efficacy of OBE022 to delay birth after oral administration in pregnant women who face preterm labor and potentially preterm delivery. The targeted patient population will include women who are at least 24 and less than 34 weeks pregnant, with intact membranes, presenting with spontaneous preterm labor and no contraindications to a prolongation of pregnancy. Giving birth between 34 weeks and 37 weeks is generally not viewed as high risk to the baby and therefore using pharmaceutical agents to delay child birth is controversial during this period.

Commercialization

We have not yet established a sales, marketing or product distribution infrastructure. In order to commercialize any of our product candidates if approved for commercial sale, we must either establish a sales and marketing organization with technical expertise and supporting distribution capabilities or collaborate with third-parties that have sales and marketing experience. As we move our product candidates through development toward regulatory approval we will evaluate several options for each product candidate’s commercialization strategy. These options include building our own internal sales force, entering into a joint marketing partnership with another pharmaceutical or biotechnology company, or out-licensing the product to another pharmaceutical or biotechnology company.

Manufacturing

We rely on contract manufacturing organizations, or CMOs, to produce our product candidates in accordance with the FDA’s current Good Manufacturing Practices, or cGMP, regulations for use in our clinical trials. The manufacture of pharmaceuticals is subject to extensive cGMP regulations, which impose various procedural and documentation requirements and govern all areas of record keeping, production processes and controls, personnel and quality control. Replacement of any of our CMOs would require us to qualify new manufacturers and negotiate and execute contractual agreements with them. If any of our supply or service agreements with our CMOs are terminated, we will experience delays and additional expenses in the completion of the development of and obtaining regulatory approval for OBE2109, OBE001 and OBE022.

To meet our projected needs for clinical supplies to support our activities through regulatory approval and commercial manufacturing, the CMOs with whom we currently work will need to increase scale of production or we will need to secure alternate suppliers. Pursuant to the Kissei license and supply agreement, we have agreed to exclusively purchase the active pharmaceutical ingredient for OBE2109 from Kissei. A CMO that Kissei is using to supply the active pharmaceutical ingredient for OBE2019 received a warning letter from the FDA in November 2016 citing deviations from cGMP requirements with respect to its drug manufacturing facility. For OBE001 and OBE022, we obtain supply on a purchase order basis from a single source. However, we believe that there are multiple potential sources for our contract manufacturing for OBE001 and OBE022. Neither we nor Kissei has engaged alternate suppliers in the event that our current CMOs for OBE001 and OBE022, or Kissei’s CMOs for OBE2109, are unable to scale production or suffer disruption to their supply. In the event of a disruption to Kissei or to a CMO Kissei elects to utilize for OBE2019, we will have no other means of producing OBE2109 until Kissei restores the affected facilities, selects an alternate CMO or we or it procures alternative manufacturing facilities. Kissei is working with the CMO to completely correct all deviations cited in the warning letter. If we are unable to obtain sufficient quantities of our products candidates or receive raw materials in a timely manner, we could be required to delay our ongoing clinical trials and seek alternative manufacturers, which would be costly and time-consuming.

The CMOs with whom we currently work will also need to ensure and maintain quality (specifications, shelf-life, expiry, in-process-control) throughout the production process of our clinical and commercial supplies. If we are unable to ensure and maintain quality of our products candidates, we could be required to delay our ongoing clinical trials which would be costly and time-consuming.

To mitigate the risks above, our relationships with CMOs are managed by internal personnel with extensive experience in NCE pharmaceutical development and chemistry, manufacturing and controls, or CMC.

Competition

Biopharmaceutical product development is highly competitive and subject to rapid and significant technological advancements. Our success is highly dependent upon our ability to in-license, acquire, develop and obtain regulatory approval for new and innovative products on a cost-effective basis and to market them successfully. In doing so, we face and will continue to face intense competition from a variety of businesses, including large, fully integrated, well-established pharmaceutical companies who already possess a large share of the market, specialty pharmaceutical and biopharmaceutical companies, academic institutions, government agencies and other private and public research institutions in the European Union, United States and other jurisdictions.

With respect to OBE2109, there are no GnRH antagonists currently approved for the treatment of pain associated with endometriosis or heavy menstrual bleeding associated with uterine fibroids. However, we are aware that AbbVie Inc., Myovant Sciences, Inc. and Astellas Pharma Inc. are developing GnRH antagonist product candidates for treatment of symptoms associated with endometriosis or uterine fibroids. We also anticipate competing with GnRH agonists, including Lupron (leuprolide acetate), marketed by AbbVie Inc. and Takeda Pharmaceuticals, Visanne, which is approved for the treatment of endometriosis outside the United States and marketed by Bayer, ulipristal acetate, which is approved for the treatment of moderate-to-severe symptoms of uterine fibroids outside the United States and marketed by Gedeon Richter in Europe and other regions, and by Actavis (Allergan) in Canada. Actavis (Allergan) has stated that it expects to submit an NDA for ulipristal acetate with the FDA in 2017. In addition, oral contraceptives and NSAIDs are routinely used as a first-line therapy for treatment of symptoms associated with endometriosis and uterine fibroids and have a meaningful success rate at mitigating the symptoms associated with these conditions.

With respect to OBE001, there are no oxytocin receptor antagonists approved for use in connection with IVF. However, we are aware that Ferring Pharmaceuticals Inc. has been developing barusiban, an oxytocin receptor antagonist, to be administered subcutaneously, for use in connection with IVF. Ferring Pharmaceuticals’ atosiban, an oxytocin receptor antagonist, has been used in investigator initiated trials in connection with IVF outside the United States.

With respect to OBE022, we anticipate competing with atosiban, which has been approved to delay preterm birth outside of the United States, as well as currently available prostaglandin inhibitors, such as NSAIDs. We are also aware that GlaxoSmithKline is developing retosiban, an oxytocin receptor antagonist, to delay preterm birth.

We may also compete with other companies acquiring and developing or marketing drug therapies or products for women’s reproductive health diseases.

Many of the companies against which we are competing or against which we may compete in the future have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved drugs than we do. Mergers and acquisitions in the biopharmaceutical industry could result in even more resources being concentrated among a small number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than OBE2109, OBE001 or OBE022 or any other product candidate that we may develop. Our competitors also may obtain FDA or other regulatory approval for their product candidates more rapidly than we may obtain approval for our product candidates, which could result in our competitors establishing a strong market position before we are able to enter the market. Any new product that competes with an approved product must demonstrate compelling advantages in efficacy, convenience, tolerability and safety in order to overcome price competition and to be commercially successful.

In addition, established biopharmaceutical companies may invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make OBE2109, OBE001, OBE022 or any of our future product candidates less competitive.

Intellectual Property

We have filed numerous patent applications and have licensed numerous issued patents and patent applications pertaining to our product candidates and methods of manufacture and clinical use. We strive to protect and enhance the proprietary technology, inventions, and improvements that are commercially important to the development of our business by seeking, maintaining and defending our intellectual property, whether developed internally or licensed from third parties. For additional information regarding the license agreements to which we are a party, see the sections entitled “2013 License Agreement with Merck Serono,” “2015 License Agreement with Merck Serono” and “License and Supply Agreement with Kissei.” We also rely on trade secrets, know-how, continuing technological innovation and potential in-licensing opportunities to develop, strengthen and maintain our proprietary position in the field of reproductive healthcare. Additionally, we intend to rely on regulatory protection afforded through data exclusivity and market exclusivity, as well as patent term extensions, where available.

As of December 31, 2016, our patent portfolio as it pertains to certain of our product candidates included:

•	six U.S. patent applications, projected to expire between 2034 and 2037, as well as corresponding patent applications internationally, directed to OBE001 compositions of matter and uses of OBE001 in artificial reproductive technology and for the treatment of preterm labor;

•	three U.S. patent applications, projected to expire in 2037, directed to OBE022 compositions of matter and uses of OBE022 for the treatment of preterm labor; and

•	three U.S. patent applications, projected to expire in 2037, directed to uses of OBE2109 for the treatment of sex hormone-dependent diseases.

As of December 31, 2016, our in-licensed patent portfolio as it pertains to certain of our product candidates included:

•	one U.S. patent, projected to expire in 2023, as well as corresponding patents and patent applications internationally, directed to OBE001 as a composition of matter and uses of OBE001 for the treatment of preterm labor;

•	two U.S. patents, projected to expire between 2024 and 2036, as well as corresponding patents and patent applications internationally, and one U.S. patent application, projected to expire in 2036, directed to OBE022 compositions of matter and uses of OBE022 for the treatment of preterm labor; and

•	two U.S. patents, projected to expire between 2030 and 2032, as well as corresponding patents and patent applications internationally outside of specified Asian countries, as well as one U.S. patent application, projected to expire in 2031, directed to OBE2109 compositions of matter and uses of OBE2109 for the treatment of sex hormone-dependent diseases.

The terms of individual patents may vary based on the countries in which they are obtained. Generally, patents issued for applications filed in the United States are effective for 20 years from the earliest effective non-provisional filing date in the absence, for example, of a terminal disclaimer shortening the term of the patent or patent term adjustment increasing the term of the patent. In addition, in certain instances, a patent term can be extended to recapture a portion of the term effectively lost as a result of FDA regulatory review periods. The restoration period cannot be longer than five years and the total patent term, including the restoration period, must not exceed 14 years following FDA approval. The duration of patents outside of the United States varies in accordance with provisions of applicable local law, but typically is also 20 years from the earliest effective non-provisional filing date.

In addition to patents and patent applications that we own and license, we rely on trade secrets and know-how to develop and maintain our competitive position. However, trade secrets can be difficult to protect. We seek to protect our proprietary technology and processes, and obtain and maintain ownership of certain technologies, in part, through confidentiality agreements and invention assignment agreements with our employees, consultants, scientific advisors, contractors, and commercial partners.

Our future commercial success depends, in part, on our ability to obtain and maintain patent and other proprietary protection for commercially important technology, inventions and know-how related to our business; defend and enforce our patents; preserve the confidentiality of our trade secrets; and operate without infringing valid enforceable patents and proprietary rights of third parties. Our ability to stop third parties from making, using, selling, offering to sell, or importing our products may depend on the extent to which we have rights under valid and enforceable patents or trade secrets that cover these activities. With respect to our owned and licensed intellectual property, we cannot be sure that patents will issue from any of the pending patent applications to which we own or license rights or from any patent applications that we or our licensors may file in the future, nor can we be sure that any of our licensed patents or any patents that may be issued in the future to us or to our licensors will be commercially useful in protecting our product candidates and methods of using or manufacturing the same. Moreover, we may be unable to obtain patent protection for certain aspects of our product candidates generally, as well as with respect to certain indications. See the section entitled “Risk Factors—Risks Related to Our Intellectual Property” for a more comprehensive description of risks related to our intellectual property.

2013 License Agreement with Merck Serono

In August 2013, we entered into a license agreement, or the 2013 license agreement, with Merck Serono, pursuant to which we received a worldwide exclusive license to develop, manufacture and commercialize compounds covered by the licensed patent rights, including OBE001, which we are developing for the treatment of conditions associated with ART. In consideration for the license, we issued 914,069 Series A preferred shares to Merck Serono at the time of our Series A financing, which had a fair-value of $4.9 million. With respect to any products we commercialize under the 2013 license agreement, we have agreed to pay Merck Serono quarterly royalties based on our annual net sales of each product at a high-single-digit percentage of annual net sales, subject to specified reductions, until the later of the date that all of the patent rights for that product have expired, as determined on a country-by-country and product-by-product basis, or ten years from the first commercial sale of such product on a country-by-country and product-by-product basis.

We are solely responsible for the development and commercialization of the product candidates licensed under the 2013 license agreement. Merck Serono has the first right to maintain, prosecute, and even enforce the licensed patent rights. The 2013 license agreement expires on the date of expiration of all royalty obligations, at which time our license becomes fully paid-up, irrevocable, and perpetual. Either party may terminate the 2013 license agreement earlier for an uncured material breach, subject to notice requirements and specified exceptions. Merck may terminate the 2013 license agreement if we or any of our affiliates or sublicensees challenge the licensed patent rights or in the event of our bankruptcy if we do not obtain a sublicensee within two years thereafter. We may also terminate the 2013 license agreement without cause at any time upon advance written notice to Merck Serono. Upon any termination, all license granted to us under the 2013 license agreement terminate.

2015 License Agreement with Merck Serono

In June 2015, we entered into a second license agreement with Merck Serono, or the 2015 license agreement, which we amended in July 2016, pursuant to which we received a worldwide exclusive license to develop, manufacture and commercialize compounds covered by the licensed patent rights, including OBE022, which we are developing for the treatment of preterm labor in weeks 24 to 34 of pregnancy. In consideration for the license, we agreed to issue 325,000 Series A preferred shares to Merck Serono upon the initiation of a Phase 1 clinical trial for a licensed product. With respect to any products we commercialize under the 2015 license agreement, we have agreed to pay Merck Serono quarterly royalties based on our annual net sales of each product at a mid-single-digit percentage of annual net sales, subject to specified reductions, until the later of the date that all of the patent rights for that product have expired, as determined on a country-by-country and product-by-product basis or ten years from the first commercial sale of such product on a country-by-country and product-by-product basis.

We are solely responsible for the development and commercialization of the product candidates licensed under the 2015 license agreement. Merck Serono has the first right to maintain, prosecute, and even enforce the licensed patent rights. The 2015 license agreement expires on the date of expiration of all royalty obligations, at which time our license becomes fully paid-up, irrevocable and perpetual. Either party may terminate the 2015 license agreement earlier for an uncured material breach, subject to notice requirements and specified exceptions. Merck may terminate the 2015 license agreement if we or any of our affiliates or sublicensees challenge the licensed patent rights or in the event of our bankruptcy if we do not obtain a sublicensee within two years thereafter. We may also terminate the agreement without cause at any time upon advance written notice to Merck Serono. Upon any termination, all license granted to us under the 2015 license agreement terminate.

License and Supply Agreement with Kissei

In November 2015, we entered into a license and supply agreement, or the Kissei license and supply agreement, with Kissei. Pursuant to the Kissei license and supply agreement we received an exclusive license to develop, manufacture and commercialize products, or the Product, containing the compounds which is a specified GnRH antagonist and covered by certain licensed patent rights, or the Compound, throughout the world except for specified Asian countries and we arranged to exclusively acquire from Kissei the material necessary to produce OBE2109. Under the Kissei license and supply agreement, we are developing OBE2109 for the treatment of heavy menstrual bleeding associated with uterine fibroids and pain associated with endometriosis. The agreement also establishes a joint development committee, and upon the filing of regulatory approval, a joint marketing committee, each of which shall be composed of an equal number of representatives for each party, which will exchange information and monitor progress in the development and marketing of the Product, respectively. We must use commercially reasonable efforts to develop, manufacture and commercialize the Compound and the Product. We and Kissei will share development data and regulatory filings from our respective territories with one another. Further, we granted Kissei an exclusive license under any of our know-how and patents related to inventions or improvements resulting from our activities under the Kissei license and supply agreement, for Kissei to use in exploiting the Compound and the Product in their retained territory.

In consideration for the license, we made an initial $10.0 million upfront payment. In addition, we have agreed to make aggregate milestone payments of up to $63.0 million upon the achievement of specified developmental milestones, such as the initiation of clinical trials and receipt of regulatory approvals. With respect to any Product we commercialize under the Kissei license and supply agreement, we have agreed to make additional aggregate milestone payments of up to $125.0 million to Kissei upon the achievement of specified commercial milestones.

Pursuant to the Kissei license and supply agreement, we have agreed to exclusively purchase the active pharmaceutical ingredient for OBE2109 from Kissei. During the development stage, we are obligated to pay Kissei a specified supply price. Following the first commercial sale of licensed product, we are obligated to pay Kissei a royalty payment in the low twenty percent range as a percentage of net sales, which includes payment for Kissei’s supply of the active pharmaceutical ingredient until the latest of the date that the valid claim of a patent for the Product has expired, the expiration of our regulatory exclusivity period or 15 years from the first commercial sale of such product on a country-by-country and product-by-product basis. During the term, we are restricted from developing, marketing and selling GnRH agonists and GnRH antagonists other than the Compound to the extent allowed by applicable laws.

We are solely responsible, at our expense, for the development and commercialization of the Product candidates licensed under the Kissei license and supply agreement in the licensed territory. Kissei has the responsibility to maintain and prosecute the licensed patent rights in the licensed territory and we have the right to enforce any of them in the event that Kissei abandons it. The Kissei license and supply agreement terminates on the date of expiration of all royalty obligations, unless we elect to continue to purchase the Compound from Kissei after the expiration of all royalty obligations. Either party may terminate the Kissei license and supply agreement earlier for an uncured breach, subject to notice requirements and specified exceptions, including that Kissei has the option to convert the exclusive licenses granted to us to non-exclusive if we breach the agreement and fail to cure within a specified time period. We may also terminate the agreement for scientific, commercial, strategic or intellectual property reasons at any time upon advance written notice to Kissei. Kissei may also terminate the agreement if we do not fulfill certain development-related obligations for a specified period of time, or if, in connection with a change of control by us, we do not fulfill certain diligence obligations for a specified period of time. Further, under the terms of the Kissei license and supply agreement, Kissei is obligated to have a backup supplier based on the pharmaceutical industry standard. We may only gain the right to obtain a second source of the supply of OBE2109 upon Kissei failing to deliver a substantial percentage of the requested supply, delivering the supply late or delivering the supply of OBE2019 in nonconforming manner; provided that Kissei has a specified period of time to cure any of these defects. Further, we and Kissei are each obligated to maintain a specified percentage of supply in excess of the estimate for yearly requirements that we submit to Kissei.

Government Regulation

FDA Drug Approval Process

In the United States, pharmaceutical products are subject to extensive regulation by the FDA. The Federal Food, Drug, and Cosmetic Act, or FDCA, and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling and import and export of pharmaceutical products. To obtain regulatory approvals in the United States and in foreign countries, and subsequently comply with applicable statutes and regulations, we will need to spend substantial time and financial resources.

Approval Process

The FDA must approve any new drug or a drug with certain changes to a previously approved drug before a company can market it in the United States. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending applications, warning or untitled letters, clinical holds, withdrawal of an approval, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement, civil penalties or criminal prosecution.

The steps required before a drug may be marketed in the United States generally include the following:

•	completion of extensive preclinical laboratory tests, animal studies and CMC studies, all performed in accordance with the FDA’s Good Laboratory Practice, or GLP, regulations;

•	submission to the FDA of an IND application for human clinical testing, which must become effective before human clinical trials may begin. The sponsor must update the IND annually;

•	approval of the study by an institutional review board, or IRB, or ethics committee at each site before the study begins;

•	performance of adequate and well-controlled human clinical trials in accordance with good clinical practice, or GCP, requirements to establish the safety and efficacy of the drug for each proposed indication to the FDA’s satisfaction;

•	submission to the FDA of a new drug application, or NDA, after completion of all clinical trials;

•	potential review of the drug application by an FDA advisory committee, if applicable;

•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the products is produced to assess compliance with cGMP regulations and to assure that the facilities, methods and controls are adequate to preserve the drug’s identity; and

•	FDA review and approval of the NDA prior to any commercial marketing or sale of the drug in the United States.

Satisfaction of FDA pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity and novelty of the product or disease.

Preclinical tests include laboratory evaluation of product chemistry, formulation and toxicity, as well as animal trials to assess the characteristics and potential safety and efficacy of the product. The conduct of the preclinical tests must comply with federal regulations and requirements, including GLP. The company submits the results of the preclinical testing, together with manufacturing information, analytical data and any available clinical data or literature to the FDA as part of an IND along with other information, including information about product CMC and a proposed clinical trial protocol. Long term preclinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after submitting the initial IND.

The FDA requires a 30-day waiting period after the submission of each IND before the company can begin clinical testing in humans. The FDA may, within the 30-day time period, raise concerns or questions relating to one or more proposed clinical trials and place the study on a clinical hold. In such a case, the company and the FDA must resolve any outstanding concerns before the company may begin the clinical trial. Accordingly, the submission of an IND may or may not be sufficient to permit the sponsor to start a clinical trial. If, following the 30-day period, the FDA does not raise any concerns regarding the IND submission, the company may begin clinical testing under the IND. The company must also make a separate submission to an existing IND for each successive clinical trial conducted during drug development.

Clinical Trials

Clinical trials involve administering the investigational new drug to healthy volunteers or patient trials under the supervision of a qualified investigator. The company must conduct clinical trials:

•	in compliance with federal regulations;

•	in compliance with GCP, an international standard meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, administrators, and monitors; as well as

•	under protocols detailing the objectives of the trial, the safety monitoring parameters, and the effectiveness criteria to be evaluated.

The FDA may order the temporary, or permanent, discontinuation of a clinical trial at any time, or impose other sanctions, if it believes that the sponsor is not conducting the clinical trial in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. The sponsor must also submit the study protocol, any amendments to protocols and informed consent information for patients in clinical trials to an IRB for approval at each site at which the clinical trial will be conducted. An IRB may halt the clinical trial, either temporarily or permanently, for failure to comply with the IRB’s requirements, or may impose other conditions. Information about certain clinical trials and their results must be also submitted within specific timeframes to the National Institutes of Health, or NIH, for public dissemination on their www.clinicaltrials.gov website.

Companies generally divide the clinical investigation of a drug into three or four phases. While companies usually conduct these phases sequentially, they are sometimes overlapped or combined.

•	Phase 1. These trials typically evaluate the safety, dosage tolerance, metabolism and pharmacologic actions of the investigational new drug in humans, the side effects associated with increasing doses, and if possible, gain early evidence on effectiveness. Other Phase 1 or clinical pharmacology studies generally evaluate the drug for potential DDI, cardiovascular safety and special population interactions. These studies, if needed, are to be conducted prior to NDA submission but may be conducted in parallel to Phase 2 and Phase 3.

•	Phase 2. The drug is administered to a limited patient population to evaluate dosage tolerance and optimal dosage, identify possible adverse side effects and safety risks, and preliminarily evaluate efficacy. Phase 2 trials may be denoted as Phase 2a, wherein initial dose-response relationship is explored, and Phase 2b, wherein dose ranging and proof of concept is targeted.

•	Phase 3. The drug is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate dosage, clinical effectiveness and safety, to establish the overall benefit-risk relationship of the investigational drug, and to provide an adequate basis for labeling and product approval.

•	Phase 4. In some cases, the FDA may condition approval of an NDA for a drug on the company’s agreement to conduct additional clinical trials after approval. In other cases, a sponsor may voluntarily conduct additional clinical trials after approval to gain more information about the drug. Companies typically refer to such post-approval trials as Phase 4 clinical trials.

The FDA, the IRB, or the clinical trial sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. Additionally, an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee, may oversee some clinical trials. This group provides authorization for whether or not a trial may move forward at designated check points based on access to certain data from the trial. We may also suspend or terminate a clinical trial based on evolving business objectives and the competitive climate.

Submission of an NDA

After we complete the required preclinical, CMC and clinical testing, we can prepare and submit an NDA to the FDA, who must approve the NDA before we can start marketing the drug in the United States. An NDA must include all relevant data available from pertinent preclinical studies and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the drug’s chemistry, manufacturing, controls, and proposed labeling, among other things. Data can come from company-sponsored clinical trials on a drug, or from a number of alternative sources, including studies initiated by investigators. To support marketing authorization, the data we submit must be sufficient in quality and quantity to establish the safety and effectiveness of the investigational drug to the FDA’s satisfaction.

The cost of preparing and submitting an NDA is substantial. The submission of most NDAs is additionally subject to a substantial application user fee, and the manufacturer or sponsor under an approved NDA are also subject to annual drug and establishment user fees. The FDA typically increases these fees annually.

The FDA has 60 days from its receipt of an NDA to determine whether it will accept the application for filing based on the agency’s threshold determination that the application is sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA reviews an NDA to determine, among other things, whether the drug is safe and effective and whether the facility in which it is manufactured, processed, packaged or held meets standards designed to assure the product’s continued safety, quality and purity. Once the FDA accepts the filing, the FDA begins an in-depth review. The FDA has agreed to certain performance goals in the review of NDAs. Under the Prescription Drug User Fee Act, the FDA has a goal of responding to standard review NDAs within ten months after the 60-day filing review period, but this timeframe is often extended. The FDA reviews most applications for standard review drugs within ten to 12 months and most applications for priority review drugs within six to eight months. Priority review can be applied to drugs that the FDA determines offer major advances in treatment, or provide a treatment where no adequate therapy exists.

In addition, under the Pediatric Research Equity Act of 2003, as amended and reauthorized, certain NDAs or supplements to an NDA must contain data that are adequate to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements.

The FDA may also refer applications for novel drug products, or drug products that present difficult questions of safety or efficacy, to an advisory committee. This is typically a panel that includes clinicians and other experts that will review, evaluate, and recommend whether the FDA should approve the application. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP, and will inspect the facility or the facilities at which the drug is manufactured. The FDA will not approve the product unless compliance with cGMP is satisfactory and the NDA contains data that provide evidence that the drug is safe and effective in the indication studied.

The FDA’s Decision on an NDA

After the FDA evaluates the NDA and all related information, including the advisory committee recommendation, if any, and inspection reports regarding the manufacturing facilities and clinical trial sites, it issues either an approval letter or a complete response letter. A complete response letter indicates that the FDA has completed its review of the application, and the agency has determined that it will not approve the application in its present form. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional clinical data or other significant, expensive, and time-consuming requirements related to clinical trials, preclinical studies or manufacturing. The FDA has committed to reviewing resubmissions of the NDA addressing such deficiencies in two or six months, depending on the type of information included. Even with the submission of this additional information, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. The government may establish additional requirements, including those resulting from new legislation, or the FDA’s policies may change, which could delay or prevent regulatory approval of our drugs under development.

An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. As a condition of NDA approval, the FDA may require a risk evaluation and mitigation strategy, or REMS, to help ensure that the benefits of the drug outweigh the potential risks. REMS can include medication guides, communication plans for healthcare professionals, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The requirement for REMS can materially affect the potential market and profitability of the drug. Moreover, the FDA may condition approval on substantial post-approval testing and surveillance to monitor the drug’s safety or efficacy.

Changes to some of the conditions established in an approved application, including changes in indications, labeling, or manufacturing processes or facilities, require submission and FDA approval of a new NDA or NDA supplement before we can implement the change. An NDA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing NDA supplements as it does in reviewing new NDAs. As with new NDAs, the FDA often significantly extends the review process with requests for additional information or clarification.

Post-approval Requirements

The FDA regulates products that are manufactured or distributed pursuant to FDA approvals and has specific requirements pertaining to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, the FDA must provide review and approval for most changes to the approved product, such as adding new indications or other labeling claims. There also are continuing, annual user fee requirements for any marketed products and the establishments who manufacture our products, as well as new application fees for supplemental applications with clinical data.

In some cases, the FDA may condition approval of an NDA for a product on the sponsor’s agreement to conduct additional clinical trials after approval. In other cases, a sponsor may voluntarily conduct additional clinical trials after approval to gain more information about the product. Such post-approval trials are typically referred to as Phase 4 clinical trials.

In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and state agencies for compliance with cGMP requirements. There are strict regulations regarding changes to the manufacturing process, and, depending on the significance of the change, it may require prior FDA approval before we can implement it. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon us and any third-party manufacturers that we may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

The FDA may withdraw approval if a company does not comply with regulatory requirements and maintain standards or if problems occur after the product reaches the market. If a company or the FDA discovers previously unknown problems with a product, including adverse events of unanticipated severity or frequency, issues with manufacturing processes, or the company’s failure to comply with regulatory requirements, the FDA may revise the approved labeling to add new safety information; impose post-marketing trials or other clinical trials to assess new safety risks; or impose distribution or other restrictions under a REMS program. Other potential consequences may include:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	fines, warning letters or holds on post-approval clinical trials;

•	the FDA refusing to approve pending NDAs or supplements to approved NDAs, or suspending or revoking of product license approvals;

•	product seizure or detention, or refusal to permit the import or export of products; or

•	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising, and promotion of products that are placed on the market. Products may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. We could be subject to significant liability if we violated these laws and regulations.

Healthcare Reform

In the United States, the European Union and foreign jurisdictions, the legislative landscape continues to evolve. There have been a number of legislative and regulatory changes to the healthcare system that could affect our future results of operations. In particular, there have been and continue to be a number of initiatives at the United States federal and state levels that seek to reduce healthcare costs. In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the ACA, was enacted, which includes measures that have significantly changed health care financing by both governmental and private insurers. The provisions of the ACA of importance to the pharmaceutical and biotechnology industry are, among others, the following:

•	an annual, nondeductible fee on any entity that manufactures or imports certain branded prescription drugs agents and biologic agents, which is apportioned among these entities according to their market share in certain government healthcare programs;

•	an increase in the rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13% of the average manufacturer price for branded and generic drugs, respectively;

•	a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts to negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

•	extension of manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations, unless the drug is subject to discounts under the 340B drug discount program;

•	a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;

•	expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing manufacturers’ Medicaid rebate liability;

•	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;

•	new requirements under the federal Physician Payments Sunshine Act for drug manufacturers to report information related to payments and other transfers of value made to physicians and teaching hospitals as well as ownership or investment interests held by physicians and their immediate family members;

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;

•	creation of the Independent Payment Advisory Board, which has authority to recommend certain changes to the Medicare program that could result in reduced payments for prescription drugs and those recommendations could have the effect of law unless overruled by a supermajority vote of Congress; and

•	establishment of a Center for Medicare and Medicaid Innovation at the Centers for Medicare & Medicaid Services, or CMS, to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.

There have been judicial and Congressional challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. At this time, the full effect that the ACA would have on our business remains unclear.

In addition, other federal health reform measures have been proposed and adopted in the United States since the ACA was enacted. For example, as a result of the Budget Control Act of 2011, providers are subject to Medicare payment reductions of 2% per fiscal year through 2025 unless additional Congressional action is taken. Further, the American Taxpayer Relief Act of 2012 reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments from providers from three to five years. More recently, there has been heightened governmental scrutiny recently over the manner in which manufacturers set prices for their marketed products, which have resulted in several recent Congressional inquiries and proposed bills designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products.

Individual states in the United States have also become increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This measure could reduce the ultimate demand for our products or put pressure on our product pricing.

Coverage, Reimbursement and Pricing

Significant uncertainty exists as to the coverage and reimbursement status of any products for which we may obtain regulatory approval. In the United States and markets in other countries, sales of any products for which we receive regulatory approval for commercial sale will depend, in part, on the availability of coverage and the adequacy of reimbursement from third-party payors. Third-party payors include government authorities, managed care organizations, private health insurers and other organizations. The process for determining whether a third-party payor will provide coverage for a product may be separate from the process for setting the reimbursement rate that the payor will pay for the product. Third-party payors may limit coverage to specific products on an approved list, or formulary, which might not include all of the FDA-approved products for a particular indication. Moreover, a third-party payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. For example, the payor’s reimbursement payment rate may not be adequate or may require co-payments that patients find unacceptably high. Additionally, coverage and reimbursement for products can differ significantly from payor to payor. The Medicare and Medicaid programs increasingly are used as models for how private payors and other governmental payors develop their coverage and reimbursement policies for drugs and biologics. However, one third-party payor’s decision to cover a particular product does not ensure that other payors will also provide coverage for the product, or will provide coverage at an adequate reimbursement rate. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development. Further, some third-party payors may require pre-approval of coverage for new or innovative devices or drug therapies before they provide reimbursement for use of such therapies.

Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of products and services, in addition to their safety and efficacy. To obtain coverage and reimbursement for any product that might be approved for sale, we may need to conduct expensive pharmacoeconomic studies to demonstrate the medical necessity and cost-effectiveness of our product. These studies will be in addition to the studies required to obtain regulatory approvals. If third-party payors do not consider a product to be cost-effective compared to other available therapies, they may not cover the product after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow a company to sell its products at a profit. Thus, obtaining and maintaining reimbursement status is time-consuming and costly.

The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost containment programs to limit the growth of government-paid health care costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription products. By way of example, the ACA contains provisions that may reduce the profitability of products, including, for example, increased rebates for products sold to Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal health care programs. CMS may develop new payment and delivery models, such as bundled payment models. For example, the U.S. Department of Health and Human Services, or HHS, set a goal of moving 30% of Medicare payments to alternative payment models tied to the quality or value of services by 2016 and 50% of Medicare payments into these alternative payment models by the end of 2018. Adoption of government controls and measures, and tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for our products.

In the European Community, governments influence the price of products through their pricing and reimbursement rules and control of national health care systems that fund a large part of the cost of those products to consumers. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed to by the government. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost effectiveness of a particular product candidate to currently available therapies. Other member states allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure on health care costs in general, particularly prescription products, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross border imports from low-priced markets exert a commercial pressure on pricing within a country.

The marketability of any products for which we receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. In addition, the focus on cost containment measures in the United States and other countries has increased and we expect will continue to increase the pressure on pharmaceutical pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if we attain favorable coverage and reimbursement status for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Sales and Marketing

Numerous regulatory authorities in addition to the FDA, including, in the United States, the Centers for Medicare & Medicaid Services, other divisions of the HHS, the U.S. Department of Justice, and similar foreign, state, and local government authorities, regulate sales, promotion and other activities following product approval. As described above, the FDA regulates all advertising and promotion activities for products under its jurisdiction both prior to and after approval. Only those claims relating to safety and efficacy that the FDA has approved may be used in labeling. Physicians may prescribe legally available products for uses that are not described in the product’s labeling and that differ from those we tested and the FDA approved. Such off-label uses are common across medical specialties, and often reflect a physician’s belief that the off-label use is the best treatment for the patients. The FDA does not regulate the behavior of physicians in their choice of treatments, but FDA regulations do impose stringent restrictions on manufacturers’ communications regarding off-label uses. If we do not comply with applicable FDA requirements we may face adverse publicity, enforcement action by the FDA, corrective advertising, consent decrees and the full range of civil and criminal penalties available to the FDA. Promotion of off-label uses of products can also implicate the false claims laws described below.

In the United States, clinical research, sales, marketing and scientific/educational programs must also comply with various federal and state laws pertaining to healthcare “fraud and abuse,” including anti-kickback laws and false claims laws. Anti-kickback laws including, without limitation, the federal Anti-Kickback Statute that applies to items and services reimbursable under governmental healthcare programs such as Medicare and

Medicaid, make it illegal for a prescription drug manufacturer to solicit, offer, receive, or pay any remuneration in exchange for, or to induce, the referral of business, including the purchase or prescription of a particular product. Due to the breadth of the statutory provisions, limited statutory exceptions and regulatory safe harbors, and the scarcity of guidance in the form of regulations, agency advisory opinions, sub-regulatory guidance and judicial decisions addressing industry practices, it is possible that our practices might be challenged under anti-kickback or similar laws. Moreover, recent healthcare reform legislation has strengthened these laws. For example, the ACA, among other things, amends the intent requirement of the federal Anti-Kickback Statute and criminal healthcare fraud statutes to clarify that a person or entity does not need to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation. In addition, the ACA clarifies that the government may assert that a claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act. In addition, private individuals can bring similar actions under the federal civil False Claims Act. False claims laws, including, without limitation, the federal civil False Claims Act, prohibit anyone from knowingly and willingly presenting, or causing to be presented for payment, to third-party payors (including Medicare and Medicaid) claims for reimbursed products or services that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services. Our activities relating to the sale and marketing of our products may be subject to scrutiny under these laws, as well as civil monetary penalties laws and the criminal healthcare fraud provisions enacted as part of the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA. Violations of fraud and abuse laws may be punishable by criminal and civil sanctions, including fines and civil monetary penalties, the possibility of exclusion from federal healthcare programs (including Medicare and Medicaid), disgorgement, and corporate integrity agreements, which impose, among other things, rigorous operational and monitoring requirements on companies. Similar sanctions and penalties, as well as imprisonment, also can be imposed upon executive officers and employees, including criminal sanctions against executive officers under the so-called “responsible corporate officer” doctrine, even in situations where the executive officer did not intend to violate the law and was unaware of any wrongdoing.

Given the significant penalties and fines that can be imposed on companies and individuals if convicted, allegations of such violations often result in settlements even if the company or individual being investigated admits no wrongdoing. Settlements often include significant civil sanctions, including fines and civil monetary penalties, and corporate integrity agreements. If the government were to allege or convict us or our executive officers of violating these laws, our business could be harmed. Our activities could be subject to challenge for the reasons discussed above and due to the broad scope of these laws and the increasing attention being given to them by law enforcement authorities. Other healthcare laws that may affect our ability to operate include HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, which governs the conduct of certain electronic healthcare transactions and protects the security and privacy of protected health information; analogous state laws governing the privacy and security of health information, some of which are more stringent than HIPAA and many of which differ from each other in significant ways and may not have the same effect, and the federal Physician Payments Sunshine Act, which requires certain manufacturers of products, devices, biologics, and medical supplies to report annually to HHS information related to payments and other transfers of value to physicians and teaching hospitals, and ownership and investment interests held by physicians and their immediate family members.

Further, there are an increasing number of state laws that affect our business operations. Some states require manufacturers to make reports to states on pricing and marketing information. Other state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources. Some states maintain anti-kickback and false claims laws that apply to claims involving healthcare items or services reimbursed by any third-party payor, including private insurers. We may also be subject to state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts. Many of these state laws contain ambiguities as to what is required to comply with the laws. Given the lack of clarity in laws and their implementation, our reporting actions could be subject to the penalty provisions of the pertinent state authorities. Ensuring that our internal operations and future business arrangements with third parties comply with applicable healthcare laws and regulations could involve substantial costs.

Similar rigid restrictions are imposed on the promotion and marketing of products in the European Union and other countries. Even in those countries where we may not be directly responsible for the promotion and marketing of our products, if our potential international distribution partners engage in inappropriate activity it can have adverse implications for us.

Foreign Regulation

In order to market any product outside of the United States, we would need to comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we would need to obtain the necessary approvals by the comparable foreign regulatory authorities before we can commence clinical trials or marketing of the product in foreign countries and jurisdictions. Although many of the issues discussed above with respect to the United States apply similarly in the context of the European Union, the approval process varies between countries and jurisdictions and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries and jurisdictions might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country or jurisdiction does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country or jurisdiction may negatively impact the regulatory process in others.

The Foreign Corrupt Practices Act

The Foreign Corrupt Practices Act, or FCPA, prohibits any U.S. individual or business from paying, offering, or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party, or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations. Activities that violate the FCPA, even if they occur wholly outside the United States, can result in criminal and civil fines, imprisonment, disgorgement, oversight, and debarment from government contracts.

European Union—EMA process

In the European Union, products follow a similar demanding process as that we described above for the United States and the ICH Common Technical Document is the basis for applications.

Centralized Procedure

Under the centralized procedure, after the EMA issues an opinion, the European Commission issues a single marketing authorization valid across the European Union, as well as Iceland, Liechtenstein and Norway. The centralized procedure is compulsory for human products that are: derived from biotechnology processes, such as genetic engineering; contain a new active substance indicated for the treatment of certain diseases, such as HIV/AIDS, cancer, diabetes, neurodegenerative disorders or autoimmune diseases and other immune dysfunctions; and officially designated orphan drugs. For products that do not fall within these categories, an applicant has the option of submitting an application for a centralized marketing authorization to the European Medicines Agency, or EMA, as long as the product concerned is a significant therapeutic, scientific or technical innovation, or if its authorization would be in the interest of public health.

National Authorization Procedures

There are also two other possible routes to authorize medicinal products in several countries, which are available for products that fall outside the scope of the centralized procedure:

•	Decentralized procedure. Using the decentralized procedure, an applicant may apply for simultaneous authorization in more than one European Union country of a medicinal product that has not yet been authorized in any European Union country and that does not fall within the mandatory scope of the centralized procedure.

•	Mutual recognition procedure. In the mutual recognition procedure, a medicine is first authorized in one European Union Member State, in accordance with the national procedures of that country. Thereafter, further marketing authorizations can be sought from other European Union countries in a procedure whereby the countries concerned agree to recognize the validity of the original, national marketing authorization.

Good Manufacturing Practices

Like the FDA, the EMA, the competent authorities of the European Union Member States and other regulatory agencies regulate and inspect equipment, facilities and processes used in the manufacturing of products prior to approving a product. If, after receiving clearance from regulatory agencies, a company makes a material change in manufacturing equipment, location, or process, additional regulatory review and approval may be required. Once we or our partners commercialize products, we will be required to comply with cGMP, and product-specific regulations enforced by, the European Commission, the EMA and the competent authorities of European Union Member States following product approval. Also like the FDA, the EMA, the competent authorities of the European Union Member States and other regulatory agencies also conduct regular, periodic visits to re-inspect equipment, facilities, and processes following the initial approval of a product. If, as a result of these inspections, the regulatory agencies determine that our or our partners’ equipment, facilities, or processes do not comply with applicable regulations and conditions of product approval, they may seek civil, criminal or administrative sanctions or remedies against us, including the suspension of our manufacturing operations or the withdrawal of our product from the market.

Data and Market Exclusivity

Similar to the United States, there is a process to authorize generic versions of innovative products in the European Union. Generic competitors can submit abridged applications to authorize generic versions of products authorized by EMA through a centralized procedure referencing the innovator’s data and demonstrating bioequivalence to the reference product, among other things. New products in the European Union can receive eight years of data exclusivity coupled with two years of market exclusivity, and a potential one-year extension, if the marketing authorizations holder obtains an authorization for one or more new therapeutic indications that demonstrates “significant clinical benefit” in comparison with existing therapies. This system is usually referred to as “8+2”. Abridged applications cannot rely on an innovator’s data until after expiry of the eight year date exclusivity term, meaning that a competitor can file an application for a generic product but the product cannot be marketed until the end of the market exclusivity term.

Employees

As of December 31, 2016, we had 27 employees. None of our employees are represented by any collective bargaining agreements. We believe that we maintain good relations with our employees. At each date shown, we had the following number of employees, broken out by department and geography.

	As of December 31,
	2015	2014	2013
Function
Research and preclinical development	6	4	4
Clinical, medical and regulatory affairs	10	7	3
Management and administrative	5	4	3

Total	21	15	10

Geography
Switzerland	21	15	10

Facilities

Our principal executive offices are located at Chemin des Aulx, 12, 1228 Plan-les-Ouates, Geneva, Switzerland, where we lease an approximately 600 square meter facility. We believe that our current facilities are suitable and adequate to meet our current needs. If we need to add new facilities or expand existing facilities as we add employees, we believe that suitable additional space will be available to accommodate any such expansion of our operations.

Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. We are not currently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Corporate Structure

The following diagram illustrates our corporate structure:

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors, including their ages, as of December 31, 2016. The term of each of our directors is one year and, accordingly, will expire one year from the date of our extraordinary meeting of shareholders held on December 6, 2016.

Name	Age	Position(s)
Executive Officers:
Ernest Loumaye	64	Chief Executive Officer and Director
Jean-Pierre Gotteland	52	Chief Scientific Officer
Elke Bestel	50	Chief Medical Officer and Head of Pharmacovigilance
Fabien Lefebvre de Ladonchamps	38	Vice President of Finance
Ben T.G. Tan	57	Vice President of Commercial & Business Development
Non-Employee Directors:
Frank Verwiel	54	Chairperson of the Board of Directors
Annette Clancy	62	Director
Barbara Duncan	52	Director
James I. Healy	51	Director
Nanna Lüneborg(1)	41	Director
Ed Mathers	56	Director
Rafaèle Tordjman	47	Director
Jacky Vonderscher	62	Director

(1)	Dr. Lüneborg will resign from the board of directors contingent upon, and effective immediately prior to, the effectiveness of the registration statement of which this prospectus is a part.

Unless otherwise indicated, the current business addresses for our executive officers and directors is: Chemin des Aulx, 12, 1228 Plan-les-Ouates, Geneva, Switzerland.

Executive Officers

Ernest Loumaye is a co-founder of our company and has served as our Chief Executive Officer since our inception in November 2012. Previously, Dr. Loumaye co-founded PregLem SA, a Swiss specialty biopharmaceutical company, and served as its Chief Executive Officer from 2006 until October 2012. Dr. Loumaye currently serves as the chairman of the board of directors of GenKyoTex S.A., a private Swiss pharmaceutical company. Dr. Loumaye holds a M.D. and a Ph.D. from Louvain University, with a specialization in Obstetrics and Gynaecology. Our board of directors believes that Dr. Loumaye’s leadership of our company since its inception and experience with biopharmaceutical companies prior to founding our company provide him with the qualifications and skills to serve as a director.

Jean-Pierre Gotteland has served as our Chief Scientific Officer since September 2015. From May 2007 to August 2015, Dr. Gotteland worked at PregLem SA, initially as the Vice President of Non-Clinical Development and CMC from 2007 to 2012 and as the Chief Development Officer from January 2012 to August 2015. From 1998 to 2007, Dr. Gotteland held several research and development positions at Serono (subsequently Merck Serono). From 1991 to 1998, Dr. Gotteland served as medicinal chemistry group leader at Pierre Pabre Meclicament. Dr. Gotteland holds a Ph.D. in Organic Chemistry from the University Claude Bernard and an Engineering Diploma from Ecole Superieure de Chimie Industrielle.

Elke Bestel has served as our Chief Medical Officer and Head of Pharmacovigilance since September 2015. Prior to joining our company, Dr. Bestel worked at PregLem SA, initially as a Global Project Director from 2008 to 2009, then as the Vice President Clinical Operations from 2009 to August 2012 and finally as the

Chief Medical Officer from September 2012 to August 2015. Dr. Bestel studied at the Georg-August University Medical School of Göttingen, Germany and the Ludwig-Maximilian University Medical School of Munich, Germany. Dr. Bestel holds an M.D. from the University of Göttingen.

Fabien Lefebvre de Ladonchamps has served as our Vice President of Finance since January 2016 and previously served as our Finance Director from October 2013 to December 2015. Prior to joining our company, Mr. de Ladonchamps worked at Addex Therapeutics, initially as Chief Accountant from 2008 to 2009 and then as Group Financial Controller from 2010 to September 2013. Mr. de Ladonchamps holds a French degree in Finance and Accounting from the Lyon III University in Lyon, France.

Ben T.G. Tan has served as our Vice President of Commercial & Business Development since September 2014. Prior to joining our company, Mr. Tan worked at Evolva SA, as Director, Business Development Pharmaceuticals from April 2012 to March 2014. Prior to joining Evolva SA, Mr. Tan worked at Novartis as Global Program Strategic Director, Cardiovascular and Metabolic Diseases from 2008 to 2011. Prior to joining Novartis, Mr. Tan worked at Speedel as Head of Business Development & Licensing from 2001 to 2008. Prior to joining Speedel, Mr. Tan worked at Devgen, as Executive Vice President of Business from 2000 to 2001. Prior to joining Devgen, Mr. Tan worked at Organon, as Global Head of Licensing from 1997 to 2000. Prior to joining Organon, Mr. Tan worked at Roche, as Global Business Leader/International Product Manager from 1994 to 1997, and at Roche Netherlands, as Head of Medical Marketing from 1990 to 1993. Mr. Tan holds an M.S. from the Vrije Universiteit Amsterdam.

Non-Employee Directors

Frank Verwiel has served as a member of our board of directors since March 2016 and has served as the chairperson of the board since December 2016. Dr. Verwiel was the President and Chief Executive Officer of Aptalis Pharma Inc. from 2005 to 2014, where he also served on the board of directors. He currently serves as a member of the board of directors of the public companies Achillion Pharmaceuticals, Inc., a pharmaceutical company, Avexis, Inc., a biotechnology company, and Bavarian Nordic A/S, a biotechnology company. Dr. Verwiel previously served on the board of directors of InterMune, Inc. from 2012 to 2014. Dr. Verwiel was also a director of the Biotechnology Industry Organisation. Dr. Verwiel received his M.D. from Erasmus University, Rotterdam, The Netherlands, and his M.B.A. from INSEAD in Fontainebleau, France. Our board of directors believes that Dr. Verwiel’s scientific acumen and his over 25 years of strategic, operational and international experience in the pharmaceutical industry provide him with the qualifications and skills to serve as a director.

Annette Clancy has served as a member of our board of directors since November 2013 and served as our chairperson from November 2013 to December 2016. Since 2009, Ms. Clancy has been a senior advisor at Frazier Healthcare Ventures, a U.S.-based healthcare venture capital firm. Prior to joining Frazier Healthcare Ventures, Ms. Clancy held various positions at GlaxoSmithKline, a global healthcare company. Ms. Clancy is currently on the board of directors of Swedish Orphan Biovitrum AB, a public biopharmaceutical company, as well as several private companies. Ms. Clancy holds a B.Sc. in Pharmacology from Bath University and a series of American Management Association diplomas in finance and marketing. Our board of directors believes that Ms. Clancy’s over 30 years of experience in the pharmaceutical and biopharmaceutical industries provide her with the qualifications and skills to serve as a director.

Barbara Duncan has served as a member of our board of directors since December 2016. From May 2009 through June 2016, Ms. Duncan served as the Chief Financial Officer of Intercept Pharmaceuticals, Inc., a biopharmaceutical company. Prior to joining Intercept Pharmaceuticals, Inc., Ms. Duncan served as the Chief Financial Officer and then Chief Executive Officer of DOV Pharmaceutical, Inc., or DOV, from 2001 to April 2009. Prior to joining DOV, Ms. Duncan served as a vice president of Lehman Brothers Inc. in its corporate finance division from August 1998 to August 2001. From September 1994 to August 1998, Ms. Duncan was an associate and director at SBC Warburg Dillon Read, Inc. in its corporate finance group. Ms. Duncan serves on the board of directors of Aevi Genomic Medicines, Inc., a biopharmaceutical company, and Adaptimmune Therapeutics plc, a biopharmaceutical company, and Innoviva, Inc., a biopharmaceutical company, as well as two private companies. Ms. Duncan received her B.S. from Louisiana State University in 1985 and her M.B.A. from the Wharton School, University of Pennsylvania, in 1994. Our board of directors believes that Ms. Duncan’s expertise with public and financial accounting matters, as well as her experience in the pharmaceutical industry, provide her with the qualifications and skills to serve as a director.

James I. Healy has served as a member of our board of directors since August 2013. Dr. Healy has been a General Partner of Sofinnova Ventures, a venture capital firm, since June 2000. Prior to June 2000, Dr. Healy held various positions at Sanderling Ventures, Bayer Healthcare Pharmaceuticals (as successor to Miles Laboratories) and ISTA Pharmaceuticals, Inc. Dr. Healy is currently on the board of directors of the public companies Ascendis Pharma A/S, a clinical-stage pharmaceutical company, Auris Medical Holding AG, a biopharmaceutical company, Coherus BioSciences, Inc., a biologics platform company, Amarin Corporation PLC, a biopharmaceutical company, Edge Therapeutics, Inc., a biotechnology company, and Natera, Inc., a genetic testing company, as well as several private companies. Previously, he served as a board member of InterMune, Inc., Anthera Pharmaceuticals, Inc., Durata Therapeutics, Inc., CoTherix, Inc., Hyperion Therapeutics, Inc. and KaloBios Pharmaceuticals, Inc. Dr. Healy was nominated to our board of directors by Sofinnova Ventures. Dr. Healy holds an M.D. and a Ph.D. in Immunology from the Stanford School of Medicine and holds a B.A. in Molecular Biology and a B.A. in Scandinavian Studies from the University of California at Berkeley. Our board of directors believes that Dr. Healy’s experience in the pharmaceutical industry and investing in life sciences companies, as well as his medical and scientific background, provide him with the qualifications and skills to serve as a director.

Nanna Lüneborg has served as a member of our board of directors since April 2016. Since March 2012, Dr. Lüneborg has been employed as a principal of Novo A/S, a Danish limited liability company that manages investments and financial assets. Prior to joining Novo A/S, Dr. Lüneborg was an associate at Apposite Capital from July 2008 to January 2012 and previously held various roles from May 2005 to July 2007 with Cancer Research UK. Dr. Lüneborg was nominated to our board of directors by Novo A/S. Dr. Lüneborg holds a Ph.D. in Neuroscience from University College London, an MBA with distinction from University of Cambridge, and a 1st class BA from University of Oxford. Dr. Lüneborg is currently on the board of directors of several private companies. Our board of directors believes that Dr. Lüneborg’s experience in the pharmaceutical industry and investing in life sciences companies, as well as her medical and scientific background, provide her with the qualifications and skills to serve as a director.

Ed Mathers has served as a member of our board of directors since February 2016. Since August 2008, Mr. Mathers has been a Partner at New Enterprise Associates, Inc., or NEA, a private venture capital firm focusing on technology and healthcare investments. Mr. Mathers serves on the board of directors of Envisia Therapeutics, Inc., a biopharmaceutical company, Liquidia Technologies, a biotechnology company, Ra Pharmaceuticals, Inc., a pharmaceutical company, Rhythm Pharmaceuticals, a pharmaceutical company, Lumos Pharma, a biotechnology company, Mirna Therapeutics, Inc., a pharmaceutical company, as well as several private companies. From 2002 to 2008, Mr. Mathers served as Executive Vice President, Corporate Development and Venture at MedImmune, Inc., or MedImmune, and led its venture capital subsidiary, MedImmune Ventures, Inc. Before joining MedImmune in 2002, he was Vice President, Marketing and Corporate Licensing and Acquisitions at Inhale Therapeutic Systems. Previously, Mr. Mathers spent 15 years at Glaxo Wellcome, Inc. where he held various sales and marketing positions. Mr. Mathers was nominated to our board of directors by NEA. Mr. Mathers holds a B.S. in Chemistry from North Carolina State University. Our board of directors believes that Mr. Mathers’s experience with the healthcare and pharmaceutical industries and his broad management experience provide him with the qualifications and skills to serve as a director.

Rafaèle Tordjman has served as a member of our board of directors since August 2013. Dr. Tordjman joined the French venture capital firm Sofinnova Partners in 2001 and is a Managing Partner specializing in life sciences investments. Dr. Tordjman serves on the board of directors of the public company Ascendis Pharma A/S, a clinical-stage pharmaceutical company. Dr. Tordjman has also served on the boards of directors at several life sciences companies including, DBV Technologies SA, a French publicly traded company specializing in allergy therapies, Flexion Therapeutics, Inc., a publicly traded company specializing in clinical-stage pharmaceuticals, as well as a private company, and Preglem, a company that specialized in reproductive female medicine. Previously, Dr. Tordjman was a research scientist at the Institut National de la Santé et de la Recherche Médicale (INSERM) in Cochin Hospital, Paris, France. Dr. Tordjman has also practiced as a medical doctor, specializing in clinical hematology and internal medicine. Dr. Tordjman was nominated to our board of directors by Sofinnova Partners. Dr. Tordjman received an M.D. and completed a fellowship in hematology and internal medicine at the Paris University Hospitals. She received a Ph.D. in hematopoiesis and angiogenesis from and completed a post-doctoral fellowship in immunology at the University of Paris VII. Our board of directors believes that Dr. Tordjman’s experience in the pharmaceutical industry and investing in life sciences companies, as well as her medical and scientific background, provide her with the qualifications and skills to serve as a director.

Jacky Vonderscher has served as a member of our board of directors since October 2013. Since September 2013, Dr. Vonderscher has served as the Chief Executive Officer of Vonderscher & Co GmbH, a consultancy company, and since January 2014, Dr. Vonderscher has served as the President of ENYO Pharma, a biopharmaceutical company. Dr. Vonderscher has also served as the Chief Executive Officer of ENYO Pharma since July 2016. Prior to joining ENYO Pharma, Dr. Vonderscher served as a Senior Vice President of Hoffmann-La-Roche Ltd from 2008 to December 2013. From 1979 to 2008, Dr. Vonderscher held a variety of senior positions at Novartis Pharma AG. Dr. Vonderscher also serves on the boards of directors of several private companies. Dr. Vonderscher holds an engineering degree in Biological Chemistry from the National Institute of Applied Sciences (INSA-Lyon, France) and a Ph.D. in Biochemistry from the University of Geneva. Our board of directors believes that Dr. Vonderscher’s experience in the pharmaceutical industry, as well as his scientific background, provide him with the qualifications and skills to serve as a director.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Board Composition and Election of Directors after this Offering

Our board of directors is composed of eight members. Each director is elected for a one-year term. The current members of our board of directors were appointed at an extraordinary shareholders’ meeting held on December 6, 2016 to serve until our first annual general meeting as a public company in 2017.

We will be a foreign private issuer. As a result, in accordance with the NASDAQ listing requirements, we may rely on home country governance requirements and certain exemptions thereunder rather than relying on the stock exchange corporate governance requirements. For an overview of our corporate governance principles, see the section of this prospectus entitled “Description of Share Capital and Articles of Association.”

Board Committees

Our board of directors will establish an audit committee and a compensation, nominating and corporate governance committee prior to the completion of this offering.

Audit Committee

The audit committee, which is expected to consist of Barbara Duncan, Ed Mathers and Frank Verwiel, will assist our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee will be directly responsible for the compensation, retention and oversight of the work of our independent registered public accounting firm and statutory auditors who are appointed by the shareholders pursuant to Swiss corporation law. Ms. Duncan will serve as chairman of the committee. The audit committee will consist exclusively of members of our board of directors who are financially literate, and Ms. Duncan is considered an “audit committee financial expert” as defined by the U.S.

Securities and Exchange Commission, or SEC. Our board of directors has determined that Ms. Duncan, Mr. Mathers and Dr. Verwiel satisfy the “independence” requirements set forth in Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act.

The audit committee will be governed by a charter that complies with NASDAQ listing rules. Upon the completion of this offering, the audit committee will be responsible for, among other things:

•	recommending an auditor for submission to the shareholders;

•	the compensation, retention and oversight of any auditor or accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services;

•	pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;

•	reviewing and discussing with the independent auditor its responsibilities under generally accepted auditing standards, the planned scope and timing of the independent auditor’s annual audit plan(s) and significant findings from the audit;

•	obtaining and reviewing a report from the independent auditor describing all relationships between the independent auditor and us consistent with the applicable Public Company Accounting Oversight Board requirements regarding the independent auditor’s communications with the audit committee concerning independence;

•	confirming and evaluating the rotation of the audit partners on the audit engagement team as required by law;

•	reviewing with management and the independent auditor, in separate meetings whenever the audit committee deems appropriate, any analyses or other written communications prepared by the management or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative IFRS methods on the financial statements, and our other critical accounting policies and practices;

•	reviewing, in conjunction with our chief executive officer and chief financial officer, our disclosure controls and procedures;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and

•	approving or ratifying any related party transaction (as defined in our related party transaction policy) in accordance with our related party transaction policy.

The audit committee will meet as often as it determines is appropriate to carry out its responsibilities, but in any event will meet at least four times per year.

Compensation, Nominating and Corporate Governance Committee

Our compensation, nominating and corporate governance committee consists of four members, Annette Clancy, Rafaèle Tordjman, James I. Healy and Barbara Duncan. Our board of directors has determined that each of Ms. Clancy, Ms. Duncan and Drs. Tordjman and Healy are independent under the NASDAQ listing standards, are “non-employee directors” as defined in Rule 16b-3 promulgated under the Exchange Act and are “outside directors” as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, or Section 162(m). The chair of our compensation, nominating and corporate governance committee is Ms. Clancy. The primary purpose of our compensation, nominating and corporate governance committee is to discharge our board of directors’ responsibilities to oversee our compensation policies, plans and programs and to review and determine the compensation to be paid to our executive officers, directors and other senior management, as appropriate. We will be subject to the Swiss Ordinance against excessive compensation in listed stock corporations, known as the “Say on Pay” rule. As a result of the Say on Pay rule, the members of the compensation, nominating and corporate governance committee must be elected by our shareholders and the aggregate compensation of our board of directors and executive officers must also be approved by our shareholders.

In addition, this committee will also be responsible for director nominations as well as reviewing and making recommendations to the board, if required, on our corporate governance framework and guidelines.

Upon the completion of this offering, the compensation, nominating and corporate governance committee has the responsibility to, among other things:

•	review and approve, or recommend that our board of directors approve, the compensation of our executive officers based on the aggregate compensation approved by our shareholders;

•	review and recommend to our board of directors the compensation of our directors based on the aggregate compensation approved by our shareholders;

•	review and approve, or recommend that our board of directors approve, the terms of compensatory arrangements with our executive officers;

•	administer our share and equity incentive plans;

•	select independent compensation consultants and assess whether there are any conflicts of interest with any of the committees’ compensation advisers;

•	review and approve, or recommend that our board of directors approve, incentive compensation and equity plans, and any other compensatory arrangements for our executive officers and other senior management, as appropriate;

•	review and establish general policies relating to compensation and benefits of our employees and reviewing our overall compensation philosophy;

•	identify, evaluate and select, or recommend that our board of directors approve, nominees for election to our board of directors;

•	evaluate the performance of our board of directors and of individual directors;

•	consider and make recommendations to our board of directors regarding the composition of the committees of the board of directors;

•	review developments in corporate governance practices;

•	evaluate the adequacy of our corporate governance practices and reporting;

•	review management succession plans;

•	approve any loans by the company to executive officers (to the extent permitted by applicable law and our articles of association) and loans by the company to employees that are not executive officers, where the amount of any such loan exceeds $10,000;

•	develop and make recommendations to our board of directors regarding corporate governance guidelines and matters; and

•	oversee periodic evaluations of the board of directors’ performance.

Other Corporate Governance Matters

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including our company, to comply with various corporate governance practices. In addition, NASDAQ rules provide that foreign private issuers may follow home country practice in lieu of the NASDAQ corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws.

Because we are a foreign private issuer, our members of our board of directors, executive board members and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

Compensation of Executive Officers and Directors

For the year ended December 31, 2016, the aggregate compensation paid to the members of our board of directors and our executive officers for services in all capacities was $9.0 million.

During the year ended December 31, 2016, we had no performance based compensation programs.

The amount set aside by us to provide pension, retirement or similar benefits to members of our board of directors or executive officers amounted to a total of $0.1 million in the year ended December 31, 2016.

Non-Voting Share Incentive Plan

On November 26, 2013, we adopted an incentive plan, or the Plan, under which, subject to the approval of our board of directors, we may grant awards of restricted non-voting shares to eligible participants. The material terms of our Plan are set forth below.

All of our employees, advisors, including scientific consultants, agents and members of our board of directors are eligible to participate in our Plan. As of December 31, 2016, there were 1,854,502 issued and outstanding non-voting shares awarded under our Plan. All outstanding non-voting shares will be converted into common shares immediately prior to the closing of this offering. Under our Plan, non-voting shares are issued to participants and registered in their name. Each non-voting share has a par value of CHF 0.0769 per share, which the participant must pay, in respect of the aggregate number of shares underlying the non-voting share award. Non-voting shares held by participants are subject to a four-year vesting period, or as otherwise set out in the participant’s issuance agreement. Under the Plan, one-fourth of the non-voting shares would vest upon the first anniversary of the issuance date, and one-36th of the remaining non-voting shares would vest, starting from the first anniversary of the issuance date, over a total period of three years. Upon a termination of employment, certain forfeiture provisions may apply to a participant’s vested or unvested non-voting shares.

Equity Incentive Plans

Following the completion of this offering, we intend to cease issuing any new grants under our Plan and to adopt a new omnibus equity incentive plan under which we would have the discretion to grant a broad range of equity-based awards to eligible participants.

RELATED-PARTY TRANSACTIONS

Since January 1, 2013, we have engaged in the following transactions with our directors, executive officers and holders of more than 5% of our outstanding voting securities and their affiliates, which we refer to as our related parties. Except as noted below, the following discussion does not give effect to the automatic conversion of our outstanding preferred shares and non-voting into common shares immediately prior to the closing of this offering.

Participation in this Offering

Certain of our existing 5% shareholders and their affiliated entities have indicated an interest in purchasing up to an aggregate of $         million of our common shares in this offering at the initial public offering price per share. Based on an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, these entities would purchase up to an aggregate of                 of the                 shares in this offering based on these indications of interest. However, because indications of interest are not binding agreements or commitments to purchase, these shareholders may determine to purchase fewer shares than they indicate an interest in purchasing or not to purchase any shares in this offering. It is also possible that these shareholders could indicate an interest in purchasing more of our common shares. In addition, the underwriters could determine to sell fewer shares to any of these shareholders than the shareholders indicate an interest in purchasing or not to sell any shares to these shareholders.

Bridge Loans

In May 2013, we issued an aggregate principal amount of $0.7 million of unsecured convertible loans, or the bridge loans, with an interest rate of 6% per annum to entities affiliated with members of our board of directors, our executive officers and holders of more than 5% of our voting securities. In consideration of the grant of the bridge loans, we granted each bridge loan lender the number of warrant rights corresponding to 20% of the number of Series A preferred shares into which such lender could convert his bridge loan amount. The table below summarizes these issuances.

Name	Principal Amount of Bridge Loans
(in thousands)
Ernest Loumaye	$209
Fund Sofinnova Capital VII	524

All principal and interest under the bridge loans was converted into Series A preferred shares in connection with our August 2013 financing described below.

Sale of Series A Preferred Shares

In August 2013, we issued an aggregate of 6,792,708 Series A preferred shares at a price of $5.33 per share for an aggregate price of $34.6 million, 5,609,188 shares of which were sold to entities affiliated with members of our board of directors, our executive officers and holders of more than 5% of our voting securities. In some cases, some of the purchase price for these shares took the form of conversion of principal and interest under outstanding bridge loans held by the respective investors. In connection with this financing and in August 2013, our bridge loan lenders exercised their respective warrants for an aggregate of 269,451 Series A preferred shares.

The table below summarizes the issuances of our Series A preferred shares to entities affiliated with members of our board of directors, our officers and holders of more than 5% of our voting securities.

Name of Shareholder	Number of Series A Preferred Shares Purchased (#)	Number of Series A Preferred Shares Issued Pursuant to Warrant Exercise (#)	Aggregate Purchase Price
			(in thousands)
Ernest Loumaye	209,768	127,634	$1,092
Fund Sofinnova Capital VII(1)	2,454,114	141,817	12,994
Sofinnova Venture Partners VIII, L.P.(2)	2,031,250	—	10,818
Novo A/S(3)	1,828,125	—	9,736

(1)	Fund Sofinnova Capital VII is a holder of more than 5% of our voting securities and Rafaèle Tordjman, a member of our board of directors, is a managing partner of Sofinnova Partners SAS, the management company of Fund Sofinnova Capital VII.
(2)	Sofinnova Venture Partners VIII, L.P. is a holder of more than 5% of our voting securities and James I. Healy, a member of our board of directors, is a managing member of Sofinnova Management VIII, L.L.C., the general partner of Sofinnova Venture Partners VIII, L.P.
(3)	Novo A/S is a holder of more than 5% of our voting securities and Nanna Lüneborg, a member of our board of directors, is a principal of Novo A/ S.

In addition to the preferred shares purchased in the above table, we issued to Ares Trading S.A. 914,069 Series A preferred shares in August 2013, pursuant to our August 2013 license agreement with Merck Serono, and an additional 325,000 Series A preferred shares in September 2016, pursuant to the June 2015 license agreement with Merck Serono, upon the initiation of our Phase 1 clinical trial for OBE022.

All outstanding Series A preferred shares will be converted into common shares immediately prior to the closing of this offering.

Sale of Series B Preferred Shares

In November 2015, we issued an aggregate of 11,079,549 Series B preferred shares at a price of $5.37 per share for an aggregate price of $59.6 million, 10,340,915 of which were sold to entities affiliated with members of our board of directors, our executive officers and holders of more than 5% of our voting securities. The table below summarizes these sales.

Name of Shareholder	Number of Series B Preferred Shares Purchased (#)	Aggregate Purchase Price
		(in thousands)
Ernest Loumaye	162,903	$875
Fund Sofinnova Capital VII(1)	1,253,343	6,729
Sofinnova Venture Partners VIII, L.P.(2)	980,707	5,265
Novo A/S(3)	882,635	4,738
New Enterprise Associates 15, L.P. (4)	2,769,897	14,870
HBM Healthcare Investments (Cayman) Ltd.	1,846,598	9,913
Orbimed Private Investments V, LP	1,846,598	9,913
Ares Trading S.A.	598,234	3,212

(1)	Fund Sofinnova Capital VII is a holder of more than 5% of our voting securities and Rafaèle Tordjman, a member of our board of directors, is a managing partner of Sofinnova Partners SAS, the management company of Fund Sofinnova Capital VII.
(2)	Sofinnova Venture Partners VIII, L.P. is a holder of more than 5% of our voting securities and James I. Healy, a member of our board of directors, is a managing member of Sofinnova Management VIII, L.L.C., the general partner of Sofinnova Venture Partners VIII, L.P.
(3)	Novo A/S is a holder of more than 5% of our voting securities and Nanna Lüneborg, a member of our board of directors, is a principal of Novo A/ S.
(4)	New Enterprise Associates 15, L.P. is a holder of more than 5% of our voting securities and Ed Mathers, a member of our board of directors, is a partner of New Enterprise Associates, Inc.

In connection with the Series B preferred share financing, on November 19, 2015, we issued 915,434 common shares at a subscription price of CHF 0.0769 per share to Dr. Loumaye as a result of anti-dilution provisions in our shareholders agreement that we entered into in 2013 in connection with our Series A preferred share financing.

All outstanding Series B preferred shares will be converted into common shares immediately prior to the closing of this offering.

Series B Shareholders Agreement

On November 19, 2015, all of our then existing shareholders entered into a shareholders agreement, or the Series B Shareholders Agreement. The Series B Shareholders Agreement will terminate upon the completion of this offering.

Pursuant to the Series B Shareholders Agreement, in the event of our initial public offering, all of our outstanding preferred shares will convert into our common shares. The conversion rate offering will be one-for-one. Based upon this provision, our shareholders resolved on December 6, 2016 to convert our outstanding preferred shares as well as our non-voting shares into common shares. The shareholder resolution will be put into effect immediately prior to the closing of this offering. As a result, immediately prior to the closing of this offering, all of our outstanding preferred shares will convert into an aggregate of 19,111,326 common shares.

Registration Rights Agreement

Prior to the completion of this offering, we intend to enter into a registration rights agreement with certain of our existing shareholders pursuant to which we will grant them customary registration rights for the resale of the common shares held by certain of our existing shareholders.

Indemnification Agreements

We intend to enter into indemnification agreements with our directors and executive officers. The indemnification agreements and our articles of association require us to indemnify our directors and executive officers to the fullest extent permitted by law.

Related-Party Transactions Policy

Prior to this offering, we have not had a formal policy regarding approval of transactions with related parties. Prior to the completion of this offering, we expect to adopt a related-party transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related-party transactions. The policy will become effective immediately upon the completion of this offering. For purposes of our policy only, a related-party transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and any related parties are, were or will be participants, which are not (1) in the ordinary course of business, (2) at arms’ length and (3) in which the amount involved exceeds $120,000. Transactions involving compensation for services provided to us as an employee or director are not covered by this policy. For purposes of this policy, a related party is any executive officer, director (or nominee for director) or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons.

Under the policy, if a transaction has been identified as a related-party transaction, including any transaction that was not a related-party transaction when originally consummated or any transaction that was not initially identified as a related-party transaction prior to consummation, our management must present information regarding the related-party transaction to our board of directors for review, consideration and approval. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related parties, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant shareholder to enable us to identify any existing or potential related-party transactions and to effectuate the terms of the policy. In addition, under our Code of Business Conduct and Ethics that we expect to adopt upon the completion of this offering, our employees and directors will have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest. In considering related-party transactions, our audit committee, or other independent body of our board of directors, will take into account the relevant available facts and circumstances including:

•	the risks, costs and benefits to us;

•	the impact on a director’s independence in the event that the related party is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

The policy requires that, in determining whether to approve, ratify or reject a related-party transaction, our audit committee, or other independent body of our board of directors, must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our shareholders, as our audit committee, or other independent body of our board of directors, determines in the good faith exercise of its discretion.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common shares as of December 31, 2016 for:

•	each beneficial owner of 5% or more of our outstanding common shares;

•	each of our directors and executive officers; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include common shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of December 31, 2016. Percentage ownership calculations are based on 23,181,262 common shares outstanding as of December 31, 2016. The percentage ownership calculations and other information in the following table gives effect to the conversion of all of our outstanding preferred shares and non-voting shares into an aggregate of 20,965,828 common shares immediately prior to the closing of this offering.

Except as otherwise indicated, all of the shares reflected in the table are common shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

In computing the number of common shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding common shares subject to options held by that person that are immediately exercisable or exercisable within 60 days of December 31, 2016. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

Certain of our existing 5% shareholders and their affiliated entities have indicated an interest in purchasing up to an aggregate of $         million of our common shares in this offering at the initial public offering price per share. Based on an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, these entities would purchase up to an aggregate of                 of the                 shares in this offering based on these indications of interest. However, because indications of interest are not binding agreements or commitments to purchase, these shareholders may determine to purchase fewer shares than they indicate an interest in purchasing or not to purchase any shares in this offering. It is also possible that these shareholders could indicate an interest in purchasing more of our common shares. In addition, the underwriters could determine to sell fewer shares to any of these shareholders than the shareholders indicate an interest in purchasing or not to sell any shares to these shareholders. The following table does not reflect any potential purchases by these shareholders or their affiliated entities.

As of December 31, 2016, 8,436,636 common shares, or approximately 36.4%, are held by seven record holders in the United States. Except as otherwise indicated in the table below, addresses of the directors, executive officers and named beneficial owners are in care of ObsEva SA, Chemin des Aulx, 12, 1228 Plan-les-Ouates, Geneva, Switzerland.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
		Before Offering	After Offering
Principal Shareholders:
Fund Sofinnova Capital VII(1)	3,849,274	16.6%
Sofinnova Venture Partners VIII, L.P.(2)	3,011,957	13.0
Novo A/S(3)	2,710,760	11.7
Ares Trading S.A.(4)	1,837,303	7.9
New Enterprise Associates 15, L.P.(5)	2,769,897	11.9
HBM Healthcare Investments (Cayman) Ltd(6)	1,846,598	8.0
Orbimed Private Investments V, LP(7)	1,846,598	8.0

Executive Officers and Directors:
Ernest Loumaye(8)	3,107,299	13.4
Jean-Pierre Gotteland	*	*
Elke Bestel	*	*
Fabien Lefebvre de Ladonchamps	*	*
Ben T.G. Tan	*	*
Barbara Duncan	—	—
Annette Clancy	*	*
James I. Healy(2)	3,011,957	13.0
Nanna Lüneborg	—	—
Ed Mathers(5)	2,769,897	11.9
Rafaèle Tordjman(1)	3,849,274	16.6
Frank Verwiel	*	*
Jacky Vonderscher	*	*
All current directors and executive officers as a group (13 persons)(9)	13,473,577	58.1

*	Represents beneficial ownership of less than 1%.
(1)	Consists of 3,849,274 common shares issuable upon conversion of preferred shares held by Fund Sofinnova Capital VII. Sofinnova Partners SAS, a French corporation and the management company of Fund Sofinnova Capital VII, may be deemed to have sole voting and dispositive power over the shares held by Fund Sofinnova Capital VII. The managing partners of Sofinnova Partners SAS, Denis Lucquin, Antoine Papiernik, Rafaèle Tordjman, M.D., Ph.D. (a member of our board of directors) and Monique Saulnier, may be deemed to have shared voting and dispositive power with respect to such shares. The address of Fund Sofinnova Capital VII is Sofinnova Partners, Immeuble le Centorial, 16-18 Rue du Quatre-Septembre, 75002 Paris, France.
(2)	Consists of 3,011,957 common shares issuable upon conversion of preferred shares held by Sofinnova Venture Partners VIII, L.P., or Sofinnova VIII. Sofinnova Management VIII, L.L.C. is the general partner of Sofinnova VIII, and Anand Mehra, M.D., James Healy, M.D. (a member of our board of directors) and Michael Powell, Ph.D., the managing members of Sofinnova Management VIII, L.L.C., may be deemed to have shared voting and dispositive power with respect to such shares. The address of Sofinnova VIII is c/o Sofinnova Ventures, Inc., 3000 Sand Hill Road, Bldg. 4, Suite 250, Menlo Park, California 94025.
(3)	Consists of 2,710,760 common shares issuable upon conversion of preferred shares held by Novo A/S, a Danish limited liability company that manages investments and financial assets. The board of directors of Novo A/S, which is currently comprised of Sten Scheibye, Göran Ando, Jeppe Christiansen, Steen Riisgaard and Per Wold-Olsen, has shared voting and dispositive power with respect to these shares and may exercise such control only with the support of a majority of the board. As such, no individual member of the board is deemed to hold any beneficial ownership of these shares. Dr. Lüneborg, a member of our board of directors, is employed as a principal of Novo A/S and is not deemed to be a beneficial owner of these shares. The address of Novo A/S is Tuborg Havnevej 19, 2900 Hellerup, Denmark.
(4)	Consists of 1,837,303 common shares issuable upon conversion of preferred shares held by Ares Trading S.A. Ares Trading S.A. is the wholly owned subsidiary of Merck Serono S.A., which is the wholly owned subsidiary of Merck KGaA. By virtue of such relationships, Merck Serono S.A. and Merck KGaA may be deemed to have shared voting and dispositive power with respect to the shares held by Ares Trading S.A. The address of Ares Trading S.A. is Zone Industrielle de l’Ouriettaz, 1170 Aubonne, Switzerland.

(5)	Consists of 2,769,897 common shares issuable upon conversion of preferred shares held by New Enterprise Associates 15, L.P., or NEA 15. The shares directly held by NEA 15 are indirectly held by NEA Partners 15, L.P., or NEA Partners 15, the sole general partner of NEA 15, NEA 15 GP, LLC, or NEA 15 LLC, the sole general partner of NEA Partner 15 and each of the individual Managers of NEA 15 LLC. The individual Managers of NEA 15 LLC, or collectively, the NEA 15 Managers, are Peter J. Barris, Forest Baskett, Anthony A. Florence, Jr., Kristna “Kittu ” Kolluri, David M. Mott, Jon Sakoda, Scott D. Sandell, Peter Sonsini Ravi Viswanathan and Harry R. Weller. NEA 15, NEA Partners 15, NEA 15 LLC and the NEA 15 Managers share voting and dispositive power with regard to our securities directly held by NEA 15. Ed Mathers, a partner of New Enterprise Associates, Inc., is a member of our board of directors. The address of New Enterprise Associates 15, L.P. is c/o New Enterprise Associates, Inc., 1954 Greenspring Drive, Suite 600, Timonium, Maryland 21093.
(6)	Consists of 1,846,598 common shares issuable upon conversion of preferred shares held by HBM Healthcare Investments (Cayman) Ltd. The board of directors of HBM Healthcare Investments (Cayman) Ltd. has sole voting and dispositive power with respect to the shares. The board of directors of HBM Healthcare Investments (Cayman) Ltd. is comprised of Jean-Marc Lesieur, Richard Coles, Sophia Harris, Dr. Andrea Wicki and Paul Woodhouse, none of whom has individual voting or dispositive power with respect to the shares. The address of HBM Healthcare Investments (Cayman) Ltd is Governor’s Square, Suite 4-212-2, 23 Lime Tree Bay Avenue, West Bay, Grand Cayman, Cayman Islands.
(7)	Consists of 1,846,598 common shares issuable upon conversion of preferred shares held by Orbimed Private Investments V, LP, or OPI V. OrbiMed Capital GP V LLC, or GP V, is the sole general partner of OPI V, and OrbiMed Advisors LLC, or Advisors, a registered adviser under the Investment Advisers Act of 1940, as amended, is the sole managing member of GP V. Samuel D. Isaly is the managing member of, and holder of a controlling interest in Advisors. By virtue of such relationships, GP V, Advisors and Mr. Isaly may be deemed to have voting and investment power with respect to the shares held by OPI V and as a result may be deemed to have beneficial ownership of such shares. The address of OPI V is 601 Lexington Avenue, 54th floor, New York, New York 10022.
(8)	Consists of 2,085,434 common shares, 500,305 common shares issuable upon conversion of preferred shares and 521,560 common shares issuable upon conversion of non-voting shares. Of the non-voting shares, 338,299 non-voting shares were subject to a right of repurchase in our favor within 60 days of December 31, 2016 upon the occurrence of certain events.
(9)	Consists of 2,085,434 common shares, 10,131,433 common shares issuable upon conversion of preferred shares and 1,256,710 common shares issuable upon conversion of non-voting shares. Of the non-voting shares, 855,218 non-voting shares were subject to a right of repurchase in our favor within 60 days of December 31, 2016 upon the occurrence of certain events.

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION

The Company

We are a Swiss stock corporation (société anonyme) organized under the laws of Switzerland. We were formed in 2012. We are currently registered in Geneva, Switzerland. Our head office is currently located at Chemin des Aulx, 12, 1228 Plan-les-Ouates, Geneva, Switzerland.

Share Capital

As of the date of this prospectus, our share capital is divided into common shares, two classes of preferred shares and non-voting shares. Immediately prior to the closing of this offering, all of our preferred shares and non-voting shares will be converted into common shares, effective upon the registration of the revised articles of association with the commercial register of the Canton of Geneva, Switzerland. See “—Articles of Association.” Upon the closing of this offering, giving effect to (1) the issuance of the common shares to be sold in this offering and (2) the conversion of our preferred shares and non-voting shares into common shares on a one-for-one basis, our issued fully paid-in share capital will consist of 23,181,262 common shares, with a par value of 1/13 of a Swiss franc, or approximately CHF 0.0769 per share, and no preferred shares.

Articles of Association

Prior to the closing of this offering, we intend to adopt amended and restated articles of association which will become effective immediately prior to the closing of this offering and the registration of the revised articles of association with the commercial register of the Canton of Geneva, Switzerland. When we refer to our articles of association in this prospectus, we refer to our amended and restated articles of association as they will be in force upon the closing of this offering.

Ordinary Capital Increase, Authorized and Conditional Share Capital

Under Swiss law, we may increase our share capital (capital-actions) with a resolution of the general meeting of shareholders (ordinary capital increase) that must be carried out by the board of directors within three months in order to become effective. Under our articles of association, in the case of subscription and increase against payment of contributions in cash, a resolution passed by an absolute majority of the votes cast at the general meeting of shareholders is required. In the case of subscription and increase against contributions in kind or to fund acquisitions in kind, when shareholders’ statutory pre-emptive rights are withdrawn or where transformation of reserves into share capital is involved, a resolution passed by two-thirds of the shares represented at a general meeting of shareholders and the absolute majority of the par value of the shares represented is required.

Furthermore, under the Swiss Code of Obligations, or the CO, our shareholders, by a resolution passed by two-thirds of the shares represented at a general meeting of shareholders and the absolute majority of the par value of the shares represented, may empower our board of directors to issue shares of a specific aggregate par value up to a maximum of 50% of the share capital in the form of:

•	conditional capital (capital conditionnel) for the purpose of issuing shares in connection with, among other things, (1) option and conversion rights granted in connection with warrants and convertible bonds of us or one of our subsidiaries or (2) grants of rights to employees, members of our board of directors or consultants or our subsidiaries to subscribe for new shares (conversion or option rights); or

•	authorized capital (capital autorisé) to be utilized by our board of directors within a period determined by the shareholders but not exceeding two years from the date of the shareholder approval.

Pre-emptive Rights

Pursuant to the CO, shareholders have pre-emptive rights (droits de souscription) to subscribe for new issuances of shares. With respect to conditional capital in connection with the issuance of conversion rights, convertible bonds or similar debt instruments, shareholders have advance subscription rights (droit préférentiel de souscription) for the subscription of conversion rights, convertible bonds or similar debt instruments.

A resolution passed at a general meeting of shareholders by two-thirds of the shares represented and the absolute majority of the par value of the shares represented may authorize our board of directors to withdraw or limit pre-emptive rights or advance subscription rights in certain circumstances.

If pre-emptive rights are granted, but not exercised, our board of directors may allocate the pre-emptive rights as it elects.

With respect to our authorized share capital, we expect our board of directors to be authorized by our articles of association to withdraw or to limit the pre-emptive rights of shareholders, and to allocate them to third parties or to us, in the event that the newly issued shares are used for the purpose of:

•	expanding the shareholder base in certain capital markets or in the context of the listing, admission to official trading or registration of the shares at domestic or international stock exchanges;

•	granting an over-allotment option to underwriters in connection with a placement of shares;

•	share placements, provided the issue price is determined by reference to the market price;

•	the participation of our employees, members of our board of directors or consultants or of one of our subsidiaries in one or several equity incentive plans adopted by our board of directors;

•	the acquisition of companies, assets, participations or new investment projects or for public or private share placements for the financing or refinancing of such transactions;

•	for raising equity capital in a fast and flexible manner as such transaction would be difficult to carry out without the withdrawal of the pre-emptive rights of the existing shareholders;

•	the acquisition of a participation in us by a strategic partner; or

•	for all other reasons allowed by law pursuant to Article 652b, paragraph 2, of the CO.

Our Authorized Share Capital

Under our articles of association, our board of directors is authorized at any time until December 6, 2018 to increase our share capital by a maximum aggregate amount of CHF 891,587 through the issuance of not more than 11,590,631 shares, which would have to be fully paid-in, with a par value of CHF 0.0769 each.

Increases in partial amounts are permitted. Our board of directors has the power to determine the type of contributions, the issue price and the date on which the dividend entitlement starts.

Our board of directors is also authorized to withdraw or limit pre-emptive rights as described above. This authorization is exclusively linked to the particular available authorized share capital set out in the respective article. If the period to increase the share capital lapses without having been used by our board of directors, the authorization to withdraw or to limit the pre-emptive rights lapses simultaneously with such capital.

Our common shares to be sold in this offering will be issued out of our authorized share capital. Accordingly upon the consummation of this offering, our authorized but unissued share capital will decrease by the amount of CHF 891,587 (or by a larger amount to the extent that any over-allotment shares will be issued).

Our Conditional Share Capital

Conditional Share Capital for Warrants and Convertible Bonds

Our share capital may be increased by a maximum aggregate amount of CHF 570,616 through the issuance of not more than 7,418,008 common shares, which would have to be fully paid-in, with a par value of

CHF 0.0769 each, by the exercise of option and conversion rights granted in connection with convertible bonds or similar instruments of the Company or one of our subsidiaries. Shareholders will not have pre-emptive rights in such circumstances, but have a right to subscribe for the new bonds or other debt instruments by preference. The holders of the relevant debt instruments will be entitled to the new shares upon the occurrence of the applicable acquisition or conversion feature.

When issuing relevant debt instruments, the board of directors is authorized to withdraw or to limit the right of shareholders to subscribe for the relevant debt instruments by preference:

•	for the purpose of financing or refinancing our acquisition of enterprises, divisions thereof, or of participations or of newly planned investments;

•	if the issuance occurs in domestic or international capital markets including private placements; or

•	if the relevant debt instruments are to be acquired by an underwriter with subsequent offering to the public.

To the extent that the rights to subscribe for the new instruments by preference are withdrawn (1) the new instruments are to be issued at market conditions; (2) the term to exercise the option or conversion rights may not exceed ten years as of the date of the issue; and (3) the exercise price for the new shares must at least correspond to the market conditions at the time of the issuance.

Conditional Share Capital for Equity Incentive Plans

Our share capital may, to the exclusion of the pre-emptive rights of shareholders, be increased by a maximum aggregate amount of CHF 320,971 through the issuance of not more than 4,172,623 common shares, which would have to be fully paid-in, with a par value of CHF 0.0769 each, by the exercise of option or conversion rights that have been granted to employees, members of our board of directors or our consultants or of one of our subsidiaries through one or more equity incentive plans created by our board of directors.

Uncertificated Securities

Our shares are uncertificated securities (droits-valeurs, within the meaning of Article 973c of the CO) and, when administered by a financial intermediary (dépositaire, within the meaning of the Federal Act on Intermediated Securities, or FISA), qualify as intermediated securities (titres intermédiés, within the meaning of the FISA). In accordance with Article 973c of the CO, we will maintain a non-public register of uncertificated securities (registre des droits-valeurs).

Shareholders may request from us a written confirmation in respect of their shares. Shareholders are not entitled, however, to request the printing and delivery of share certificates. We may print and deliver certificates for shares at any time at our option. We may also, at our option, withdraw uncertificated shares from the custodian system where they have been registered and, with the consent of the shareholder, cancel issued certificates that are returned to us.

General Meeting of Shareholders

The general meeting of shareholders is our supreme corporate body. Under Swiss law, ordinary and extraordinary general meetings of shareholders may be held. Under Swiss law, an ordinary general meeting of shareholders must be held annually within six months after the end of a corporation’s financial year. In our case, this means on or before June 30 of any calendar year.

The following powers are vested exclusively in the general meeting of shareholders:

•	adopting and amending our articles of association;

•	electing the members of the board of directors, the chairman of the board of directors, the members of the compensation committee, the auditors and the independent proxy;

•	approving the business report, the annual statutory financial statements and the consolidated financial statements, and deciding on the allocation of profits as shown on the balance sheet, in particular with regard to dividends;

•	approving the compensation of members of the board of directors and executive management, which under Swiss law is not necessarily limited to the executive officers;

•	discharging the members of the board of directors and executive management from liability with respect to their tenure in the previous financial year; and

•	deciding matters reserved to the general meeting of shareholders by law or our articles of association or that are presented to it by the board of directors.

An extraordinary general meeting of shareholders may be called by a resolution of the board of directors or, under certain circumstances, by our auditor, liquidator or the representatives of bond holders, if any. In addition, the board of directors is required to convene an extraordinary general meeting of shareholders if shareholders representing at least 10% of the share capital request such general meeting of shareholders in writing. Such request must set forth the items to be discussed and the proposals to be acted upon. The board of directors must convene an extraordinary general meeting of shareholders and propose financial restructuring measures if, based on our stand-alone annual statutory balance sheet, half of our share capital and reserves are not covered by our assets.

Voting and Quorum Requirements

Shareholder resolutions and elections (including elections of members of the board of directors) require the affirmative vote of the absolute majority of the votes cast at the general meeting of shareholders, unless otherwise stipulated by law or our articles of association.

Under Swiss corporation law and our articles of association, a resolution of the general meeting of the shareholders passed by two-thirds of the shares represented at the meeting, and the absolute majority of the par value of the shares represented is required for:

•	amending our corporate purpose;

•	creating or cancelling shares with preference rights;

•	restricting the transferability of registered shares;

•	creating authorized or conditional share capital;

•	increasing the share capital out of equity, against contributions in kind or for the purpose of acquiring specific assets and granting specific benefits;

•	limiting or withdrawing shareholder’s pre-emptive rights;

•	relocating our registered office;

•	dissolving or liquidating;

•	amending the provision of our articles of association, which limits the number of our directors to eight; and

•	removing a serving member of our board of directors.

The same voting requirements apply to resolutions regarding transactions among corporations based on Switzerland’s Federal Act on Mergers, Demergers, Transformations and the Transfer of Assets of 2003, as amended, or the Swiss Merger Act (including a merger, demerger or conversion of a corporation) see “—Compulsory Acquisitions; Appraisal Rights.”

In accordance with Swiss law and generally accepted business practices, our articles of association do not provide quorum requirements generally applicable to general meetings of shareholders. To this extent, our practice varies from the requirement of NASDAQ Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting shares.

Notice

General meetings of shareholders must be convened by the board of directors at least twenty days before the date of the meeting. The general meeting of shareholders is convened by way of a notice appearing in our official publication medium, currently the Swiss Official Gazette of Commerce. Registered shareholders may also be informed by mail. The notice of a general meeting of shareholders must state the items on the agenda, the proposals to be acted upon and, in case of elections, the names of the nominated candidates. Except in the limited circumstances listed below, a resolution may not be passed at a general meeting without proper notice. This limitation does not apply to proposals to convene an extraordinary general meeting of shareholders or to initiate a special investigation. No previous notification is required for proposals concerning items included in the agenda or for debates that do not result in a vote.

The owners or representatives of all of our shares may, if no objection is raised, hold a general meeting of shareholders without complying with the formal requirements for convening general meetings of shareholders (a universal meeting). This universal meeting of shareholders may discuss and pass binding resolutions on all matters within the purview of the ordinary general meeting of shareholders, provided that the owners or representatives of all the shares are present at the meeting.

Agenda Requests

Pursuant to Swiss law, one or more shareholders whose combined shareholdings represent the lower of (1) one tenth of the share capital or (2) an aggregate par value of at least CHF 1,000,000, may request that an item be included in the agenda for a general meeting of shareholders. To be timely, the shareholder’s request must be received by us at least 60 calendar days in advance of the meeting.

Our business report, the compensation report and the auditor’s report must be made available for inspection by the shareholders at our registered office no later than 20 days prior to the ordinary general meeting. Shareholders of record must be notified of this in writing.

Shareholder Proposals

Under Swiss statutory law, at any general meeting of shareholders any shareholder may put proposals to the meeting if the proposal is part of an agenda item. In addition, even if the proposal is not part of any agenda item, any shareholder may propose to the meeting to convene an extraordinary general meeting of shareholders or to have a specific matter investigated by means of a special audit where this is necessary for the proper exercise of shareholders’ rights.

Voting Rights

Each of our shares entitles a holder to one vote, regardless of its par value. The shares are not divisible. The right to vote and the other rights of share ownership may only be exercised by shareholders (including any nominees) or usufructuaries who are entered in our share register at cut-off date determined by the board of directors. Those entitled to vote in the general meeting of shareholders may be represented by the independent proxy holder (annually elected by the general meeting of shareholders), another registered shareholder or third person with written authorization to act as proxy or the shareholder’s legal representative.

Dividends and Other Distributions

Our board of directors may propose to shareholders that a dividend or other distribution be paid but cannot itself authorize the distribution. Under our articles of association, dividend payments require a resolution passed by an absolute majority of the votes cast at a general meeting of shareholders. In addition, our auditors must confirm that the dividend proposal of our board of directors conforms to Swiss statutory law and our articles of association.

Under Swiss law, we may pay dividends only if we have sufficient distributable profits brought forward from the previous business years, or if we have distributable reserves, each as evidenced by our audited stand-alone statutory balance sheet prepared pursuant to Swiss law, and after allocations to reserves required by Swiss law and the articles of association have been deducted. We are not permitted to pay interim dividends out of profit of the current business year.

Distributable reserves are booked either as “retained earnings” (réserves issues du bénéfice) or as reserves from capital contributions (réserves issues du capital). Under the CO, if our general reserves (réserve générale) amount to less than 20% of our share capital recorded in the commercial register (i.e., 20% of the aggregate par value of our issued capital), then at least 5% of our annual profit must be retained as general reserves. In addition, if our general reserves amount to less than 50% of our share capital, 10% of the amounts distributed beyond payment of a dividend of 5% must be retained as general reserves. The CO permits us to accrue additional general reserves. Further, a purchase of our own shares (whether by us or a subsidiary) reduces the distributable reserves in an amount corresponding to the purchase price of such own shares. Finally, the CO under certain circumstances requires the creation of revaluation reserves which are not distributable.

Distributions out of issued share capital (i.e. the aggregate par value of our issued shares) are not allowed and may be made only by way of a share capital reduction. Such a capital reduction requires a resolution passed by an absolute majority of the shares cast at a general meeting of shareholders. The resolution of the shareholders must be recorded in a public deed and a special audit report must confirm that claims of our creditors remain fully covered despite the reduction in the share capital recorded in the commercial register. The share capital may be reduced below CHF 100,000 only if and to the extent that at the same time the statutory minimum share capital of CHF 100,000 is reestablished by sufficient new fully paid-up capital. Upon approval by the general meeting of shareholders of the capital reduction, the board of directors must give public notice of the capital reduction resolution in the Swiss Official Gazette of Commerce three times and notify creditors that they may request, within two months of the third publication, satisfaction of or security for their claims. The reduction of the share capital may be implemented only after expiration of this time limit.

Our board of directors determines the date on which the dividend entitlement starts. Dividends are usually due and payable shortly after the shareholders have passed the resolution approving the payment, but shareholders may also resolve at the ordinary general meeting of shareholders to pay dividends in quarterly or other installments.

For a discussion of the taxation of dividends, see the section in this prospectus entitled “Material Income Tax Considerations—Swiss Tax Considerations—Taxation of Common Shares—Swiss Federal Withholding Tax on Dividends and Distributions.”

Transfer of Shares

Shares in uncertificated form may only be transferred by way of assignment. Shares that constitute intermediated securities (titres intermédiés) may only be transferred when a credit of the relevant intermediated securities to the acquirer’s securities account is made in accordance with the relevant provisions of the FISA. Our articles of association provide that registered shares not incorporated into a certificate and that are not held as book entry securities may be transferred only by assignment. Such assignment shall be valid only if we have been notified thereof.

Voting rights may be exercised only after a shareholder has been entered in our share register (registre des actions) with his or her name and address (in the case of legal entities, the registered office) as a shareholder with voting rights.

Inspection of Books and Records

Under the CO, a shareholder has a right to inspect our share register with respect to his own shares and otherwise to the extent necessary to exercise his shareholder rights. No other person has a right to inspect our share register. Our books and correspondence may be inspected with the express authorization of the general meeting of shareholders or by resolution of the board of directors and subject to the safeguarding of our business secrets. See “Comparison of Swiss Law and Delaware Law—Inspection of Books and Records.”

Special Investigation

If the shareholders’ inspection rights as outlined above prove to be insufficient in the judgment of the shareholder, any shareholder may propose to the general meeting of shareholders that specific facts be examined by a special auditor in a special investigation. If the general meeting of shareholders approves the proposal, we or any shareholder may, within 30 calendar days after the general meeting of shareholders, request a court sitting at our registered office (currently in Geneva, Switzerland) to appoint a special auditor. If the general meeting of shareholders rejects the request, one or more shareholders representing at least 10% of the share capital or holders of shares in an aggregate par value of at least CHF 2,000,000 may request that the court appoint a special auditor. The court will issue such an order if the petitioners can demonstrate that the board of directors, any member of the board of directors or our executive management infringed the law or our articles of association and thereby caused damages to us or the shareholders. The costs of the investigation would generally be allocated to us and only in exceptional cases to the petitioners.

Compulsory Acquisitions; Appraisal Rights

Business combinations and other transactions that are governed by the Federal Act on Mergers, Demergers, Transformations and Asset Transfers of 2003, as amended, or the Swiss Merger Act, are binding on all shareholders. A statutory merger or demerger requires approval of two-thirds of the shares represented at a general meeting of shareholders and the absolute majority of the par value of the shares represented.

If a transaction under the Swiss Merger Act receives all of the necessary consents, all shareholders are compelled to participate in such transaction.

Swiss corporations may be acquired by an acquirer through the direct acquisition of shares. The Swiss Merger Act provides for the possibility of a so-called “cash-out” or “squeeze-out” merger if the acquirer controls 90% of the outstanding shares. In these limited circumstances, minority shareholders of the corporation being acquired may be compensated in a form other than through shares of the acquiring corporation (for instance, through cash or securities of a parent corporation of the acquiring corporation or of another corporation).

For business combinations effected in the form of a statutory merger or demerger and subject to Swiss law, the Swiss Merger Act provides that if equity rights have not been adequately preserved or compensation payments in the transaction are unreasonable, a shareholder may request the competent court to determine a reasonable amount of compensation. A decision issued by a competent court in this respect can be acted upon by any person who has the same legal status as the claimant.

In addition, under Swiss law, the sale of all or substantially all of our assets may be construed as a de facto dissolution of our company, and consequently require the approval of two-thirds of the shares represented at a general meeting of shareholders and the absolute majority of the par value of the shares represented. Whether a shareholder resolution is required depends on the particular transaction, whereas the following circumstances are generally deemed relevant in this respect:

•	a core part of the company’s business is sold without which it is economically impracticable or unreasonable to continue to operate the remaining business;

•	the company’s assets, after the divestment, are not invested in accordance with the company’s statutory business purpose; and

•	the proceeds of the divestment are not earmarked for reinvestment in accordance with the company’s business purpose but, instead, are intended for distribution to the company’s shareholders or for financial investments unrelated to the company’s business.

A shareholder of a Swiss corporation participating in certain corporate transactions governed by the Swiss Merger Act may, under certain circumstances, be entitled to appraisal rights. As a result, such shareholder may, in addition to the consideration (be it in shares or in cash) receive an additional amount to ensure that the shareholder receives the fair value of the shares held by the shareholder. Following a statutory merger or demerger, pursuant to the Swiss Merger Act, shareholders can file an appraisal action against the surviving company. If the consideration is deemed inadequate, the court will determine an adequate compensation payment.

Board of Directors

Our articles of association provide that our board of directors shall consist of no more than eight directors.

The members of our board of directors and the chairman are elected annually by the general meeting of shareholders for a period until the completion of the subsequent ordinary general meeting of shareholders and are eligible for re-election. Each member of the board of directors must be elected individually.

Powers

The board of directors has the following non-delegable and inalienable powers and duties:

•	the ultimate direction of the business of the company and issuing of the relevant directives;

•	laying down the organization of the company;

•	formulating accounting procedures, financial controls and financial planning;

•	nominating and removing persons entrusted with the management and representation of the company and regulating the power to sign for the company;

•	the ultimate supervision of those persons entrusted with management of the company, with particular regard to adherence to law, our articles of association as well as our regulations and directives;

•	issuing the business report and the compensation report, and preparing for the general meeting of shareholders and carrying out its resolutions;

•	informing the court in case of over-indebtedness.

The board of directors may, while retaining such non-delegable and inalienable powers and duties, delegate some of its powers, in particular direct management, to a single or to several of its members, managing directors, committees or to third parties who need be neither members of the board of directors nor shareholders. Pursuant to Swiss law, details of the delegation must be set in the organizational rules issued by the board of directors. The organizational rules may also contain other procedural rules such as quorum requirements.

Indemnification of Executive Management and Directors

Subject to Swiss law, our articles of association provide for indemnification of the existing and former members of the board of directors, executive management and their heirs, executors and administrators, against liabilities arising in connection with the performance of their duties in such capacity, and permits us to advance the expenses of defending any act, suit or proceeding to our directors and executive management.

In addition, under general principles of Swiss employment law, an employer may be required to indemnify an employee against losses and expenses incurred by such employee in the proper execution of his or her duties under the employment agreement with the employer. See the section of this prospectus entitled “Comparison of Swiss Law and Delaware Law—Indemnification of directors and executive management and limitation of liability.”

We have entered or will enter into indemnification agreements with each of the members of our board of directors and executive management. See the section of this prospectus entitled “Related Party Transactions—Indemnification Agreements.”

Conflict of Interest, Management Transactions

Swiss law does not have a specific provision regarding conflicts of interest. However, the CO contains a provision that requires our directors and executive management to safeguard the company’s interests and imposes a duty of loyalty and duty of care on our directors and executive management. This rule is generally understood to disqualify directors and executive management from participation in decisions that directly affect them. Our directors and executive officers are personally liable to us for breach of these provisions. In addition, Swiss law contains provisions under which directors and all persons engaged in the company’s management are liable to the company, each shareholder and the company’s creditors for damages caused by an intentional or negligent violation of their duties. Furthermore, Swiss law contains a provision under which payments made to any of the company’s shareholders or directors or any person associated with any such shareholder or director, other than payments made at arm’s length, must be repaid to the company if such shareholder, director or associated person acted in bad faith.

Our board of directors has adopted a Code of Business Conduct and Ethics to be effective upon the closing of this offering that will cover a broad range of matters, including the handling of conflicts of interest.

Principles of the Compensation of the Board of Directors and the Executive Management

Pursuant to Swiss law, beginning at our first annual meeting as a public company our shareholders must annually approve the compensation of the board of directors and the persons whom the board of directors has, fully or partially, entrusted with our management, which we refer to as our “executive management”. The board of directors must issue, on an annual basis, a written compensation report that must be reviewed together with a report on our business by our auditor. The compensation report must disclose all compensation, loans and other forms of indebtedness granted by us, directly or indirectly, to current or former members of the board of directors and executive management to the extent related to their former role or not on customary market terms.

The disclosure concerning compensation, loans and other forms of indebtedness must include:

•	the aggregate amount for the board of directors as well as the particular amount for each member of the board of directors, specifying the name and function of each respective person; and

•	the aggregate amount for the executive management as well as the particular amount for the member of the executive management with the highest compensation, specifying the name and function of such member.

Certain forms of compensation are prohibited for members of our board of directors and executive management, such as:

•	severance payments provided for either contractually or in the articles of association (compensation due during the notice period before termination of a contractual relationship does not qualify as severance payment);

•	advance compensation;

•	incentive fees for the acquisition or transfer of corporations or parts thereof by us or by companies being, directly or indirectly, controlled by the us;

•	loans, other forms of indebtedness, pension benefits not based on occupational pension schemes and performance-based compensation not provided for in the articles of association; and

•	equity securities and conversion and option rights awards not provided for in the articles of association.

Compensation to members of the board of directors and executive management for activities in entities that are, directly or indirectly, controlled by us is prohibited if the compensation (1) would have been prohibited if it was paid directly by us, (2) is not provided for in our articles of association and (3) has not been approved by the general meeting of shareholders.

Beginning at our first annual meeting as a public company, the shareholders will annually vote on the proposals of the board of directors with respect to:

•	the maximum aggregate amount of compensation of the board of directors until the next annual general meeting; and

•	the maximum aggregate amount of compensation of the executive management for the following financial year.

The board of directors may submit for approval at the general meeting of shareholders deviating or additional proposals relating to the same or different periods.

If the general meeting of shareholders does not approve a compensation proposal made by the board of directors, the board of directors must convene an extraordinary general meeting and submit a new compensation proposal to such meeting.

In addition to fixed compensation, members of the executive management and, under certain circumstances, the board of directors may be paid variable compensation, depending on the achievement of certain performance criteria or for retention purposes.

The performance criteria may include corporate targets and targets in relation to the market, other companies or comparable benchmarks and individual targets, taking into account the position and level of responsibility of the recipient of the variable compensation. The board of directors or, where delegated to it, the compensation committee shall determine the relative weight of the performance criteria and the respective target values.

Compensation may be paid or granted in the form of cash, shares, financial instruments, or in the form of other types of benefits. The board of directors or, where delegated to it, the compensation committee shall determine grant, vesting, exercise and forfeiture conditions.

Borrowing Powers

Neither Swiss law nor our articles of association restrict in any way our power to borrow and raise funds. The decision to borrow funds is made by or under the direction of our board of directors, and no approval by the shareholders is required in relation to any such borrowing.

Repurchases of Shares and Purchases of Own Shares

The CO limits our right to purchase and hold our own shares. We and our subsidiaries may purchase shares only if and to the extent that (1) we have freely distributable reserves in the amount of the purchase price; and (2) the aggregate par value of all shares held by us does not exceed 10% of our share capital. Pursuant to Swiss law, where shares are acquired in connection with a transfer restriction set out in the articles of association, the foregoing upper limit is 20%. We currently do not have any transfer restriction in our articles of association. If we own shares that exceed the threshold of 10% of our share capital, the excess must be sold or cancelled by means of a capital reduction within two years.

Shares held by us or our subsidiaries are not entitled to vote at the general meeting of shareholders but are entitled to the economic benefits applicable to the shares generally, including dividends and pre-emptive rights in the case of share capital increases.

In addition, selective share repurchases are only permitted under certain circumstances. Within these limitations, as is customary for Swiss corporations, we may purchase and sell our own shares from time to time in order to meet our obligations under our equity plans, to meet imbalances of supply and demand, to provide liquidity and to even out variances in the market price of shares.

Notification and Disclosure of Substantial Share Interests

The disclosure obligations generally applicable to shareholders of Swiss corporations under the Federal Act on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading of 2015, or the Financial Market Infrastructure Act, do not apply to us since our shares are not listed on a Swiss exchange.

Pursuant to Article 663c of the CO, Swiss corporations whose shares are listed on a stock exchange must disclose their significant shareholders and their shareholdings in the notes to their balance sheet, where this information is known or ought to be known. Significant shareholders are defined as shareholders and groups of shareholders linked through voting rights who hold more than 5% of all voting rights.

Mandatory Bid Rules

The obligation of any person or group of persons that acquires more than one third of a company’s voting rights to submit a cash offer for all the outstanding listed equity securities of the relevant company at a minimum price pursuant to the Financial Market Infrastructure Act does not apply to us since our shares are not listed on a Swiss exchange.

Stock Exchange Listing

We have applied to list our common shares on The NASDAQ Global Market under the symbol “OBSV.”

The Depository Trust Company

Initial settlement of the common shares issued in this offering will take place on the completion date of this offering through The Depository Trust Company, or DTC, in accordance with its customary settlement procedures for equity securities. Each person owning common shares held through DTC must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a holder of the shares.

Transfer Agent and Registrar of Shares

Our share register will initially be kept by              . The share register reflects only record owners of our shares. Swiss law does not recognize fractional share interests.

COMPARISON OF SWISS LAW AND DELAWARE LAW

The Swiss laws applicable to Swiss corporations and their shareholders differ from laws applicable to U.S. corporations and their shareholders. The following table summarizes significant differences in shareholder rights between the provisions of the Swiss Code of Obligations (Code suisse des obligations) and the Swiss Ordinance against excessive compensation in listed stock corporations applicable to our company and the Delaware General Corporation Law applicable to companies incorporated in Delaware and their shareholders. Please note that this is only a general summary of certain provisions applicable to companies in Delaware. Certain Delaware companies may be permitted to exclude certain of the provisions summarized below in their charter documents.

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW
Mergers and similar arrangements

Under the Delaware General Corporation Law, with certain exceptions, a merger, consolidation, sale, lease or transfer of all or substantially all of the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. A shareholder of a Delaware corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction. The Delaware General Corporation Law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90.0% of each class of capital stock without a vote by the shareholders of such subsidiary. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.	Under Swiss law, with certain exceptions, a merger or a division of the corporation or a sale of all or substantially all of the assets of a corporation must be approved by two-thirds of the shares represented at the relevant general meeting of shareholders as well as the absolute majority of the par value of the shares represented at such shareholders’ meeting. The articles of association may increase the voting threshold. A shareholder of a Swiss corporation participating in a statutory merger or demerger pursuant to the Swiss Merger Act can file an appraisal right lawsuit against the surviving company. As a result, if the consideration is deemed “inadequate,” such shareholder may, in addition to the consideration (be it in shares or in cash) receive an additional amount to ensure that such shareholder receives the fair value of the shares held by such shareholder. Swiss law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90.0% of the voting rights without a vote by shareholders of such subsidiary, if the shareholders of the subsidiary are offered the payment of the fair value in cash as an alternative to shares.

Shareholders’ suits

Class actions and derivative actions generally are available to shareholders of a Delaware corporation for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.	Class actions and derivative actions as such are not available under Swiss law. Nevertheless, certain actions may, to a limited extent, have a similar effect. An appraisal lawsuit won by a shareholder can be acted upon by any person who has the same legal status as the claimant. Also, a shareholder is entitled to bring suit against directors for breach of, among other things, their fiduciary duties and claim the payment of damages. However, unless the company is subject to bankruptcy proceedings, or if the relevant shareholder can demonstrate having suffered a loss in a personal capacity, a shareholder will only be allowed to ask for payment of damages to the

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW
corporation. Under Swiss law, the winning party is generally entitled to recover attorneys’ fees incurred in connection with such action, provided, however, that the court has discretion to permit the shareholder whose claim has been dismissed to recover attorneys’ fees incurred to the extent he acted in good faith.

Shareholder vote on board and management compensation

Under the Delaware General Corporation Law, the board of directors has the authority to fix the compensation of directors, unless otherwise restricted by the certificate of incorporation or bylaws.	Pursuant to the Swiss Ordinance against excessive compensation in listed stock corporations, the general meeting of shareholders has the non-transferable right, amongst others, to have a binding vote each year on the compensation due to the board of directors, executive management and advisory boards.

Annual vote on board renewal

Unless directors are elected by written consent in lieu of an annual meeting, directors are elected in an annual meeting of stockholders on a date and at a time designated by or in the manner provided in the bylaws. Re-election is possible.

Classified boards are permitted.

The general meeting of shareholders elects annually (i.e. until the end of the following annual general meeting) the members of the board of directors, the chairman of the board and the members of the compensation committee individually for a term of office of one year. Re-election is possible.

Indemnification of directors and executive management and limitation of liability

The Delaware General Corporation Law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of directors (but not other controlling persons) of the corporation for monetary damages for breach of a fiduciary duty as a director, except no provision in the certificate of incorporation may eliminate or limit the liability of a director for:

•       any breach of a director’s duty of loyalty to the corporation or its shareholders;

•       acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•       statutory liability for unlawful payment of dividends or unlawful stock purchase or redemption; or

•       any transaction from which the director derived an improper personal benefit.

Under Swiss corporate law, an indemnification of a director or member of the executive management in relation to potential personal liability is not effective to the extent the director or member of the executive management intentionally or negligently violated his or her corporate duties towards the corporation (certain views advocate that at least a grossly negligent violation is required to exclude the indemnification). Most violations of corporate law are regarded as violations of duties towards the corporation rather than towards the shareholders. In addition, indemnification of other controlling persons is not permitted under Swiss corporate law, including shareholders of the corporation.

Nevertheless, a corporation may enter into and pay for directors’ and officers’ liability insurance which typically covers negligent acts as well.

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW

A Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any proceeding, other than an action by or on behalf of the corporation, because the person is or was a director or officer, against liability incurred in connection with the proceeding if the director or officer acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation; and the director or officer, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Unless ordered by a court, any foregoing indemnification is subject to a determination that the director or officer has met the applicable standard of conduct:

•       by a majority vote of the directors who are not parties to the proceeding, even though less than a quorum;

•       by a committee of directors designated by a majority vote of the eligible directors, even though less than a quorum;

•       by independent legal counsel in a written opinion if there are no eligible directors, or if the eligible directors so direct; or

•       by the shareholders.

Moreover, a Delaware corporation may not indemnify a director or officer in connection with any proceeding in which the director or officer has been adjudged to be liable to the corporation unless and only to the extent that the court determines that, despite the adjudication of liability but in view of all the circumstances of the case, the director or officer is fairly and reasonably entitled to indemnity for those expenses which the court deems proper.

Directors’ fiduciary duties

A director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components:

•       the duty of care; and

•       the duty of loyalty.

The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this

A director of a Swiss corporation has a fiduciary duty to the corporation only. This duty has two components:

•       the duty of care; and

•       the duty of loyalty.

The duty of care requires that a director act in good faith, with the care that an ordinarily prudent director would exercise under similar circumstances.

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW
duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits in principle self-dealing by a director and mandates that the best interest of the corporation take precedence over any interest possessed by a director or officer.

The burden of proof for a violation of these duties is with the corporation or with the shareholder bringing a suit against the director.

Directors also have an obligation to treat shareholders that are in similar situations equally.

Shareholder action by written consent

A Delaware corporation may, in its certificate of incorporation, eliminate the right of shareholders to act by written consent.	Shareholders of a Swiss corporation may only exercise their voting rights in a general meeting of shareholders and may not act by written consents.

Shareholder proposals

A shareholder of a Delaware corporation has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

At any general meeting of shareholders any shareholder may put proposals to the meeting if the proposal is part of an agenda item. Unless the articles of association provide for a lower threshold or for additional shareholders’ rights:

•       one or several shareholders representing 10.0% of the share capital may ask that a general meeting of shareholders be called for specific agenda items and specific proposals; and

•       one or several shareholders representing 10.0% of the share capital or CHF 1.0 million of nominal share capital may ask that an agenda item including a specific proposal be put on the agenda for a regularly scheduled general meeting of shareholders, provided such request is made with appropriate notice.

Any shareholder can propose candidates for election as directors at an annual general meeting without prior written notice.

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW
In addition, any shareholder is entitled, at a general meeting of shareholders and without advance notice, to (1) request information from the Board on the affairs of the company (note, however, that the right to obtain such information is limited), (2) request information from the auditors on the methods and results of their audit, (3) request the holding of an extraordinary general meeting of shareholders and (4) request, under certain circumstances and subject to certain conditions, a special audit.

Cumulative voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation provides for it.	Cumulative voting is not permitted under Swiss corporate law. Pursuant to Swiss law, shareholders can vote for each proposed candidate, but they are not allowed to cumulate their votes for single candidates. An annual individual election of all members of the board of directors for a term of office of one year (i.e. until the end of the following annual general meeting) is mandatory for listed companies.

Removal of directors

A Delaware corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.	A Swiss corporation may remove, with or without cause, any director at any time with a resolution passed by an absolute majority of the shares represented at a general meeting of shareholders concerned. The articles of association may require the approval by a qualified majority of the shares represented at a meeting for the removal of a director. Our articles of association require that a shareholder resolution to remove an acting director be passed with a majority of two-thirds of the shares represented as well as the absolute majority of the par value of the shares represented.

Transactions with interested shareholders

The Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15.0% or more of the corporation’s outstanding voting stock within the past three years.	No such specific rule applies to a Swiss corporation.

Dissolution; Winding up

Unless the board of directors of a Delaware corporation approves the proposal to dissolve, dissolution must be approved by shareholders holding 100.0% of the total	A dissolution and winding up of a Swiss corporation requires the approval by two-thirds of the shares represented as well as the absolute majority of the par

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW
voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.	value of the shares represented at a general meeting of shareholders passing a resolution on such dissolution and winding up. The articles of association may increase the voting thresholds required for such a resolution.

Variation of rights of shares

A Delaware corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.	A Swiss corporation may modify the rights of a classes of shares with (1) a resolution passed by an absolute majority of the shares represented at the general meeting of shareholders and (2) a resolution passed by an absolute majority of the shares represented at the special meeting of the affected preferred shareholders. The issuance of shares that are granted more voting power requires the approval by two-thirds of the shares represented as well as the absolute majority of the par value of the shares represented at the relevant general meeting of shareholders.

Amendment of governing documents

A Delaware corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.	The articles of association of a Swiss corporation may be amended with a resolution passed by an absolute majority of the shares represented at such meeting, unless otherwise provided in the articles of association. There are a number of resolutions, such as an amendment of the stated purpose of the corporation and the introduction of authorized and conditional capital, that require the approval by two-thirds of the votes and an absolute majority of the par value of the shares represented at a shareholders’ meeting. The articles of association may increase the voting thresholds. Our articles of association require that a shareholder resolution to amend the provision, which limits the number of our directors to eight, be passed with a majority of two-thirds of the shares represented as well as the absolute majority of the par value of the shares represented.

Inspection of books and records

Shareholders of a Delaware corporation, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose, and to obtain copies of list(s) of shareholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.	Shareholders of a Swiss corporation may only inspect books and records if the general meeting of shareholders or the board of directors approved such inspection and only if confidential information possessed by a corporation is protected. A shareholder is only entitled to receive information to the extent required to exercise such shareholders’ rights, subject to the interests of the corporation. The

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW
right to inspect the share register is limited to the right to inspect that shareholder’s own entry in the share register.

Payment of dividends

The board of directors may approve a dividend without shareholder approval. Subject to any restrictions contained in its certificate of incorporation, the board may declare and pay dividends upon the shares of its capital stock either:

•    out of its surplus; or

•    in case there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared or the preceding fiscal year.

Stockholder approval is required to authorize capital stock in excess of that provided in the charter. Directors may issue authorized shares without stockholder approval.

Dividend payments are subject to the approval of the general meeting of shareholders. The board of directors may propose to shareholders that a dividend shall be paid but cannot itself authorize the distribution.

Payments out of the Company’s stated share capital (in other words, the aggregate par value of the Company’s registered share capital) in the form of dividends are not allowed; payments out of stated share capital may be made by way of a capital reduction only. Dividends may be paid only from the profits brought forward from the previous business years or if the Company has distributable reserves, each as will be presented on the Company’s audited annual stand-alone financial statements. The dividend may be determined only after the allocations to reserves required by the law and the articles of association have been made.

Creation and issuance of new shares

All creation of shares require the board of directors to adopt a resolution or resolutions, pursuant to authority expressly vested in the board of directors by the provisions of the company’s certificate of incorporation.	All creation of shares require a shareholders’ resolution. Authorized shares can be, once created by shareholder resolution, issued by the board of directors (subject to fulfillment of the authorization). Conditional shares are created and issued through the exercise of options and conversion rights related to debt instruments issued by the board of directors or such rights issued to employees.

Rights plans / poison pills

Under Swiss corporation law, shareholders have pre-emptive rights to subscribe for new issuances of shares. Under certain circumstances, shareholders may authorize the board of directors to limit or withdraw pre-emptive rights or advance subscription rights in certain circumstances. However, limitation or withdrawal of shareholders’ pre-emptive rights can only be decided for valid reasons. Preventing a particular shareholder to exercise influence over the company is generally believed not to be a valid reason to limit or withdraw shareholders’ pre-emptive rights.

COMMON SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common shares. Future sales of substantial amounts of our common shares in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of common shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common shares in the public market after such restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering and the conversion of all of our preferred shares into common shares on a one-for-one basis upon the closing of this offering, we will have              common shares outstanding, assuming no exercise of the underwriters’ option to purchase additional common shares and assuming no outstanding options are exercised. Of these shares,              common shares sold in this offering will be freely transferable without restriction or registration under the Securities Act of 1933, as amended, or the Securities Act, except for any common shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining              common shares existing are “restricted shares” as defined in Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 of the Securities Act. After the expiration of the contractual 180-day lock-up period described below, these common shares may be sold in the public market only if registered or pursuant to an exemption under Rules 144 or 701, which are summarized below.

Rule 144

In general, persons who have beneficially owned restricted common shares for at least six months, and any affiliate of the company who owns either restricted or unrestricted common shares, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

Non-Affiliates

Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale may sell an unlimited number of restricted securities under Rule 144 if:

•	the restricted securities have been held for at least six months, including the holding period of any prior owner other than one of our affiliates;

•	we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale; and

•	we are current in our Exchange Act reporting at the time of sale.

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.

Affiliates

Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to the restrictions described above. They are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three-month period only that number of securities that does not exceed the greater of either of the following:

•	1% of the number of common shares then outstanding, which will equal approximately shares immediately after the closing of this offering based on the number of common shares outstanding as of ; or

•	the average weekly trading volume of our common shares on The NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Additionally, persons who are our affiliates at the time of, or any time during the three months preceding, a sale may sell unrestricted securities under the requirements of Rule 144 described above, without regard to the six-month holding period of Rule 144, which does not apply to sales of unrestricted securities.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and in the section of this prospectus titled “Underwriting” and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

Registration Rights

We intend to enter into a registration rights agreement prior to the completion of this offering pursuant to which we will agree under certain circumstances to file a registration statement to register the resale of the shares held by certain of our existing shareholders, as well as to cooperate in certain public offerings of such shares. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates.

Lock-up Agreements

All of our directors, executive officers and the holders of substantially all of our shares have agreed, subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common shares or such other securities for a period of 180 days after the date of this prospectus, without the prior written consent of Credit Suisse Securities (USA) LLC, Jefferies LLC and Leerink Partners LLC. See the section of this prospectus entitled “Underwriting.”

MATERIAL INCOME TAX CONSIDERATIONS

The following summary contains a description of the material Swiss and U.S. federal income tax consequences of the acquisition, ownership and disposition of common shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase common shares. The summary is based upon the tax laws of Switzerland and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.

Swiss Tax Considerations

This summary of material Swiss tax consequences is based on Swiss law and regulations and the practice of the Swiss tax administration as in effect on the date hereof, all of which are subject to change (or subject to changes in interpretation), possibly with retroactive effect. The summary does not purport to take into account the specific circumstances of any particular shareholder or potential investor and does not relate to persons in the business of buying and selling common shares or other securities. The summary is not intended to be, and should not be interpreted as, legal or tax advice to any particular potential shareholder, and no representation with respect to the tax consequences to any particular shareholder is made.

Current and prospective shareholders are advised to consult their own tax advisors in light of their particular circumstances as to the Swiss tax laws, regulations and regulatory practices that could be relevant for them in connection with the offering, the acquiring, owning and selling or otherwise disposing of common shares and receiving dividends and similar cash or in-kind distributions on common shares (including dividends on liquidation proceeds and stock dividends) or distributions on common shares based upon a capital reduction (remboursements liés à la réduction de la valeur nominale des actions) or distributions paid out of capital contributions reserves (réserves issues d’apports de capital) and the consequences thereof under the tax laws, regulations and regulatory practices of Switzerland.

Taxation of Common Shares

Swiss Federal Withholding Tax on Dividends and Distributions

Dividend payments and similar cash or in-kind distributions on the common shares (including dividends on liquidation proceeds and stock dividends) that the Company makes to shareholders are subject to Swiss federal withholding tax (impôt anticipé) at a rate of 35% on the gross amount of the dividend. We are required to withhold the Swiss federal withholding tax from the dividend and remit it to the Swiss Federal Tax Administration. Distributions based upon a capital reduction (remboursements liés à la réduction de la valeur nominale des actions) and distributions paid out of capital contributions reserves (réserves issues d’apports de capital) are not subject to Swiss federal withholding tax.

The Swiss federal withholding tax may also apply to gains realized upon a repurchase of shares by the company, on the difference between the repurchase price and the par value of the shares; a different basis of taxation may apply under the capital contribution principle.

The Swiss federal withholding tax is refundable or creditable in full to a Swiss tax resident corporate and individual shareholder as well as to a non-Swiss tax resident corporate or individual shareholder who holds the common shares as part of a trade or business carried on in Switzerland through a permanent establishment or fixed place of business situated for tax purposes in Switzerland, if such person is the beneficial owner of the distribution and, in the case of a Swiss tax resident individual who holds the common shares as part of his private assets, duly reports the gross distribution received in his individual income tax return or, in the case of a person who holds the common shares as part of a trade or business carried on in Switzerland through a permanent establishment or fixed place of business situated for tax purposes in Switzerland, recognizes the gross dividend distribution for tax purposes as earnings in the income statements and reports the annual profit in the income tax return.

If a shareholder who is not a Swiss resident for tax purposes and does not hold the common shares in connection with the conduct of a trade or business in Switzerland through a permanent establishment or fixed place of business situated, for tax purposes in Switzerland, receives a distribution from the Company, the shareholder may be entitled to a full or partial refund or credit of Swiss federal withholding tax incurred on a taxable distribution if the country in which such shareholder is resident for tax purposes has entered into a treaty for the avoidance of double taxation with Switzerland and the further prerequisites of the treaty for a refund have been met. Shareholders not resident in Switzerland should be aware that the procedures for claiming treaty benefits (and the time required for obtaining a refund or credit) may differ from country to country.

Besides the bilateral treaties Switzerland has entered into an agreement with the European Community providing for measures equivalent to those laid down in Council Directive 2003/48/EC on taxation of savings income in the form of interest payments. This agreement contains in its Article 15 provisions on taxation of dividends which apply with respect to EU member states and provides for an exemption of Withholding Tax for companies under certain circumstances.

On January 1, 2013, treaties on final withholding taxes entered into by Switzerland with the United Kingdom and Austria came into force, each a Contracting State. The treaties require a Swiss paying agent, as defined in the treaties, to levy a flat-rate final withholding tax at rates specified in the treaties on certain capital gains and income items (including dividends), all as defined in the treaties, deriving from assets, including the common shares held in account or deposits with a Swiss paying agent by (1) an individual resident in a Contracting State, or (2) if certain requirements are met, by a domiciliary company (société de domicile), an insurance company in connection with a so-called insurance wrapper (contrat d’assurance vie utilisé comme envelope) or other individuals if the beneficial owner is an individual resident in a Contracting State. Under the treaty with the UK, the tax rate for individuals resident and domiciled in the UK is 35% on dividends and 27% on capital gains, and, under the treaty with Austria, 25% on dividends and capital gains. The flat-rate tax withheld substitutes the ordinary capital gains tax and income tax on the relevant capital gains and income items in the Contracting State where the individuals are tax resident, unless the individuals elect for the flat-rate tax withheld to be treated as if it were a credit allowable against the income tax or, as the case may be, capital gains tax, due for the relevant tax year in the relevant Contracting State. Alternatively, instead of paying the flat-rate tax, such individuals may opt for a disclosure or the relevant capital gains and income items to the tax authorities of the Contracting State where they are tax residents. If Swiss federal withholding tax of 35% has been withheld on dividends, the Swiss paying agent will—to the extent provided in the applicable bilateral treaty for the avoidance of double taxation between Switzerland and the Contracting State—in its own name and on behalf of the relevant shareholder file with the Swiss tax authorities a request for the partial refund of the Swiss federal withholding tax. The Swiss federal withholding tax which is not refundable according to the bilateral tax treaty (residual tax) is credited against the flat-rate final withholding tax.

Individual and Corporate Income Tax on Dividends

Swiss resident individuals holding the common shares as part of their private assets who receive dividends and similar distributions (including stock dividends and liquidation proceeds), which are not repayments of the par value of the common shares or distributions paid out of capital contributions reserves (réserves issues d’apports de capital) are required to report such payments in their individual income tax returns and are liable to Swiss federal, cantonal and communal income taxes on any net taxable income for the relevant tax period. Furthermore, for the purpose of the Direct Federal Tax, dividends, shares in profits, liquidation proceeds and pecuniary benefits from shares (including bonus shares) are included in the tax base for only 60% of their value, if the investment amounts to at least 10% of nominal capital of the Company. All cantons have introduced similar partial taxation measures at cantonal and communal levels.

Swiss resident individuals as well as non-Swiss resident individual taxpayers holding the common shares in connection with the conduct of a trade or business in Switzerland through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, are required to recognize dividends, distributions based upon a capital reduction (remboursements liés à la réduction de la valeur nominale des actions) and distributions paid out of capital contributions reserves (réserves issues d’apports de capital) in their income statements for the relevant tax period and are liable to Swiss federal, cantonal and communal individual or corporate income taxes, as the case may be, on any net taxable earnings accumulated (including the payment of dividends) for such period. Furthermore, for the purpose of the Direct Federal Tax, dividends, shares in profits, liquidation proceeds and pecuniary benefits from shares (including bonus shares) are included in the tax base for only 50%, if the investment is held in connection with the conduct of a trade or business or qualifies as an opted business asset according to Swiss tax law and amounts to at least 10% of nominal capital of the Company. All cantons, save for Neuenburg, have introduced similar partial taxation measures at cantonal and communal levels.

Swiss resident corporate taxpayers as well as non-Swiss resident corporate taxpayers holding the common shares in connection with the conduct of a trade or business through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, are required to recognize dividends, distributions based upon a capital reduction (remboursements liés à la réduction de la valeur nominale des actions) and distributions paid out of capital contributions reserves (réserves issues d’apports de capital) in their income statements for the relevant tax period and are liable to Swiss federal, cantonal and communal corporate income taxes on any net taxable earnings accumulated for such period. Swiss resident corporate taxpayers as well as non-Swiss resident corporate taxpayers holding the common shares in connection with the conduct of a trade or business through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland may be eligible for dividend relief (réduction pour participation) in respect of dividends and distributions based upon a capital reduction (remboursements liés à la réduction de la valeur nominale des actions) and distributions paid out of capital contributions reserves (réserves issues d’apports de capital) if the common shares held by them as part of a Swiss business have an aggregate market value of at least CHF 1 million of represent at least 10% of the share capital of the Company or give entitlement to at least 10% of the profits and reserves of the Company, respectively.

Recipients of dividends and similar distributions on the common shares (including stock dividends and liquidation proceeds) who are neither residents of Switzerland nor during the current taxation year have engaged in a trade or business in Switzerland and who are not subject to taxation in Switzerland for any other reason are not subject to Swiss federal, cantonal or communal individual or corporate income taxes in respect of dividend payments and similar distributions because of the mere holding of the common shares.

Wealth and Annual Capital Tax on Holding of Common Shares

Swiss resident individuals and non-Swiss resident individuals holding the common shares in connection with the conduct of a trade or business in Switzerland through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, are required to report their common shares as part of their wealth and will be subject to cantonal and communal wealth tax to the extent the aggregate taxable net wealth is allocable to Switzerland.

Swiss resident corporate taxpayers and non-Swiss resident corporate taxpayers holding the common shares in connection with the conduct of a trade or business in Switzerland through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, will be subject to cantonal and communal annual capital tax on the taxable capital to the extent the aggregate taxable capital is allocable to Switzerland.

Individuals and corporate taxpayers not resident in Switzerland for tax purposes and not holding the common shares in connection with the conduct of a trade or business in Switzerland through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, are not subject to wealth or annual capital tax in Switzerland because of the mere holding of the common shares.

Capital Gains on Disposal of Common Shares

Swiss resident individuals who sell or otherwise dispose of the common shares realize a tax-free capital gain, or a non-deductible capital loss, as the case may be, provided that they hold the common shares as part of their private assets.

Capital gains realized on the sale of the common shares held by Swiss resident individuals, Swiss resident corporate taxpayers as well as non-Swiss resident individuals and corporate taxpayers holding the common shares in connection with the conduct of a trade or business in Switzerland through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, will be subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be. This also applies to Swiss resident individuals who, for individual income tax purposes, are deemed to be professional securities dealers for reasons of, inter alia, frequent dealing and debt-financed purchases. Capital gains realized by resident individuals who hold the common shares as business assets might be entitled to reductions or partial taxations similar to those mentioned above for dividends if certain conditions are met (e.g. holding period of at least one year and participation of at least 10% of nominal capital).

Swiss resident corporate taxpayers as well as non-Swiss resident corporate taxpayers holding the common shares in connection with the conduct of a trade or business, through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, are required to recognize such capital gain in their income statements for the relevant tax period. Corporate taxpayers may qualify for participation relief on capital gains (réduction pour participations), if the common shares sold during the tax period reflect an interest of at least 10% in the Company’s capital or if the common shares sold allow for at least 10% of the Company’s profit and reserve and were held for at least one year. The tax relief applies to the difference between the sale proceeds of common shares by the Company and the investment cost of the participation.

Individuals and corporations not resident in Switzerland for tax purposes and not holding the common shares in connection with the conduct of a trade or business in Switzerland through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, are not subject to Swiss federal, cantonal and communal individual income or corporate income tax, as the case may be, on capital gains realized on the sale of the common shares.

Gift and Inheritance Tax

Transfers of common shares may be subject to cantonal or communal inheritance or gift taxes if the deceased or the donor or the recipient were resident in a Canton levying such taxes and, in international circumstances where residency requirements are satisfied, if the applicable tax treaty were to allocate the right to tax to Switzerland.

Swiss Issuance Stamp Duty

The Company will be subject to and pay to the Swiss Federal Tax Administration a 1% Swiss federal issuance stamp duty (droit de timbre d’émissions) on the consideration received by it for the issuance of the Shares less certain costs incurred in connection with the issuance.

Swiss Securities Transfer Stamp Duty

The purchase or sale of the common shares, whether by Swiss residents or non-Swiss residents, may be subject to Swiss securities transfer stamp duty of up to 0.15%, calculated on the purchase price or the proceeds if the purchase or sale occurs through or with a Swiss bank or other Swiss securities dealer as defined in the Swiss Federal Stamp Duty Act as an intermediary or party to the transaction unless an exemption applies. The issuance of the common shares to the initial shareholders at the offering price is not subject to Swiss securities transfer stamp duty.

Material U.S. Federal Income Tax Consequences for U.S. Holders

The following is a description of the material U.S. federal income tax consequences to U.S. Holders (as defined below) of owning and disposing of common shares, but it does not purport to be a comprehensive description of all tax consequences that may be relevant to a particular person’s decision to acquire common shares. This discussion applies only to a U.S. Holder that will hold common shares as “capital assets” for tax purposes (generally, property held for investment). In addition, it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential impact of the Medicare contribution tax on net investment income or tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•	persons holding common shares as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the common shares;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities or arrangements classified as partnerships for U.S. federal income tax purposes;

•	tax-exempt entities;

•	persons that own or are deemed to own ten percent or more of our voting stock;

•	persons who acquired our voting stock pursuant to the exercise of a stock option or otherwise as compensation; or

•	persons holding shares in connection with a trade or business conducted outside of the United States.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds common shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships considering the acquisition of common shares and partners in such partnerships should consult their tax advisors as to their particular U.S. federal income tax consequences of owning and disposing of the common shares.

This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between Switzerland and the United States, or the Treaty, all as of the date hereof, any of which is subject to change, possibly with retroactive effect.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of common shares who is eligible for the benefits of the Treaty and is:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

U.S. Holders should consult their tax advisors concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of common shares in their particular circumstances.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation will be a “passive foreign investment corporation” or “PFIC” for any taxable year in which (1) 75% or more of its gross income consists of passive income (the “PFIC income test”) or (2) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income (the “PFIC asset test”). For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% (by value) of the shares of another corporation is treated as if it held its proportionate share of the assets and received directly its proportionate share of the income of such other corporation. Passive income generally includes dividends, interest, certain rents and royalties, and capital gains. Assets that produce, or are held for the production of, passive income include cash, cash equivalents and marketable securities.

We do not believe that we were a PFIC in prior taxable years and we do not expect to be a PFIC for our taxable year ending December 31, 2016. However, our operations generate very limited amounts of non-passive income. Until we generate sufficient revenue from active licensing and other non-passive sources, there is a risk that we will be a PFIC under the PFIC income test. Moreover, we hold, and expect to continue to hold following this offering, a substantial amount of cash and cash equivalents. Because the calculation of the value of our assets may be based in part on the value of our common shares, the value of which may fluctuate considerably after this offering, it is difficult to predict whether we will be a PFIC under the PFIC asset test. Even if we determine that we are not a PFIC after the close of a taxable year, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion. Because PFIC status is a fact specific determination, and generally cannot be made until the close of the taxable year in question, no assurance can be given that we will not be a PFIC for our current taxable year and that we will not be a PFIC in future taxable years. Our United States counsel expresses no opinion with respect to our PFIC status for prior years, the current taxable year or any future years.

Under attribution rules, if we are a PFIC, U.S. Holders will be deemed to own their proportionate shares of Lower-tier PFICs and will be subject to U.S. federal income tax according to the rules described in the following paragraphs on (1) certain distributions by a Lower-tier PFIC and (2) a disposition of shares of a Lower-tier PFIC, in each case as if the U.S. Holder held such shares directly, even though such holders have not received the proceeds of those distributions or dispositions directly.

If we are a PFIC for any taxable year during which a U.S. Holder holds our common shares, the U.S. Holder may be subject to certain adverse tax consequences. Unless a holder makes a timely “mark-to-market” election or “qualified electing fund” election, each as discussed below, gain recognized on a disposition (including, under certain circumstances, a pledge) of common shares by the U.S. Holder, or on an indirect disposition of shares of a Lower-tier PFIC, will be allocated ratably over the U.S. Holder’s holding period for the shares. The amounts allocated to the taxable year of disposition and to years before we became a PFIC will be taxed as ordinary income arising in the taxable year of disposition. The amounts allocated to each other taxable year will be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge will be imposed on the tax attributable to the allocated amounts. Further, to the extent that any distribution received by a U.S. Holder on our common shares (or a distribution by a Lower-tier PFIC that is deemed to be received by a U.S. Holder) exceeds 125% of the average of the annual distributions with respect to such shares received during the preceding three taxable years or the U.S. Holder’s holding period, whichever is shorter, the distribution will be subject to taxation in the same manner as gain on disposition of common shares, described immediately above.

If we are a PFIC for any year during which a U.S. Holder holds common shares, we generally will continue to be treated as a PFIC with respect to such holder for all succeeding years during which such U.S. Holder holds common shares, even if we cease to meet the threshold requirements for PFIC status. U.S. Holders should consult their tax advisors regarding the potential availability of a “deemed sale” election that would allow them to eliminate this continuing PFIC status under certain circumstances.

If the common shares are “regularly traded” on a “qualified exchange,” a U.S. Holder may make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above. The common shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the common shares is traded on a qualified exchange on at least 15 days during each calendar quarter. The NASDAQ Global Market, on which we plan to list the common shares, is a qualified exchange for this purpose. U.S. Holders should consult their tax advisors regarding the availability and advisability of making a mark-to-market election in their particular circumstances. In particular, U.S. Holders should consider carefully the impact of a mark-to-market election with respect to their common shares given that we may have Lower-tier PFICs for which a mark-to-market election would not be available.

If a U.S. Holder makes the mark-to-market election, such holder generally will recognize as ordinary income any excess of the fair market value of their common shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of their common shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, such holder’s tax basis in their common shares will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of common shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). Distributions paid on common shares will be treated as discussed below under “Taxation of Distributions.”

Alternatively, a U.S. Holder can make a “qualified electing fund election,” or a QEF Election, if we provide the information required to treat us and each Lower-tier PFIC as a qualified electing fund in the first taxable year that we are a PFIC with respect to such holder. The U.S. Holder makes a QEF Election for us (and each Lower-tier PFIC) by attaching a separate properly completed IRS Form 8621 for us (and each Lower-tier PFIC) to the holder’s timely filed U.S. federal income tax return. We currently intend to provide the information necessary for a U.S. Holder to make a QEF Election with respect to us and we currently intend to cause each Lower-tier PFIC that we control to provide such information and take any additional steps that may be necessary to allow a U.S. Holder to make a QEF Election for us and each such Lower-tier PFIC.

If a U.S. Holder makes a QEF Election with respect to us, the electing U.S. Holder will be currently taxable on its pro rata share of our ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that we are a PFIC with respect to such U.S. Holder. Distributions paid by us out of our earnings and profits that were included in the holder’s income as a result of the holder having made a QEF Election will not be included in the gross income of the holder. A U.S. Holder will increase its tax basis in our common shares by an amount equal to its pro rata share of our ordinary earnings and net capital gain included in gross income and decrease its tax basis in our common shares by an amount distributed on those common shares to the extent the distribution is not included in the holder’s gross income. In addition, a U.S. Holder will recognize capital gain or loss on the disposition of our common shares in an amount equal to the difference between the amount realized and the holder’s adjusted tax basis in our common shares. U.S. Holders should note that if they make QEF Elections with respect to us and Lower-tier PFICs, they may be required to pay U.S. federal income tax with respect to their common shares for any taxable year significantly in excess of any cash distributions received on the shares for such taxable year. U.S. Holders should consult their tax advisors regarding making QEF Elections in their particular circumstances.

Furthermore, as discussed below, if we are a PFIC for the taxable year in which we pay a dividend or the prior taxable year, the 20% dividend rate with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If we are a PFIC for any taxable year during which a U.S. Holder holds common shares, such U.S. Holder will be required to file an annual information report with such U.S. Holder’s U.S. federal income tax return on IRS Form 8621.

U.S. Holders should consult their tax advisors concerning our PFIC status and the tax considerations relevant to an investment in a PFIC.

Taxation of Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate paying dividends in the foreseeable future. However, if we do make distributions of cash or property on our common shares, subject to the passive foreign investment company rules described above, such distributions, other than certain pro rata distributions of common shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. The amount of a dividend will include any amounts withheld by us in respect of Swiss taxes. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend income paid in Swiss Francs will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Dividends paid by us will generally be taxable to a non-corporate U.S. Holder at the special reduced rate normally applicable to long-term capital gains, provided we are not a PFIC in the taxable year in which the dividends are received or in the preceding taxable year, and so long as certain holding period requirements are met. However, as discussed above under “Passive Foreign Investment Company Rules,” if we are considered a PFIC, the special reduced rate will not be available with respect to dividends paid by us.

Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s circumstances, Swiss income taxes withheld from dividends on common shares at a rate not exceeding the rate provided by the Treaty will be creditable against the U.S. Holder’s U.S. federal income tax liability. Swiss taxes withheld in excess of the rate applicable under the Treaty will not be eligible for credit against a U.S. Holder’s federal income tax liability. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including the Swiss tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Sale or Other Taxable Disposition of Common Shares

Subject to the passive foreign investment company rules described above, for U.S. federal income tax purposes, gain or loss realized on the sale or other taxable disposition of common shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the common shares for more than one year at the time of sale or other taxable disposition. The amount of the gain or loss will equal the difference between the amount realized on the disposition of the common shares and such U.S. Holder’s adjusted tax basis in the common shares, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (1) the U.S. Holder is a corporation or other exempt recipient or (2) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding, or otherwise establishes an exemption.

The amount of any backup withholding from a payment to a U.S. Holder may be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Information With Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals or that are certain entities are required to report information relating to an interest in our common shares, subject to certain exceptions (including an exception for common shares held in accounts maintained by certain U.S. financial institutions). U.S. Holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of the common shares.

Transfer Reporting Requirements

A U.S. Holder that acquires our common shares may be required to file a Form 926 or a similar form with the IRS if the amount of cash paid by the holder to us to purchase such common shares, when aggregated with all transfers made by such person (or any related person, including family members) within the preceding 12 month period, exceeds $100,000 and certain other conditions are met. U.S. Holders should consult their tax advisors regarding the applicability of this requirement to their acquisition of the common shares.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated          , 2017, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, Jefferies LLC and Leerink Partners LLC are acting as representatives the following respective numbers of common shares:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
Jefferies LLC
Leerink Partners LLC

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters are obligated to purchase all the common shares in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to          additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common shares.

The underwriters propose to offer the common shares initially at the public offering price on the cover page of this prospectus at that price less a selling concession of $          per share. The underwriters and selling group members may allow a discount of $          per share on sales to other broker/dealers. After the initial public offering the underwriters may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we will pay with and without the option to purchase additional shares:

	Per Share		Total
	Without Option	With Option	Without Option	With Option
Initial public offering price	$	$	$	$
Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Proceeds to us	$	$	$	$

We have also agreed to reimburse the underwriters for certain expenses, including up to $         for their FINRA counsel fee. In accordance with FINRA Rule 5110, this reimbursed fee is deemed underwriting compensation for this offering.

We have agreed that we will not offer, sell, issue, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any of our common shares or securities convertible into or exchangeable or exercisable for any of our common shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representatives for a period of 180 days after the date of this prospectus. The restrictions described in this paragraph do not apply to (1) grants of employee options or other equity-based awards pursuant to the terms of our equity incentive plans, (2) issuances of our common shares or securities convertible into or exchangeable or exercisable for any of our common shares pursuant to the exercise of such options or other equity-based awards, (3) issuances of our common shares or securities convertible into or exchangeable or exercisable for any of our common shares pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or option or (4) the issuance of our common shares in this offering, provided in the case of clauses (2) and (3), the recipients of our common shares or securities agree to be bound by a lockup letter in the form executed by our directors, officers and existing securityholders.

Our officers, directors and substantially all of our existing security holders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of our common shares or securities convertible into or exchangeable or exercisable for any of our common shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common shares, whether any of these transactions is to be settled by delivery of our common shares or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives for a period of 180 days after the date of this prospectus. If, prior to the expiration of the 180-day period, a request to release securities subject to a lock-up agreement is received, the representatives will consider, among other factors, such holder’s reasons for requesting the release, the number of securities for which the release is being requested and market conditions at the time. The restrictions described in this paragraph do not apply to:

(1) any of our common shares acquired by the lock-up signatory in the offering or in the open market (other than shares purchased by our directors and officers pursuant to our directed share program);

(2) the exercise with cash of options or other similar awards granted pursuant to our equity incentive plans described in this prospectus, provided that such restrictions shall apply to any of the lock-up signatory’s common shares issued upon such exercise;

(3) the establishment of any contract, instruction or plan, referred to herein as a Plan, that satisfies all of the requirements of Rule 10b5-1 under the Exchange Act for the transfer of common shares, provided that no sales of the lock-up signatory’s common shares shall be made pursuant to such a Plan prior to the expiration of the 180-day period referred to above;

(4) transfers of our common shares or any security convertible or exchangeable for our common shares as a bona fide gift or gifts not involving a disposition for value or for bona fide estate planning purposes, as a bona fide gift to a charity or educational institution, transfers to a member or members of the lock-up signatory’s family or to a trust, the direct or indirect beneficiaries of which are the lock-up signatory or a member or members of the lock-up signatory’s family, by testate succession or intestate distribution, if the undersigned is a trust, to any beneficiary of the undersigned or to the estate of any such beneficiary, to shareholders, members, current or former partners (general or limited or managers or owners of a similar equity interest in, the lock-up signatory or to any corporation, partnership or other person or entity that is a direct or indirect affiliate of the lock-up signatory, transfers to the estates of any such shareholders, affiliates, partners, members or managers not involving a disposition for value of the common shares or transfers that occurs by operation of law pursuant to a qualified domestic order or in connection with a divorce settlement or other court order provided that each donee, distributee or transferee, as the case may be, agrees to be subject to the same restrictions as the lock-up signatory;

(5) transfers of common shares or any security convertible into or exercisable or exchangeable for common shares pursuant to a bona fide third-party tender offer for all of our outstanding common shares, merger, consolidation or other similar transaction made to all holders of our common shares involving a change of control of us (including the entering into any lock-up, voting or similar agreement pursuant to which the lock-up signatory may agree to transfer, sell, tender or otherwise dispose of our common shares in connection with such transaction), provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, such common shares will remain subject to the transfer restrictions described above;

(6) any conversion of our non-voting shares or preferred shares into our common shares, provided that any common shares received upon such conversion remain subject to the transfer restrictions described above; or

(7) the transfer of the lock-up signatory’s shares of our common shares or any security convertible into or exercisable or exchangeable for our common shares to us pursuant to any contractual arrangement in effect on the date of the lock-up agreement that provides for the repurchase of the lock-up signatory’s common shares or such other securities by us or in connection with the termination of the lock-up signatory’s employment or other service relationship with us.

The above restrictions apply to any shares purchased pursuant to our directed share program.

In the case of any transfer or distribution pursuant to clause (2) through (4), no filing by any party under the Exchange Act or other public announcement shall be required or voluntarily made (other than a filing on Form 5 after the expiration of the 180-day period referred to above). In the case of clause (1), no filing by any party under the Exchange Act or other public announcement shall be required or voluntarily made with respect to the subsequent sales of such Securities acquired by the lock-up signatory in the offering or in the open market (other than a filing on Form 5 after the expiration of the 180-day period referred to above).

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

Entities affiliated with Medicxi have indicated an interest to purchase up to an aggregate of $         million of our common shares in this offering at the initial public offering price. In addition, certain of our existing shareholders and their affiliated entities have indicated an interest to purchase up to an aggregate of $         million of our common shares in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these entities, or any of these entities may determine to purchase more, less or no shares in this offering. The underwriters will receive the same underwriting discount on any shares purchased by these entities as they will on any other shares sold to the public in this offering.

NASDAQ

We have applied to list our common shares on The NASDAQ Global Market under the symbol “OBSV.”

Determination of Offering Price

Prior to this offering, there has been no public market for our common shares. Consequently, the initial public offering price will be determined by negotiations among us and the representatives and will not necessarily reflect the market price of the common shares following this offering. The principal factors that will be considered in determining the initial public offering price will include:

•	the information presented in this prospectus and otherwise available to the underwriters;

•	the history of, and prospects for, the industry in which we will compete;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development, results of operations and our current financial condition;

•	the general condition of the securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

We cannot assure you that the initial public offering price will correspond to the price at which the common shares will trade in the public market subsequent to this offering or that an active trading market for the common shares will develop and continue after this offering.

Price Stabilization, Short Positions and Penalty Bids

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common shares originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the common shares who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common shares until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of the common shares. As a result the price of our common shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ Global Market and, if commenced, may be discontinued at any time.

Electronic Distribution

A prospectus in electronic format will be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Selling Restrictions

Notice to Investors in the European Economic Area

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive, each a Relevant Member State, the underwriters represent and agree that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, they have not made and will not make an offer of our common shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to our common shares that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that they may, with effect from and including the Relevant Implementation Date, make an offer of our common shares to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of our common shares shall require the publication by the issuer or the underwriters of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any of our common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common shares to be offered so as to enable an investor to decide to purchase or subscribe our common shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and (and amendments thereto, including Directive 2010/73/EU, to the extent implemented in each Relevant Member State) includes any relevant implementing measure in each Relevant Member State.

Notice to Investors in the United Kingdom

The underwriters:

•	have only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity within the meaning of section 21 of the Financial Services and Markets Act 2000, or FSMA, in connection with the sale or issue of the common shares in circumstances in which section 21 of FSMA does not apply to the underwriters; and

•	have complied with, and will comply with all applicable provisions of FSMA with respect to anything done by them in relation to the common shares in, from or otherwise involving the United Kingdom.

This prospectus is directed solely at persons who (1) are outside the United Kingdom, (2) have professional experience in matters relating to investments or (3) are persons falling within Article 49(2)(a) to (d) of The Financial Services and Markets Act (Financial Promotion) Order 2005 (all such persons together being referred to as Relevant Persons). This prospectus must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this prospectus relates is available only to relevant persons and will be engaged in with Relevant Persons only.

Notice to Prospective Investors in Switzerland

The shares will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland.

Neither this document nor any other offering or marketing material relating to this offering, the Company, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or the CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or the DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or the ASIC, in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under this offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The common shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (1) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (2) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the common shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong).

Notice to Prospective Investors in Japan

The common shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Non-CIS Securities may not be circulated or distributed, nor may the Non-CIS Securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, the SFA, (2) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Non-CIS Securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (1) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (2) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Non-CIS Securities pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 267(7) of the SFA; or

•	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Canadian Residents

Resale Restrictions

The distribution of the common shares in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made. Any resale of the common shares in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

Representations of Canadian Purchasers

By purchasing the common shares in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common shares without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106—Prospectus Exemptions;

•	the purchaser is a “permitted client” as defined in National Instrument 31-103—Registration Requirements, Exemptions and Ongoing Registrant Obligations;

•	where required by law, the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.

Conflicts of Interest

Canadian purchasers are hereby notified that the underwriters are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105—Underwriting Conflicts from having to provide certain conflict of interest disclosure in this document.

Statutory Rights of Action

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the offering memorandum (including any amendment thereto) such as this document contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of the common shares offered in this offering should consult their own legal and tax advisors with respect to the tax consequences of an investment in such common shares in their particular circumstances and about the eligibility of the common shares for investment by the purchaser under relevant Canadian legislation.

Other Relationships

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. These investments and securities activities may involve securities or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

EXPENSES OF THIS OFFERING

Set forth below is an itemization of the total expenses, excluding the underwriting discounts and commissions, which are expected to be incurred in connection with our sale of shares in this offering. With the exception of the registration fee payable to the SEC, the NASDAQ listing fee and the filing fee payable to FINRA all amounts are estimates.

Itemized Expense	Amount
SEC registration fee		$9,996.38
NASDAQ listing fee		*
FINRA filing fee		13,437.50
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous costs		*

Total	$	*

*	To be filed by amendment.

LEGAL MATTERS

Certain matters of U.S. federal and New York State law will be passed upon for us by Cooley LLP, New York, New York. The validity of the common shares and certain other matters of Swiss law will be passed upon for us by Lenz & Staehelin, Geneva, Switzerland. Latham & Watkins LLP, Menlo Park, California, is representing the underwriters in connection with this offering.

EXPERTS

The consolidated financial statements as of December 31, 2015 and 2014 and for each of the two years ended December 31, 2015 and December 31, 2014, included in this prospectus have been so included in reliance on the report (which contains an emphasis of a matter paragraph relating to the Company’s restatement of its consolidated financial statements to give effect to the stock split, as described in Note 22 to the consolidated financial statements) of PricewaterhouseCoopers SA, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The current address of PricewaterhouseCoopers SA is Avenue Giuseppe-Motta 50, CH-1211 Geneva, Switzerland.

ENFORCEMENT OF JUDGMENTS

We are organized under the laws of Switzerland and our jurisdiction of incorporation is Geneva, Switzerland. Moreover, a number of our directors and executive officers and a number of directors of each of our subsidiaries are not residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or upon such persons or to enforce against them judgments obtained in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our Swiss counsel that there is doubt as to the enforceability in Switzerland of original actions, or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent predicated upon the federal and state securities laws of the United States. Original actions against persons in Switzerland based solely upon the U.S. federal or state securities laws are governed, among other things, by the principles set forth in the Swiss Federal Act on International Private Law of 1987, as amended, or PILA. This statute provides that the application of provisions of non-Swiss law by the courts in Switzerland shall be precluded if the result was incompatible with Swiss public policy. Also, mandatory provisions of Swiss law may be applicable regardless of any other law that would otherwise apply.

Switzerland and the United States do not have a treaty providing for reciprocal recognition of and enforcement of judgments in civil and commercial matters. The recognition and enforcement of a judgment of the courts of the United States in Switzerland is governed by the principles set forth in the PILA. This statute provides in principle that a judgment rendered by a non-Swiss court may be enforced in Switzerland only if:

•	the non-Swiss court had jurisdiction pursuant to the PILA;

•	the judgment of such non-Swiss court has become final and non-appealable;

•	the judgment does not contravene Swiss public policy;

•	the court procedures and the service of documents leading to the judgment were in accordance with the due process of law; and

•	no proceeding involving the same position and the same subject matter was first brought in Switzerland, or adjudicated in Switzerland, or was earlier adjudicated in a third state and this decision is recognizable in Switzerland.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the U.S. Securities and Exchange Commission, or SEC, a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act with respect to the common shares offered in this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement and the exhibits and schedules to the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits and schedules for that information. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

You may review a copy of the registration statement, including exhibits and any schedule filed therewith, and obtain copies of such materials at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers, like us, that file electronically with the SEC.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. Those reports may be inspected without charge at the locations described above. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. Nevertheless, following this offering, we intend to submit quarterly interim consolidated financial data to the SEC under cover of the SEC’s Form 6-K.

We maintain a corporate website at www.obseva.com. Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

ObsEva SA

Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of ObsEva SA:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive loss, changes in equity and of cash flows present fairly, in all material respects, the financial position of ObsEva SA and its subsidiaries at December 31, 2015 and December 31, 2014, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2015 in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of a Matter

We draw attention to note 22 of the consolidated financial statements which describes the restatement and reissuance of the consolidated financial statements due to a stock split the Company effected on December 8, 2016. Management updated the accompanying financial statements to give retroactive effect to the stock split in the outstanding shares, and the loss per share amounts. We issued our original auditor’s report dated October 14, 2016 on the previously issued consolidated financial statements. Due to the restatement described in note 22, we provide this new auditor’s report on the reissued consolidated financial statements. Our opinion is not qualified in respect of this matter.

PricewaterhouseCoopers SA

/s/ Michael Foley	/s/ Corinne Pointet Chambettaz
Michael Foley	Corinne Pointet Chambettaz

Geneva, Switzerland

December 27, 2016

    PricewaterhouseCoopers SA, avenue Giuseppe-Motta 50, Case postale, 1211 Genève 2

    Telephone: +41 58 792 91 00, Facsimile: +41 58 792 91 10, www.pwc.ch

    PricewaterhouseCoopers SA is a member of a global network of companies that are legally independent of one another.

ObsEva SA

Consolidated Financial Statements

Consolidated Balance Sheets

		As of December 31,
	Notes	2015	2014
		(in thousands)
Assets
Current assets
Cash and cash equivalents	5	54,275	4,008
Other receivables	6	69	73
Prepaid expenses		174	457

Total current assets		54,518	4,538

Non-current assets
Plant and equipment	7	124	111
Intangible assets	8	16,857	4,548
Other long-term assets	9	91	82

Total non-current assets		17,072	4,741

Total assets		71,590	9,279

Liabilities and Equity
Current liabilities
Other payables and current liabilities	6	595	440
Accrued expenses		3,657	1,532

Total current liabilities		4,252	1,972

Non-current liabilities
Post-retirement obligations	10	2,663	1,320

Total non-current liabilities		2,663	1,320

Shareholders’ equity
Share capital	11	1,694	764
Share premium	11	99,597	23,255
Reserves	11	2,821	182
Accumulated losses	11	(39,437)	(18,214)

Total shareholders’ equity		64,675	5,987

Total liabilities and shareholders’ equity		71,590	9,279

The accompanying notes form an integral part of these consolidated financial statements.

ObsEva SA

Consolidated Financial Statements

Consolidated Statements of Comprehensive Loss

		Year Ended December 31,
	Notes	2015	2014
		(in thousands, except per share data)
Other operating income	12	17	45

Operating expenses
Research and development expenses	13	(16,892)	(11,402)
General and administrative expenses	13	(2,954)	(1,560)

Total operating expenses		(19,846)	(12,962)

Operating loss		(19,829)	(12,917)
Finance income	15	—	109
Finance expense	15	(38)	—

Net loss before tax		(19,867)	(12,808)
Income tax expense	16	—	—

Net loss for the year		(19,867)	(12,808)
Net loss per share
Basic	17	(1.9)	(1.4)
Diluted	17	(1.9)	(1.4)

Other Comprehensive Loss
Items that will not be reclassified to profit and loss
Remeasurements on post-retirement benefit plans		(1,356)	(923)

Items that may be reclassified to profit or loss
Currency translation differences		(128)	(983)

Total other comprehensive loss		(1,484)	(1,906)

Total comprehensive loss		(21,351)	(14,714)

The accompanying notes form an integral part of these consolidated financial statements.

ObsEva SA

Consolidated Financial Statements

Consolidated Statements of Cash Flows

		Year Ended December 31,
	Notes	2015	2014
		(in thousands)
Net loss before tax		(19,867)	(12,808)

Adjustments for:
Depreciation	7	36	20
Post-retirement benefit / (cost)		57	(78)
Share-based payments	18	3,268	537
Finance expense / (income)		38	(109)
Decrease / (increase) in other receivables		4	(21)
Decrease / (increase) in prepaid expenses and other long term-assets		273	(443)
Increase / (decrease) in other payables and current liabilities		155	(341)
Increase in accrued expenses		2,125	1,119

Net cash flows used in operating activities		(13,911)	(12,124)

Payments for plant and equipment	7	(50)	(101)
Acquisition of a license	8	(10,000)	—

Net cash flows used in investing activities		(10,050)	(101)

Proceeds from issues of shares and other equity securities		75,836	423
Payment of share issuance costs		(1,433)	—
Interest received		1	4

Net cash flows from financing activities		74,404	427

Net increase / (decrease) in cash and cash equivalents		50,443	(11,798)
Cash and cash equivalents as at January 1,		4,008	16,293
Effects of exchange rate changes on cash and cash equivalents		(176)	(487)

Cash and cash equivalents as at December 31,		54,275	4,008

The accompanying notes form an integral part of these consolidated financial statements.

ObsEva SA

Consolidated Financial Statements

Consolidated Statements of Changes in Equity

	Share Capital	Share Premium	Share-Based Payments Reserve	Foreign Currency Translation Reserve	Total Reserves	Accumulated Losses	Total
	(in thousands)
December 31, 2013	751	22,499	269	705	974	(4,483)	19,741
Loss for the year	—	—	—	—	—	(12,808)	(12,808)
Other comprehensive loss	—	—	—	(983)	(983)	(923)	(1,906)

Total comprehensive loss	—	—	—	(983)	(983)	(13,731)	(14,714)
Capital contribution	—	410	—	—	—	—	410
Issuance of non-voting shares	13	346	(346)	—	(346)	—	13
Share-based remuneration	—	—	537	—	537	—	537

December 31, 2014	764	23,255	460	(278)	182	(18,214)	5,987
Loss for the year	—	—	—	—	—	(19,867)	(19,867)
Other comprehensive loss	—	—	—	(128)	(128)	(1,356)	(1,484)

Total comprehensive loss	—	—	—	(128)	(128)	(21,223)	(21,351)
Capital contribution	915	77,286	(2,378)	—	(2,378)	—	75,823
Share issuance costs	—	(1,433)	—	—	—	—	(1,433)
Issuance of non-voting shares	15	489	(489)	—	(489)	—	15
Acquisition of license	—	—	2,366	—	2,366	—	2,366
Share-based remuneration	—	—	3,268	—	3,268	—	3,268

December 31, 2015	1,694	99,597	3,227	(406)	2,821	(39,437)	64,675

The accompanying notes form an integral part of these consolidated financial statements.

ObsEva SA

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

1.	General Information

ObsEva SA (the “Company”) was founded on November 14, 2012, and its address is 12 Chemin des Aulx, 1228 Plan-les-Ouates, Geneva, Switzerland. The terms “ObsEva” or “the Group” refer to ObsEva SA together with its subsidiary included in the scope of consolidation (note 3.2).

The Group is focused on the development and commercialization of novel therapeutics for serious conditions that compromise women’s reproductive health and pregnancy. The Group has a portfolio of 3 mid- to late-stage development in-licensed compounds (OBE2109, OBE001 and OBE022) developed in 4 indications. The Group has no currently marketed products.

The consolidated financial statements are presented in dollars of the United States (USD), rounded to the nearest thousand, except share and per share data, and have been prepared on the basis of the accounting principles described in note 3.

The consolidated financial statements were authorized for issue by the Company’s Board of Directors (the “Board of Directors”) on December 27, 2016.

2.	Significant Events During the Reporting Period

The financial position and performance of the Group were particularly affected by the following events and transactions during the reporting period:

•	In June 2015, the Group signed an agreement with Ares Trading S.A., an affiliate of Merck Serono, (“Merck Serono”) to in-license OBE022, a prostaglandin F2 receptor antagonist, for a consideration of 325,000 series A preferred shares, issuable contingent on the initiation by the Group of Phase 1 trial of the in-licensed compound (note 8);

•	In November 2015, the Group entered into a transaction with Kissei Pharmaceutical Co., Ltd. (“Kissei”) involving the in-license OBE2109, a gonadotropin-releasing hormone antagonist, pursuant to which the Group made an initial upfront payment of USD 10.0 million (note 8); and

•	In November 2015, the Group completed a round of financing, raising USD 59.6 million through the issuance of 11,079,549 series B preferred shares (note 11). The Group also received the final proceeds relating to partially paid shares for USD 16.3 million.

3.	Accounting Principles Applied in the Preparation of the Consolidated Financial Statements

3.1 Basis of Preparation

These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as published by the International Accounting Standards Board (“IASB”). The consolidated financial statements are based on a historical cost basis.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in note 3.5.

Due to rounding, numbers presented throughout these consolidated financial statements may not add up precisely to the totals provided. All ratios and variances are calculated using the underlying amount rather than the presented rounded amount.

ObsEva SA

Consolidated Financial Statements

3.2 Scope of Consolidation

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The Company currently consolidates the financial operations of its only fully-owned subsidiary, ObsEva Ireland Ltd, which is registered in Cork, Ireland and organized under the laws of Ireland. ObsEva Ireland Ltd currently has no operations and no results of operations to report.

3.3 Standards and Interpretations Published By the IASB But Not Yet Effective

The IASB and the International Financing Reporting Standards Interpretations Committee (“IFRS IC”) have recently issued new standards and interpretations to be applied to the Group’s consolidated financial statements.

In 2018, the Group expects to adopt the following new relevant standards:

IFRS 9 Financial Instruments

In July 2014, the IASB issued IFRS 9 Financial Instruments which replaces International Accounting Standard (“IAS”) 39 Financial Instruments: Recognition and Measurement. The new standard will change the classification and measurement requirements of financial assets and financial liabilities and the general hedge accounting rules. The Group is in the process of evaluating the impact IFRS 9 may have on its consolidated financial statements.

In 2019, the Group expects to adopt the following new relevant standards:

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 Leases, which replaces IAS 17 Leases and related interpretations. The new standard will require lessees to recognize a lease liability reflecting future lease payments and a right-of-use asset for virtually all lease contracts. The Group is in the process of evaluating the impact IFRS 16 may have on its consolidated financial statements.

Other new standards and amendments published but not yet effective will have no material impact on the consolidated financial statements of the Group.

3.4 Significant Accounting Policies

Current Assets

Other receivables and other current receivables or prepayments are carried at their nominal value.

Individual receivables that are known to be uncollectible are written off by reducing the carrying amount directly. The group considers that there is evidence of impairment if any of the following indicators are present:

•	significant financial difficulties of the debtor;

•	probability that the debtor will enter bankruptcy or financial reorganization; and

•	default or delinquency in payments (more than 30 days overdue).

ObsEva SA

Consolidated Financial Statements

Receivables for which an impairment provision was recognized are written off against the provision when there is no expectation of recovering additional cash.

Plant and Equipment

Plant and equipment are carried at cost less depreciation and impairment. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Depreciation is calculated using the straight-line method, on the basis of the following useful lives:

Furniture	5 years
Hardware	3 years
Leasehold improvement	5 years

Plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable, on an individual basis. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

Intangible Assets

Separately acquired patents, licenses and other intangible assets are recorded at historical cost and subsequently measured at cost less accumulated amortization and any impairment losses.

The acquisition of certain intangible assets, mainly licenses, may involve additional payments contingent on the occurrence of specific events or milestones. Unless the Group already has a present obligation to make the payment at a future date, the initial measurement of the intangible asset does not include such contingent payments. Instead, such payments are subsequently capitalised as intangible assets when the contingency or milestone occurs.

Estimated useful life is the lower of legal duration and economic useful life, which does not exceed 20 years. The estimated useful life of the intangible assets is annually reviewed, and if necessary, the future amortization charge is accelerated.

For licenses, the amortization starts when the assets become available for use, generally once proper regulatory and marketing approval are obtained.

Intangible assets are subject to impairment testing whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets for which amortization has not commenced are subject to impairment testing at least annually.

Post-Retirement Benefits

All employees of the Company participate in a retirement defined benefit plan. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated

ObsEva SA

Consolidated Financial Statements

annually by an independent actuary, using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Past-service costs are recognized immediately in the consolidated statement of comprehensive loss.

Equity

Incremental costs directly attributable to the issuance of common shares and options are recognized as a deduction from equity, net of any tax effects.

Treasury shares (equity instruments of the Company held by the Group) are accounted for as a reduction of equity at acquisition cost and are not subsequently re-measured. When shares are sold out of treasury shares, the resulting profit or loss is recognized in equity, net of tax.

Research and Development

Research expenses are charged to the consolidated statement of comprehensive loss as incurred. Development expenses are capitalized as intangible assets when it is probable that future economic benefits will flow to the Group, and the following criteria are fulfilled:

•	it is technically feasible to complete the intangible asset so that it will be available for use or sale;

•	management intends to complete the intangible asset and use or sell it;

•	there is an ability to use or sell the intangible asset;

•	adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available; and

•	the expenditure attributable to the intangible asset during its development can be reliably measured.

In the opinion of management, due to uncertainties inherent in the development of the Group’s product candidates, the criteria for development costs to be recognized as an asset as defined by IAS 38 Intangible Assets are not met.

Foreign Currencies

Functional and Presentation Currency

Items included in the consolidated financial statements of the Group and its subsidiary are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the Company is Swiss francs (CHF).

The consolidated financial statements are presented in USD, which is the presentation currency of the Group.

Transactions and Balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in profit or loss.

ObsEva SA

Consolidated Financial Statements

Foreign exchange gains and losses that relate to borrowings are presented in the consolidated statement of comprehensive loss, within finance costs. All other foreign exchange gains and losses are presented in the consolidated statement of comprehensive loss on a net basis within other income or other expenses.

Translation into the Presentation Currency

The results and financial position of operations that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities are translated at the exchange rate prevailing on December 31 of each year;

•	income and expenses are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	all resulting exchange differences are recognized in other comprehensive income.

The following rates have been used for the translation from the functional currency to the presentation currency:

	Income Statement Average rate (CHF)		Balance Sheet Closing rate as of December 31, (CHF)
	2015	2014	2015	2014	2013
USD	0.96	0.92	1.00	0.99	0.89

Share-Based Compensation

A share-based, equity-settled, plan (the “Plan”) was formally set-up by the Group in 2013. Participants eligible for awards under the Plan are executives, directors, employees, agents and consultants. The fair value of the shares granted is determined at each grant date by using either an option pricing method that uses a Black-Scholes model or an hybrid method, as appropriate, both based on a combination of the discounted cash flow method, under the income approach, and the backsolve method. When the equity instruments granted do not vest until the counterparty completes a specified period of services, the Group accounts for those services as they are rendered by the counterparty, during the vesting period, with a corresponding increase in equity.

Deferred Income Taxes

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit and loss, it is not accounted for. Deferred income tax is determined using tax rates and laws that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Leases

Leases of assets under which all the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases, and payments made are charged to the statement of comprehensive loss on a straight-line basis.

ObsEva SA

Consolidated Financial Statements

Segment Information

The Group operates in one segment, which is the research, development of innovative women’s reproductive, health and pregnancy therapeutics. The marketing and commercialization of such therapeutics depend on the success of the clinical development phase. The Chief Executive Officer of the Company reviews the consolidated statement of operations of the Group on an aggregated basis and manages the operations of the Group as a single operating segment.

The Group currently generates no revenue from the sales of therapeutics products.

The long lived assets of the Group are all held in Switzerland.

3.5 Critical Accounting Estimates and Judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical Accounting Estimates and Assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will not necessarily equal to related actual outcome. The following areas involve a higher degree of judgement or complexity or are areas where assumptions and estimates can have a significant impact on the consolidated financial statements:

•	Post-retirement obligations: the actuarial valuation involves making assumptions about discount rates, future salary increases, mortality rates and future pension increases. Due to the long-term nature of these plans, such estimates are subject to significant uncertainty (note 10);

•	Share-based compensation: the determination of the fair value of the shares granted involves the use of certain assumptions subject to judgement (note 18);

•	Intangible assets: when acquiring certain intangible assets, including licenses on its product candidates, the Group assess whether such acquisitions qualify as business combinations per IFRS 3, involving a certain degree of judgement (note 8);

•	Commencement of depreciation and amortization: the depreciation and amortization starts when the assets are available for use in the manner intended by management, which requires judgement (notes 7 & 8);

•	Research and development costs: the Group recognizes expenditure incurred in carrying out its research and development activities until it becomes probable that future economic benefits will flow to the Group, which results in recognizing such costs as intangible assets, involving a certain degree of judgement (notes 8 & 13);

•	Deferred taxes: the recognition of deferred tax assets requires assessment of whether it is probable that sufficient future taxable profit will be available against which the deferred tax assets can be utilized (note 16);

•	Impairment of assets: as part of impairment tests, the recoverable amounts of tested assets have been determined based on value in use calculations requiring the use of certain assumptions, subject to judgement (note 8);

ObsEva SA

Consolidated Financial Statements

•	Preferred shares: the classification of preferred as equity or debt is based on an assessment of the terms and conditions of such shares, involving a certain degree of judgement (note 11);

•	Going concern: the assessment of whether there is significant doubt on the Group’s ability to continue as a going concern requires a certain degree of judgement (note 21).

4.	Financial Risk Management

4.1 Financial Risk Factors

The Group’s activities expose it to a variety of financial risks such as foreign exchange risk, credit risk, interest rate risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. Financial risk management is carried out by the Group’s finance department subject to and pursuing policies approved by the Board of Directors.

Foreign Exchange Risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. dollar (USD), Euro (EUR), British Pound (GBP) and Swiss Franc (CHF). Foreign exchange risk arises from future commercial transactions (e.g. costs for clinical services) and recognized assets and liabilities. Management has set up a policy to manage the foreign exchange risk against their functional currency. To manage its foreign exchange risk arising from future commercial transactions and recognized assets and liabilities, the Group’s finance department maintains foreign currency cash balances to cover anticipated future requirements.

The sensitivity of profit or loss to changes in the exchange rates arises mainly from the transactions denominated in EUR.

EUR positions	Increase / decrease exchange rate vs USD	Effect on profit before tax	Effect on shareholders’ equity
		(in thousands)	(in thousands)
2015	+5%	395	395
	-5%	(395)	(395)
2014	+5%	264	264
	-5%	(264)	(264)

The impacts of exchange rates fluctuations on positions denominated in other currencies are not material for the reported periods.

Credit Risk

Cash and cash equivalents are deposited with top tier banks and institutions with a rating of “A-1” or “P-1” with Standard & Poor’s and Moody’s, respectively.

The maximum credit risk exposure the Group faces in connection with its financial assets, being cash and cash equivalents and other receivables, is the carrying amounts of these balances as shown in the consolidated balance sheet.

ObsEva SA

Consolidated Financial Statements

Interest Rate Risk

The Group’s exposure to interest rate fluctuations is limited because the Group has no interest-bearing indebtedness. Recent decisions to apply negative interests on bank deposits, especially in Switzerland, would expose the Group to certain interest risks on interest-bearing assets, which are, however, assessed as limited.

Liquidity Risk

The Group’s principal source of liquidity is the cash reserves which are obtained through the issuance of new shares. The Group’s policy is to invest these funds in low risk investments including interest bearing deposits. The ability of the Group to maintain adequate cash reserves to sustain its activities in the medium term is subject to risk as it is highly dependent on the Group’s ability to raise further funds from the sale of new shares.

4.2 Capital Management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to ensure the financing of successful research and development activities so that future profits can be generated and to maintain sufficient financial resources to mitigate against risks and unforeseen events.

The Group is also subject to capital maintenance requirement under Swiss law. To ensure that statutory capital requirements are met, the Group monitors capital periodically. The Group may issue new shares in order to maintain sufficient cash position.

4.3 Fair Value Estimation and Financial Instruments

The carrying value less impairment provision of receivables and payables approximate their fair values due to their short-term nature. The fair value of long-term financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

IFRS 13 Fair Value Measurement requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).

•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is as prices) or indirectly (that is derived from prices) (level 2).

•	Inputs for the asset or liability that are not based on observable market data (that is unobservable inputs, level 3).

All financial assets and liabilities, respectively, are held at their amortized cost.

The Group’s financial assets consist of cash and cash equivalents and other receivables which are classified as loans and receivables at amortized costs according to IAS 39. The Group’s financial liabilities consist of other payables and accruals which are classified as other liabilities at amortized cost according to IAS 39.

ObsEva SA

Consolidated Financial Statements

5.	Cash and Cash Equivalents

	As of December 31,
	2015	2014
	(in thousands)
Bank deposits	43,801	4,008
Interest bearing deposits	10,474	—

Total cash and cash equivalents as at December 31,	54,275	4,008

Split by currency

	2015	2014
CHF	54%	53%
USD	21%	6%
EUR	20%	20%
GBP	5%	21%

6.	Receivables and Payables

As at December 31, 2015 and December 31, 2014, other receivables, other current receivables, other payables and other current liabilities are all due from and to third parties and carried at amortised cost.

All payables have a contract maturity within 1 year.

7.	Plant and Equipment

	2015	2014
	(in thousands)
Net book value as at January 1,	111	41
Additions	50	100
Depreciation charge	(36)	(20)
Currency translation effects	(1)	(10)

Net book value as at December 31,	124	111

Total cost	182	134
Accumulated depreciation	(58)	(23)

Plant and equipment assets mainly consist of office furniture and leasehold improvements.

8.	Intangible Assets

	2015	2014
	(in thousands)
Net book value as at January 1,	4,548	5,052
Additions	12,372	—
Amortization charge	—	—
Currency translation effects	(63)	(504)

Net book value as at December 31,	16,857	4,548

Total cost	16,857	4,548
Accumulated amortization	—	—

ObsEva SA

Consolidated Financial Statements

As at December 31, 2015, the Group holds a number of licenses to operate several biopharmaceutical product candidates, the value of which is recorded at USD 16.9 million (2014: USD 4.5 million).

Merck Serono Licenses

On August 28, 2013, the Group in-licensed OBE001 for USD 4.9 million.

In June 2015, the Group acquired the in-license for OBE022 for consideration including 325,000 series A preferred shares. The consideration payment is contingent on the initiation of a Phase 1 clinical trial by the Group.

In accordance with IFRS 2 Share Based Payments, the in-license acquisition is measured directly, “at the fair value of the goods or services received, unless that fair value cannot be estimated reliably”.

Considering the very early-stage of the product candidate, and the high uncertainty and sensitivity attached to the assumptions used in a fair valuation model of the license received, management deemed that the in-license could not be reliably measured, and measured instead the value of the in-license, indirectly, by reference to the fair value of the equity instruments granted.

As a result, the Group recognised the in-license for an amount of USD 2.4 million, based on (1) its best available estimate of the number of equity instruments expected to vest and be issued (325,000 series A preferred shares), and (2) the fair value (CHF 6.79) of the Company’s equity instruments issued at the transaction date.

Management used an income approach to determine the Company’s equity value at the transaction date, from which the fair value of the series A preferred share was derived using varying allocation methodologies to each classes of shares.

Kissei License

On November 19, 2015, the Group entered into an exclusive in-license and supply agreement with Kissei to acquire the product candidate OBE2109 for which Kissei successfully completed Phase 2 trial in Japan. This in-license agreement grants the Group an exclusive license to use, develop and commercialize the product candidate worldwide excluding certain Asian countries.

This in-license was acquired for an upfront cash consideration of USD 10 million, with additional contingent payments upon occurrence of certain milestones (note 19).

The Group has concluded that the Merck Serono licenses and the Kissei license acquisitions do not qualify as business combinations per IFRS 3, as the Group did not acquire processes that are capable of producing outputs given the in-licensed compounds are very early-stage.

Amortization and Impairment

The licenses are currently not amortized as no regulatory and marketing approvals were obtained.

•	In accordance with IAS 38, the licenses have been reviewed for impairment by assessing the fair value less costs of disposal (“FVLCOD”). The valuation is considered to be Level 3 in the fair value hierarchy due to unobservable inputs used in the valuation. No impairment was identified.

ObsEva SA

Consolidated Financial Statements

The key assumptions used in the valuation model (income approach) to determine the FVLCOD of the licenses are as follows:

•	expected research and development costs;

•	probabilities of achieving development milestones based on industry standards;

•	reported disease prevalence;

•	expected market share;

•	drug reimbursement, costs of goods and marketing expenses; and

•	expected patent life.

The valuation model covers a 20-year period due to the length of the development cycle for assets of this nature. A discount factor of 15%, based on the assumed cost of capital for the Group, has been used over the forecast period.

Based on sensitivity analysis, no reasonably possible change in assumption would cause the carrying value of the licenses to exceed their recoverable amount.

9.	Other Long-Term Assets

The Group’s other long-term assets mainly consist of security rental deposits for the Group’s offices.

10.	Post-Retirement Benefits

In accordance with the mandatory Swiss pension fund law, all employees of the Company participate in a retirement defined benefit plan. Swiss based pension plans are governed by the Swiss Federal Law on Occupational Retirement, Survivors’ and Disability Pension Plans (the “LPP”), which stipulates that pension plans are to be managed by independent, legally autonomous units. Under the terms of the pension plan, participants are insured against the financial consequences of old age, disability and death. The various insurance benefits are governed by regulations, with the LPP specifying the minimum benefits that are to be provided. The employer and employees pay contributions to the pension plan. In the event the pension plan’s statutory funding falls below a certain level, various measures can be taken to increase funding above such level, such as increasing the current contribution, lowering the interest rate on the retirement account balances or reducing the additional prospective benefits. The employer can also make additional restructuring contributions. Since the risks of death and disability are fully reinsured by an insurance group, the savings plan must be qualified as a defined benefit plan. As required by IAS 19 Employee Benefits, the projected unit credit method has been used in the calculation of present value of the benefit obligations and the related current service cost.

ObsEva SA

Consolidated Financial Statements

The investment risk is borne by the insurer and the reinsurer respectively, and the investment decision is taken by the board of trustees of the collective insurance.

	2015	2014
	(in thousands)
Change in defined benefit obligation
Defined benefit obligation at January 1,	(4,368)	(3,118)
Current service cost	(578)	(347)
Interest cost	(66)	(76)
Benefits paid	—	—
Transfers	(1,558)	(362)
Currency translation effects	189	437

Remeasurements:
Effect of changes in demographic assumptions	—	—
Effect of changes in financial assumptions	(411)	(564)
Effect in experience assumptions	(973)	(338)

Defined benefit obligation at December 31,	(7,765)	(4,368)

	2015	2014
	(in thousands)
Change in plan assets
Fair value of plan assets at January 1,	3,048	2,520
Interest income	52	67
Employer contributions	267	217
Employee contributions	267	217
Benefits paid	—	—
Transfers	1,559	362
Currency translation effects	(119)	(314)
Remeasurements: return on plan assets (excluding interest income)	28	(21)

Fair value of plan assets at December 31,	5,102	3,048

	2015	2014
	(in thousands)
Components of defined benefit cost
Current service cost	577	347
Interest expense on defined benefit obligation	66	76
Interest income on plan assets	(52)	(67)
Employee contributions	(267)	(217)

Total included in staff costs (note 14)	324	139

ObsEva SA

Consolidated Financial Statements

	2015	2014
	(in thousands)
Remeasurements recognized in other comprehensive loss
Effect of changes in demographic assumptions	—	—
Effect of changes in financial assumptions	(411)	(564)
Effect in experience assumptions	(973)	(338)
Return on plan assets (excluding interest income)	28	(21)

Total remeasurements recognized as other comprehensive loss	(1,356)	(923)

Cumulative amount of remeasurements immediately recognized in other comprehensive loss	(2,840)	(1,484)

	2015	2014
	(in thousands)
Amounts recognized in the statement of financial position
Defined benefit obligation	(7,765)	(4,368)
Fair value of plan assets	5,102	3,048

Net liability	(2,663)	(1,320)

	2015	2014
	(in thousands)
Movement of defined benefit liability
Net defined benefit liability at January 1,	(1,320)	(598)
Defined benefit cost included in statement of comprehensive loss	(324)	(139)
Total remeasurements included in other comprehensive loss	(1,356)	(923)
Employer contributions	267	217
Currency translation effects	70	123

Net pension liability at December 31,	(2,663)	(1,320)

Plan assets	2015	2014
Cash	0.3%	1.7%
Bonds	70.4%	75.4%
Shares	7.9%	4.3%
Real estate	14.0%	12.1%
Mortgages	7.3%	6.4%
Alternative investments	0.1%	0.1%

Total	100.0%	100.0%

To develop the expected long-term rate of return on asset assumption, the Group considered the current level of expected returns on risk free investments (high-quality corporate bonds), the historical level of the risk premium associated with the other asset classes in which the portfolio is invested, and the expectation for future returns of each asset allocation.

ObsEva SA

Consolidated Financial Statements

The principal actuarial assumptions used were as follows:

	2015	2014
Discount rate	0.85%	1.25%
Salary increase (including inflation)	1.00%	1.00%
Rate of pension increases	0.25%	0.25%
Post-retirement mortality table	LPP 2010 G	LPP 2010 G

Sensitivity analysis illustrates the sensitivity of the Group defined benefit obligation at December 31, 2015 by varying the discount rate and the salary increase rate by plus / minus 50 basis points:

	Discount Rate	Discount Rate	Salary Increase	Salary Increase
	(in thousands)
Sensitivity analysis	plus 50bps	minus 50bps	plus 50bps	minus 50bps
Discount rate	1.35%	0.35%	0.85%	0.85%
Salary increase	1.00%	1.00%	1.50%	0.50%
Defined benefit obligation	(7,080)	(8,559)	(7,827)	(7,707)

Average duration of the defined benefit obligation	2015	2014
Duration in years	19.1	16.4

Expected contributions by the employer to be paid to the post-retirement benefit plans during the annual period beginning after the end of the reporting period amount to approximately USD 300,000.

11.	Shareholders’ Equity

	Number of Shares
	Common Shares	Series A Preferred Shares	Series B Preferred Shares	Non- Voting Shares	Total Shares	Share Capital	Share Premium	Total
							(in thousands)
January 1, 2014	1,300,000	7,706,777	—	—	9,006,777	751	22,499	23,250
Final contribution on partly paid shares	—	—	—	—	—	—	410	410
Issuance of non-voting shares to employees	—	—	—	164,684	164,684	13	346	359

December 31, 2014	1,300,000	7,706,777	—	164,684	9,171,461	764	23,255	24,019

	Number of Shares
	Common Shares	Series A Preferred Shares	Series B Preferred Shares	Non- Voting Shares	Total Shares	Share Capital	Share Premium	Total
							(in thousands)
January 1, 2015	1,300,000	7,706,777	—	164,684	9,171,461	764	23,255	24,019
Issuance of common shares	915,434	—	—	—	915,434	70	2,378	2,448
Issuance of preferred B shares	—	—	11,079,549	—	11,079,549	845	58,637	59,482
Final contribution on partly paid shares	—	—	—	—	—	—	16,270	16,270
Transaction costs arising on share issues	—	—	—	—	—	—	(1,433)	(1,433)
Issuance of non-voting shares to employees	—	—	—	182,429	182,429	15	490	505

December 31, 2015	2,215,434	7,706,777	11,079,549	347,113	21,348,873	1,694	99,597	101,291

ObsEva SA

Consolidated Financial Statements

Share Capital

As at December 31, 2015, the total outstanding share capital of USD 1.7 million, fully paid, consists of 2,215,434 common shares, 7,706,777 series A preferred shares, 11,079,549 series B preferred shares and 347,113 non-voting shares. All shares have a nominal value of 1/13 of a Swiss franc, translated into USD using historical rates at the issuance date. Series A preferred shares and series B preferred shares have preferential rights as to the liquidation dividends and proceeds within the terms of the articles of association, and confer the same voting rights as those attached to common shares. In case of an Initial Public Offering (“IPO”), all series A and series B preferred shares shall automatically be converted into common shares. Based on the terms and conditions attached to the preferred shares, management concluded to a classification of those shares as equity.

On December 10, 2014, the Group called the second tranche of the subscription price of the series A preferred shares, amounting to CHF 15,650,016. This final contribution on partly paid shares was settled for CHF 400,000 (USD 409,878) in 2014 and for CHF 15,250,016 (USD 16,269,712) in 2015.

On November 19, 2015, the Group issued 915,434 common shares at a subscription price of 1/13 of a Swiss franc per share as a result of anti-dilution provisions (note 18) and 11,079,549 series B preferred shares at a subscription price of CHF 5.42 (USD 5.37) per share, amounting to a total CHF 60.1 million (USD 59.6 million).

Non-Voting Share Capital

As at December 31, 2015, the total outstanding non-voting share capital amounting to USD 28,710, fully paid, consists of 347,113 non-voting shares issued at the end of the vesting period associated with the Plan. All non-voting shares have a nominal value of 1/13 of a Swiss franc, translated into USD using historical rates at the issuance date.

The non-voting shares are part of the non-voting share capital and have the same financial rights than those attached to common shares. The non-voting shares do not confer the right to vote or to participate in the ordinary and extraordinary meetings of the Group.

Authorized Voting and Non-Voting Share Capital

The authorized voting share capital and authorized non-voting share capital that are not outstanding as at December 31, 2015 and December 31, 2014 are as follows:

	As of December 31,
Number of shares	2015	2014
Authorized voting share capital	—	—
Authorized non-voting share capital	1,096,992	322,179

12.	Revenue and Other Income

The Group currently derives no revenue from its research and development activities with biopharmaceutical product candidates.

Other income mainly relates to consulting services rendered to third parties by the Company.

ObsEva SA

Consolidated Financial Statements

13.	Operating Expenses by Nature

	Year Ended December 31,
	2015	2014
	(in thousands)
External research and development costs	10,784	7,881
Staff costs (note 14)	7,313	3,922
Professional fees	743	370
Rents	367	420
Travel expenses	313	126
Patent registration costs	87	46
Depreciation	36	20
Other	203	177

Total operating expenses by nature	19,846	12,962

Due to the difficulty in assessing when research and development projects would generate revenue, the Group expenses all research and development costs on the consolidated statement of comprehensive loss. In 2015, research and development expenses amounted to USD 16.9 million (2014: USD 11.4 million).

The depreciation expense has been allocated as follows:

	Year Ended December 31,
	2015	2014
	(in thousands)
Research and development expenses	28	17
General and administrative expenses	8	3

Total depreciation	36	20

14.	Staff Costs

	Year Ended December 31,
	2015	2014
	(in thousands)
Wages and salaries	3,384	2,990
Social charges	337	256
Post-retirement benefits	324	139
Share-based payments	3,268	537

Total staff costs	7,313	3,922

The Group employed on average 16.2 full-time equivalents (“FTE”) in 2015, compared to 12.6 FTE in 2014, and 19.9 FTE as at December 31, 2015 compared to 14.1 FTE as at December 31, 2014.

15.	Finance Income and Expenses

Finance income mainly relates to foreign exchange gain, and interests on bank deposits.

Finance expense mainly relates to interest expense.

ObsEva SA

Consolidated Financial Statements

16.	Income Taxes and Deferred Taxes

Because the Group has incurred net losses since its inception, it has no current income tax expenses.

In 2015, the Group was granted by the State Council of the Canton of Geneva an exemption of income and capital tax at municipal and cantonal levels for the period from 2013 until 2022.

The following details the tax losses carry forwards and their respective expiring dates. Due to the uncertainty surrounding the future results of operations and the uncertainty as to whether the Group can use the losses carry forwards for tax purposes, no deferred taxes have been recognized on the balance sheet.

	As of December 31,
Expiring tax losses	2015	2014
	(in thousands)
2020	2,850	2,883
2021	11,289	11,422
2022	15,836	—

Total unrecorded tax losses carry forwards	29,975	14,305

17.	Loss Per Share

The Company’s ordinary shares are comprised of common shares and non-voting shares. In addition, the Company has issued series A and series B preferred shares. As the series A and series B preferred shares participate with ordinary shares in the profit or loss on a pro-rata basis, the net loss is allocated to each class pro-rata to their weighted average number of shares outstanding during the period. The basic loss per share is calculated by dividing the loss of the period attributable to the ordinary shares by the weighted average number of ordinary shares (common and non-voting) outstanding during the period as follows:

	Year Ended December 31,
	2015			2014
	Series B Preferred Shares	Series A Preferred Shares	Common and Non-Voting Shares	Series B Preferred Shares	Series A Preferred Shares	Common and Non-Voting Shares
	(in thousands, except share and per share data)
Net loss attributable to shareholders	(2,380)	(14,384)	(3,102)	—	(10,860)	(1,949)
Weighted average number of shares outstanding	1,274,910	7,706,777	1,661,231	—	7,706,777	1,382,342

Basic and diluted loss per share	(1.9)	(1.9)	(1.9)	—	(1.4)	(1.4)

For the years ended December 31, 2015 and 2014, 686,647 and 602,576 non-vested shares, respectively, which would have anti-dilutive impact on the calculation of the diluted earnings per share, are excluded from the calculation.

18.	Share-Based Compensation

The total expenses arising from share-based payment transactions recognized during the period as part of staff costs were as follows:

	Year Ended December 31,
	2015	2014
	(in thousands)
Employee share plan	890	537
Anti-dilution provisions	2,378	—

Total share-based compensation	3,268	537

ObsEva SA

Consolidated Financial Statements

Employee Share Plan

The Company has established the Plan for employees, executives, directors and consultants (the “Beneficiaries”) of the Group. This equity-settled plan entitles the Beneficiaries to acquire a certain amount of the Company’s non-voting shares at a pre-determined price (1/13 of a Swiss franc). The possibility to enroll in the Plan and acquire shares is generally offered at the hiring date as well as on the basis of employees’ performance. The Beneficiaries may elect not to participate in the Plan.

Upon Beneficiaries’ enrolment in the Plan, Beneficiaries are granted a certain number of shares which they are entitled to acquire. The pre-determined price is generally paid by the Beneficiaries at the grant date and recognized as a pre-payment until the vesting period elapses resulting in the shares issuance being accounted for.

The shares generally fully vest over a four year vesting period, with 25% of the shares underlying the grant vesting after one year, and 1/48th of the shares underlying the grant vesting each month over a further period of three years.

The Group has no present obligation to repurchase or settle the shares in cash.

The total expense arising from the Plan amounted to USD 0.9 million in 2015 and USD 0.5 million in 2014.

	Year Ended December 31,
	2015	2014
	(in thousands, except per share data)
Number of shares issued under the plan	182,429	164,684
Average grant date fair value	2.48	3.95
Expense arising from the plan	890	537

The fair value of the shares was calculated using a combination of the discounted cash flow method, under the income approach, and the backsolve method. The backsolve method, a form of the market approach to valuation, derives the implied enterprise equity value and the fair value of the non-voting share from a recent and contemporaneous transaction involving the company’s own securities.

Anti-Dilution Provisions

The shareholders’ agreement signed in 2013 includes specific anti-dilution clauses benefiting one of the Group’s founders, Ernest Loumaye (the “Founder”). Subject to specified exceptions, per this clause, if, as a result of a share issuance, the Founder’s shareholding in the Group’s certain classes of shares is diluted below 10%, then the Founder is entitled to acquire at nominal value (1/13 of a Swiss franc) a number of common shares allowing him to maintain his shareholding at 10%.

In November 2015, the completion of a round of financing (note 11) triggered this clause which resulted in the issuance of 915,434 common shares to the Founder.

In accordance with IFRS 2, such transaction resulted in a share-based expense of USD 2.4 million. The fair value of the common shares delivered to the Founder was calculated using a backsolve method (USD 2.68).

ObsEva SA

Consolidated Financial Statements

19.	Commitments and Contingencies

Operating Lease Commitments

	As of December 31,
	2015	2014
	(in thousands)
Within 1 year	246	237
Later than 1 year and no later than 5 years	369	622
Later than 5 years	—	—

Total	615	859

Operating lease commitments relate to the Group’s lease for its headquarters in Geneva, Switzerland.

Contingencies

As a result of the licenses granted to the Group, the following contingencies are to be noted:

Kissei License

Under the terms of the license and supply agreement, the Group would be obligated to make milestone payments upon the achievement of specified regulatory milestones with respect to OBE2109. The total of all potential undiscounted future payments that the Group could be required to make under this arrangement ranges between USD 0 and USD 188 million.

Pursuant to the Kissei license and supply agreement, the Group has agreed to exclusively purchase the active pharmaceutical ingredient for OBE2109 from Kissei. During the development stage, the Group is obligated to pay Kissei a specified supply price. Following the first commercial sale of licensed product, the Group is obligated to pay Kissei a payment in the low twenty percent range as a percentage of net sales, which includes payment for Kissei’s supply of the active pharmaceutical ingredient until the latest of the date that the valid claim of a patent for the product has expired, the expiration of our regulatory exclusivity period or 15 years from the first commercial sale of such product on a country-by-country and product-by-product basis.

Merck Serono Licenses

Under the terms of the two license agreements with Merck Serono for OBE001 and OBE022, the Group would be obligated to pay Merck Serono a high-single digit and a mid-single digit royalty, respectively, of net sales generated by the Group, its affiliates or sub-licensees of any product containing the in-licensed compounds.

20.	Related Parties’ Transactions

The Group’s related parties only consist in the key management (Board of Directors and Executive Committee). No individual shareholder is considered as a related party.

ObsEva SA

Consolidated Financial Statements

Key Management Remuneration

The Board of Directors is composed of 8 members (with the same number of directors in 2014), whereas the Executive Committee is composed of 8 members (with 6 members in 2014). The following table sets forth the total remuneration recorded for members of the Board of Directors and Executive Committee:

	Year Ended December 31,
	2015	2014
	(in thousands)
Short-term employee benefits (including base and variable cash remuneration)	2,067	1,616
Post-retirement benefits	179	78
Share-based payments	3,121	432

Total	5,367	2,126

Share-based payments mainly include the effect of the anti-dilution provisions (note 18).

Other Transactions with Related Parties

There were no significant other transactions with related parties during the years presented.

21.	Going Concern

The Group fulfills its obligations by the use of its cash reserves. The Board of Directors believes the Group will be able to meet all of its obligations for a further 12 months as they fall due and, hence, the consolidated financial statements have been prepared on a going concern basis.

22.	Events After the Reporting Period

Financing

As of the date of the approval of the consolidated financial statements by the Board of Directors, the Group plans (although is not contractually committed) to start a number of additional late-stage clinical trials in the first half of 2017. The Group has accordingly revised its financing plans to fulfill its obligations under the expected development plan, primarily through the sale of equity or equity-related instruments. The Group also prepared contingency plans such as the potential deferral of the aforementioned clinical trials, in case the Group is unable to raise such additional funds.

Share Capital

In July 2016, the Group issued 279,500 non-voting shares from its authorized non-voting share capital subsequent to grants made to its employees. In August 2016, the Group’s product candidate known as OBE022 entered into a Phase 1 clinical trial, triggering the obligation of payment to Merck Serono of the 325,000 series A preferred shares due upon occurrence of that event. The 325,000 shares were issued through an ordinary capital increase of the Group on September 28, 2016.

Scope of Consolidation

On September 22, 2016, the Group created a new U.S.-based, fully-owned subsidiary, ObsEva USA Inc., for the main purpose of supporting the Group’s clinical activities in North America. The newly created subsidiary has currently no activity.

ObsEva SA

Consolidated Financial Statements

Forward Stock Split

On December 8, 2016, the Company effected a one-for-13 forward stock split of its outstanding common, preferred and non-voting shares. Accordingly, all share and per share amounts for all periods presented in these financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this forward stock split.

There were no other material events after the balance sheet date.

ObsEva SA

Consolidated Interim Financial Statements

Consolidated Balance Sheets

	Notes	As at September 30, 2016	As at December 31, 2015
		(in thousands)
		(unaudited)	(audited)
Assets
Current assets
Cash and cash equivalents	3	38,910	54,275
Other receivables		229	69
Prepaid expenses and deferred costs	4	627	174

Total current assets		39,766	54,518

Non-current assets
Plant and equipment		131	124
Intangible assets		17,425	16,857
Other long-term assets		94	91

Total non-current assets		17,650	17,072

Total assets		57,416	71,590

Liabilities and Equity
Current liabilities
Other payables and current liabilities		883	595
Accrued expenses		5,715	3,657

Total current liabilities		6,598	4,252

Non-current liabilities
Post-retirement obligations		2,703	2,663

Total non-current liabilities		2,703	2,663

Shareholders’ equity
Share capital	5	1,735	1,694
Share premium	5	71,818	99,597
Reserves	5	2,421	2,821
Accumulated losses	5	(27,859)	(39,437)

Total shareholders’ equity		48,115	64,675

Total liabilities & shareholders’ equity		57,416	71,590

The accompanying notes form an integral part of these consolidated financial statements.

ObsEva SA

Consolidated Interim Financial Statements

Consolidated Statements of Comprehensive Loss

		Nine Months Ended September 30,
	Notes	2016	2015
		(in thousands, except per share data) (unaudited)
Other operating income		37	14

Operating expenses
Research and development expenses	6	(15,544)	(11,943)
General and administrative expenses		(3,321)	(1,586)

Total operating expenses		(18,865)	(13,529)

Operating loss		(18,828)	(13,515)

Finance income		34	195
Finance expense		(267)	—

Net loss before tax		(19,061)	(13,320)

Income tax expense		—	—

Net loss		(19,061)	(13,320)

Net loss per share
Basic	7	(0.9)	(1.4)
Diluted	7	(0.9)	(1.4)

Other comprehensive income / (loss)
Items that will not be reclassified to profit and loss

Remeasurements on post-retirement benefit plans		—	—

Items that may be reclassified to profit or loss
Currency translation differences		1,956	(373)

Total other comprehensive income / (loss).		1,956	(373)

Total comprehensive loss		(17,105)	(13,693)

The accompanying notes form an integral part of these consolidated financial statements.

ObsEva SA

Consolidated Interim Financial Statements

Consolidated Statements of Cash Flows

	Nine Months Ended September 30,
	2016	2015
	(in thousands) (unaudited)
Net loss before tax for the period	(19,061)	(13,320)

Adjustments for:
Depreciation	34	26
Post-retirement benefit	(48)	61
Share based payments	514	653
Finance expense, net	233	(195)
(Increase) / decrease in other receivables	(160)	27
Increase in prepaid expenses, other long-term assets and deferred costs payable	(447)	(60)
Increase / (decrease) in other payables and current liabilities	288	(24)
Increase in accrued expenses	2,058	1,081

Net cash flows used in operating activities	(16,589)	(11,751)

Payments for plant and equipment	(38)	(15)

Net cash flows used in investing activities	(38)	(15)

Proceeds from issues of shares and other equity securities	15	16,312
Payments of deferred costs of financing activities	(9)	—
Share issuance costs	(10)	—
Interest received	23	—

Net cash flows from financing activities	19	16,312

Net (decrease) / increase in cash and cash equivalents	(16,608)	4,546

Cash and cash equivalents as at January 1,	54,275	4,008

Effects of exchange rate changes on cash and cash equivalents	1,243	(146)
Cash and cash equivalents as at September 30,	38,910	8,408

The accompanying notes form an integral part of these consolidated financial statements.

ObsEva SA

Consolidated Interim Financial Statements

Consolidated Statements of Changes in Equity

	Share Capital	Share Premium	Share- Based Payments Reserve	Foreign Currency Translation Reserve	Total Reserves	Accumulated Losses	Total
	(in thousands)
	(unaudited)
January 1, 2015	764	23,255	460	(278)	182	(18,214)	5,987

Loss for the period	—	—	—	—	—	(13,320)	(13,320)
Other comprehensive loss	—	—	—	(373)	(373)	—	(373)

Total comprehensive loss	—	—	—	(373)	(373)	(13,320)	(13,693)
Capital contribution	—	16,305	—	—	—	—	16,305
Issuance of non-voting shares	7	196	(196)	—	(196)	—	7
Acquisition of a license	—	—	2,366	—	2,366	—	2,366
Share-based remuneration	—	—	653	—	653	—	653

September 30, 2015	771	39,756	3,283	(651)	2,632	(31,534)	11,625

January 1, 2016	1,694	99,597	3,227	(406)	2,821	(39,437)	64,675

Loss for the period	—	—	—	—	—	(19,061)	(19,061)
Other comprehensive loss	—	—	—	1,956	1,956	—	1,956

Total comprehensive loss	—	—	—	1,956	1,956	(19,061)	(17,105)
Issuance of non-voting shares	15	504	(504)	—	(504)	—	15
Share issuance costs	—	(10)	—	—	—	—	(10)
Acquisition of license	26	2,366	(2,366)	—	(2,366)	—	26
Share-based remuneration	—	—	514	—	514	—	514
Offset of accumulated losses with share premium	—	(30,639)	—	—	—	30,639	—

September 30, 2016	1,735	71,818	871	1,550	2,421	(27,859)	48,115

The accompanying notes form an integral part of these consolidated financial statements.

ObsEva SA

Consolidated Interim Financial Statements

Notes to the Interim Financial Statements for the Nine-Month Period Ended September 30, 2016 (Unaudited)

1.	General Information

ObsEva SA (the “Company”) was founded on November 14, 2012, and its address is 12 Chemin des Aulx, 1228 Plan-les-Ouates, Geneva, Switzerland. The terms “ObsEva” or “the Group” refer to ObsEva SA together with its subsidiary included in the scope of consolidation (Note 2.3).

The Group is focused on the development and commercialization of novel therapeutics for serious conditions that compromise women’s reproductive health and pregnancy. The Group has a portfolio of 3 mid- to late-stage development in-licensed compounds (OBE2109, OBE001 and OBE022) developed in 4 indications. The Group has no currently marketed products.

The consolidated financial statements are presented in dollars of the United States (USD), rounded to the nearest thousand, except share and per share data, and have been prepared on the basis of the accounting principles described in Note 2.

The consolidated financial statements were authorized for issue by the Company’s Board of Directors (the “Board of Directors”) on December 27, 2016.

2.	Accounting Principles and Scope of Consolidation

2.1 Basis of Preparation and Accounting Principles

The unaudited nine-month consolidated interim financial statements (the “interim financial statements”) are prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (the “IASB”). The accounting policies used in the preparation and presentation of the consolidated interim financial statements are consistent with those used in the consolidated financial statements for the year ended December 31, 2015 (the “annual financial statements”).

The consolidated interim financial statements should be read in conjunction with the consolidated annual financial statements as they provide an update of previously reported information.

The Group fulfills its obligations by the use of its cash reserves. As of the date of the approval of the unaudited consolidated interim financial statements by the Board of Directors, the Group plans to start a number of additional late-stage clinical trials in the first half of 2017. The Group has therefore revised its financing plans to fulfill its obligations under the expected development plan, primarily through the sale of equity or equity-related instruments. The Group also prepared contingency plans, including the potential deferral of the aforementioned clinical trials, in case it is unable to raise such additional funds. Therefore the Group believes it will be able to meet all of its obligations as they fall due for a further 12 months from September 30, 2016, hence, the unaudited consolidated interim financial statements have been prepared on a going concern basis.

2.2 Use of Estimates and Assumptions

The preparation of consolidated interim financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities at the date of the interim financial statements. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of the consolidated interim financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate during the period in which the circumstances change.

ObsEva SA

Consolidated Interim Financial Statements

The Group’s activities are not affected by any significant seasonal effect.

2.3 Scope of Consolidation

The following change occurred to the scope of consolidation during the reporting period:

On September 12, 2016, the Group created a new US-based, fully-owned subsidiary, ObsEva USA Inc., for the main purpose of supporting the Group’s clinical activities in North America. The newly created subsidiary has currently no activity.

3.	Cash and Cash Equivalents

	As at September 30, 2016	As at December 31, 2015
	(in thousands)
	(unaudited)	(audited)
Bank deposits	35,910	43,801
Interest bearing deposits	3,000	10,474

Total cash and cash equivalents	38,910	54,275

4.	Prepaid Expenses and Deferred Costs

Prepaid expenses and deferred costs include an amount of USD 108 thousand of costs which have been incurred in connection with the Group’s planned initial public offering (“IPO”) and related issuance of new shares. These costs have been deferred and will be deducted from equity upon issuance of the shares. The portion of these costs that has been paid as of September 30, 2016 has been reflected as cash used in financing activities in the consolidated statements of cash flows.

5.	Shareholders’ Equity

On February 23, 2016, the shareholders voted for statutory purposes a resolution to offset the accumulated losses with the share premium balance for an amount of USD 30.6 million. Such transaction has no impact on the overall equity position.

On July 29, 2016, the Group issued 279,500 non-voting shares from its authorized non-voting share capital subsequent to grants made to its employees.

In August 2016, the Group’s product candidate known as OBE022 entered into a Phase 1 clinical trial, triggering the obligation of payment to Merck Serono of the 325,000 series A preferred shares due upon occurrence of that event. The 325,000 shares were issued through a capital increase of the Group on September 28, 2016.

An amount of USD 2.4 million was reclassified from the share-based payment reserve to share premium.

6.	Research and Development Expenses

Due to the difficulty in assessing when research and development projects would generate revenue, the Group expenses all research and development costs to the profit and loss accounts.

For the nine months ended September 30, 2016 and 2015, the Group pursued its research and development programs totaling expenses of USD 15.5 million and USD 11.9 million, respectively.

ObsEva SA

Consolidated Interim Financial Statements

7.	Loss Per Share

The Company’s ordinary shares are comprised of common shares and non-voting shares. In addition, the Company has issued series A and series B preferred shares. As the series A and series B preferred shares participate with ordinary shares in the profit or loss on a pro-rata basis, the net loss is allocated to each class pro-rata to their weighted average number of shares outstanding during the period. The basic loss per share is calculated by dividing the loss of the period attributable to the ordinary shares by the weighted average number of ordinary shares (common and non-voting) outstanding during the period as follows:

	Nine Months Ended September 30,
	2016			2015
	Series B Preferred Shares	Series A Preferred Shares	Common and Non- Voting Shares	Series B Preferred Shares	Series A Preferred Shares	Common and Non- Voting Shares
	(in thousands, except share and per share data) (unaudited)
Net loss attributable to shareholders	(9,846)	(6,851)	(2,364)	—	(11,137)	(2,183)
Weighted average number of shares outstanding	11,079,549	7,709,182	2,659,852	—	7,706,777	1,510,990

Basic and diluted loss per share	(0.9)	(0.9)	(0.9)	—	(1.4)	(1.4)

For the periods ended September 30, 2016 and 2015, 505,024 and 496,964 non-vested shares, respectively, which would have an anti-dilutive impact on the calculation of the diluted earnings per share, are excluded from the calculation.

8.	Financial Instruments

The Group’s financial assets consist of cash and cash equivalents and other receivables which are classified as assets at amortized costs according to IAS 39. The Group’s financial liabilities consist of other payables and accruals which are classified as other liabilities at amortized cost according to IAS 39.

All financial assets and liabilities, respectively, are held at their amortized cost.

9.	Segment Information

The Group operates in one segment, which is the research, development of innovative women’s reproductive, health and pregnancy therapeutics. The marketing and commercialization of such therapeutics depend on the success of the clinical development phase. The Chief Executive Officer of the Company reviews the consolidated statement of operations of the Group on an aggregated basis and manages the operations of the Group as a single operating segment.

The Group currently generates no revenue from the sales of therapeutics products.

The long lived assets of the Group are all held in Switzerland.

10.	Events After the Reporting Period

In November 2016, the Group issued 817,492 non-voting shares from its authorized non-voting share capital subsequent to grants made to its employees.

ObsEva SA

Consolidated Interim Financial Statements

Forward Stock Split

On December 8, 2016, the Company effected a one-for-13 forward stock split of its outstanding common, preferred and non-voting shares. Accordingly, all share and per share amounts for all periods presented in these financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this forward stock split.

There were no other material events after the balance sheet date.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.	Indemnification of Directors and Officers.

Under Swiss law, a corporation may indemnify its directors or officers against losses and expenses, except for such losses and expenses arising from willful misconduct or negligence (although some legal scholars advocate that at least gross negligence be required), including attorney’s fees, judgments, fines and settlement amounts actually and reasonably incurred in a civil or criminal action, suit or proceeding by reason of having been the representative of, or serving at the request of, the corporation.

Subject to Swiss law, our articles of association provides for indemnification of the existing and former members of our board of directors, executive management, and their heirs, executors and administrators, against liabilities arising in connection with the performance of their duties in such capacity, and permits us to advance the expenses of defending any act, suit or proceeding to members of our board of directors and executive management.

In addition, under general principles of Swiss employment law, an employer may be required to indemnify an employee against losses and expenses incurred by such employee in the proper execution of their duties under the employment agreement with the Company.

We intend to enter into indemnification agreements with each of the members of our board of directors and executive officers upon the completion of this offering.

In the underwriting agreement that we enter into in connection with the sale of the common shares being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, or the Securities Act, against certain liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that, in the opinion of the U.S. Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 7.	Recent Sales of Unregistered Securities.

Set forth below is information regarding share capital issued and options granted by us since January 1, 2013. None of the below described transactions involved any underwriters, underwriting discounts or commissions, or any public offering. Some of the transactions described below involved directors, officers and 5% shareholders and are more fully described under the section of the prospectus titled “Related-Party Transactions.” The following discussion does not give effect to the conversion of our preferred shares into common shares upon the completion of this offering.

Issuances of Shares, Promissory Notes and Warrants

The following list sets forth information regarding all unregistered securities issued by us since January 1, 2013.

1) In May 2013, we borrowed $0.7 million from two lenders pursuant to a convertible loan and issued the lender a warrants to purchase 20% of the number of Series A preferred shares into which such lender could convert the convertible loan.

2) In August 2013, we issued an aggregate of 6,523,257 Series A preferred shares to five investors at a purchase price of $5.33 per share, for an aggregate purchase price of $34.6 million. In some cases, some of the purchase price for these shares took the form of conversion of principal and interest under outstanding convertible loans held by the respective investors. We also issued an aggregate of 269,451 Series A preferred shares to two investors upon the exercise of their warrants to purchase Series A preferred shares for aggregate consideration of $22,422. In addition, we issued 914,069 Series A preferred shares to one investor in consideration for an in-license.

3) In November 2015, we sold 11,079,549 Series B preferred shares to nine investors at a purchase price of $5.37 per share, for an aggregate purchase price of $59.6 million.

4) In September 2016, we issued 325,000 additional Series A preferred shares to one investor in consideration for an in-license.

The offers, sales and issuances of the securities described in the preceding two paragraphs were exempt from registration either (1) under Section 4(a)(2) of the Securities Act in that the transactions were between an issuer and sophisticated investors and did not involve any public offering within the meaning of Section 4(a)(2) or (2) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States.

Issuances Under Our Equity Plans

Since January 1, 2013, we granted to employees, consultants and non-employee directors, pursuant to our equity incentive plans and in exchange for services rendered or to be rendered, an aggregate of 1,854,502 non-voting shares, each with an exercise price of CHF 0.0769 per share, for aggregate proceeds of approximately $146,000.

The offers, sales and issuances of the securities described in the preceding paragraph were exempt from registration either (1) under Section 4(a)(2) of the Securities Act in that the transactions were between an issuer and members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2), (2) under Rule 701 promulgated under the Securities Act in that the transactions were under compensatory benefit plans and contracts relating to compensation or (3) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States.

Item 8.	Exhibits and Financial Statement Schedules

Exhibits

The exhibits to the registration statement are listed in the Exhibit Index attached hereto and are incorporated by reference herein.

Financial Statement Schedules

None.

Item 9.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Geneva, Switzerland, on January 6, 2017.

OBSEVA SA

By:	/s/ Ernest Loumaye
Ernest Loumaye
Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Ernest Loumaye	Chief Executive Officer and Director (Principal Executive Officer)	January 6, 2017
Ernest Loumaye

/s/ Fabien de Ladonchamps	Vice President Finance (Principal Financial Officer and Principal Accounting Officer)	January 6, 2017
Fabien de Ladonchamps

*	Chairperson of the Board of Directors	January 6, 2017
Frank Verwiel

*	Director	January 6, 2017
Annette Clancy

*	Director	January 6, 2017
Barbara Duncan

*	Director	January 6, 2017
James I. Healy

*	Director	January 6, 2017
Nanna Lüneborg

*	Director	January 6, 2017
Ed Mathers

*	Director	January 6, 2017
Rafaèle Tordjman

Signature	Title	Date

*	Director	January 6, 2017
Jacky Vonderscher

*	Authorized Representative in the United States	January 6, 2017
Colleen A. VeDries SVP on behalf of National Corporate Research, Ltd.

*By:	/s/ Ernest Loumaye
Ernest Loumaye
Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description of Exhibit	Filed Herewith	Previously Filed	To be Filed by Amendment

1.1	Form of Underwriting Agreement			X

3.1	Articles of Association, as currently in effect		X

3.2	Form of Amended and Restated Articles of Association to become effective immediately prior to the closing of this offering		X

4.1	Series B Shareholders Agreement by and among the Registrant and certain holders of its capital shares, dated as of November 19, 2015		X

4.2	Form of Registration Rights Agreement			X

5.1	Opinion of Lenz & Staehelin, Swiss counsel of the Registrant, as to the validity of the common shares			X

8.1	Opinion of Lenz & Staehelin, Swiss counsel of the Registrant, as to Swiss tax matters			X

8.2	Opinion of Cooley LLP, as to U.S. tax matters			X

10.1#	License Agreement, by and between the Registrant and Ares Trading S.A., dated as of August 28, 2013		X

10.2#	License Agreement, by and between the Registrant and Ares Trading S.A., dated as of June 10, 2015, as amended		X

10.3#	Exclusive License Agreement, by and between the Registrant and Kissei Pharmaceutical Co., Ltd., dated as of November 19, 2015		X

10.4	English language translation of Lease Agreement between the Registrant and Eldista GmbH, dated as of July 1, 2013, as amended		X

10.5†	Form of Indemnification Agreement between the Registrant and each of its executive officers and directors			X

10.6†	Incentive Plan (including form of Issuance Agreement)	X

10.7†	2017 Equity Incentive Plan			X

10.8†	Form of Stock Option Grant Notice and Stock Option Agreement under 2017 Equity Incentive Plan			X

21.1	List of subsidiaries of the Registrant		X

23.1	Consent of PricewaterhouseCoopers SA	X

23.2	Consent of Lenz & Staehelin (included in Exhibits 5.1 and 8.1)			X

23.3	Consent of Cooley LLP (included in Exhibit 8.2)			X

24.1	Power of Attorney (included on signature page)		X

99.1	Registrant’s Application for Waiver of Requirements of Form 20-F, Item 8.A.4.		X

†	Indicates management contract or compensatory plan or arrangement.
#	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and have been separately filed with the Securities and Exchange Commission.